Form 10-K, Exhibit 13
period 1996-06-30
WESTERFED FINANCIAL CORP
filed 1996-09-30
CIK 912428

                                   Exhibit 13

                        Excerpts from Annual Report to Security Holders

WesterFed Financial Corporation and Subsidiaries

Selected Consolidated Financial and Other Data
- -------------------------------------------------------------------------------


(Dollars in thousands, except share and per share amounts)
At June 30,                                             1996         1995         1994         1993          1992
- -------------------------------------------------------------------------------------------------------------------
Selected Financial Condition Data:
Total assets                                          $563,931     $563,285     $515,675    $ 404,117     $ 389,395
Loans receivable, net and loans held for sale          368,193      313,121      274,840      233,148       238,281
Mortgage-backed securities, net                        104,947      143,825      145,025       87,534        53,169
Investment securities, FHLB stock and other
     interest-earning assets                            64,108       82,375       74,168       62,941        74,206
Deposits                                               350,212      344,155      349,121      351,447       346,160
Borrowed funds                                         125,838      134,704       85,087       15,541         9,265
Stockholders' equity                                    78,607       75,146       74,168       29,024        24,503
Book value per common share                              17.88        17.09        16.03           NA            NA
- -------------------------------------------------------------------------------------------------------------------


Year Ended June 30,                                     1996          1995         1994         1993         1992
- -------------------------------------------------------------------------------------------------------------------
Selected Operations Data:
Total interest income                                $  42,544     $ 37,783    $  31,933     $ 30,365      $ 33,883
Total interest expense                                  24,737       20,984       16,391       16,931        22,237
- -------------------------------------------------------------------------------------------------------------------
   Net interest income                                  17,807       16,799       15,542       13,434        11,646
Provision for loan losses                                  ---          ---          ---          ---           (53)
Non-interest income                                      3,882        3,207        3,511        4,731         4,301
Non-interest expense                                   (14,574)     (13,405)     (11,938)     (10,691)      (10,379)
- -------------------------------------------------------------------------------------------------------------------
   Income before income taxes, extraordinary item
     and cumulative effect of change in accounting
     for income taxes                                    7,115        6,601        7,115        7,474         5,515
Income taxes                                            (2,556)      (2,473)      (2,681)      (2,952)       (1,935)
- -------------------------------------------------------------------------------------------------------------------
   Income before extraordinary item and cumulative
      effect of change in accounting for
      income taxes                                       4,559        4,128        4,434        4,522         3,580
Extraordinary loss, net of tax benefit of  $ 188           ---          ---          ---          ---          (350)
Cumulative effect of change in accounting for
      income taxes                                         ---          ---          795          ---           ---
- -------------------------------------------------------------------------------------------------------------------
Net income                                          $    4,559    $   4,128   $    5,229    $   4,522     $   3,230
===================================================================================================================
Net income per share:
   Income before cumulative effect of change
      in accounting for income taxes               $      1.07   $     0.96  $      1.01           NA            NA
   Cumulative effect of change in accounting
      for income tax                                       ---          ---         0.18          ---           ---
- -------------------------------------------------------------------------------------------------------------------

Net income per share                               $      1.07   $    0.96(1)$      1.19(1)        NA            NA
===================================================================================================================
Dividends per share                                $      0.36   $     0.30  $      0.05           NA            NA
===================================================================================================================
Dividend payout ratio(2)                                 33.64%       31.25%        4.20%          NA            NA
===================================================================================================================




Selected Financial Ratios and Other Data:
Return on assets (ratio of net income to
  average total assets)                                   0.79%        0.76%        1.14%        1.14%         0.83%
Return on assets before cumulative effect of
  change in accounting for income taxes                   0.79         0.76         0.96         1.14          0.83
Return on equity (ratio of net income to
  average equity)                                         5.90         5.54        10.07        16.90         14.11
Return on equity before cumulative effect of
  change in accounting for income taxes                   5.90         5.54         8.54        16.90         14.11
Interest rate spread at end of period                     2.67         2.38         2.80         3.49          3.29
Net interest margin(3)                                    3.23         3.23         3.54         3.60          3.15
Ratio of non-interest expense to average
  total assets                                            2.53         2.47         2.60         2.69          2.67
Non-performing assets to total assets, at
  end of period                                           0.13         0.10         0.16         0.21          1.10
Total allowance for loan losses  to total
  non-performing assets                                 280.42       350.35       238.82       242.98         49.14
Stockholders' equity to total assets, at
  end of period                                          13.94        13.34        14.38         7.18          6.29
Ratio of average interest-earning assets
  to average interest-bearing liabilities               113.58       113.51       110.16       104.04        102.64
Number of  offices                                          19           18           18           18            18
- -------------------------------------------------------------------------------------------------------------------

- --------
1  Restated
2  Dividends paid per share divided by net income per share.
3  Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations
- --------------------------------------------------------------------------------




                                     GENERAL

WesterFed Financial Corporation ("WesterFed" or the "Company") was formed as part of the conversion of Western Federal Savings Bank of Montana ("Western Federal" or the "Bank") from a federal mutual to a stock savings bank, which was completed on January 6, 1994 (the "Conversion"). Currently the Company has no other business activity other than acting as the holding company for Western Federal. As a result, the following discussion relates primarily to the activities of the Bank during the past fiscal year.

The Company's results of operations are dependent primarily on net interest income and fee income. Net interest income is the difference between the interest income earned on its loans, mortgage-backed securities, and investment portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed money ("spread"). The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities.

The Company serves the financial needs of communities in Montana through its main office located in Missoula, and 18 branch offices and one loan servicing office. The Company attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate loans secured by mortgages on owner-occupied one- to four-family residences in its primary market areas. To a lesser extent, the Company also originates multi-family, commercial real estate, construction and consumer loans in its market areas. The Company also invests in mortgage-backed securities, investment securities and other short-term liquid assets.

         Changes in Financial Condition, June 30, 1995 to June 30, 1996

Total assets increased approximately $600,000 to $563.9 million at June 30, 1996 from $563.3 million at June 30, 1995. This increase in assets was primarily the result of a $55.1 million increase in loans receivable, partially offset by decreases of $18.3 million in investment securities, Federal Home Loan Bank of Seattle ("FHLB") stock and other interest earning assets, and $38.9 million in mortgage-backed securities. The $600,000 increase was funded primarily by an increase of $6.0 million in deposits and a $3.5 million increase in stockholders' equity, partially offset by a $8.9 million decrease in borrowed funds.

The $55.1 million increase in loans receivable was primarily the result of $165.5 million in new loan originations and $7.0 million in purchases of loans, which were partially offset by principal repayments of $87.0 million and the sale of whole loans of $31.2 million. Included in these amounts were $31.9 million in consumer loan originations. The consumer loan portfolio increased $12.0 million, or 37.6%, to $43.9 million at June 30, 1996 from $31.9 million at June 30, 1995. The $165.5 million in new loan originations was an increase of $35.7 million from fiscal 1995. The increase in loan originations and other loan activity is attributable to a decrease in interest rates in fiscal 1996 as compared to the higher interest rate environment in fiscal 1995. In addition, a new dealer finance program was implemented where the Bank originates loans directly through local auto and recreational dealers. In the first two months of operation, $2.8 million of these new consumer loan type loans were added to portfolio.

The $38.9 million decrease in mortgage-backed securities was primarily the result of principal repayments of $29.6 million and the sale of mortgage-backed securities available-for-sale of $30.7 million, which exceeded purchases of $21.9 million. The $30.7 million of mortgage-backed securities that were sold consisted of $2.2 million in adjustable rate and $28.5 million in fixed rate fifteen year and thirty year mortgage-backed securities while the $21.9 million in purchases consisted of $2.2 million of fixed rate five year balloon and $19.7 million of adjustable rate mortgage-backed securities. The mortgage-backed securities that were sold were experiencing increasing prepayments and therefore were sold to maximize the net returns available on them and for interest rate risk management purposes. In addition, $5.6 million of fifteen year fixed rate mortgage-backed securities and $5.0 million of fixed rate collateralized mortgage obligations were transferred from the held-to-maturity category to the

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------



available-for-sale category prior to December 31, 1995 in accordance with a special report issued by the FASB, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The $10.6 million of mortgage-backed securities transfered were at amortized cost, had gross unrealized losses of $140,000 and were transferred for interest rate risk management purposes.

The $18.3 million decrease in investment securities, FHLB stock and other interest earning assets was primarily the result of the maturities and principal payments of investment securities of $53.6 million and a net reduction in interest bearing deposits due from banks of $2.7 million, partially offset by a net increase in interest bearing deposits of $898,000, the purchase of $36.2 million in investment securities and an increase of $722,000 in FHLB stock. Investment securities purchased during the fiscal year included $26.8 million of U.S. Agency securities and $3.1 million of corporate securities with fixed rates and maturities ranging from one month to two years. These investments were purchased in an attempt to earn rates in excess of over-night fund rates while minimizing the effect of potential interest rate increases. These purchases were funded primarily from the proceeds of maturing investments.

Deposits increased $6.0 million, or 1.7%, to $350.2 million at June 30, 1996 from $344.2 million at June 30, 1995. Interest credited was $15.7 million while withdrawals exceeded deposits by $9.7 million. Checking and certificates of deposit increased $3.9 million and $4.8 million, respectively, while money market and passbook accounts decreased $1.9 million and $700,000, respectively. Checking accounts have increased since the introduction and heavy promotion of the new "Western Style Checking" program. Certificates of deposit continue to offer interest rates greater than the lower yielding money market and passbook accounts and this has resulted in a transfer of funds from these lower yielding accounts into certificates of deposit.

Borrowed funds decreased $8.9 million, or 6.6%, to $125.8 million, at June 30, 1996 from $134.7 million at June 30, 1995. There were $77.7 million of new advances, of which $20.0 million were amortizing fixed rate advances of five years or more to partially fund new thirty year fixed rate mortgages added to portfolio, while $51.7 million were less than one year in maturity and used to fund short-term cash requirements and $6.0 million were fixed rate advances with maturities of one to four years. Principal repayments on FHLB advances were $86.2 million and repayments on collateralized mortgage obligations were $409,000.

Stockholders' equity increased $3.5 million, or 4.7%, to $78.6 million at June 30, 1996 from $75.1 million at June 30, 1995. This increase was due to net income for the fiscal year of $4.6 million and $919,000 related to contributions to the Employee Stock Ownership Plan and shares earned under the Recognition and Retention Plan while stockholders' equity was reduced $1.5 million for dividends declared during the fiscal year and $521,000 related to the change in unrealized gain or loss associated with assets classified as available-for-sale being adjusted to market value in accordance with Statement of Financial Accounting Standards No. 115.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------


                              Results of Operations

Net Interest Income Analysis. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield.



                                                                      Year Ended June 30, 1996
                                                 ------------------------------------------------------------------
                                                        Average               Interest
                                                      Outstanding             Earned/                Yield/
                                                        Balance(1)              Paid                  Rate
- -------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars in Thousands)
Interest-Earnings Assets:
     Loans receivable(2)(3)                            $ 347,084            $  28,640                 8.25%
     Mortgage-backed securities (2)                      132,629                9,167                 6.91
     Investments                                          59,004                3,769                 6.39
     Other interest-earning assets(4)                      9,533                  787                 8.26
     Cash surrender value of life insurance                3,059                  181                 5.92
- -------------------------------------------------------------------------------------------------------------------
           Total interest-earning assets               $ 551,309            $  42,544                 7.72%
===================================================================================================================
Interest-Bearing Liabilities:
     Certificates of deposit                           $ 212,458            $  12,405                 5.84%
     Passbook deposits                                    64,881                1,940                 2.99
     Demand and NOW deposits                              47,664                  889                 1.87
     Money market accounts                                24,786                  851                 3.43
- -------------------------------------------------------------------------------------------------------------------
           Total deposits                                349,789               16,085                 4.60

FHLB advances and notes payable                          134,211                8,442                 6.29
Collateralized mortgage obligations                        1,380                  210                15.22

           Total interest-bearing liabilities          $ 485,380            $  24,737                 5.10%
===================================================================================================================
Net interest income                                                         $  17,807
===================================================================================================================
Net interest rate spread                                                                              2.62%
===================================================================================================================
Net interest-earning assets                           $   65,929
===================================================================================================================
Net interest margin (5)                                                                               3.23%
===================================================================================================================
Average interest-earning assets to average
  interest-bearing liabilities                                                 113.58%
===================================================================================================================




- --------
     1  Based on average monthly balances.
     2 Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
     3  Includes loans held for sale.
     4  Includes primarily short-term liquid assets.
     5  Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- -------------------------------------------------------------------------------




                                             Year Ended June 30, 1995              Year Ended June 30, 1994
                                        --------------------------------------------------------------------------
                                           Average    Interest                  Average      Interest
                                         Outstanding   Earned/    Yield/      Outstanding     Earned/    Yield/
                                          Balance(1)    Paid       Rate         Balance1       Paid       Rate
- -------------------------------------------------------------------------------------------------------------------
                                                                  (Dollars in Thousands)
Interest-Earnings Assets:
     Loans receivable (2)(3)             $ 292,881    $ 23,191     7.92%       $ 259,166      $ 21,105    8.14%
     Mortgage-backed securities (2)        137,359       9,227     6.72          107,389         7,114    6.62
     Investments                            60,095       3,762     6.26           43,598         2,585    5.93
     Other interest-earning assets (4)      27,501       1,423     5.17           25,528           948    3.71
     Cash surrender value of life
       insurance                             2,882         180     6.25            2,800           181    6.46
- -------------------------------------------------------------------------------------------------------------------
           Total interest-earning
               assets                    $ 520,718    $ 37,783     7.26%       $ 438,481      $ 31,933    7.28%
===================================================================================================================
Interest-Bearing Liabilities:
     Certificates of deposit             $ 197,794    $ 10,035     5.07%       $ 198,289     $   9,804    4.94%
     Passbook deposits                      71,151       2,110     2.97           81,223         2,391    2.94
     Demand and NOW deposits                46,330         955     2.06           46,684         1,011    2.17
     Money market accounts                  29,247         958     3.28           30,454           946    3.11
- -------------------------------------------------------------------------------------------------------------------
           Total deposits                  344,522      14,058     4.08          356,650        14,152    3.97

FHLB advances and notes payable            112,343       6,632     5.90           38,469         1,913    4.97
Collateralized mortgage obligations          1,877         294    15.66            2,910           326   11.20
- -------------------------------------------------------------------------------------------------------------------

           Total interest-bearing
               liabilities               $ 458,742    $ 20,984     4.57%       $ 398,029      $ 16,391    4.12%
===================================================================================================================
Net interest income                                   $ 16,799                                $ 15,542
===================================================================================================================
Net interest rate spread                                           2.69%                                  3.16%
===================================================================================================================
Net interest-earning assets              $  61,974                             $  40,452
===================================================================================================================
Net interest margin (5)                                            3.23%                                  3.54%
===================================================================================================================
Average interest-earning assets
  to average interest-bearing
  liabilities                                           113.51%                                  110.16%
===================================================================================================================








- --------
     1  Based on average monthly balances.
     2  Based on average monthly balances.
     3 Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
     4  Includes primarily short-term liquid assets.
     5  Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- -------------------------------------------------------------------------------



                              Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate), (ii) changes in rate (i.e., changes in rate multiplied by old volume), (iii) changes in rate-volume (changes in rate multiplied by the change in volume), and (iv) the net change.



                                                     1996 vs. 1995                           1995 vs. 1994
                                        ---------------------------------------  -------------------------------------
                                        Increase/(Decrease) Due To:              Increase/(Decrease) Due To:
                                        ---------------------------              ---------------------------
                                                                       Total                                   Total
                                                            Rate/     Increase                       Rate/   Increase
                                         Volume     Rate    Volume   (Decrease)   Volume    Rate    Volume  (Decrease)
- -------------------------------------------------------------------------------  -------------------------------------
                                                                     (Dollars In Thousands)
Interest-Earning Assets:
      Loans receivable                  $ 4,292   $   978   $  179    $ 5,449    $ 2,746   $ (583)   $ (77)   $ 2,086
      Mortgage-backed securities           (318)      268      (10)       (60)     1,986       99       28      2,113
      Investments                           (68)       77       (2)         7        978      144       55      1,177
      Other interest-earning assets        (930)      848     (554)      (636)        73      373       29        475
      Cash surrender value of life
        insurance                            11        (9)      (1)         1          5       (6)       0         (1)
- -------------------------------------------------------------------------------  -------------------------------------

           Total interest-earning
               assets                   $ 2,987   $ 2,162   $ (388)   $ 4,761    $ 5,788   $    27   $  35    $ 5,850
===============================================================================  =====================================

Interest-Bearing Liabilities:
      Certificates of deposit          $    744   $ 1,515   $  111    $ 2,370    $   (24)  $   258   $  (2)   $   232
      Passbook deposits                    (186)       17       (1)      (170)      (297)       18      (2)      (281)
      Demand and NOW deposits                27       (91)      (2)       (66)        (8)      (49)      1        (56)
      Money market accounts               (146)        46       (7)      (107)       (37)       51      (3)        11
- -------------------------------------------------------------------------------  -------------------------------------
           Total Deposits                   439     1,487      101      2,027       (366)      278      (6)       (94)

FHLB advances and notes payable           1,291       435       84      1,810      3,674       358     687      4,719
Collateralized mortgage obligations         (78)       (8)       2        (84)      (116)      130     (46)       (32)
- -------------------------------------------------------------------------------  -------------------------------------

           Total interest-bearing
                 liabilities            $ 1,652   $ 1,914   $  187    $ 3,753    $ 3,192   $   766   $ 635    $ 4,593
===============================================================================  =====================================

Changes to net interest income          $ 1,335   $   248   $ (575)   $ 1,008    $ 2,596   $  (739)  $(600)   $ 1,257
===============================================================================  =====================================

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- -------------------------------------------------------------------------------


The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates for the Company at the dates indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.



                                                                   At June 30,
                                                          ------------------------------
                                                            1996      1995      1994
- -----------------------------------------------------------------------------------------
Weighted average yield on:
      Loans receivable (1)(2)                                8.12%     8.00%    7.62%
      Mortgage-backed securities(1)                          7.06      7.08     6.66
      Investments(1)                                         6.25      6.29     5.30
      Other interest-earning assets                          5.31      5.76     5.91
      Cash surrender value of life insurance                 6.50      6.15     6.50
- -----------------------------------------------------------------------------------------
      Combined weighted average yield on interest-
           earning assets                                    7.68      7.48     7.00
- -----------------------------------------------------------------------------------------
Weighted average rate paid on:
      Certificates of deposit                                5.82      5.88     4.48
      Passbook deposits                                      3.00      3.03     2.94
      Demand and NOW deposits                                1.66      1.98     2.02
      Money market accounts                                  3.46      3.46     3.13
- -----------------------------------------------------------------------------------------
      Total deposits                                         4.54      4.62     3.86

      FHLB advances and notes payable                        6.26      6.28     5.39
      Collateralized mortgage obligations                   11.27     11.22    11.11
- -----------------------------------------------------------------------------------------
      Combined weighted average rate paid on interest-
           bearing liabilities                               5.01      5.10     4.20
- -----------------------------------------------------------------------------------------
      Interest rate spread                                   2.67%     2.38%    2.80%
- -----------------------------------------------------------------------------------------

- --------
      1 Calculated net of deferred loan fees, loan discounts and loans in process.
      2  Does not include interest on loans 90 days or more delinquent.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------



The following table summarizes the major components of the Company's net income for the last three fiscal years and the changes which occurred between the periods shown:



                                                                       Year Ended June 30,
Components of net income:                                1996                      1995               1994
- -------------------------------------------------------------------------------------------------------------------
                                                                           (In Thousands)
                                                  Amount       Change       Amount       Change       Amount
- -------------------------------------------------------------------------------------------------------------------
Interest income                                  $  42,544     $  4,761     $ 37,783      $ 5,850      $ 31,933
Interest expense                                    24,737        3,753       20,984        4,593        16,391
- -------------------------------------------------------------------------------------------------------------------
     Net interest income                            17,807        1,008       16,799        1,257        15,542
- -------------------------------------------------------------------------------------------------------------------
Provision for loan losses                              ---          ---          ---          ---          ---
Non-interest income                                  3,882          675        3,207         (304)        3,511
Non-interest expense                               (14,574)      (1,169)     (13,405)      (1,467)      (11,938)
- -------------------------------------------------------------------------------------------------------------------
     Income before income taxes and cumulative
        effect of change in accounting for income
        taxes                                        7,115          514        6,601         (514)        7,115
Income taxes                                        (2,556)         (83)      (2,473)         208        (2,681)
- -------------------------------------------------------------------------------------------------------------------
     Income before cumulative effect of change
       in accounting for income taxes                4,559          431        4,128         (306)        4,434
Cumulative effect of change in accounting
     for income taxes                                  ---          ---          ---         (795)          795
- -------------------------------------------------------------------------------------------------------------------
     Net income                                  $   4,559     $    431     $  4,128      $(1,101)      $ 5,229
===================================================================================================================



        Comparison of Operating Results for the Years Ended June 30, 1996
                                and June 30, 1995

General. Net income increased $431,000, or 10.4%, to $4.6 million for the fiscal year ended June 30, 1996 from $4.1 million for the fiscal year ended June 30, 1995. The increase of $431,000 in net income resulted from an increase in net interest income of $1.0 million and an increase in non-interest income of $675,000, offset by an increase in non-interest expense of $1.2 million and an increase in income tax expense of $83,000. Return on assets (ratio of net income to average total assets) increased to 0.79% for the fiscal year ended June 30, 1996 from 0.76% for the fiscal year ended June 30, 1995. The interest rate spread increased to 2.67% at June 30, 1996 from 2.38% at June 30, 1995. While the Company has adopted interest rate risk policies in an effort to protect net interest income from significant increases in short term interest rates, the Company's net income could still be adversely affected by a narrowing of its net interest rate spread. See Interest Rate Risk Management.

Interest Income. Interest income increased $4.7 million to $42.5 million for the fiscal year ended June 30, 1996 from $37.8 million for the fiscal year ended June 30, 1995. This increase resulted from an increase in the average balance of interest earning assets of $30.6 million to $551.3 million during fiscal 1996 from $520.7 million during fiscal 1995 and an increase in the average yield on interest-earning assets to 7.72% during fiscal 1996 from 7.26% during fiscal 1995.

Interest earned on loans receivable increased $5.4 million due primarily to a $54.2 million increase in the average balance of loans receivable to $347.1 million during fiscal 1996 from $292.9 million during fiscal 1995. In

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- -------------------------------------------------------------------------------



addition, the average yield on loans increased to 8.25% during fiscal 1996 from 7.92% during fiscal 1995. The increase in the average balance of loans receivable was the result of continued loan production in excess of principal repayments and the sale and securitization of loans. The increase in yield was the result of new loans being originated at rates greater than the average rate of those loans being repaid.

Interest earned on mortgage-backed securities decreased $60,000 due primarily to a $4.8 million decrease in the average balance of mortgage-backed securities outstanding to $132.6 million during fiscal 1996 from $137.4 million during fiscal 1995. The decrease in average balance was the result of management's decision during the fiscal year to use a portion of the mortgage-backed securities portfolio to partially fund the growth in loans receivable in an attempt to earn yields greater than those available on mortgage-backed securities.

Interest earned on investment securities increased $7,000. While the average balance of investment securities decreased $1.1 million to $59.0 million during fiscal 1996 from $60.1 million during fiscal 1995, the average yield on investment securities increased to 6.39% during fiscal 1996 from 6.26% during fiscal 1995.

Interest earned on other interest-earning assets and cash surrender value of life insurance decreased $636,000 due primarily to a decrease in the average balance of other interest-earning assets of $18.0 million to $9.5 million during fiscal 1996 from $27.5 million during fiscal 1995. The decrease in the average balance of other interest-earning assets was the result of management's decision during the fiscal year to use the proceeds of other interest-earning assets to fund growth in loans receivable.

Interest Expense. Total interest expense increased $3.7 million to $24.7 million in fiscal 1996 from $21.0 million in fiscal 1995 due primarily to an increase in rates paid on certificates of deposit and an increase in the average balance of FHLB advances. Interest expense on deposits increased $2.0 million due primarily to both an increase in the average balance of certificates of deposits of $14.7 million to $212.5 million during fiscal 1996 from $197.8 million during fiscal 1995 and an increase in the average rate paid on certificates of deposit to 5.84% during fiscal 1996 from 5.07% during fiscal 1995 as a result of depositors electing to invest in longer-term higher-yielding certificates of deposit. Interest expense on FHLB advances increased $1.8 million to $8.4 million in fiscal 1996 from $6.6 million in fiscal 1995. This increase was primarily the result of an increase of $21.9 million in the average balance of FHLB advances to $134.2 million during fiscal 1996 from $112.3 million during fiscal 1995. The new FHLB advances were obtained in an effort to fund asset growth and increase net interest income.

Provisions for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. The Company made no additional provision for loan losses for the fiscal years ended June 30, 1996 and June 30, 1995. At June 30, 1996, the Company had $715,000 of non-performing assets (representing 0.13% of total assets) compared to $573,000 at June 30, 1995 (representing 0.10% of total assets). At June 30, 1996, the Company had allowance for loan losses to non-performing assets of 280.4% as compared to 350.4% at June 30, 1995. Management's evaluation of the adequacy of its loan loss reserves, the quality of the loan portfolio and economic conditions in Montana resulted in no additional provision for loan losses. Future additions to the Company's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the performance and composition of the Company's loan portfolio, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels.

Non-interest Income. Non -interest income increased $675,000 to $3.9 million in fiscal 1996 from $3.2 million in fiscal 1995. The $675,000 increase in non-interest income was primarily the result of increases in services fees, net gain on sale of loans and securities available for sale and other operating income of $358,000, $298,000 and $85,000, respectively, while loan origination fees decreased $66,000. The $358,000 increase in service fees was primarily the result of increases in checking fees and ATM transaction fees. The decrease in loan origination fees of

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------



$66,000 was the result of management's decision during the fiscal year to put into portfolio, rather than sell, a substantial amount of new loan production which results in the deferral, rather than immediate recognition, of loan origination fees.

Non-interest Expense. Non-interest expense increased $1.2 million to $14.6 million in fiscal 1996 from $13.4 million in fiscal 1995. The $1.2 million increase in non-interest expense was primarily the result of increases in net occupancy expense of premises of $101,000, marketing and advertising of $103,000 and other operating expenses of $791,000. The increase in net occupancy expense of premises was primarily the result of adding one new branch facility in the Helena market area and the completion of a new office building in Hamilton which replaced the existing facility. The increase in marketing and advertising was related to the increased promotion of loan and deposit products. The increase in other operating expenses were primarily associated with the increased costs of the new checking and ATM programs, costs incurred for the engagement of a consulting firm to assist in developing a long-term operations plan and the related subsequent restructuring and centralization of operations and a $126,000 write-off of the older, existing branch facility in Hamilton.

Proposed Legislation. The deposits of the Bank are presently insured by the Savings Association Insurance Fund (the "SAIF"), which together with the Bank Insurance Fund (the "BIF") are the two insurance funds administered by the Federal Deposit Insurance Corporation (the "FDIC"). As a result of the BIF reaching its statutory reserve ratio, the FDIC revised the premium schedule for BIF insured institutions to provide a range of 0% to 0.27% with an annual minimum assessment of $2,000, essentially eliminating deposit insurance premiums for many BIF-insured institutions. As a result of these adjustments, BIF insured institutions now generally pay lower premiums than SAIF insured institutions. The FDIC has noted that the SAIF is not expected to attain its designated reserve ratio until the year 2002. As a result, SAIF insured members will generally be subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attains its required reserve ratio. The effect of this disparity on the Bank and other SAIF members is uncertain at this time. In order to eliminate this disparity, a number of proposals to recapitalize the SAIF have been considered by the United States Congress in 1995 and 1996. One proposal provides for a one-time assessment to be imposed on all deposits assessed at SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF and eliminate the premium disparity. It also provides for the eventual merger of the BIF and the SAIF. The special assessment rate is anticipated to be approximately 0.70%. Based on the Bank's level of SAIF deposits at March 31, 1995, and assuming a special assessment of 0.70%, the Bank's assessment would be approximately $2.4 million on a pre-tax basis. If such special assessment had been recorded as of June 30, 1996, on a proforma basis, the tangible, core, and risk-based capital ratios of the Bank would have been 11.05%, 11.05%, and 20.86%, respectively. The final form of any such legislation has been the subject of continuing negotiation and cannot be assured. If the legislation is enacted, however, this special assessment would significantly increase non-interest expense and adversely affect the Bank's results of operations. Conversely, depending on the Bank's capital level and supervisory rating, and assuming, although there can be no assurance, that the insurance premium levels for BIF and SAIF members are again equalized, deposit insurance premiums could decrease significantly to the minimum assessment for future periods.

Income Taxes. Income tax expense increased $83,000 to $2.6 million in fiscal 1996 from $2.5 million in fiscal 1995. The increase was the result of an increase in income before income taxes and cumulative effect of change in accounting for income taxes of $514,000 to $7.1 million in fiscal 1996 from $6.6 million in fiscal 1995, partially offset by a reduction in the effective state income tax rate for the fiscal year 1996.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------



        Comparison of Operating Results for the Years Ended June 30, 1995
                                and June 30, 1994


General. Net income decreased $1.1 million to $4.1 million for the fiscal year ended June 30, 1995 from $5.2 million for the fiscal year ended June 30, 1994. The decrease of $1.1 million in net income resulted from a decrease in non-interest income of $304,000, an increase in non-interest expense of $1.5 million and a decrease in the one-time benefit of a cumulative change in accounting for income taxes of $795,000. These decreases were partially offset by an increase of $1.3 million in net interest income and a decrease in income taxes of $208,000. Return on assets (ratio of net income to average total assets) before cumulative effect of change in accounting for income taxes declined to 0.76% for the fiscal year ended June 30, 1995 from 0.96% for the fiscal year ended June 30, 1994. The interest rate spread declined to 2.38% at June 30, 1995 from 2.80% at June 30, 1994. While the decline in interest rate spread had the effect of reducing net interest income, the increase in net interest income resulting from the increase in net interest-earning assets to $62.0 million at June 30, 1995 from $40.5 million at June 30, 1994 more than offset the negative effects of the decline in interest rate spread.

Interest Income. Interest income increased $5.9 million to $37.8 million for the fiscal year ended June 30, 1995 from $31.9 million for the fiscal year ended June 30, 1994. This increase resulted from an increase in the average balance of interest earning assets of $82.2 million to $520.7 million during fiscal 1995 from $438.5 million during fiscal 1994.

Interest earned on loans receivable increased $2.1 million due primarily to a $33.7 million increase in the average balance of loans receivable to $292.9 million during fiscal 1995 from $259.2 million during fiscal 1994, which was partially offset by the effect of a reduction in the average yield on loans to 7.92% during fiscal 1995 from 8.14% during fiscal 1994. The increase in the average balance of loans receivable was the result of continued loan production in excess of principal repayments and the sale and securitization of loans. The decline in yield was the result of new loans being originated at rates less than the average rate of those loans being repaid.

Interest earned on mortgage-backed securities increased $2.1 million due primarily to a $30.0 million increase in the average balance of mortgage-backed securities outstanding to $137.4 million during fiscal 1995 from $107.4 million during fiscal 1994. The increase in average balance was the result of FHLB advances and funds received from the net proceeds of the stock conversion being invested in mortgage-backed securities.

Interest earned on investment securities increased $1.2 million due primarily to a $16.5 million increase in the average balance of investment securities to $60.1 million during fiscal 1995 from $43.6 million during fiscal 1994. This increase in investment securities was generally the result of the investment of a portion of new FHLB advances.

Interest earned on other interest-earning assets and cash surrender value of life insurance increased $474,000 due primarily to an increase in the average yield on other interest-earning assets to 5.17% during fiscal 1995 from 3.71% during fiscal 1994 as a result of an increase in interest rates.

Interest expense. Total interest expense increased $4.6 million to $21.0 million in fiscal 1995 from $16.4 million in fiscal 1994 due to an increase in FHLB advances. Interest expenses on borrowed funds increased $4.7 million to $6.6 million in fiscal 1995 from $1.9 million in fiscal 1994. This increase was primarily the result of an increase of $73.8 million in the average balance of FHLB advances to $112.3 million during fiscal 1995 from $38.5 million during fiscal 1994. The new FHLB advances were obtained in an effort to fund asset growth and increase net interest income. Interest expense on deposits decreased $94,000 due to a $10.0 million decrease in the average balance of passbook deposits to $71.2 million for fiscal 1995 from $81.2 million for fiscal 1994, which was partially

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------


offset by an increase in the average rate paid on certificates of deposit to 5.07% during fiscal 1995 from 4.94% during fiscal 1994.

Provisions for Loan Losses. The Company made no additional provision for loan losses for the fiscal years ended June 30, 1995 and June 30, 1994. At June 30, 1995, the Company had $573,000 of non-performing assets (representing 0.10% of total assets) compared to $850,000 at June 30, 1994 (representing 0.16% of total assets). At June 30, 1995, the Company had allowance for loan losses to non-performing assets of 350.4% as compared to 238.8% at June 30, 1994. Management's evaluation of the adequacy of its loan loss reserves, the quality of the loan portfolio and economic conditions in Montana resulted in no additional provision for loan losses.

Non-interest income. Non-interest income decreased $304,000 to $3.2 million in fiscal 1995 from $3.5 million in fiscal 1994. The primary reason for the decline in non-interest income was a $417,000 decrease in gain on sale of loans, which was partially offset by an increase in fees and service charges of $18,000 and an increase of $95,000 in other non-interest income. The decline in gain on sale of loans was primarily related to a lower volume of loans sold to the secondary market resulting from an interest rate environment in fiscal 1995 that was generally higher than the prior year in which there was a record volume of loan originations. The increase in other non-interest income was primarily related to a non-recurring receipt of $66,000 in reserve funds associated with federal deposit insurance premiums paid by First Federal Savings and Loan Association of Billings, which merged with the Bank in 1991.

Non-interest expense. Non-interest expense increased $1.5 million to $13.4 million in fiscal 1995 from $11.9 million in fiscal 1994. Salaries and employee benefits increased $732,000 due primarily to an increase in health insurance premiums of $105,000, an increase in retirement plan expense of $273,000, which previously had been over-funded, and an increase of $267,000 in employee stock benefit plan expense because such plans were in effect for the full fiscal year 1995 as compared to one-half of fiscal 1994. Occupancy and equipment expense, data processing expense, marketing and advertising, and other operating expense increased $53,000, $23,000, $22,000 and $669,000, respectively. The increase in other operating expense was primarily the result of an increase in the Office of Thrift Supervision ("OTS") examination fees of $15,000, professional fees of $140,000 and a decrease of $475,000 in the deferral of expenses related to loans closed and not sold as a result of the decrease in the amount of loans closed in fiscal 1995 as compared to fiscal 1994. Federal insurance premium expense decreased $32,000 due to a decrease in deposit balances in fiscal 1995 as compared to fiscal 1994.

Income Taxes. Income tax expense decreased $208,000 to $2.5 million in fiscal 1995 from $2.7 million in fiscal 1994. The decrease was the result of a decrease in income before income taxes and cumulative effect of change in accounting for income taxes of $514,000 to $6.6 million in fiscal 1995 from $7.1 million in fiscal 1994.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------



                                  LOAN QUALITY

The following table sets forth the amounts and categories of non-performing assets in the Company's loan portfolio. For all periods presented, the Company did not have any troubled debt restructuring which involved forgiving a portion of interest or principal on any loans or making loans at a rate materially less than market rates. Foreclosed assets include assets acquired in settlement of loans, and are recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value at the date of foreclosure.



                                                                           June 30,
                                            ------------------------------------------------------------

                                                1996        1995         1994         1993         1992
- --------------------------------------------------------------------------------------------------------
                                                                 (In Thousands)
Non-accruing loans:
Real Estate:
     One- to four-family                        $  21     $   ---        $119         $253        $  170
     Multi-family                                 ---         ---         ---          ---           ---
     Commercial                                   ---         166         207           43            66
     Construction                                 ---         ---         ---          ---           ---
Consumer                                          383         153           9          109           ---
- --------------------------------------------------------------------------------------------------------
     Total                                        404         319         335          405           236
- --------------------------------------------------------------------------------------------------------

Accruing loans delinquent 90 days or more:
Real Estate:
     One- to four-family                          288         253         425          367           701
     Multi-family                                 ---         ---         ---          ---           ---
     Commercial                                   ---         ---         ---          ---           ---
     Construction                                 ---         ---         ---          ---           ---
Consumer                                           23           1           5           11            56
- --------------------------------------------------------------------------------------------------------
     Total                                        311         254         430          378           757
- --------------------------------------------------------------------------------------------------------

Foreclosed assets:
Real Estate:
     One- to four-family                          ---         ---          85           64         1,243
     Multi-family                                 ---         ---         ---          ---            56
     Commercial                                   ---         ---         ---          ---         1,973
     Construction                                 ---         ---         ---          ---           ---
- --------------------------------------------------------------------------------------------------------
     Total                                        ---         ---          85           64         3,272
- --------------------------------------------------------------------------------------------------------

Total non-performing assets                     $ 715       $ 573        $850         $847        $4,265
- --------------------------------------------------------------------------------------------------------


Total non-performing assets increased $142,000 to $715,000 at fiscal year end June 30, 1996 from $573,000 at fiscal year end June 30, 1995. The $715,000 of non-performing assets at June 30, 1996 includes $270,000 of non-accruing consumer loans 100% secured by loans on savings accounts. For the fourth year in a row, the Company has had minimal foreclosed assets with no foreclosed assets for the past two fiscal year-ends 1996 and 1995. In addition to the non-performing loans and foreclosed assets set forth in the preceding table, as of June 30, 1996, there was also an aggregate of $199,000 in net book value of loans identified by the Company with respect to which information known about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have some concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- -------------------------------------------------------------------------------


                          INTEREST RATE RISK MANAGEMENT

In an attempt to manage its exposure to changes in interest rates, management closely monitors the Bank's interest rate risk position. The Bank has an Asset/Liability Management Committee consisting of certain members of senior management and two non-employee members of the Board of Directors (the "Board"). This committee meets to review the Bank's interest rate risk position and makes recommendations for adjusting such position to the Board. In addition, the Board reviews on a quarterly basis the Bank's interest rate risk position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

The Bank has an Investment Committee consisting of certain members of the senior management which meets at least monthly to review the Bank's interest rate risk position using the OTS and the Bank's internal model simulating the effect on the Bank's capital in various interest rate scenarios. The Investment Committee makes recommendations for adjusting such position to the Bank's Asset/Liability Management Committee. The Asset/Liability Management Committee reviews the Bank's investments, mortgage-backed securities, loan portfolio, loan production, borrowed funds and deposit structure. The Committee also develops investment strategies and oversees the timing and implementation of transactions to assure attainment of Board objectives in the most effective manner.

In managing its asset/liability mix, the Bank, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on more closely matching the interest rate sensitivity of its assets and liabilities in an effort to improve its net interest income Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to negative effects which can result from sudden and unexpected increases in interest rates.

To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to more closely match the maturities of its assets and liabilities. The Bank has focused its lending efforts on the origination for its portfolio of adjustable rate mortgages ("ARMs") and 15-year, fixed rate residential mortgages. At June 30, 1996, approximately $277.2 million, or 74.4% of the Bank's one- to four-family residential loan and mortgage-backed securities portfolio, consisted of ARMs and 15 year or less fixed rate mortgages. The Bank has increased its portfolio of consumer and other loans having terms to maturity that are significantly shorter than residential loans.

In addition, depending on the Bank's interest rate risk position, the Bank also sells or converts to Federal Home Loan Mortgage Corporation ("FHLMC") participation certificates ("PCs") newly originated 30-year, fixed-rate residential loans. The Bank securitizes such loans to limit credit risk and increase it's liquidity. The Bank's policy is to carry FHLMC PCs created in this manner in its "available-for-sale" portfolio until a rising interest rate scenario or the need for liquidity dictates their sale.

Additionally, since the mid-1980's, the Bank has used interest rate exchange (i.e., "swap" and "cap") agreements to assist in synthetically extending the life of interest-bearing liabilities. Under the Bank's current investment policy, the Bank may engage in swap and cap agreements with the Federal Home Loan Bank ("FHLB") of Seattle or certain investment firms listed in the Bank's investment policy.

At June 30, 1996, the Bank was a party to seven interest rate exchange agreements, all of which were agreements with the FHLB of Seattle covering a total of $35.0 million in notional principal amounts. Historically, the swaps and caps have been used to reduce the Bank's cost of funds during periods of high interest rates; however, in the interest rate environment experienced during most of fiscal 1996, these swaps and caps had the effect of increasing the Bank's cost of funds. During fiscal 1996, the increase in the cost of funds attributable to these swaps and caps was $331,000. The Bank's interest rate caps expire in 1997 and 1999.

At June 30, 1996 the Bank did not have any interest rate swap agreements in place.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------



The Board of Directors reviews the level of interest rate risk management activity on a monthly basis. Currently, the Board of Directors has authorized management to engage in interest rate swaps and caps with notional principal of up to $108 million. An increase in this type of activity may result in a decrease in the Bank's income in the future if interest rates do not rise significantly. See Note 14 of the Notes to Consolidated Financial Statements.

OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. The OTS has adopted, but temporarily postponed implementation until further notice, a final rule requiring every thrift institution with greater than "normal" interest rate exposure to take a deduction from their total capital available to determine if they meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater proforma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. At June 30, 1996, the latest date such information was available from the OTS, 2.0% of the present value of the Bank's assets was approximately $11.2 million, which was less than the $15.8 million decrease in NPV resulting from a 200 basis point change in interest rates as calculated by the OTS. As a result, the Bank would be required to make a deduction from total capital in the amount of $2.3 million in calculating its risk-based capital requirement had such rule been in effect on June 30, 1996. Based on the Bank's excess risk-based capital of $39.9 million at June 30, 1996, notwithstanding this $2.3 million deduction from capital, the Bank would continue to exceed its risk-based capital requirement. See Liquidity and Capital Resources.

The Bank's Asset/Liability Management Committee dictates acceptable limits on the amount of change in NPV given certain changes in interest rates. Presented below as of June 30, 1996, the latest date such information is available, is an OTS analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.

      Change in                                   Actual at June 30, 1996
    Interest Rate        Board Limit              as Measured by OTS
    (Basis Points)        % Change
                                       ---------------------------------------
                                              $ Change             % Change
- --------------------  ---------------  ---------------------- ----------------
                                       (Dollars in Thousands)
         +300               -35.0%         $(24,784)              -33.0%
         +200               -25.0           (15,737)              -21.0
         +100               -12.0            (7,478)              -10.0
            0                 0.0                 0                 0.0
         -100               -12.0             5,600                 8.0
         -200               -25.0             7,653                10.0
         -300               -35.0             7,711                10.0

As indicated in the table above, management has structured its assets and liabilities to attempt to control its exposure to interest rate risk. In the event of a 300 basis point change in interest rates, the Bank would experience a 10.0% increase in NPV in a declining rate environment and a 33.0% decrease in a rising rate environment. During periods of rising rates, the value of monetary assets and monetary liabilities declines. Conversely, during periods of falling rates, the value of monetary assets and liabilities increases. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). The 33.0% decrease in NPV as a result of a 300 basis point increase in interest rates indicates that the Bank is susceptible to a reduction in net interest income in a rising interest rate environment due to interest-bearing liabilities potentially repricing more rapidly than interest-earning assets.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------


In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.


                         Liquidity and Capital Resources

The Company's primary sources of funds are new deposits and the payment of principal and interest on loans, mortgage-backed securities and maturing investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition. In a period of declining interest rates, it is anticipated that mortgage prepayments would increase. As a result, these proceeds from mortgage prepayments would be invested in lower yielding loans or other investments which have the effect of reducing interest income. In a period of rising interest rates, it is anticipated that mortgage prepayments would decrease and the proceeds from such prepayments would be invested in higher yielding loans or investments which would have the effect of increasing interest income.

The Company's liquidity, represented by cash and cash equivalents, is a result of its operations, investing and financing activities. These activities are summarized below for the fiscal years ended June 30, 1996, 1995 and 1994.

                                                             For the Year Ended June 30,
                                                       ---------------------------------------
                                                           1996       1995         1994
                                                                 (In Thousands)
- --------------------------------------------------------------------------------------------
Net Income                                              $  4,559   $   4,128      $ 5,229
Adjustments to reconcile net income to net
   cash provided by operating activities                  14,998      24,430       26,377
- --------------------------------------------------------------------------------------------
       Net cash provided by operating activities          19,557      28,558       31,606
Net cash provided (used) by investing activities          (2,018)    (57,312)    (121,901)
Net cash provided (used) by financing activities         (19,614)     27,182       92,783
- --------------------------------------------------------------------------------------------
       Net increase (decrease) in cash and cash
          equivalents                                     (2,075)     (1,572)       2,488
Cash and cash equivalents at beginning of period          15,374      16,946       14,458
- --------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of period       $ 13,299   $  15,374      $16,946
- --------------------------------------------------------------------------------------------



The primary investing activities of the Company are the origination of loans and the purchase of investment and mortgage-backed securities. During the fiscal years ended June 30, 1996, 1995 and 1994, the Company's loan originations totaled $165.5 million, $129.8 million and $214.4 million, respectively. Loan originations increased in the last fiscal year due to an increase in loan refinancing activity and an increase in commercial real estate loans and consumer loans resulting from an interest rate environment that was generally lower than the prior year and management's emphasis on increasing the commercial real estate and consumer loan portfolio.

Purchases of mortgage-backed securities totaled $21.9 million, $21.5 million and $93.3 million for fiscal years ended June 30, 1996, 1995 and 1994, respectively. Purchases of investment securities totaled $36.2 million, $32.6 million and $29.2 million for the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------


During the fiscal years ended June 30, 1996, 1995 and 1994, these activities were funded primarily by principal repayments on loans and mortgage-backed and investment securities and the maturity of investment securities and the sale of loans, mortgage-backed securities and investments totaling $232.3 million, $137.8 million and $226.9 million for the respective fiscal years.

The major sources of cash flows from financing activities are deposits into savings accounts and additional borrowings. The major uses of cash flows from financing activities are withdrawals from savings accounts and payments on borrowings. For the fiscal year ended June 30, 1996 the net decrease in cash flows from financing activities was $19.6 million and a net increase of $27.2 million and $92.8 million for the fiscal years ended June 30, 1995 and 1994 respectively. In addition, in fiscal 1994 $39.5 million was received from the sale of stock in connection with the Conversion, net of offering costs. The net cash provided from these financing activities was used to offset the net cash used in investing activities.

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be waived at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is 5%. The Bank's regulatory liquidity ratio was 9.3% at June 30, 1996.

The Bank's most liquid assets are cash and cash in banks and highly liquid, short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending, and investing activities during any given period. At June 30, 1996, the Bank's regulatory liquid assets totaled $35.0 million.

Liquidity management for the Bank is both a daily and long term function of the Company's management strategy. Excess funds are generally invested in short-term investments such as FHLB certificates of deposit. If the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB of Seattle advances. At June 30, 1996, the Bank had outstanding borrowings of $125.8 million, which include $124.6 million of FHLB advances and $1.6 million of collateralized mortgage obligations issued by the Bank's finance subsidiary.

At June 30, 1996, the Bank had outstanding commitments to originate loans of $20.5 million, of which $18.7 million was at fixed interest rates. These loans are to be secured by properties located in its primary market areas. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit scheduled to mature in one year or less from June 30, 1996 totaled $134.8 million.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
- --------------------------------------------------------------------------------

At June 30, 1996, the Bank exceeded all of its capital requirements on a fully phased-in basis. The following table sets forth Western Federal's compliance with its capital requirements at June 30, 1996.


                                                       At June 30, 1996
                                             ---------------------------------
                                                  Amount(1)          Percent
- ------------------------------------------------------------------------------
                                                    (Dollars in Thousands)
Tangible Capital:
Capital level(2)                                 $ 61,977             11.29%
Requirement                                         8,234              1.50
- ------------------------------------------------------------------------------
Excess                                           $ 53,743              9.79%
==============================================================================
Core Capital:
Capital level(3)                                 $ 61,977             11.29%
Requirement                                        16,467              3.00
- ------------------------------------------------------------------------------
Excess                                           $ 45,510              8.29%
==============================================================================
Fully Phased-In Risk-Based Capital:
Capital level(4)                                 $ 63,923             21.26%
Requirement                                        24,058              8.00
- ------------------------------------------------------------------------------
Excess                                           $ 39,865             13.26%
==============================================================================



                     Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


                                    Dividends

The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Bank, tax considerations, industry standards, economic conditions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Western Federal, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Note 2 of the Notes to Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

- --------
1 Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
2 The Bank's investment in excludable subsidiaries is excluded for purposes of calculating regulatory capital.
3 In April 1991, the OTS proposed a core capital requirement for savings associations comparable to the requirement for national banks that became effective December 31, 1990. The proposal calls for an OTS core capital requirement of at least 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness, with a 4% to 5% core capital requirement for all other thrifts.
4  Includes $2.0 million of general valuation allowances.

                         WESTERFED FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                         Three years ended June 30, 1996

                   (With Independent Auditors' Report Thereon)

Independent Auditor's Report
- -----------------------------------------------------------------------------
LOGO  KPMG Peat Marwick LLP


The Board of Directors and Stockholders
WesterFed Financial Corporation:

We have audited the accompanying consolidated balance sheets of WesterFed Financial Corporation and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WesterFed Financial Corporation and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

As explained in note 1 to the consolidated financial statements, the Corporation changed its method of accounting for securities on July 1, 1994, to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Additionally, the Corporation changed its method of accounting for income taxes on July 1, 1993, to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."





Billings, Montana
July 26, 1996, except for note 22 which is as of September 24, 1996.

WesterFed Financial Corporation and Subsidiaries

Consolidated Balance Sheets
- -------------------------------------------------------------------------------

(Dollars in thousands, except share and per share data)
                                                                                                June 30,
                                                                                    -------------------------------
                                                                                           1996             1995
                                                                                    -------------------------------
Assets
Cash and due from banks.........................................................    $       7,829             7,173
Interest-bearing due from banks.................................................            5,470             8,201
                                                                                      -----------       -----------
         Cash and cash equivalents..............................................           13,299            15,374

Interest-bearing deposits.......................................................            3,000             2,102
Investment securities available-for-sale........................................           35,637            49,577
Investment securities, at amortized cost (estimated market value of
     $9,399 in 1996 and $12,964 in 1995)........................................            9,347            12,794
Stock in Federal Home Loan Bank of Seattle, at cost.............................            7,471             6,750
Mortgage-backed securities available-for-sale...................................           44,909            64,900
Mortgage-backed securities, at amortized cost (estimated market value of
     $59,278 in 1996 and $79,303 in 1995).......................................           60,038            78,925
Loans available-for-sale........................................................            3,967             2,960
Loans receivable, net...........................................................          364,226           310,161
Accrued interest receivable.....................................................            3,695             3,875
Premises and equipment, net.....................................................           13,758            11,372
Cash surrender value of life insurance policies.................................            3,183             2,951
Other assets....................................................................            1,401             1,544
                                                                                      -----------       -----------

                                                                                    $     563,931           563,285
                                                                                      ===========       ===========

- ----------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Deposits      ..................................................................    $     350,212           344,155
Borrowed funds..................................................................          125,838           134,704
Advances from borrowers for taxes and insurance.................................            3,255             3,309
Income taxes....................................................................            1,961             2,162
Accrued interest payable........................................................            1,219             1,247
Accrued expenses and other liabilities..........................................            2,839             2,562
                                                                                      -----------       -----------
         Total liabilities......................................................          485,324           488,139
                                                                                      -----------       -----------

Stockholders' equity:
     Preferred stock, $.01 par value, 5,000,000 shares authorized;
         none outstanding.......................................................               -                 -
     Common stock, $.01 par value, 10,000,000 shares authorized;
         4,628,818 shares issued, 4,395,204 outstanding in 1996; 4,628,818
         shares issued, 4,396,456 outstanding in 1995...........................               46                46
     Paid-in capital............................................................           45,451            45,232
     Common stock acquired by ESOP/RRP..........................................           (3,558)           (4,271)
     Treasury stock, at cost ...................................................           (3,079)           (3,066)
     Net unrealized gain (loss) on securities available-for-sale................             (226)              295
     Retained earnings..........................................................           39,973            36,910
                                                                                      -----------       -----------

         Total stockholders' equity.............................................           78,607            75,146
                                                                                      -----------       -----------

Commitments and contingencies
                                                                                    $     563,931           563,285
                                                                                      ===========       ===========

Book value per common share................................................         $       17.88             17.09
                                                                                      ===========       ===========

- ----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Income
- ----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)
                                                                                       Year Ended June 30,
                                                                          -----------------------------------------
                                                                                 1996          1995         1994
                                                                          -----------------------------------------
Interest income:
     Loans receivable..................................................   $     28,640        23,191         21,105
     Mortgage-backed securities available-for-sale.....................          4,214         3,482             -
     Mortgage-backed securities........................................          4,953         5,745          7,114
     Investment securities available-for-sale..........................          2,891         3,502             -
     Investment securities.............................................            878           260          2,585
     Interest-bearing deposits.........................................            787         1,423            948
     Other.............................................................            181           180            181
                                                                            ----------    ----------     ----------
         Total interest income.........................................         42,544        37,783         31,933
                                                                            ----------    ----------     ----------
Interest expense:
     NOW and money market demand.......................................          1,740         1,913          1,957
     Savings  .........................................................          1,940         2,110          2,391
     Certificates of deposit...........................................         12,074         9,653          9,106
     Cost of Swaps and Caps............................................            331           382            698
                                                                            ----------    ----------     ----------
                                                                                16,085        14,058         14,152
     Advances from FHLB - Seattle and other borrowed funds.............          8,652         6,926          2,239
                                                                            ----------    ----------     ----------
         Total interest expense........................................         24,737        20,984         16,391
                                                                            ----------    ----------     ----------

         Net interest income...........................................         17,807        16,799         15,542
Provision for loan losses..............................................             -             -              -
                                                                            ----------    ----------     ----------
        Net interest income after provision for loan losses...........          17,807        16,799         15,542
                                                                            ----------    ----------     ----------
Non-interest income:
     Loan origination fees.............................................            348           414            505
     Service fees......................................................          2,120         1,762          1,653
     Net gain on sale of loans and securities available-for-sale.......            577           279            696
     Other.............................................................            837           752            657
                                                                            ----------    ----------     ----------
         Total non-interest income.....................................          3,882         3,207          3,511
                                                                            ----------    ----------     ----------
Non-interest expenses:
     Compensation and employee benefits................................          7,523         7,446          6,430
     Net occupancy expense of premises.................................          1,450         1,349          1,283
     Equipment and furnishings expense.................................            643           553            566
     Data processing expenses..........................................            632           621            598
     Federal insurance premium.........................................            806           806            838
     Marketing and advertising.........................................            559           456            434
     Net expense (income) from operation of real estate owned..........             (1)            3            (24)
     Other.............................................................          2,962         2,171          1,813
                                                                            ----------    ----------     ----------
         Total non-interest expense....................................         14,574        13,405         11,938
                                                                            ----------    ----------     ----------
         Income before income taxes and cumulative effect of change
              in accounting for income taxes...........................          7,115         6,601          7,115

Income taxes  .........................................................          2,556         2,473          2,681
                                                                            ----------    ----------     ----------
         Income before cumulative effect of accounting change..........          4,559         4,128          4,434
Cumulative effect of change in accounting for income taxes.............             -             -             795
                                                                            ----------    ----------     ----------

         Net income....................................................   $      4,559         4,128          5,229
                                                                            ==========    ==========     ==========
Net income per share:
     Income before cumulative effect of change in accounting
         for income taxes..............................................           1.07           .96           1.01
     Cumulative effect of change in accounting for income taxes........             -             -             .18
                                                                            ----------    ----------     ----------

Net income per share...................................................   $       1.07           .96           1.19
                                                                            ==========    ==========     ==========

Weighted average common shares outstanding for earnings per share......      4,259,109     4,313,615      4,380,040
                                                                           ===========    ==========     ==========
- ----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries


Consolidated Statements of Stockholders' Equity
- -----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except share data)
                                                                                                   Net
                                                                                               unrealized
                                                                                               gain (loss)
                                                                                              on securities
                                                 Common      Paid-in     ESOP/     Treasury     available-    Retained
                                                  stock       capital     RRP        stock       for-sale     earnings     Total
                                                 -------     --------    -----     --------   -------------   --------    -------
Balance at June 30, 1993.....................   $   -              -         -           -             -        29,024     29,024
Net income...................................       -              -         -           -             -         5,229      5,229
Net proceeds from stock offering -
     4,081,724 shares........................      41         39,467         -           -             -             -     39,508
Common stock acquired by ESOP -
     354,933 shares .........................       3          3,546    (3,549)          -             -             -          -
Common stock acquired by RRP -
     184,200 shares .........................       2          1,890    (1,892)          -             -             -          -
Principal payment made by ESOP...............       -            131       253           -             -             -        384
Amortization of RRP..........................       -              -       237           -             -             -        237
Shares forfeited by RRP participants
    (156 shares) ............................       -              -         1          (1)            -             -          -
Cash dividends declared ($.05 per share).....       -              -         -           -             -          (214)      (214)
                                                  ----       -------    ------     -------      --------      --------   --------
Balance at June 30, 1994.....................      46         45,034    (4,950)         (1)            -        34,039     74,168
Net unrealized loss on securities
     available-for-sale, net of income
     taxes of $127 as of July 1, 1994........       -              -         -           -          (200)            -       (200)
Net income...................................       -              -         -           -             -         4,128      4,128
Common stock acquired by RRP - 2,927 shares..       -             29       (29)          -             -             -          -
Principal payment made by ESOP...............       -            169       227           -             -             -        396
Amortization of RRP..........................       -              -       473           -             -             -        473
Shares forfeited by RRP participants -
     801 shares .............................       -              -         8          (8)            -             -          -
Purchase of treasury stock, at cost -
     231,405 shares .........................       -              -         -      (3,057)            -             -     (3,057)
Net change in unrealized gain (loss) on
     securities available-for-sale, net
     of income taxes of $312.................       -              -                     -           495             -        495
Cash dividends declared ($.30 per share).....       -              -         -           -             -        (1,257)    (1,257)
                                                  ----       -------    ------     -------      --------      --------   --------
Balance at June 30, 1995.....................       46        45,232    (4,271)     (3,066)          295        36,910     75,146
Net income...................................       -              -         -           -             -         4,559      4,559
Principal payment made by ESOP...............       -            219       227           -             -             -        446
Amortization of RRP..........................       -              -       473           -             -             -        473
Shares forfeited by RRP participants -
     1,252 shares                                   -              -        13         (13)            -             -          -
Net change in unrealized gain (loss) on
     securities available-for-sale, net
     of income taxes of $317.................       -              -         -           -          (521)                    (521)
Cash dividends declared ($.36 per share).....       -              -         -           -             -        (1,496)    (1,496)
                                                  ----       -------    ------     -------      --------      --------   --------
Balance at June 30, 1996.....................   $   46        45,451    (3,558)     (3,079)         (226)       39,973     78,607
                                                  ====       =======    ======     =======      ========      ========   ========

- -----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows
- ----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
                                                                                     Year Ended June 30,
                                                                       --------------------------------------------
                                                                              1996            1995           1994
                                                                       --------------------------------------------
Net cash provided by operating activities............................  $     19,557          28,558          31,606
                                                                         ----------      ----------       ---------
Cash flows from investing activities:
     Net change in interest-bearing deposits.........................          (898)            216           4,009
     Purchase of FHLB stock..........................................          (200)           (622)             -
     Purchases of investment securities..............................        (4,594)        (12,772)        (29,236)
     Proceeds from maturities of investment securities...............         8,100          17,000          16,284
     Purchase of investment securities available-for-sale............       (31,325)        (19,828)             -
     Proceeds from sales of investment securities available-for-sale.         3,840           4,470              -
     Principal payments from investment securities available-for-sale         1,102             695              -
     Proceeds from maturities of investment securities
         available-for-sale .........................................        40,536              -               -
     Purchases of mortgage-backed securities.........................          (990)         (9,905)        (87,047)
     Principal payments from mortgage-backed securities..............         8,896           7,764          29,418
     Purchase of mortgage-backed securities available-for-sale.......       (21,274)        (11,596)             -
     Proceeds from sale of mortgage-backed securities
         available-for-sale..........................................        30,862          10,114              -
     Principal payments from mortgage-backed securities
         available-for-sale..........................................        20,721           9,477              -
     Purchase of mortgage-backed securities held-for-sale............            -               -           (6,310)
     Proceeds from sale of mortgage-backed securities held-for-sale..            -               -           63,057
     Principal payments from mortgage-backed securities
         held-for-sale...............................................            -               -            1,507
     Net change in loans receivable..................................       (53,541)        (50,823)       (112,484)
     Proceeds from sales of real estate owned........................            -              480              68
     Purchases of premises and equipment.............................        (3,253)         (1,982)         (1,273)
     Proceeds from cancellation of life insurance policies...........            -               -              106
                                                                         ----------      ----------       ---------

              Net cash used by investing activities..................        (2,018)        (57,312)       (121,901)
                                                                         ----------      ----------       ---------
Cash flows from financing activities:
     Net change in deposits..........................................        (9,667)        (18,599)        (15,935)
     Proceeds from borrowings........................................        77,720         115,800          89,600
     Payments on borrowings..........................................       (86,658)        (66,290)        (20,099)
     Net change in advances from borrowers for taxes
         and insurance...............................................           (54)            298             (77)
     Sale of common stock, net of offering costs.....................            -               -           39,508
     Dividends paid to stockholders..................................          (955)           (970)           (214)
     Payments to acquire treasury stock..............................            -           (3,057)             -
                                                                         ----------      ----------       ---------

              Net cash provided (used) by financing activities.......       (19,614)         27,182          92,783
                                                                         ----------      ----------       ---------

Net increase (decrease) in cash and cash equivalents.................        (2,075)         (1,572)          2,488

Cash and cash equivalents at beginning of year.......................        15,374          16,946          14,458
                                                                         ----------      ----------       ---------

Cash and cash equivalents at end of year.............................  $     13,299          15,374          16,946
                                                                         ==========      ==========       =========

Supplemental disclosure of cash flow information: Payments during the period for:
         Interest....................................................  $      8,938           6,948           2,820
         Income taxes, net...........................................         2,441           1,964           2,376
                                                                         ==========      ==========       =========

- ----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The consolidated financial statements of WesterFed Financial Corporation (WesterFed) and subsidiaries (collectively, the Bank) have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period.
Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses, management generally obtains independent appraisals for significant properties.

A substantial portion of the Bank's loans are secured by real estate in the State of Montana. In addition, real estate owned is located in the same area. Accordingly, as with most financial institutions in the market area, the collectibility of a substantial portion of the carrying value of the Bank's loan portfolio and real estate owned is susceptible to changes in market conditions.

Management believes the allowances for loan and real estate owned losses are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions in the Bank's market area and the composition of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for loan losses and valuation of real estate owned. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Principles of Consolidation

The consolidated financial statements include the accounts of WesterFed and its wholly-owned subsidiary, Western Federal Savings Bank (WFSB). Non-bank subsidiaries of WFSB are WesterFed Service Corporation, Monte Mac I, Inc., WesterFed Insurance Services and Service Corporation of Montana.

All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

For purposes of the statements of cash flows, cash equivalents consist of interest-bearing due from banks.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities available for sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available for sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are excluded from earnings but are included in stockholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. Investment securities and mortgage-backed securities, other than those designated as available for sale or trading, are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. On July 1, 1994, the Bank adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Trading account securities are adjusted to market value through earnings. There were no trading account securities during the years ended June 30, 1996 or 1995.

Management determines the appropriate classification of investment and mortgage-backed securities as either available for sale, held to maturity, or held for trading at the purchase date.

Loans Receivable

Loans receivable, other than loans available for sale, are stated at the unpaid principal balance, net of premiums, unearned discounts, net deferred loan origination fees, and the allowance for loan losses.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected. Discounts are accreted and premiums amortized to income using the level-yield method over the estimated lives of the loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the individual loans, adjusted for actual prepayments. Amortization of deferred loan origination fees are suspended during periods in which the related loan is in nonaccrual status.

Loans available for sale are carried at the lower of cost or market using the aggregate method. Valuation adjustments, if applicable, are reflected in current operations. Gains and losses on sales are recorded using the specific identification method.

Management determines the appropriate classification of loans as either held to maturity or available for sale at origination, in conjunction with the Bank's overall asset/liability management strategy.

The cost of loan servicing rights acquired, included in other assets, is amortized in proportion to, and over the period of, estimated net servicing revenues. When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing costs, which differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting excess servicing fees receivable is amortized over the same estimated life using an interest method.

The cost of loan servicing rights acquired, the excess servicing fees receivable, and the amortization thereon is periodically evaluated in relation to estimated future net servicing revenues. The Bank evaluates the carrying value of the servicing portfolio by estimating the future net servicing income of the portfolio based on management's best estimate of remaining loan lives.

Allowance for Loan Losses

The allowance for loan losses is based on management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, review of individual loans for adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and consideration of current economic conditions.

Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs. Loans are charged off when management believes there has been permanent impairment of their carrying values.

On July 1, 1995, the Bank adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," (collectively, the Statements). The Statements provide guidance for establishing a reserve for losses on specific loans which are deemed to be impaired and apply only to specific impaired loans. Groups of small balance homogeneous basis loans (generally the Bank's consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the reserve for possible loan losses is increased through a charge to expense for the amount of the impairment. For all non-consumer loans, impairment is measured based on value of the underlying collateral. The value of the underlying collateral is determined by reducing the collateral's current value by anticipated selling costs. The Bank's impaired loans are those non-consumer loans currently reported as non-accrual. The Bank recognizes interest income on impaired loans only to the extent that cash payments are received.

Real Estate Owned

Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. The Bank held no real estate owned at June 30, 1996 and 1995.

Cash Surrender Value of Life Insurance

The Bank has acquired life insurance policies covering certain key employees and the Bank is the beneficiary of such policies. The Bank makes one-time lump-sum payments as key employees are identified. Earnings on

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

the lump-sum payments are expected to exceed future premiums and expenses associated with the policies and thus result in an increase in the cash surrender value of the policies.

Collateralized Mortgage Obligations

Bonds are recorded at par value net of discounts. Discounts are accreted to income using the level-yield method over the estimated life of the bonds.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated amortization and depreciation. Depreciation and amortization are computed using the straight-line and double declining balance methods over the estimated useful lives of the assets or leases.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In February 1992, Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," was issued by the Financial Accounting Standards Board. Effective July 1, 1993, the Bank adopted SFAS No. 109 and has reported the cumulative effect of that change in method of accounting for income taxes in the 1994 consolidated statement of income.

WesterFed and its subsidiaries file a consolidated Federal income tax return.

Financial Instruments

The Bank enters into interest rate exchange agreements (Swaps) and interest rate cap agreements (Caps) as part of its overall asset/liability management strategies. Estimated amounts to be received or paid on the Swap settlement dates are accrued when realized. The net Swap settlements are reflected in interest expense. Transaction fees on Caps are amortized to interest expense over the life of the related Caps using the straight-line method. Payments received on Caps are reflected in operations.

Net Income Per Share

Net income per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. Shares sold in the conversion from mutual to stock ownership on January 6, 1994 are assumed to have been outstanding for all of fiscal year 1994 for the purposes of computed weighted average shares outstanding. Additionally, unallocated ESOP shares are excluded from the weighted average common shares outstanding calculation, while allocated shares are considered to be outstanding. The effect of stock options is determined using the treasury stock method. Weighted average common shares and common share equivalents did not differ for primary and fully diluted earnings per share.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 1995 and 1994 amounts to conform to the 1996 presentation.

- -------------------------------------------------------------------------------
(2)    CONVERSION TO STOCK OWNERSHIP

WesterFed was formed in September 1993, and is the holding company and owner of 100 percent of the common stock of WFSB, a federally chartered stock savings bank. On January 6, 1994, WFSB completed its conversion from a mutual to a stock form savings bank at which time WesterFed issued 4,436,657 shares of common stock at $10 per share realizing $43,057,413 after deducting stock offering expense of $1,309,157. WesterFed used $21,528,707 to purchase 100 percent of the common stock of WFSB. Additionally, the Employee Stock Ownership Plan (the ESOP) borrowed $3,549,330 from WesterFed to fund the purchase of 354,933 shares of WesterFed's common stock.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

As part of the conversion, WFSB established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in WFSB after conversion. In the unlikely event of a complete liquidation of WFSB, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to WFSB's common stock. WFSB may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of WFSB to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

- -------------------------------------------------------------------------------
(3)    REGULATORY MATTERS

Capital distributions, in the form of any dividend paid or other distribution in cash or in kind, are limited by the Office of Thrift Supervision (OTS). A "Tier 1" institution, which is defined as an institution that has capital immediately prior to a proposed capital distribution that is equal to or greater than the amount of its fully phased-in capital requirement, is authorized to make capital distributions during a calendar year up to the higher of 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. The Bank is a Tier 1 institution.

The Financial Institutions Reform, Recovery and Enforcement Act, which was signed into law on August 9, 1989, contains provisions for capital standards that require the Bank to have minimum regulatory tangible capital equal to 1.50% of adjusted total assets, a minimum 3.00% core capital ratio and an 8.00% risk-based capital ratio.

In April 1991, the OTS issued a proposal to amend the regulatory capital regulation by revising the leverage ratio requirement. The proposal would establish a 3.00% leverage ratio (defined as the ratio of core capital to adjusted total assets) for institutions in the strongest financial and managerial condition, with a 1 CAMEL Rating (the highest rating of the OTS for savings institutions). For all other institutions, the minimum core capital average ratio would be 3.00%, plus an additional 100 to 200 basis points. In determining the amount of additional capital under the proposal, the OTS would assess both the quality of risk management systems and the level of overall risk in each individual institution through the supervisory process on a case-by-case basis. Certain features of the new capital regulations and their administration have not been finalized.

WFSB is in compliance with capital requirements at June 30, 1996, as follows (dollar amounts in thousands):

                                                                                            Regulatory
                                                                                              Capital
                                                                  Percent(a)    Amount     Requirements     Excess
                                                                  ---------     ------     ------------     ------
Tangible capital............................................        11.3%   $    61,977         8,234         53,743
Core capital................................................        11.3         61,977        16,467         45,510
Risk-based capital..........................................        21.2         63,923        24,058         39,865
                                                                  ======      =========      ========      =========

(a) Based upon a percentage of adjusted tangible assets for tangible and core capital and risk-adjusted assets for risk-based capital.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

The following is a reconciliation of capital as shown on the consolidated financial statements and tangible, core and risk-based regulatory capital at June 30, 1996 (in thousands):

                                                                                                            Risk-
                                                                             Tangible        Core           Based
                                                                              Capital       Capital        Capital
                                                                             --------       -------        -------
Capital per consolidated financial statements........................    $     78,607        78,607         78,607
     Less: Nonqualifying investment in subsidiaries..................         (16,391)      (16,391)       (16,391)
           Nonqualifying purchased mortgage loan servicing...........             (13)          (13)           (13)
           Unrealized losses on certain securities
              available-for-sale.....................................            (226)         (226)          (226)
           Other assets required to be deducted......................              -             -              (1)
     Add:General loan valuation allowances...........................              -             -           1,947
                                                                           ----------     ---------      ---------

Regulatory capital...................................................    $     61,977        61,977         63,923
                                                                           ==========     =========      =========


The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking agencies to take prompt corrective action with respect to depository institutions which do not meet minimum capital standards and other safety and soundness regulations which have not been finalized. As a result, the federal banking agencies have adopted regulations which establish a system for prompt regulatory corrective action with respect to depository institutions which do not meet minimum capital requirements. The "prompt corrective action" regulations established five categories of depository institutions: (1) well-capitalized, (2) adequately capitalized, (3) under-capitalized, (4) significantly undercapitalized, and (5) critically undercapitalized. Each category relates to the level of capital for the depository institution. A "well-capitalized" meets the minimum level required by regulation (i.e., total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater). The Bank's total risk-based, Tier 1 and core capital ratios were 21.2%, 20.6% and 11.3% at June 30, 1996.

- ------------------------------------------------------------------------------
(4)    INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities at June 30, 1996 and 1995 are summarized as follows (in thousands):

                                                                                    1996
                                                          ---------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized        market
                                                               cost           gains        losses           value
                                                             ---------     ----------    ----------       ---------
Investments held-to-maturity:
Federal agency obligations...........................     $     4,010            2             (7)           4,005
Corporate obligations................................           5,333           22             -             5,355
Other investments....................................               4           35             -                39
                                                            ---------       ------        -------         --------

     Total investment securities held-to-maturity....     $     9,347           59             (7)           9,399
                                                            =========       ======        =======         ========

Investments available-for-sale:
Federal agency obligations...........................     $    32,841           21           (232)          32,630
Corporate obligations................................           3,000           -             (20)           2,980
Other................................................              28           -              (1)              27
                                                            ---------       ------        -------        ---------

     Total investment securities available-for-sale..     $    35,869           21           (253)          35,637
                                                            =========       ======        =======        =========

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

                                                                                    1995
                                                          ---------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized        market
                                                               cost           gains        losses           value
                                                             ---------     ----------    ----------       ---------
Investments held-to-maturity:
Federal agency obligations...........................     $     6,518           47             (2)           6,563
Corporate obligations................................           6,272          104             -             6,376
Other investments....................................               4           21             -                25
                                                            ---------       ------        -------         --------

     Total investment securities held-to-maturity....     $    12,794          172             (2)          12,964
                                                            =========       ======        =======         ========

Investments available-for-sale:
Federal agency obligations...........................     $    47,850           99           (392)          47,557
U.S. Government obligations..........................           2,025           -              (5)           2,020
                                                            ---------       ------        -------        ---------

     Total investment securities available-for-sale..     $    49,875           99           (397)          49,577
                                                            =========       ======        =======        =========

Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations at par value without prepayment penalties. The cost and estimated fair value of investment securities at June 30, 1996, by contractual maturity, are shown below (in thousands):

                                                                                                           Fair
                                                                                        Cost               Value
                                                                                        ----               -----

Investment held-to-maturity
Due in:
     Less than one year.........................................................   $     7,344               7,366
     One to five years..........................................................         1,999               1,994
     Other......................................................................             4                  39
                                                                                     ---------           ---------

                                                                                   $     9,347               9,399
                                                                                     =========           =========

Investments available-for-sale
Due in:
     Less than one year.........................................................   $    17,353              17,336
     One to five years..........................................................        13,740              13,602
     After ten years............................................................         4,748               4,672
     Other......................................................................            28                  27
                                                                                     ---------           ---------

                                                                                   $    35,869              35,637
                                                                                     =========           =========

Gross proceeds from sales of investment securities available-for-sale for 1996 and 1995 were $3,840,000 and $4,470,000, respectively. These sales resulted in gross gains of $22,636 in 1996 and gross losses of $27,000 and $30,000 in 1996 and 1995, respectively. There were no sales of investment securities during 1994.

Pursuant to a collateral agreement with the FHLB, all unpledged, qualifying investment securities, including those available-for-sale, are pledged to secure advances from the FHLB.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------
(5)    MORTGAGE-BACKED SECURITIES

A summary of mortgage-backed securities at June 30, 1996 and 1995 is as follows (in thousands):

                                                                                    1996
                                                          ---------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                             ---------     ----------    ----------       ---------
Mortgage-backed securities held-to-maturity:
FHLMC    .............................................    $    49,525             9         (972)            48,562
GNMA .................................................          1,412            20            -              1,432
Collateralized mortgage obligations - federal agency..          9,101           183            -              9,284
                                                            ---------       -------       ------          ---------
     Total mortgage-backed securities
         held-to-maturity.............................    $    60,038           212         (972)            59,278
                                                            =========       =======       ======          =========

Mortgage-backed securities available-for-sale:
FHLMC    .............................................    $    27,693            78         (191)            27,580
GNMA .................................................            659             -           (4)               655
FNMA .................................................         16,683            76          (85)            16,674
                                                            ---------       -------       ------          ---------
     Total mortgage-backed securities
         available-for-sale...........................    $    45,035           154         (280)            44,909
                                                            =========       =======       =======         =========

                                                                                    1995
                                                          ---------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                             ---------     ----------    ----------       ---------
Mortgage-backed securities held-to-maturity:
FHLMC    .............................................    $    62,262           590         (163)            62,689
FNMA .................................................            338            12            -                350
Collateralized mortgage obligations - federal agency..         16,325           143         (204)            16,264
                                                            ---------       -------       ------          ---------
     Total mortgage-backed securities
         held-to-maturity.............................    $    78,925           745         (367)            79,303
                                                            =========       =======       ======          =========

Mortgage-backed securities available-for-sale:
FHLMC    .............................................    $    43,987           679         (181)            44,485
GNMA .................................................          2,472           401            -              2,873
FNMA .................................................         17,664            83         (205)            17,542
                                                            ---------       -------       ------          ---------
     Total mortgage-backed securities
         available-for-sale...........................    $    64,123         1,163         (386)            64,900
                                                            =========       =======       ======          =========

Gross proceeds from sales of mortgage-backed securities available-for-sale for 1996 and 1995 were $30,862,000 and $10,114,000, resulting in gross gains of $673,000 and $258,000 and gross losses of $279,000 and $118,000, respectively.

Gross proceeds from sales of mortgage-backed securities for 1994 were $63,057,000. These sales resulted in gross gains of $257,000, and gross losses of $147,000 for 1994.

Mortgage-backed securities with a recorded value of approximately $10,181,000 and $2,715,000 have been pledged to secure collateralized mortgage obligations at June 30, 1996 and 1995, respectively.


Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without penalties.

On November 15, 1995, the Financial Accounting Standards Board (FASB) issued a Special Report titled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and equity Securities." The Special Report allowed for a one-time reclassification of securities as of a single date between November 15, 1995 and December 31, 1995. The Bank reclassified approximately $10,608,000 of mortgage-backed securities from the held-to-maturity to available-for-sale classification. The net unrealized loss related to these mortgage-backed securities was approximately $140,000 at the date of reclassification.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------
(6)    LOANS RECEIVABLE

A summary of loans receivable at June 30, 1996 and 1995 is summarized as follows (in thousands):

                                                                                      1996                 1995
                                                                                      ----                 ----
Loans secured by real estate:
     Conventional:
         1-4 residential units...............................................    $    273,389              240,202
         5 or more residential units.........................................          19,939               18,985
         Construction........................................................          12,977               10,742
         Commercial..........................................................          17,769               11,942
         Other nonresidential................................................             549                  457
         FHA insured or VA guaranteed........................................           7,464                7,129
                                                                                   ----------           ----------
              Total real estate loans .......................................         332,087              289,457
Less:
     Net deferred loan origination fees......................................          (1,625)              (1,344)
     Undisbursed loan funds..................................................          (4,245)              (4,988)
     Allowance for loan losses...............................................          (1,879)              (1,879)
                                                                                   ----------           ----------
              Net real estate loans..........................................         324,338              281,246

Other loans:
     Loans to depositors, secured by deposits................................           2,337                2,138
     Other consumer loans....................................................          10,830                5,112
     Other consumer loans - real estate secured..............................          30,814               24,757
     Allowance for loan losses...............................................            (126)                (132)
                                                                                   ----------           ----------
              Net other loans................................................          43,855               31,875
                                                                                   ----------           ----------
                                                                                      368,193              313,121
Less loans available-for-sale................................................          (3,967)              (2,960)
                                                                                   ----------           ----------

                                                                                 $    364,226              310,161
                                                                                   ==========           ==========

The Bank has pledged, under a blanket assignment, its unpledged and qualifying mortgage portfolio to secure advances from the FHLB.

A summary of nonperforming assets at June 30, 1996 and 1995 follows (in thousands):

                                                                                      1996                 1995
                                                                                      ----                 ----

Nonaccrual loans................................................................   $   404                  319
Loans 90 days or more delinquent and still accruing.............................       311                  254
                                                                                     -----                -----
     Total nonperforming loans..................................................       715                  573

     Total nonperforming assets.................................................   $   715                  573
                                                                                     =====                =====

If interest income on nonaccrual loans had been current in accordance with their original terms, approximately $22,000, $33,000 and $27,000 of interest income would have been recorded in 1996, 1995 and 1994, respectively. Interest income recognized on nonaccrual loans during the years ended June 30, 1996, 1995, and 1994 was insignificant. At June 30, 1996, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

An analysis of the allowance for loan losses, not including provision for real estate owned, for 1996, 1995 and 1994 is as follows (in thousands):

                                                                          1996             1995            1994
                                                                          ----             ----            ----
Balance at beginning of year......................................    $    2,011           2,030           2,058
Provision charged to operations...................................            -               -               -
Charge-offs.......................................................           (11)            (28)            (37)
Recoveries........................................................             5               9               9
                                                                        --------        --------         -------

Balance at end of year............................................    $    2,005           2,011           2,030
                                                                        ========        ========         =======

- -------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------
(7)    INTEREST RECEIVABLE, NET

A summary of interest receivable at June 30, 1996 and 1995 is as follows (in thousands):

                                                                                          1996             1995
                                                                                          ----             ----
Loans (net of allowance for uncollected interest of $22 and $33 at
     June 30, 1996 and 1995, respectively)........................................   $    2,322            1,778
Mortgage-backed securities........................................................          805            1,016
Investment securities.............................................................          500              946
Interest-bearing deposits.........................................................           68               79
Other.............................................................................           -                56
                                                                                       --------          -------

                                                                                     $    3,695            3,875
                                                                                       ========          =======

- -------------------------------------------------------------------------------
(8)    PREMISES AND EQUIPMENT

Premises and equipment at June 30, 1996 and 1995 is summarized as follows (in thousands):

                                                                                          1996             1995
                                                                                          ----             ----
Land.............................................................................   $     3,861            3,792
Office buildings and leasehold improvements......................................        15,698           13,343
Furniture, fixtures and equipment................................................         5,356            4,991
                                                                                      ---------         --------
                                                                                         24,915           22,126
Less accumulated depreciation and amortization...................................       (11,157)         (10,754)
                                                                                      ---------         --------

                                                                                    $    13,758           11,372
                                                                                      =========         ========

- -------------------------------------------------------------------------------
(9)    DEPOSITS

Deposits at June 30, 1996 and 1995 are summarized as follows (dollar amounts in thousands):

                                                                            Weighted                      Weighted
                                                                             average                       average
                                                               1996           rate          1995            rate
                                                               ----           ----          ----            ----
Certificates of deposit:
     6 month..........................................    $     37,179       4.96%      $   34,290          5.38%
     1 year...........................................          47,737       5.44           37,152          5.39
     2 year...........................................          54,538       5.52           65,981          5.97
     3 year...........................................          28,882       5.78           29,178          5.90
     4 year and above.................................          30,779       6.27           29,974          6.74
     Jumbo (minimum denomination of $100,000).........          12,342       5.66           10,124          5.92
                                                            ----------     ------       ----------        ------
                                                               211,457       5.56          206,699          5.88

Passbook accounts.....................................          64,889       2.93           65,607          3.03
Money market accounts.................................          24,018       3.47           25,923          3.46
NOW accounts..........................................          49,848       1.55           45,926          1.98
                                                            ----------     ------       ----------        ------

                                                          $    350,212       4.35%      $  344,155          4.62%
                                                            ==========     ======         ========        ======

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

Certificates of deposit at June 30, 1996 mature as follows (in thousands):

                                                           Less than         One to         Four to
                                                           one year        three years    five years
                                                           ---------       -----------    ----------
2.00% to 2.99%......................................    $       405               -              -
3.00% to 3.99%......................................          1,226               -              -
4.00% to 4.99%......................................         18,748            1,966             17
5.00% to 5.99%......................................         89,264           38,313          2,843
6.00% to 6.99%......................................         15,352           14,804          3,944
7.00% to 7.99%......................................            628           10,810            791
8.00% to 11.99%.....................................              4               -              -
Jumbo...............................................          9,202            2,641            499
                                                          ---------        ---------      ---------

                                                        $   134,829           68,534          8,094
                                                          =========        =========      =========

- -------------------------------------------------------------------------------
(10)   BORROWED FUNDS

Advances from the FHLB and other borrowings at June 30, 1996 and 1995 are summarized as follows (in thousands):

                                                                                          1996             1995
                                                                                          ----             ----
Advances from Federal Home Loan Bank.............................................   $    124,663           133,119
Collateralized mortgage obligations..............................................          1,175             1,585
                                                                                      ----------         ---------

                                                                                    $    125,838           134,704
                                                                                      ==========         =========

Advances from Federal Home Loan Bank of Seattle bear interest at rates from 4.93% to 8.20% and mature as follows (in thousands):

           Years ending June 30
           --------------------

                1997........................................... $  14,000
                1998...........................................    44,094
                1999...........................................    16,568
                2000...........................................     5,000
                2001...........................................    19,198
                Thereafter.....................................    25,803
                                                                ---------

                                                                 $124,663
                                                                =========

Advances from the FHLB are secured by pledges of FHLB stock of $7,471,000 and $6,750,000 at June 30, 1996 and 1995, respectively, and a blanket assignment
(the blanket assignment) of the Bank's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities. The Bank has committed to take a Federal Home Loan Bank advance totaling $470,000 with an interest rate of 7.37%, maturing 15 years from the date the advance is taken.
This advance will be taken during 1997.
- -------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------
(11)   INCOME TAXES

As discussed in note 1, the Bank adopted SFAS No. 109, effective July 1, 1993. The cumulative effect of this change in accounting for income taxes was $795,000.

If certain conditions are met, the Bank is allowed a special bad debt deduction in determining income for tax purposes. The deduction is based on either a specified experience formula or a percentage of taxable income before such deduction (presently 8%). Under new legislation enacted in August 1996, the special bad debt deduction will be eliminated effective for tax years beginning after December 15, 1995 (the Bank's fiscal year beginning July 1, 1996).

Retained earnings at June 30, 1996 include approximately $10,251,000 for which no provision for income tax has been made. This amount represents primarily income offset by the percentage bad debt deduction for tax purposes only. Under SFAS No. 109, this amount is treated as a permanent difference; deferred taxes are not recognized unless it appears that this amount will be reduced and thereby result in taxable income in the foreseeable future. Also included in the August 1996 legislation are provisions to recapture bad debt deductions taken in excess of $10,251,000. The Bank has provided a deferred tax liability of approximately $415,000 which will be payable over six years beginning in 1997 or in 1999 if certain residential lending requirements are met. At June 30, 1996, management does not foresee any events under which the base year amount of $10,251,000 would become taxable.

A summary of the provision for income taxes for the years ended June 30, 1996, 1995 and 1994 follows (in thousands):

                                                                          1996             1995            1994
                                                                          ----             ----            ----
Federal:
     Current......................................................    $    1,894           1,567           1,929
     Deferred.....................................................           254             466             268
                                                                        --------        --------         -------
                                                                           2,148           2,033           2,197
                                                                        --------        --------         -------
State:
     Current......................................................           377             362             460
     Deferred.....................................................            31              78              24
                                                                        --------        --------         -------
                                                                             408             440             484
                                                                        --------        --------         -------

                                                                      $    2,556           2,473           2,681
                                                                        ========        ========         =======

The effective tax rates for 1996, 1995 and 1994 are 35.9%, 37.5% and 37.7%, respectively.

A reconciliation between the effective income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate for 1996, 1995 and 1994 is as follows (in thousands):

                                                                          1996             1995            1994
                                                                          ----             ----            ----
Computed "expected" tax expense...................................    $    2,419           2,244           2,419
Accumulated earnings on life insurance policies...................           (50)            (44)            (38)
State income taxes, net of Federal income tax benefit.............           270             291             319
Other.............................................................           (83)            (18)            (19)
                                                                        --------        --------         -------

                                                                      $    2,556           2,473           2,681
                                                                        ========        ========         =======

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 1996 and 1995 are as follows (in thousands):

                                                                                            1996            1995
                                                                                            ----            ----
Deferred tax assets:
     Loans, principally allowance for loan losses...................................   $      771              773
     Employee benefits, principally deferred compensation and accrued vacation......          468              246
     Market value adjustment of investment securities and mortgage backed
         securities available-for-sale..............................................          132               -
                                                                                         --------         -------
         Gross deferred income tax assets...........................................        1,371            1,019
                                                                                         --------         --------

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

                                                                                            1996            1995
                                                                                            ----            ----
Deferred tax liabilities:
     FHLB stock dividends...........................................................   $    1,631            1,430
     Deferred loan fees and origination costs.......................................          575              554
     Life insurance contract income.................................................          489              457
     Market value adjustment of investment securities and mortgage backed
         securities available-for-sale..............................................           -               185
     Loans, due primarily to tax bad debt reserves in excess of base year
         amount.....................................................................          415              278
     Fixed assets, principally depreciation.........................................          191              154
     Other..........................................................................          199              121
                                                                                         --------         --------
         Gross deferred income tax liabilities......................................        3,500            3,179
                                                                                         --------         --------

         Net deferred income tax liability..........................................   $    2,129            2,160
                                                                                         ========         ========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the deferred tax assets are deductible, at June 30, 1996 and 1995, management believes it is more likely than not that the Bank will realize the benefits of these deductible differences.

- -------------------------------------------------------------------------------
(12)   COMMITMENTS AND CONTINGENCIES

The Bank is the lessor of office space in certain of its branch office buildings under operating leases expiring in future years. Management expects as operating leases expire in the normal course of business, they will be renewed or replaced by leases on other properties at current market rental rates at the time of renewal. Approximate minimum future rentals to be received under non-cancelable leases for the five years subsequent to June 30, 1996 are as follows (in thousands):

            Years ended June 30,                          Amount
            --------------------                          ------
                    1997                               $     482
                    1998                                     369
                    1999                                     279
                    2000                                     235
                    2001                                     108
                 Thereafter                                   94
                                                         -------
        Total minimum future rentals                   $   1,567
                                                         =======

The deposits of the Bank are insured by the Savings Association Insurance Fund
(SAIF), one of two funds administered by the Federal Deposit Insurance Corporation (FDIC). The Bank currently pays premiums of approximately 0.23% of deposits. Under a plan to recapitalize the SAIF, the U.S. Treasury Department, FDIC, OTS, and the Congress are considering a plan to impose a "one-time" premium assessment of an approximate incremental .7% of deposits. If this plan is implemented, based on deposit balances at March 31, 1995, the Bank would be assessed a "one-time" premium resulting in a change of approximately $1.5 million after income taxes.

The Bank is a defendant in various matters of litigation generally incidental to its business. In the opinion of management, following consultation with legal counsel, liabilities arising from these proceedings, if any, will not have a material impact on the Bank's consolidated financial condition.

- -------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------
(13)   EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan (ESOP)

Effective July 1, 1993 the Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 354,933 shares of WesterFed's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $3,549,330 from WesterFed to fund the purchase, evidenced by a note receivable recorded by WesterFed, secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments from the ESOP of approximately $57,000, bearing interest at 7.26%, maturing December 2008. Contributions of cash or common stock are made from WFSB to the ESOP at the discretion of the Board of Directors. For financial reporting purposes, the note receivable is classified as a reduction of consolidated stockholders' equity and amounts paid to WesterFed for interest have been eliminated in consolidation.

The Bank records compensation expense equal to the fair value of shares at the date such shares are made available for allocation to plan participants' accounts. Shares become available for allocation as the ESOP repays the note receivable recorded by WesterFed. For 1996, 1995 and 1994, ESOP principal and interest payments of $446,000, $464,000, and $347,000 were funded by Bank contributions of $358,000, $406,000, and $329,000. The remainder of the ESOP payments was funded by dividends on the unallocated shares held. At June 30, 1996, 87,193 shares had been made available for allocation to participants accounts and the fair value of the unallocated shares was approximately $3,984,000. The Bank recognized expense relating to the ESOP of $446,000, $396,000, and $384,000 during 1996, 1995 and 1994, respectively.


Recognition and Retention Plan (RRP)

Under the RRP plan, common stock has been granted to certain officers, directors and employees. Deferred compensation is recorded at the date of the stock award. Vesting occurs in four equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unamortized deferred compensation balance is reclassified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. RRP compensation expense of $473,000, $473,000, and $237,000 has been recorded for 1996, 1995 and 1994, respectively.

Stock Option and Incentive Plan

The stockholders have approved a Stock Option and Incentive Plan (the Stock Option Plan). The terms of the Stock Option Plan provide for the granting of up to 443,665 shares of common stock, or 10% of the shares sold in the Bank's conversion from mutual to stock ownership, to certain officers and directors. The Stock Option Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, limited stock appreciation rights, or restricted stock, or any combination thereof (collectively, the Awards).

The Bank has granted incentive stock options and nonqualified stock options (the options). The term of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of grant. For incentive stock options, a maximum of 10,000 shares per Stock Option Plan participant are exercisable per year. All incentive and nonqualified stock options awarded are exercisable at the grant date.

                                                                                           Options       Exercise price
                                                                                           -------       --------------
Year ending June 30, 1996:
     Options outstanding, beginning of year.........................................       419,707      $  10.00 - 12.13
     Granted........................................................................            -                     -
                                                                                        ----------        -------------

     Outstanding, end of year.......................................................       419,707      $  10.00 - 12.13
                                                                                        ==========        ==============

     Exercisable, end of year.......................................................       419,707      $  10.00 - 12.13
                                                                                        ==========        ==============

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

                                                                                          Options     Exercise price
                                                                                          -------     --------------
Year ending June 30, 1995:
     Options outstanding, beginning of year.........................................       404,623      $   10.00
     Granted........................................................................        15,084          12.13
                                                                                        ----------        -------

     Outstanding, end of year.......................................................       419,707      $  10.00 - 12.13
                                                                                        ==========        ==============

     Exercisable, end of year.......................................................       419,707      $  10.00 - 12.13
                                                                                        ==========        ==============

Year ending June 30, 1994:
     Options outstanding, beginning of year.........................................            -       $     -
     Granted........................................................................       404,623          10.00
                                                                                        ----------        -------

     Outstanding, end of year.......................................................       404,623      $   10.00
                                                                                        ==========        =======

     Exercisable, end of year.......................................................       404,623      $   10.00
                                                                                        ==========        =======

Pension Plan

The Bank participates in a non-contributory multi-employer defined benefit pension plan covering substantially all employees. Actuarially determined pension costs are funded as accrued. Separate actuarial valuations are not prepared for each employer in the plan. Substantially all employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Total pension expense, including administrative charges, was approximately $321,000, $286,000 and $19,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

Deferred Compensation Agreements

The Bank has entered into deferred compensation agreements with certain key employees that provide for predetermined periodic payments over 10 years upon retirement or death. Amounts expensed under these agreements totaled approximately $144,000, $142,000, and $111,000 for 1996, 1995 and 1994,
respectively.

Savings Plan

The Bank has adopted an employee savings plan. To be eligible for the plan, an employee must complete one year of full time employment with the Bank. Annual contributions by the Bank match 50% of an employee's contributions, up to a maximum of 3% of the participating employee's wages. Contributions for 1996, 1995 and 1994 totaled approximately $86,000, $85,000 and $83,000, respectively.

- -------------------------------------------------------------------------------
(14)   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and interest rate cap agreements. The Bank was party to an interest rate swap which expired in 1996. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate cap agreements, the contract or notional amounts does not represent exposure to credit loss. The Bank controls the credit risk of those instruments through credit approvals, limits, and monitoring procedures.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------
Commitments to Extend Credit

Commitments to extend credit at June 30, 1996 and 1995 are as follows (in thousands):

                                                                                            1996            1995
                                                                                            ----            ----
Fixed rate..........................................................................   $    18,654          23,100
Variable rate.......................................................................         1,888           1,793
                                                                                         ---------       ---------

 ....................................................................................   $    20,542          24,893
                                                                                         =========       =========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have terms which specify commitment periods of 45 days at interest rates which approximate current market rates, adjusted for management's assessment of the creditworthiness of the customer. In some cases, customers may be required to pay a fee for the Bank's commitment to lend. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit is based on management's evaluation of the counter-party. Collateral held varies but may include personal property, residential real property, and income-producing commercial properties.

Interest Rate Caps

Interest rate caps entitle the Bank to receive various interest payments in exchange for payment of a transaction fee, provided the three-month LIBOR exceeds an agreed upon interest rate. Transaction fees paid in connection with interest rate cap agreements are amortized to interest expense as an adjustment of the interest cost of liabilities. Interest rate cap agreements are used to manage interest rate risk by synthetically extending the life of interest-bearing liabilities.

The following summarizes interest rate cap agreements at June 30, 1996:

      Notional principal amount                 Agreement termination                           Cap
      -------------------------                 ---------------------                           ---
           (in thousands)
            $   25,000                               March 1997                             6.5% - 10%
                10,000                                July 1999                             6.5% - 7.0%
              --------

            $   35,000
              ========

The counterparties to the cap agreements are primary dealers or the FHLB of Seattle.

- -------------------------------------------------------------------------------
(15)   RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

On March 31, 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 121 provides that long-lived assets and identifiable intangibles should be reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. SFAS No. 121 is effective for financial statements issued with fiscal years beginning after December 15, 1995, although earlier application is encouraged. The Bank intends to adopt the provisions of SFAS No. 121 on July 1, 1996, and management expects adoption will not have a material effect on the financial position or results of operations of the Bank.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 defines a "fair value based method" of accounting for stock based compensation whereby compensation costs is measured at the grant date based on the value of the award and is recognized over the service period. The FASB encourages all entities to adopt the fair value based method, however, it will allow entities to continue to use the "intrinsic value based method" prescribed by previous pronouncements for grants to employees. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Entities electing to continue use of the accounting treatment of previous pronouncements must make

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

certain pro forma disclosures as if the fair value based method had been applied. SFAS No. 123 is effective for financial statements issued with fiscal years beginning after December 31, 1995. The Bank will be required to adopt the provisions of SFAS No. 123 on July 1, 1996. Management's current intention is to retain its intrinsic value method of accounting for stock options granted to employees.

In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting of Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides guidance on accounting for transfers and servicing of financial assets, recognition and measurement of servicing assets and liabilities, financial assets subject to prepayment, secured borrowings and collateral, and extinguishment of liabilities.

SFAS No. 125 specifically provides that mortgage banking enterprises, which includes the Bank, recognize as a separate asset rights to service loans for others, regardless of how those servicing rights are acquired. Rights to service loans must also be assessed for impairment based on the fair value of the servicing assets, including those purchased before the adoption of this statement. SFAS No. 125 also specifies that financial assets subject to prepayment, including loans, that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment be measured like debt securities available-for-sale or trading securities under SFAS No. 115, as amended by SFAS No. 125.

SFAS No. 125 is effective for all financial asset transactions occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Bank intends to adopt the provisions of SFAS No. 125 on January 1, 1997, and management expects adoption will not have a material effect on the financial position or operations of the Bank.

- -------------------------------------------------------------------------------
(16)   RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The reconciliation of net income to net cash provided by operating activities for 1996, 1995 and 1994 are as follows (in thousands):

                                                                                     1996         1995          1994
                                                                                     ----         ----          ----

Net income...................................................................   $    4,559         4,128        5,229
Adjustments to reconcile net income to net cash provided by operating activities:
     Amortization of:
         Deferred loan origination fees......................................         (445)         (447)        (538)
         Premiums and discounts on securities................................          (63)          482          259
     RRP deferred compensation...............................................          473           473          237
     ESOP shares available for allocation....................................          446           396          384
     Cumulative effect of change in accounting for income taxes..............           -             -          (795)
     Provision for:
         Loan losses.........................................................           -             -            -
         Losses on real estate owned.........................................           -              3            4
     Net (gain) loss on sales of:
         Mortgage-backed securities available-for-sale.......................         (394)         (139)        (101)
         Investment securities available-for-sale............................            4            30           -
         Loans...............................................................         (187)         (170)        (587)
         Other    ...........................................................          127             5           (6)
     Depreciation and amortization of premises and equipment.................          740           685          658
     Federal Home Loan Bank stock dividends..................................         (521)         (363)        (570)
     Origination of loans available-for-sale.................................      (31,185)      (24,896)     (43,720)
     Proceeds from sales of loans available-for-sale.........................       30,365        33,851       57,657
     Decrease (increase) in accrued interest receivable......................          180          (637)        (574)
     Interest expense credited to deposit accounts...........................       15,724        13,633       13,609
     Changes in other assets and liabilities.................................         (266)        1,524          460
                                                                                  --------     ---------    ---------

                  Net cash provided by operating activities..................   $   19,557        28,558       31,606
                                                                                  ========     =========    =========

- -------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------
(17)   NON-CASH INVESTING AND FINANCING ACTIVITIES

Loans originated for the purposes of securitization and subsequent sale as mortgage-backed securities totaled approximately $3,885,000 (net of discount of $26,000) and $58,023,000 (net of discount of $194,000) for 1995 and 1994, respectively. There were no securitizations of loans in 1996.

On June 28, 1996, the Bank declared a dividend of approximately $541,000 which is recorded in accrued expenses and other liabilities at June 30, 1996.

On June 27, 1995, the Bank declared a dividend of approximately $287,000 which is recorded in other liabilities at June 30, 1995.

At June 30, 1996, the Bank recorded an unrealized loss on investment and mortgage-backed securities available-for-sale, net of taxes, of $226,000.

At June 30, 1995, the Bank recorded an unrealized gain on investment and mortgage-backed securities available-for-sale, net of taxes, of $295,000.

Under the specifications of the FASB's Special Report as discussed in note 5, the Bank reclassified certain mortgage-backed securities to mortgage-backed securities available-for-sale.

During 1995 and 1994, the Bank issued common stock under the RRP and recorded deferred compensation of approximately $29,000 and $1,897,000, respectively. No common stock was issued under the RRP in 1996.

The Bank financed the ESOP's purchase of common shares by recording a note receivable of $3,549,330 during 1994.

Real estate owned acquired through foreclosures of loans receivable was approximately $397,000 and $114,000 for 1995 and 1994, respectively. No real estate owned was acquired in 1996.

Loans made to finance sales of real estate owned totaled approximately $37,000 for 1995 and 1994, respectively. No such loans were made during 1996.

- -------------------------------------------------------------------------------
(18)   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instrument for which it is practical to estimate that value.

Cash and Cash Equivalents

For such short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.

Investment and Mortgage-Backed Securities

For investment and mortgage-backed securities, fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

Federal Home Loan Bank

Federal Home Loan Bank stock is valued at cost.

Loans

Fair values were estimated for portfolios of performing and nonperforming loans with similar financial characteristics. For certain analogous categories of loans, such as residential mortgages, home equity loans, non-residential mortgages, and consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other performing loan types was estimated by discounting the future cash flows using market discount rates that reflect the credit, collateral, and interest rate risk inherent in the loan.

Deposit Liabilities

The fair value of demand deposits savings deposits and money market accounts were the amounts payable on demand at June 30, 1996 and 1995. The fair value of certificates of deposit is estimated based on the discounted value of contractual cash flows using rates derived from the U.S. Treasury yield curve, adjusted for certificate redemption features.

Short-Term Borrowings

For short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

Long-Term Borrowings

The fair value for long-term borrowings was based upon the discounted value of the cash flows. The discount rates utilized were based on rates currently available with similar terms and maturities.

The estimated fair values of the Bank's financial instruments required to be disclosed under SFAS No. 107 are as follows (in thousands):

                                                                      1996                           1995
                                                           -------------------------         ---------------------
                                                             Book             Fair           Book           Fair
                                                             value            value          value          value
                                                             -----            -----          -----          -----
Financial assets:
     Cash and cash equivalents.....................      $      7,829         7,829           7,173           7,173
     Interest-bearing due from banks...............             5,470         5,470           8,201           8,201
     Interest-bearing deposits.....................             3,000         3,000           2,102           2,102
     Investment securities.........................             9,347         9,399          12,794          12,964
     Investment securities available-for-sale......            35,637        35,637          49,577          49,577
     Stock in Federal Home Loan Bank of Seattle....             7,471         7,471           6,750           6,750
     Mortgage-backed securities....................            60,038        59,278          78,925          79,303
     Mortgage-backed securities available-for-sale.            44,909        44,909          64,900          64,900
     Loans.........................................           364,226       373,150         310,161         321,724
     Loans available-for-sale......................             3,967         3,967           2,960           2,960

Financial liabilities:
     Deposits......................................           350,212       351,461         344,155         344,456
     Borrowed funds................................           125,838       126,127         134,704         136,124

Off-balance-sheet items:
     Interest rate cap agreements..................               430           138             752             258
                                                           ==========     =========      ==========       =========

Limitations

The foregoing fair value estimates are made at a specific point in time, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell, at one time, the Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Bank's financial instruments, fair value estimates were necessarily based on judgements with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on- and off-balance sheet financial instruments, no attempt was made to estimate the value of anticipated future business and the value of nonfinancial statement assets and liabilities. Other important elements which are not deemed to be financial assets or liabilities include the value of the Bank's retail branch delivery system, its existing core deposit base, premises and equipment, and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

- -------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------
(19)   MORTGAGE BANKING ACTIVITIES

A detailed breakout of mortgage banking revenues for each of the years in the three-year period ended June 30, 1996 is presented below (in thousands):

                                                                          1996             1995            1994
                                                                          ----             ----            ----
Origination fees.................................................     $      348             414             505
Servicing fees...................................................            626             625             624
Net gains on sales of loans......................................            187             170             587
                                                                        --------         -------          ------

Total mortgage banking revenues..................................     $    1,161           1,209           1,716
                                                                        ========         =======          ======

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid balances of these loans were approximately $183,267,000, $190,443,000 and $178,681,000 at June 30, 1996, 1995
and 1994, respectively.

Purchased mortgage servicing rights were approximately $132,000 and $137,000 at June 30, 1996 and 1995, respectively, and are recorded in other assets. Amortization of the purchased mortgage servicing rights was approximately $54,000, $55,000 and $58,000 for the years ended June 30, 1996, 1995 and 1994, respectively.
- -------------------------------------------------------------------------------
(20)   WESTERFED INFORMATION

The summarized condensed financial information for WesterFed Financial Corporation as of and for the years ending June 30, 1996 and 1995 are presented below (in thousands):

Condensed Balance Sheet                                                                   1996             1995
                                                                                          ----             ----

Assets:
     Cash and cash equivalents....................................................   $        14              12
     Interest-bearing and due from banks deposits.................................           774           3,780
     Investment securities available-for-sale.....................................        12,853           7,667
     Mortgage-backed securities available-for-sale................................         3,084           4,383
     Other assets.................................................................           128             162
     Investment in subsidiaries...................................................        62,300          59,407
                                                                                       ---------        --------

              Total assets........................................................   $    79,153          75,411
                                                                                       =========        ========

Liabilities and Stockholders' Equity:
     Other liabilities............................................................   $       546             265

     Stockholders' Equity:
         Common stock.............................................................            46              46
         Additional paid-in capital...............................................        45,451          45,232
         Common stock acquired by ESOP/RRP........................................        (3,558)         (4,271)
         Treasury stock at cost...................................................        (3,079)         (3,066)
         Net unrealized gain on securities available-for-sale.....................          (226)            295
         Retained earnings........................................................        39,973          36,910
                                                                                       ---------        --------
              Total stockholders' equity..........................................        78,607          75,146
                                                                                       ---------        --------

              Total liabilities and stockholders' equity..........................   $    79,153          75,411
                                                                                       =========        ========

During the year ended June 30, 1996, dividends of approximately $1,199,000 were paid by the bank subsidiary to WesterFed.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

Condensed Statement of Income

                                                                                          1996             1995
                                                                                          ----             ----
Interest income...................................................................    $      898             831
Non-interest expense..............................................................          (348)           (129)
                                                                                        --------         -------
     Income before equity in earnings of subsidiaries.............................           550             702
Equity in earnings of subsidiaries................................................         4,176           3,696
                                                                                        --------         -------
     Income before income taxes...................................................         4,726           4,398
Income taxes  ....................................................................          (167)           (270)
                                                                                        --------         -------

     Net income...................................................................    $    4,559           4,128
                                                                                        ========         =======

Condensed Statement of Cash Flows

Operating Activities:
     Net income...................................................................    $    4,559           4,128
     Adjustments to reconcile net income to net cash provided by operating activities:
         Equity in undistributed earnings of subsidiaries.........................        (2,977)         (2,697)
         Amortization of premiums on investments and mortgage-backed
              securities available-for-sale.......................................          (225)            128
         ESOP shares available for allocation.....................................           446             396
         Increase in other assets and liabilities, net............................          (250)            (40)
                                                                                        --------         -------
                  Net cash provided by operating activities.......................         1,553           1,915
                                                                                        --------         -------

Investing Activities:
     Net change in interest-bearing deposits.....................................          3,006          (2,280)
     Purchase of investment and mortgage-backed securities.......................        (21,782)         (2,499)
     Principal payments on mortgage-backed securities............................          1,334             585
     Proceeds from maturities of investment securities...........................         16,846           2,500
                                                                                        --------         -------
                  Net cash used by investing activities..........................           (596)         (1,694)
                                                                                        --------         -------

Financing Activities:
     Dividends paid to stockholders..............................................           (955)           (970)
     Payments to acquire treasury stock..........................................             -           (3,057)
                                                                                        --------         -------
                  Net cash used by financing activities..........................           (955)         (4,027)
                                                                                        --------         -------

Increase (decrease) in cash and cash equivalents.................................              2          (3,806)
Cash and cash equivalents at beginning of year...................................             12           3,818
                                                                                        --------         -------

                  Ending cash and cash equivalents...............................     $       14              12
                                                                                        ========         =======

Non-Cash Investing and Financing Activities

Treasury stock of approximately $13,000 and $8,000 was recorded due to forfeitures of unearned RRP shares for the years ended June 30, 1996 and 1995, respectively. During 1995, WesterFed issued stock under the RRP and recorded deferred compensation of approximately $29,000.

At June 30, 1996 and 1995, WesterFed recognized WFSB's change in unrealized gain
(loss) on securities available-for-sale, net of taxes, of $(559,000) and $531,000.

Amortization of the RRP deferred compensation of approximately $473,000 recorded at WFSB was recognized by WesterFed through the investment in subsidiaries account at June 30, 1996 and 1995.

At June 30, 1996, the fair value of securities available-for-sale approximated their recorded cost. At June 30, 1995, recorded an unrealized loss on securities available-for-sale of approximately $36,000 net of deferred income taxes of $24,000.

WesterFed Financial Corporation and Subsidiaries

- -------------------------------------------------------------------------------

On June 28, 1996, WesterFed declared a dividend of approximately $541,000 which is recorded in other liabilities at June 30, 1996.

On June 27, 1995, WesterFed declared a dividend of approximately $287,000 which is recorded in other liabilities at June 30, 1995.

- -------------------------------------------------------------------------------
(21)   CONDENSED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
       (in thousands except per share data)

                                                                                      1996
                                                          ---------------------------------------------------------
                                                              Fourth           Third         Second          First
                                                              Quarter         Quarter        Quarter        Quarter
                                                              -------         -------        -------        -------
     Interest income.................................     $    10,685         10,773         10,680          10,406
     Interest expense................................           6,048          6,269          6,262           6,158
                                                            ---------      ---------      ---------       ---------
              Net interest income....................           4,637          4,504          4,418           4,248

     Provision for loan losses.......................              -              -              -               -
     Other income....................................             903            919            832           1,228
     Other expense...................................          (3,846)        (3,602)        (3,388)         (3,738)
                                                            ---------      ---------      ---------       ---------
              Income before income tax expense.......           1,694          1,821          1,862           1,738

     Income tax expense..............................            (466)          (703)          (717)           (670)
                                                            ---------      ---------      ---------       ---------

              Net income.............................     $     1,228          1,118          1,145           1,068
                                                            =========      =========      =========       =========

              Earnings per share.....................     $       .29            .26            .27             .25
                                                            =========      =========      =========       =========

                                                                                      1995
                                                          ---------------------------------------------------------
                                                              Fourth           Third         Second          First
                                                              Quarter         Quarter        Quarter        Quarter
                                                              -------         -------        -------        -------

     Interest income.................................     $    10,010          9,509          9,276           8,988
     Interest expense................................           5,832          5,379          5,010           4,763
                                                            ---------      ---------      ---------       ---------
              Net interest income....................           4,178          4,130          4,266           4,225

     Provision for loan losses.......................              -              -              -               -
     Other income....................................             834            780            800             793
     Other expense...................................          (3,392)        (3,420)        (3,386)         (3,207)
                                                            ---------      ---------      ---------       ---------
              Income before income tax expense.......           1,620          1,490          1,680           1,811

     Income tax expense..............................            (615)          (546)          (625)           (687)
                                                            ---------      ---------      ---------       ---------

              Net income.............................     $     1,005            944          1,055           1,124
                                                            =========      =========      =========       =========

              Earnings per share.....................     $       .24            .22            .24             .25
                                                            =========      =========      =========       =========

- -------------------------------------------------------------------------------
(22)   SUBSEQUENT EVENT

On September 24, 1996, WesterFed Financial Corporation signed an agreement to purchase all of the outstanding common stock of Security Bancorp. Security Bancorp has sixteen offices located throughout Montana. The total purchase price is approximately $44.0 million, subject to certain adjustments. Completion of the acquisition is subject to various regulatory approvals and other conditions which must be satisfied by each of the parties to the agreement.

WesterFed Financial Corporation intends to fund the acquisition through a combination of cash of approximately $24.3 million and the issuance of common stock of approximately $19.7 million. Subject to satisfaction of the various conditions, closing of the acquisition is scheduled to occur on or before March 31, 1997. With the acquisition, consolidated assets of WesterFed Financial Corporation would total approximately $954.0 million compared to consolidated assets of approximately $563.9 million at June 30, 1996.

General Corporate and Stockholders' Information
- --------------------------------------------------------------------------------

CORPORATE HEADQUARTERS

110 East Broadway
Missoula, MT 59802
(406) 721-5254

INDEPENDENT ACCOUNTANTS

KPMG Peat Marwick LLP
Billings, MT

GENERAL COUNSEL

Worden, Thane and Haines, P.C.
Missoula, MT

SPECIAL COUNSEL

Silver, Freedman and Taff, LLP
Washington, D.C.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Stockholder inquiries regarding transfer requirements, dividends, lost certificates, and changes of address should be directed to the transfer agent:
Trust Corp
8 Third Street North, Suite 301
P.O. Box 2309
Great Falls, MT 59403-2309
1-800-634-5526

ANNUAL MEETING

The annual meeting of stockholders will be held on Tuesday, October 22, 1996, beginning at 9:00 a.m. at the Southgate Office, 2601 Garfield, Missoula, MT

FORM 10-K

This report is available to stockholders of record without charge upon written request to:
Douglas G. Bardwell
Corporate Secretary
WesterFed Financial Corporation
110 East Broadway
Missoula, MT 59802

STOCK INFORMATION

WesterFed stock is traded in the over-the-counter market with quotations through the Nasdaq National Market System under the symbol WSTR.

At June 30, 1996, there were 1,193 stockholders of record.

At June 30, 1996, there were approximately 2,042 beneficial stockholders.


To request information on dividend reinvestment, please contact:
Dale Brevik
Investor Relations
WesterFed Financial Corporation
110 East Broadway
Missoula, MT 59802
Phone: 406-543-1315


General Corporate and Stockholders' Information
- -------------------------------------------------------------------------------

                               Stock Prices            Dividends
Quarter Ended                High         Low          Declared

March 31, 1994              $14.25       10.00*           .05
June 30, 1994               $14.50       12.25            .0512

September 30, 1994          $14.63       13.25            .055
December 31, 1994           $14.00       11.38            .06

March 31, 1995              $13.63       12.38            .065
June 30, 1995               $15.38       12.44            .07

September 30, 1995          $17.13       15.00            .075
December 31, 1995           $17.13       15.50            .080

March 31, 1996              $16.75       14.75            .085
June 30, 1996               $14.88       14.00            .123**


* Initial public offering price

** Declared June 26, 1996, payable August 20 to stockholders of record August 6. Includes a special dividend of $0.033 per share.


MARKET MAKERS

Friedman Billings Ramsey & Company
D.A. Davidson & Company, Incorporated
Everen Securities Incorporated
Hertzog, Heine, Geduld, Incorporated
Mayer & Schweitzer Incorporated
Sandler O'Neill & Partners


WESTERFED OFFICERS

Lyle R. Grimes
President/CEO

James A. Salisbury
Treasurer/CFO

Douglas G. Bardwell
Vice President/Secretary

WESTERFED DIRECTORS

Dr. Marvin Reynolds
Chairman

John E. Roemer
Vice Chairman

Lyle R. Grimes

William E. Grabow

Dr. Otto Klein, Jr.

Robert F. Burke



Directors and Officers of Western Federal Savings Bank
- -------------------------------------------------------------------------------


BOARD OF DIRECTORS

Dr. Marvin Reynolds
Chairman
Dentist

John E. Roemer
Vice Chairman
Retired

Lyle R. Grimes
Director/President/CEO

William E. Grabow
Director
Architect

Dr. Otto Klein, Jr.
Director
Ophthalmologist

Robert F. Burke
Director
Financial Planner

Donovan Worden, Jr.
Director Emeritus


EXECUTIVE OFFICERS

Lyle R. Grimes
President/CEO

Douglas G. Bardwell
Executive Vice President/COO