Form 10-K, Exhibit 13
period 1997-06-30
WESTERFED FINANCIAL CORP
filed 1997-09-29
CIK 912428

                                   Exhibit 13

                       Annual Report to Security Holders

President's Letter

Confidence in Montana's strength and our own-- is our foundation for building a larger organization that enhances profitability to our shareholders. We remain Montanans serving Montanans, even as we substantially expand our customer base with new locations and expertise.

This year, we nearly doubled the number of branch offices and gained a presence in nine more Montana communities through the February 28, 1997, acquisition of Security Bancorp, the holding company for Security Bank, FSB. Security Bank was a stock savings bank based in Billings and operating entirely in Montana.

The merger of Security Bank with Western Federal Savings Bank, our only subsidiary, furthered our business strategy of adding commercial banking to our operations. Security Bank's lending operations in Billings, Bozeman, Butte, Anaconda and Lewistown brought significant long-term experience in commercial and agricultural lending.

We finished fiscal year 1997 with assets approaching one billion dollars.


Strong financial
performance

Record earnings were achieved for the fourth quarter ended June 30, 1997, primarily due to growth in our loan portfolio and the merger with Security Bank. Fourth-quarter earnings were $2.1 million, or $0.38 per share, compared to $1.2 million, or $0.29 per share, for the same period last year-- a 31% increase on a per-share basis.

Earnings for the year ended June 30, 1997, were affected by a one-time, after-tax charge to earnings of $1.4 million, or $0.30 per share based on 4.7 million outstanding shares, for a special FDIC assessment. The assessment was levied on all thrifts to recapitalize the Savings Association Insurance Fund
(SAIF). Year-end earnings after the assessment were $4.5 million, or $0.90 per share. While the special assessment significantly reduced the Bank's earnings in fiscal year 1997, SAIF premiums have now been reduced and will result in lower deposit insurance costs.

Regular cash dividends to our stockholders continued to increase every quarter, as they have since we became a public company. We paid a regular cash dividend of $0.11 per share for the quarter ended June 30, 1997, which was a 4.8% increase over the prior quarter's regular cash dividend of $0.105 per share. We also paid a special cash dividend of $0.041 per share reflecting a 10% addition to the $0.41 per share dividends declared during the fiscal year. With the special dividend, we paid a total of $0.151 in dividends per share for the quarter ended June 30, 1997. Stockholders' equity increased to $104.3 million, or 10.9% of assets, and tangible stockholders' equity was 8.9% of tangible assets at June 30, 1997.

The Dividend Reinvestment and Stock Purchase Plan we introduced in September 1996 has been successful. It enables stockholders to apply dividends paid on their WesterFed common stock toward the purchase of additional shares or to make quarterly cash purchases of more shares. More than 35% of our eligible shareholders currently participate in the program.

As a result of the acquisition of Security Bancorp and loan growth, total assets increased to $955.6 million at June 30, 1997, compared to $563.9 million at June 30, 1996. Total loans increased to $630.3 million, compared to $368.2 million in the prior fiscal year. Total deposits increased to $630.9 million, compared to $350.2 million in the prior fiscal year. Non-performing assets were 0.25% of total assets at fiscal year end, up from 0.13% of assets, due primarily to the acquisition.

Diversified
customer base

Our focus continues to be on growing our business in both deposits and loans. Both segments have increased during the fiscal year.

As a result of the acquisition of Security Bancorp, total deposits increased to $630.9 million at June 30, 1997, compared to $350.2 million at June 30, 1996. Products introduced under our Western Style Checking line last year continued to perform well. Collectively, the two banks opened 5,102 new checking accounts, giving us many new opportunities to become the primary resource for customers' other financial needs.

Our acquisition of Security Bank also added substantial commercial and agricultural loans to our operations. As of June 30, 1997, their well-established portfolio provided us with $26.8 million of agricultural loans and $28.9 million of non-real estate commercial loans. We had no agricultural nor non-real estate commercial loans prior to the acquisition.

Consumer loans increased by $89.1 million. This includes Security Bank's consumer loan portfolio of $28.1 million and a first-year growth of $31.2 million in loans originated through our Dealer Finance Program. The Dealer Finance Program allows customers to get a vehicle loan from us while at the dealership.

Loan originations were a record $226.8 million. Total loans increased to $630.3 million at June 30, 1997, as compared to $368.2 million at June 30, 1996.

The composition of our loan business has changed substantially over the past five years. While our mortgage loan portfolio continues to grow, both consumer and commercial loan activity is increasing at a very fast pace, and we intend to focus on these areas to provide both near-term and future lending growth for the bank.





















Adding to
community strength

The Montana Board of Housing (MBOH) honored Western Federal Savings Bank's commitment to the community this year. Governor Marc Racicot presented us with the Montana Affordable Housing Award in recognition of our mortgage loan program. Our program originated more low-and moderate-income loans through the MBOH than any other metropolitan bank.

Last September, we also received an Award for Excellence in Community Lending from the Federal Home Loan Bank (FHLB) of Seattle. Western Federal was singled out in the nine- state region for our support of lower-income Montanans who are mentally ill or disabled.


Strategically strong and growing

Montana's population is strong and growing, exceeding the national average growth rate in recent years. We are established solidly as the largest, publicly owned and traded financial institution headquartered in the state.

With our expansion, we are in a strategic position to compete for and win an ever-growing share of the flourishing Montana market. The population growth in Billings, for example, warranted construction this year of a new facility in Lockwood. Another is under construction on King Avenue.

Montanans enjoy doing business with a Montana-based company, keeping their money in-state and supporting their local economies. New residents respond to the idea of a community-based bank, since the "smaller-town" lifestyle is a considerable portion of Montana's attractiveness. However, in order to gain and keep these customers, we must offer the same conveniences and products as offered by banks headquartered out-of-state.

This year's merger with Security Bank and our successful follow-through on the comprehensive, long-term operations plan developed in 1996 are allowing us to develop more products and services that are competitive with out-of-state banking corporations.

We now have over 400 employees serving our customers across Montana. To aid in developing a sense of teamwork and a focus on sales and service, we initiated an employee training program.

In preparation, all of our offices and their competitors were "mystery shopped" and assessed on strengths and weaknesses. Products, buildings, furnishings and signage were compared, as well as service and employee knowledge.

Since March, we have held 46 formal training sessions across the state. We have carefully mingled employees from Western and Security in different cities so they could get to know each other and develop a sense of teamwork.

A system-wide conversion to commercial banking data center software and banking hardware is scheduled to be completed in February 1998. This will allow us to take advantage of the benefits resulting from the consolidation of the two separate systems. These changes and other technological improvements will enable us to offer full-service commercial and retail banking products.

We will maintain our community identification even as we invest in efficiencies for the future. Our products, technologies and location conveniences will solidify our continued growth and profitability, increasing the value of WesterFed stock.

We thank our customers and stockholders for allowing us to be a strong financial partner in Montana's present and future.





Lyle R. Grimes
President, Chairman,
Chief Executive Officer

WesterFed Financial Corporation and Subsidiaries

Selected Consolidated Financial and Other Data
--------------------------------------------------------------------------------

(Dollars in thousands, except share and per share amounts)
At  June 30,                                          1997         1996         1995        1994          1993
----------------------------------------------------------------------------------------------------------------
Selected Financial Condition Data:
Total assets                                       $ 955,639   $  563,931   $  563,285   $  515,675    $ 404,117
Loans receivable, net and loans held for sale        630,277      368,193      313,121      274,840      233,148
Mortgage-backed securities, net                      149,169      104,947      143,825      145,025       87,534
Investment securities, FHLB stock and other
    interest-earning assets                           98,885       64,108       82,375       74,168       62,941
Deposits                                             630,869      350,212      344,155      349,121      351,447
Borrowed funds and repurchase agreements             199,236      125,838      134,704       85,087       15,541
Stockholders' equity                                 104,259       78,607       75,146       74,168       29,024
Book value per common share                            18.74        17.88        17.09        16.03           NA
Tangible book value per common share                   14.91        17.88        17.09        16.03           NA
----------------------------------------------------------------------------------------------------------------

Year Ended June 30,                                   1997        1996         1995         1994          1993
----------------------------------------------------------------------------------------------------------------
Selected Operations Data:
Total interest income                              $  51,260   $   42,544   $   37,783   $   31,933    $  30,365
Total interest expense                                28,407       24,737       20,984       16,391       16,931
----------------------------------------------------------------------------------------------------------------
   Net interest income                                22,853       17,807       16,799       15,542       13,434
Provision for loan losses                               (400)         ---          ---          ---          ---
Non-interest income                                    4,685        3,312        2,670        2,999        4,260
Non-interest expense                                 (20,568)     (14,004)     (12,868)     (11,426)     (10,220)
----------------------------------------------------------------------------------------------------------------
   Income before income taxes
     and cumulative effect of change in accounting
     for income taxes                                  6,570        7,115        6,601        7,115        7,474
Income taxes                                          (2,063)      (2,556)      (2,473)      (2,681)      (2,952)
----------------------------------------------------------------------------------------------------------------
   Income before cumulative effect
      of change in accounting for income taxes         4,507        4,559        4,128        4,434        4,522
Cumulative effect of change in accounting for
      income taxes                                       ---          ---          ---          795          ---
----------------------------------------------------------------------------------------------------------------
Net income                                         $   4,507   $    4,559   $    4,128   $    5,229    $   4,522
================================================================================================================
Net income per share:
   Income before cumulative effect of change in
     accounting for income taxes                   $    0.96   $     1.07   $     0.96   $     1.01           NA
   Cumulative effect of change in accounting for
     income taxes                                        ---          ---          ---          0.18         ---
----------------------------------------------------------------------------------------------------------------
Net income per share                               $    0.96   $     1.07   $     0.96   $      1.19          NA
================================================================================================================
Dividends per share                                $    0.45   $     0.36   $     0.30   $      0.05          NA
================================================================================================================
Dividend payout ratio(1)                               46.88%       33.64%       31.25%         4.20%         NA
================================================================================================================
Selected Financial Ratios and Other Data:
Return on assets (ratio of net income to average
  total assets)                                        0.65%        0.79%        0.76%        1.14%        1.14%
Return on equity (ratio of net income to average
  equity)                                               5.15         5.90         5.54        10.07        16.90
Interest rate spread, at end of period                  3.38         2.67         2.38         2.80         3.49
Net interest margin(2)                                  3.53         3.23         3.23         3.54         3.60
Ratio of non-interest expense to average total
  assets                                                2.98         2.43         2.47         2.60         2.69
Non-performing assets to total assets, at end
  of period                                             0.25         0.13         0.10         0.16         0.21
Total allowance for loan losses  to total
  non-performing assets                               191.01       280.42       350.35       238.82       242.98
Stockholders' equity to total assets, at end
  of period                                            10.91        13.94        13.34        14.38         7.18
Ratio of average interest-earning assets to
  average interest-bearing liabilities                110.56       113.58       113.51       110.16       104.04
Number of  offices                                        36           19           18           18           18
================================================================================================================

--------
(1) Dividends paid per share divided by net income per share.
(2) Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations
--------------------------------------------------------------------------------

                                     GENERAL

WesterFed Financial Corporation ("WesterFed" or the "Company") was formed as part of the conversion of Western Federal Savings Bank of Montana ("Western Federal" or the "Bank") from a federal mutual to a stock savings bank, which was completed on January 6, 1994 (the "Conversion"). Currently the Company has no other business activity other than acting as the holding company for Western Federal. As a result, the following discussion relates primarily to the activities of the Bank.

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

The Company serves the financial needs of communities throughout Montana through its main office located in Missoula, 36 branch offices and one loan servicing office. The Company attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate loans secured by mortgages on owner-occupied one- to four-family residences in its primary market area. To a lesser extent, the Company also originates multi-family, commercial, agriculture and construction real estate loans and non real estate commercial, agriculture and consumer loans in its market areas. The Company also invests in mortgage-backed securities, investment securities and other short-term liquid assets.

On February 28, 1997, the Company completed its acquisition of Security Bancorp (the "Acquisition"), accounted for as a purchase transaction and accordingly, the consolidated statement of income include the results of operations of Security Bancorp commencing March 1, 1997. Under this method of accounting, assets and liabilities of Security Bancorp are adjusted to their estimated fair value and combined with the historical recorded book value of the assets and liabilities of the Company. The actual revaluation of Security Bancorp's net assets acquired is subject to the completion of studies and evaluations by management. The Company issued 1,150,175 shares of WesterFed Common Stock and paid $25,995,480 in cash for all of the outstanding shares of Security Bancorp Common Stock, for total consideration (based on the $18.49 per share average closing price of WesterFed Common Stock as reported on the NASDAQ National Market System for the twenty business days from January 16, 1997 through February 12, 1997) of $48.7 million. In addition, as of such date, Security Bank, a federally chartered stock savings bank and wholly owned subsidiary of Security Bancorp, merged with and into the Bank.

         Changes in Financial Condition, June 30, 1996 to June 30, 1997

Total assets increased $391.7 million to $955.6 million at June 30, 1997 from $563.9 million at June 30, 1996. This increase in assets was primarily the result of the purchase of $392.4 million of assets from the Acquisition. Loans receivable and loans available- for- sale increased $262.1 million, mortgage-backed securities increased $44.2 million investment securities, Federal Home Loan Bank (FHLB) stock and all other interest earning assets increased $34.8 million and other assets increased $50.6 million.

Loans receivable increased $262.1 million to $630.3 million at June 30, 1997 from $368.2 million at June 30, 1996. The $262.1 million increase was primarily the result of the purchase of $218.3 million of loans as a result of the Acquisition, $226.8 million in new loan originations and $1.5 million in purchases of loans, which were partially offset by principal repayments of $127.9 million and the sale of whole loans of $54.4 million. Included in the $226.8 million in new loan originations were $84.6 million in consumer loan and $20.7 million in commercial and agriculture non-real estate loan originations. The consumer loan portfolio increased $89.1 million, or 202.5%, to $133.1 million at June 30, 1997 from $44.0 million at June 30, 1996, which includes first year growth of $31.2 million in loans originated through the Bank's new indirect auto and recreational dealer lending program and $28.1 million as a result of the Acquisition. The $226.8 million in new loan originations represents an increase of $165.5 million from fiscal 1996. Included in loans receivable at June 30, 1997 were $8.0 million of agriculture real estate loans and non-real estate commercial and

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


agriculture loans of $28.9 million and $18.9 million respectively. At June 30, 1996 the Bank did not have this type of loan and the increase was attributable to the Acquisition and managements decision to originate and hold these types of loans. See Note 6 of the Notes to Consolidated Financial Statements.

Mortgage-backed securities increased $44.3 million to $149.2 million at June 30, 1997 from $104.9 million at June 30, 1996. The $44.3 million increase was primarily the result of $91.4 million of mortgage-backed securities acquired in the Acquisition, partially offset by principal repayments of $23.0 million and the sale of mortgage-backed securities available-for-sale of $31.9 million. The $31.9 million of mortgage-backed securities that were sold consisted of $25.2 million in adjustable rate and $6.7 million in fixed rate mortgage-backed securities while the $98.4 million in purchases consisted of $45.7 million of fixed rate and $52.7 million of adjustable rate mortgage-backed securities. The mortgage-backed securities that were sold were primarily securities purchased as a result of the Acquisition and were sold to restructure the composition of the mortgage-backed securities portfolio consistent with the Company's asset liability objectives and to provide funds for loan growth.

Investment securities, FHLB stock and other interest earning assets increased $34.8 million to $98.9 million at June 30, 1997 from $64.1 million at June 30, 1996. The $34.8 million increase was primarily the result of the purchase of $109.7 million of investment securities and increases of $6.9 million in FHLB stock and the cash surrender value of life insurance policies. These increases were partially offset by maturities and principal payments of $71.0 million, a net reduction in interest bearing deposits due from banks of $5.3 million, a net decrease in interest bearing deposits of $1.0 million and the sale of $5.2 million of investment securities. Investment securities purchased during the fiscal year included $20.0 million of securities as a result of the Acquisition.

Other assets increased $50.6 million to $77.3 million at June 30, 1997 from $26.7 million at June 30, 1996. The $50.6 million increase was primarily the accounts result of the Acquisition. Premises and equipment, goodwill and other intangibles, and other assets purchased were $14.8 million, $22.3 million and $9.6 million, respectively

Deposits increased $280.7 million to $630.9 million at June 30, 1997 from $350.2 million at June 30, 1996. Interest credited was $18.7 million and deposits acquired as a result of the Acquisition were $287.0 million while withdrawals exceeded deposits by $25.0 million. Checking accounts increased $52.8 million, money market accounts increased $25.1 million, passbook accounts increased $38.0 million and certificates of deposit increased $164.8 million of which $56.9 million, $19.9 million, $43.6 million and $166.6 million respectively, were acquired in the Acquisition.

Borrowed funds and repurchase agreements increased $73.4 million to $199.2 million, at June 30, 1997 from $125.8 million at June 30, 1996. There were $44.9 million of new borrowings and repurchase agreements as a result of the Acquisition and $136.1 million of additional new borrowings, of which $13.3 million were fixed rate advances of five years or more to partially fund new thirty year fixed rate FHLB mortgages added to the portfolio, while $97.8 million were less than one year in maturity and used to fund short-term cash requirements and $25.0 million were fixed rate advances with maturities of one to four years. Net change in repurchase agreements and principal repayments on borrowed funds were $107.6 million.

Stockholders' equity increased $25.7 million, or 32.7%, to $104.3 million at June 30, 1997 from $78.6 million at June 30, 1996. This increase was primarily due to $22.0 million related to the issuance of stock in connection with the Acquisition and $4.5 million of net income offset by $2.2 million for dividends declared during the fiscal year. Stockholders' equity increased $191,000 related to the change in unrealized loss associated with investment securities classified as available-for-sale being adjusted to market value in accordance with Statement of Financial Accounting Standards No. 115.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


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

                                                                      Year Ended June 30, 1997
                                                 -----------------------------------------------------------
                                                        Average               Interest
                                                      Outstanding             Earned/                Yield/
                                                       Balance(1)               Paid                  Rate
------------------------------------------------------------------------------------------------------------
                                                                       (Dollars in Thousands)
Interest-Earnings Assets:
     Loans receivable(2) (3)                          $  451,771            $   37,923                8.39%
     Mortgage-backed securities                          116,836                 8,185                7.01
     Investments                                          61,241                 3,884                6.34
     Other interest-earning assets(4)                     13,732                 1,045                7.61
     Cash surrender value of life insurance                4,187                   223                5.33
------------------------------------------------------------------------------------------------------------
           Total interest-earning assets              $  647,767            $   51,260                7.91%
============================================================================================================
Interest-Bearing Liabilities:
     Certificates of deposit                          $  264,548            $   14,986                5.66%
     Passbook deposits                                    76,829                 2,223                2.89
     Demand and NOW deposits                              66,203                   883                1.33
     Money market accounts                                31,873                 1,146                3.60
-----------------------------------------------------------------------------------------------------------
           Total deposits                                439,453                19,238                4.38
FHLB advances and other borrowed money                   145,446                 9,011                6.20
Collateralized mortgage obligations                          967                   158               16.33
------------------------------------------------------------------------------------------------------------
           Total interest-bearing liabilities         $  585,866            $   28,407                4.85%
============================================================================================================
Net interest income                                                         $   22,853
============================================================================================================
Net interest rate spread                                                                              3.06%
============================================================================================================
Net interest-earning assets                           $   61,901
============================================================================================================
Net interest margin (5)                                                                               3.53%
============================================================================================================
Average interest-earning assets to average
  interest-bearing liabilities                                                  110.56%
============================================================================================================

--------
     1  Based on average monthly balances.
     2 Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
     3 Includes loans held for sale.
     4 Includes primarily short-term liquid assets.
     5 Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


                                             Year Ended June 30, 1996              Year Ended June 30, 1995
-------------------------------------------------------------------------------------------------------------------
                                           Average    Interest                  Average      Interest
                                         Outstanding   Earned/    Yield/      Outstanding     Earned/    Yield/
                                          Balance(1)    Paid       Rate       Balance(1)       Paid       Rate
                                        ---------------------------------------------------------------------------
                                                                  (Dollars in Thousands)
Interest-Earnings Assets:
     Loans receivable(2)(3)              $ 347,084   $  28,640     8.25%       $ 292,881      $ 23,191    7.92%
     Mortgage-backed securities            132,629       9,167     6.91          137,359         9,227    6.72
     Investments                            59,004       3,769     6.39           60,095         3,762    6.26
     Other interest-earning assets(4)        9,533         787     8.26           27,501         1,423    5.17
     Cash surrender value of life insurance  3,059         181     5.92            2,882           180    6.25
-------------------------------------------------------------------------------------------------------------------
           Total interest-earning assets $ 551,309   $  42,544     7.72%       $ 520,718      $ 37,783    7.26%
===================================================================================================================
Interest-Bearing Liabilities:
     Certificates of deposit             $ 212,458   $  12,405     5.84%       $ 197,794      $ 10,035    5.07%
     Passbook deposits                      64,881       1,940     2.99           71,151         2,110    2.97
     Demand and NOW deposits                47,664         889     1.87           46,330           955    2.06
     Money market accounts                  24,786         851     3.43           29,247           958    3.28
-------------------------------------------------------------------------------------------------------------------
           Total deposits                  349,789      16,085     4.60          344,522        14,058    4.08
FHLB advances and other borrowed money     134,211       8,442     6.29          112,343         6,632    5.90
Collateralized mortgage obligations          1,380         210    15.22            1,877           294   15.66
-------------------------------------------------------------------------------------------------------------------
           Total interest-bearing
             liabilities                 $ 485,380   $  24,737     5.10%       $ 458,742      $ 20,984    4.57%
===================================================================================================================
Net interest income                                  $  17,807                                $ 16,799
===================================================================================================================
Net interest rate spread                                           2.62%                                  2.69%
===================================================================================================================
Net interest-earning assets             $   65,929                             $  61,976
===================================================================================================================
Net interest margin(5)                                             3.23%                                  3.23%
===================================================================================================================
Average interest-earning assets to average              113.58%                                113.51%
   interest-bearing liabilities
===================================================================================================================

--------
     1  Based on average monthly balances.
     2 Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
     3 Includes loans held for sale.
     4 Includes primarily short-term liquid assets.
     5 Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


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

                                                                 1997 vs. 1996                            1996 vs. 1995
                                                   ---------------------------------------  ---------------------------------------
                                                           Increase/(Decrease) Due To:              Increase/(Decrease) Due To:
                                                                                   Total                                    Total
                                                                         Rate/    Increase                         Rate/   Increase
                                                     Volume     Rate     Volume  (Decrease)    Volume     Rate    Volume  (Decrease)
                                                   ---------------------------------------  ---------------------------------------
                                                                 (Dollars In Thousands)
Interest-Earning Assets:
      Loans receivable                               $8,639    $  493    $  151   $ 9,283      $4,292   $   978   $  179   $ 5,449
      Mortgage-backed securities                     (1,092)      124       (14)     (982)       (318)      268      (10)      (60)
      Investments                                      (423)      607       (69)      115         (68)       77       (2)        7
      Other interest-earning assets                   1,078      (346)     (474)      258        (930)      848     (554)     (636)
      Cash surrender value of life insurance             67       (18)       (7)       42          11        (9)      (1)        1
-----------------------------------------------------------------------------------------     -------------------------------------
           Total interest-earning assets             $8,269    $  860    $ (413)  $ 8,716      $2,987   $ 2,162   $ (388)  $ 4,761
=========================================================================================     ======================================
Interest-Bearing Liabilities:
      Certificates of deposit                        $2,530    $   37    $   14   $ 2,581      $  744   $ 1,515   $  111   $ 2,370
      Passbook deposits                                 636      (269)      (84)      283        (186)       17       (1)     (170)
      Demand and NOW deposits                           346      (253)      (99)       (6)         27       (91)      (2)      (66)
      Money market accounts                             243        40        12       295        (146)       46       (7)     (107)
-----------------------------------------------------------------------------------------     --------------------------------------
           Total Deposits                            $3,755    $ (445)   $ (157)  $ 3,153      $  439   $ 1,487   $  101   $ 2,027
FHLB advances and other borrowed money                  707      (128)      (10)      569       1,291       435       84     1,810
Collateralized mortgage obligations                     (63)       15        (4)      (52)        (78)       (8)       2       (84)
-----------------------------------------------------------------------------------------     --------------------------------------
           Total interest-bearing liabilities        $4,399    $ (558)   $ (171)  $ 3,670      $1,652   $ 1,914   $  187   $ 3,753
=========================================================================================     ======================================
Changes to net interest income                       $3,870    $1,418    $ (242)  $ 5,046      $1,335   $   248   $ (575)  $ 1,008
=========================================================================================     ======================================


WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates for the Company at the dates indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.



                                                                                         At June 30,
                                                                           -----------------------------------
                                                                               1997         1996         1995
--------------------------------------------------------------------------------------------------------------
Weighted average yield on:
      Loans receivable (1)(2)                                                  8.49%        8.12%        8.00%
      Mortgage-backed securities                                               7.27         7.06         7.08
      Investments                                                              6.73         6.25         6.29
      Other interest-earning assets                                            5.58         5.31         5.76
      Cash surrender value of life insurance                                   5.11         6.50         6.15
--------------------------------------------------------------------------------------------------------------
      Combined weighted average yield on interest-
           earning assets                                                      8.08         7.68         7.48
--------------------------------------------------------------------------------------------------------------
Weighted average rate paid on:
      Certificates of deposit                                                  5.52         5.82         5.88
      Passbook deposits                                                        2.80         3.00         3.03
      Demand and NOW deposits                                                  1.15         1.66         1.98
      Money market accounts                                                    3.94         3.46         3.46
--------------------------------------------------------------------------------------------------------------
           Total deposits                                                      4.24         4.54         4.62
      FHLB advances and other borrowed money                                   6.11         6.26         6.28
      Collateralized mortgage obligations                                     11.37        11.27        11.22
--------------------------------------------------------------------------------------------------------------
      Combined weighted average rate paid on interest-
           bearing liabilities                                                 4.70         5.01         5.10
--------------------------------------------------------------------------------------------------------------
      Interest rate spread                                                     3.38%        2.67%        2.38%
==============================================================================================================

--------
     (1) Calculated net of deferred loan fees, loan discounts and loans in process.
     (2) Does not include interest on loans 90 days or more delinquent.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


The following table summarizes the major components of the Company's net income for the last three fiscal years and the changes which occurred between the periods shown:


                                                                       Year Ended June 30,
Components of net income:                                  1997                      1996                1995
----------------------------------------------------------------------------------------------------------------
                                                                           (In Thousands)
                                                    Amount       Change       Amount       Change        Amount
----------------------------------------------------------------------------------------------------------------
Interest income                                 $   51,260   $    8,716   $   42,544   $    4,761   $     37,783
Interest expense                                    28,407        3,670       24,737        3,753         20,984
----------------------------------------------------------------------------------------------------------------
     Net interest income                            22,853        5,046       17,807        1,008         16,799
Provision for loan losses                             (400)        (400)         ---          ---            ---
Non-interest income                                  4,685        1,373        3,312          642          2,670
Non-interest expense                               (20,568)      (6,564)     (14,004)      (1,136)       (12,868)
----------------------------------------------------------------------------------------------------------------
Income before income taxes                           6,570         (545)       7,115          514          6,601
Income taxes                                        (2,063)        (493)      (2,556)         (83)        (2,473)
----------------------------------------------------------------------------------------------------------------
     Net income increase (decrease)             $    4,507   $      (52)  $    4,559   $      431   $      4,128
================================================================================================================

        Comparison of Operating Results for the Years Ended June 30, 1997
                                and June 30, 1996

General. Net income remained relatively stable at $4.5 million for the fiscal year ended June 30, 1997 as compared to $4.6 million for the fiscal year ended June 30, 1996. The decrease was the result of a one-time after-tax charge to earnings of $1.4 million, levied on all thrift institutions, to recapitalize the Savings Association Insurance Fund ("SAIF"). The $52,000 decrease in net income was comprised of an increase in net interest income of $5.0 million, a $1.4 million increase in non-interest income and a decrease in income tax expense of $493,000, offset by an increase in non-interest expense of $6.6 million and an increase in provision for loan losses of $400,000. Only four months of combined operations resulting from the Acquisition are included in net income for the fiscal year just ended. The interest rate spread increased to 3.38% at June 30, 1997 from 2.67% at June 30, 1996. While the Company has adopted interest rate risk policies in an effort to protect net interest income from significant increases in short term interest rates, the Company's net income could still be adversely affected by a narrowing of its net interest rate spread. See "Interest Rate Risk Management."

Interest Income. Interest income increased $8.8 million to $51.3 million for the fiscal year ended June 30, 1997 from $42.5 million for the fiscal year ended June 30, 1996. This increase resulted from an increase in the average balance of interest earning assets of $96.5 million to $647.8 million during fiscal 1997 from $551.3 million during fiscal 1996 and an increase in the average yield on interest-earning assets to 7.91% during fiscal 1997 from 7.72% during fiscal 1996.

Interest earned on loans receivable increased $9.3 million due primarily to a $104.7 million increase in the average balance of loans receivable to $451.8 million during fiscal 1997 from $347.1 million during fiscal 1996. In addition, the average yield on loans increased to 8.39% during fiscal 1997 from 8.25% during fiscal 1996. The increase in the average balance of loans receivable was the result of continued loan production in excess of principal repayments and the sale and securitization of loans as well as the purchase of $218.3 million of loans as a result of the Acquisition. The increase in yield was the result of new loans being originated at rates higher than the average rate of those loans being repaid as a result of an increase in originations of non-real estate loans that have higher interest rates than real estate loans.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


Interest earned on mortgage-backed securities decreased $1.0 million due primarily to a $15.8 million decrease in the average balance of mortgage-backed securities outstanding to $116.8 million during fiscal 1997 from $132.6 million during fiscal 1996. The decrease in the average balance of mortgage-backed securities was the result of management's decision during the fiscal year to use a portion of the mortgage-backed securities portfolio to partially fund the growth in loans receivable in an attempt to earn yields greater than those available on mortgage-backed securities.

Interest earned on investment securities increased $115,000 due primarily to a $2.2 million increase in the average balance of investment securities to $61.2 million during the fiscal year 1997 from $59.0 million during fiscal 1996.

Interest earned on other interest-earning assets and cash surrender value of life insurance increased $300,000 due primarily to an increase in the average balance of other interest-earning assets of $4.2 million to $13.7 million during fiscal 1997 from $9.5 million during fiscal 1996.

Interest Expense. Interest expense increased $3.7 million to $28.4 million in fiscal 1997 from $24.7 million in fiscal 1996. This increase resulted from an increase in the average balance of interest-bearing liabilities of $100.5 million to $585.9 million during fiscal 1997 from $485.4 million during fiscal 1996. Interest expense on deposits increased $3.2 million primarily due to an increase in the average balance of deposits of $89.7 million to $439.5 million during fiscal 1997 from $349.8 million during fiscal 1996. The average rate paid on deposits decreased to 4.38% during fiscal 1997 from 4.60% during fiscal 1996. The increase in the average balance of deposits was the result of the purchase of $287.0 million of deposits related to the Acquisition. Interest expense on FHLB advances and other borrowed money increased $517,000 to $9.2 million in fiscal 1997 from $8.7 million in fiscal 1996. This increase was the result of an increase of $11.2 million in the average balance of FHLB advances and other borrowed money to $145.4 million during fiscal 1997 from $134.2 million during fiscal 1996.

Provision for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. The Company provided $400,000 for loan losses for the fiscal year ended June 30, 1997. At June 30, 1997, the Company had $2.4 million of non-performing assets (representing 0.25% of total assets) compared to $715,000 at June 30, 1996 (representing 0.13% of total assets). At June 30, 1997, the Company had allowance for loan losses to non-performing assets of 191.0% as compared to 280.4% at June 30, 1996. Management's evaluation of the adequacy of its loan loss reserves, the quality of the loan portfolio and economic conditions in Montana resulted in the $400,000 provision for loan losses. Future additions to the Company's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the performance and composition of the Company's loan portfolio, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels.

Non-interest Income. Non-interest income increased $1.4 million to $4.7 million in fiscal 1997 from $3.3 million during 1996. The $1.4 million increase resulted from increases in loan origination fees, service fees, net gain on sale of loans and securities available-for-sale and other operating income of $319,000, $914,000, $101,000 and $39,000 respectively. The $914,000 increase in service fees was the result of increases in checking fees and ATM fees from the promotion of checking accounts and the increased fee income received on transaction accounts purchased in the Acquisition.

Non-interest Expense. Non-interest expense increased $6.6 million to $20.6 million in fiscal 1997 from $14.0 million in fiscal 1996. The $6.6 million increase in expenses was partially the result of a $2.3 million one-time special assessment to recapitalize the SAIF and the increased costs associated with the Acquisition, including $532,000 for the amortization of Acquisition related intangibles. The Bank incurred significant expenses during the fiscal year 1997 related to extensive training of all Bank employees in sales skills in an effort to improve the Bank's ability to meet the increasing competition in the financial services market.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


Income Taxes. Income tax expenses decreased $493,000 to $2.1 million for fiscal 1997 from $2.6 million for fiscal 1996. The $493,000 decrease in income tax expense was primarily the result of a decrease in income before income tax expense of $545,000, the non-tax deductibility of $200,000 of goodwill amortization for fiscal 1997 and the reversal of deferred income taxes related to the cash surrender value of insurance policies which resulted in an additional reduction in income tax expense of $489,000.

        Comparison of Operating Results for the Years Ended June 30, 1996
                                and June 30, 1995

General. Net income increased $431,000, or 10.4%, to $4.6 million for the fiscal year ended June 30, 1996 from $4.1 million for the fiscal year ended June 30, 1995. The increase of $431,000 in net income resulted from an increase in net interest income of $1.0 million and an increase in non-interest income of $642,000, offset by an increase in non-interest expense of $1.1 million and an increase in income tax expense of $83,000. The interest rate spread increased to 2.67% at June 30, 1996 from 2.38% at June 30, 1995.

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

Interest earned on loans receivable increased $5.4 million due primarily to a $54.2 million increase in the average balance of loans receivable to $347.1 million during fiscal 1996 from $292.9 million during fiscal 1995. In addition, the average yield on loans increased to 8.25% during fiscal 1996 from 7.92% during fiscal 1995. The increase in the average balance of loans receivable was the result of continued loan production in excess of principal repayments and the sale and securitization of loans. The increase in yield was the result of new loans being originated at rates greater than the average rate of those loans being repaid.

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

Interest earned on other interest-earning assets and cash surrender value of life insurance decreased $635,000 due primarily to a decrease in the average balance of other interest-earning assets of $18.0 million to $9.5 million during fiscal 1996 from $27.5 million during fiscal 1995. The decrease in the average balance of other interest-earning assets was the result of management's decision during the fiscal year to use the proceeds of other interest-earning assets to fund growth in loans receivable.

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

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

increase was primarily the result of an increase of $21.9 million in the average balance of FHLB advances to $134.2 million during fiscal 1996 from $112.3 million during fiscal 1995. The new FHLB advances were obtained in an effort to fund asset growth and increase net interest income.

Provision for Loan Losses. The Company made no additional provision for loan losses for the fiscal years ended June 30, 1996 and June 30, 1995. At June 30, 1996, the Company had $715,000 of non-performing assets (representing 0.13% of total assets) compared to $573,000 at June 30, 1995 (representing 0.10% of total assets). At June 30, 1996, the Company had allowance for loan losses to non-performing assets of 280.4% as compared to 350.4% at June 30, 1995. Management's evaluation of the adequacy of its loan loss reserves, the quality of the loan portfolio and economic conditions in Montana resulted in no additional provision for loan losses.

Non-interest Income. Non -interest income increased $642,000 to $3.3 million in fiscal 1996 from $2.7 million in fiscal 1995. The $642,000 increase in non-interest income was primarily the result of increases in services fees, net gain on sale of loans and securities available for sale and other operating income of $358,000, $298,000 and $52,000, respectively, while loan origination fees decreased $66,000. The $358,000 increase in service fees was primarily the result of increases in checking fees and ATM transaction fees. The decrease in loan origination fees of $66,000 was the result of management's decision during the fiscal year to put into portfolio, rather than sell, a substantial amount of new loan production which results in the deferral, rather than immediate recognition, of loan origination fees.

Non-interest Expense. Non-interest expense increased $1.1 million to $14.0 million in fiscal 1996 from $12.9 million in fiscal 1995. The $1.1 million increase in non-interest expense was primarily the result of increases in net occupancy expense of premises of $68,000, marketing and advertising of $103,000 and other operating expenses of $787,000. The increase in net occupancy expense of premises was primarily the result of adding one new branch facility in the Helena market area and the completion of a new office building in Hamilton which replaced the existing facility. The increase in marketing and advertising was related to the increased promotion of loan and deposit products. The increase in other operating expenses were primarily associated with the increased costs of the new checking and ATM programs, costs incurred for the engagement of a consulting firm to assist in developing a long-term operations plan and the related subsequent restructuring and centralization of operations and a $126,000 write-off of the older, existing branch facility in Hamilton.

Income Taxes. Income tax expense increased $83,000 to $2.6 million in fiscal 1996 from $2.5 million in fiscal 1995. The increase was the result of an increase in income before income taxes of $514,000 to $7.1 million in fiscal 1996 from $6.6 million in fiscal 1995, partially offset by a reduction in the effective state income tax rate for the fiscal year 1996.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


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

                                                                               June 30,
                                                   ----------------------------------------------------------------

                                                       1997        1996         1995        1994         1993
-------------------------------------------------------------------------------------------------------------------
                                                                            (In Thousands)
Non-accruing loans:
Real Estate:
     One- to four-family                            $     842   $       21   $     ---   $     119    $     253
     Multi-family                                         ---          ---         ---         ---          ---
     Commercial                                           ---          ---         166         207           43
     Construction                                         ---          ---         ---         ---          ---
Commercial - non-real estate                              102          ---         ---         ---          ---
Consumer                                                  573          383         153           9          109
-------------------------------------------------------------------------------------------------------------------
     Total                                              1,517          404         319         335          405
-------------------------------------------------------------------------------------------------------------------
Accruing loans delinquent 90 days or more:
Real Estate:
     One- to four-family                                  231          288         253         425          367
     Multi-family                                         ---          ---         ---         ---          ---
     Commercial                                           ---          ---         ---         ---          ---
     Construction                                         ---          ---         ---         ---          ---
Commercial - non-real estate                              ---          ---         ---         ---          ---
Consumer                                                  605           23           1           5           11
-------------------------------------------------------------------------------------------------------------------
     Total                                                836          311         254         430          378
-------------------------------------------------------------------------------------------------------------------
Foreclosed assets:
Real Estate:
     One- to four-family                                  ---          ---         ---          85           64
     Multi-family                                         ---          ---         ---         ---          ---
     Commercial                                           ---          ---         ---         ---          ---
     Construction                                         ---          ---         ---         ---          ---
Consumer                                                   82          ---         ---         ---          ---
-------------------------------------------------------------------------------------------------------------------
     Total                                                 82          ---         ---          85           64
-------------------------------------------------------------------------------------------------------------------
Total non-performing assets                         $   2,435   $      715   $     573   $     850    $     847
===================================================================================================================

Total non-performing assets increased $1.7 million to $2.4 million at fiscal year end June 30, 1997 from $715,000 at fiscal year end June 30, 1996. The $1.7 million of non-performing assets at June 30, 1997 includes $527,000 of non-accruing consumer loans 100% secured by loans on savings accounts. For the fifth year in a row, the Company has had minimal foreclosed assets with no foreclosed real estate assets for the past three fiscal year-ends 1997, 1996 and 1995. In addition to the non-performing loans and foreclosed assets set forth in the preceding table, as of June 30, 1997, there were no additional loans identified by the Company with respect to which information known about the possible credit

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


problems of the borrowers or the cash flows of the security properties have caused management to have some concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

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

The Bank has an Investment Committee consisting of certain members of the senior management which meets at least monthly to review the Bank's interest rate risk position using the Office of Thrift Supervision ("OTS") and the Bank's internal model simulating the effect on the Bank's capital in various interest rate scenarios. The Investment Committee makes recommendations for adjusting such position to the Bank's Asset/Liability Management Committee. The Asset/Liability Management Committee reviews the Bank's investments, mortgage-backed securities, loan portfolio, loan production, borrowed funds and deposit structure. The Committees develop investment strategies and oversee the timing and implementation of transactions to assure attainment of Board objectives in the most effective manner.

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

To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to more closely match the maturities of its assets and liabilities. To accomplish this objective the Bank has recently focused its lending efforts on the origination of non-residential loans for its portfolio and increased its marketing effort to increase the Bank's balance of non-interest bearing demand accounts. The non-residential loans being originated for portfolio generally mature or change interest rates within five to seven years as compared to the origination of fixed rate fifteen and thirty year residential mortgages.

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

Additionally, since the mid-1980's, the Bank has used interest rate exchange (i.e., "swap" and "cap") agreements to assist in synthetically extending the life of interest-bearing liabilities. Under the Bank's current investment policy, the Bank may engage in swap and cap agreements with the Federal Home Loan Bank ("FHLB") of Seattle or certain investment firms approved in the Bank's investment policy.

At June 30, 1997, the Bank was a party to two interest rate exchange agreements, both of which were agreements with the FHLB of Seattle covering a total of $10.0 million in notional principal amounts. Historically, the swaps and caps have been used to reduce the Bank's cost of funds during periods of high interest rates; however, in the interest rate environment experienced during most of fiscal 1997, these swaps and caps had the effect of increasing the Bank's cost of funds. During fiscal 1997, the increase in the cost of funds attributable to these swaps and caps was $249,000. The Bank's interest rate caps expire in 1999.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

At June 30, 1997 the Bank did not have any interest rate swap agreements in place.

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

OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. The OTS has adopted, but temporarily postponed implementation until further notice, a final rule requiring every thrift institution with greater than "normal" interest rate exposure to take a deduction from their total capital available to determine if they meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater proforma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. At June 30, 1997, the latest date such information was available from the OTS, 2.0% of the present value of the Bank's assets was approximately $19.3 million, which was less than the $25.0 million decrease in NPV resulting from a 200 basis point change in interest rates as calculated by the OTS. As a result, the Bank would be required to make a deduction from total capital in the amount of approximately $2.8 million in calculating its risk-based capital requirement had such rule been in effect on June 30, 1997. Based on the Bank's excess risk-based capital of $38.0 million at June 30, 1997, notwithstanding this $2.8 million deduction from capital, the Bank would continue to exceed its risk-based capital requirement. See Liquidity and Capital Resources.

The Bank's Asset/Liability Management Committee dictates acceptable limits on the amount of change in NPV given certain changes in interest rates. Presented below as of June 30, 1997, the latest date such information is available, is an OTS analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.

      Change in                               Actual at June 30, 1997
    Interest Rate    Board Limit                as Measured by OTS
    (Basis Points)    % Change
                                     -----------------------------------------
                                            $ Change             % Change
------------------------------------------------------------------------------
                                     (Dollars in Thousands)
         +300           -35.0%              (38,844)              -33.0%
         +200           -25.0               (24,964)              -22.0%
         +100           -12.0               (11,772)              -10.0%
            0             0.0                     0                 0.0
         -100           -12.0                 8,717                 8.0%
         -200           -25.0                12,579                11.0%
         -300           -35.0                15,735                14.0%

Management has structured its assets and liabilities to attempt to control its exposure to interest rate risk. In the event of a 300 basis point change in interest rates, the Bank would experience a 14.0% increase in NPV in a declining rate environment and a 33.0% decrease in a rising rate environment. During periods of rising rates, the value of monetary assets and monetary liabilities declines. Conversely, during periods of falling rates, the value of monetary assets and liabilities increases. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). The 33.0% decrease in NPV as a result of a 300 basis point increase in interest rates indicates that the Bank is susceptible to a reduction in net interest income in a rising interest rate environment due to interest-bearing liabilities potentially repricing more rapidly than interest-earning assets.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


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

The Company's liquidity, represented by cash and cash equivalents, is a result of its operations, investing and financing activities. These activities are summarized below for the fiscal years ended June 30, 1997, 1996 and 1995.

                                                                For the Year Ended June 30,
                                                          ---------------------------------------
                                                              1997         1996         1995
                                                                      (In Thousands)
-------------------------------------------------------------------------------------------------
Net Income                                                 $  4,507      $  4,559    $   4,128
Adjustments to reconcile net income to net
     cash provided by operating activities                   19,598        14,998       24,430
-------------------------------------------------------------------------------------------------
         Net cash provided by operating activities           24,105        19,557       28,558
Net cash (used) by investing activities                     (21,642)       (2,018)     (57,312)
Net cash provided (used) by financing activities              1,397       (19,614)      27,182
-------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash and cash
               equivalents                                    3,860        (2,075)      (1,572)
Cash and cash equivalents at beginning of period             13,299        15,374       16,946
-------------------------------------------------------------------------------------------------
         Cash and cash equivalents at end of period        $ 17,159      $ 13,299    $  15,374
=================================================================================================

The primary investing activities of the Company are the origination of loans and the purchase of investment and mortgage-backed securities. During the fiscal years ended June 30, 1997, 1996 and 1995, the Company's loan originations totaled $226.8 million, $165.5 million and $129.8 million, respectively. Loan originations increased in the last fiscal year due to an increase in loan refinancing activity and an increase in commercial real estate loans and consumer loans resulting from an interest rate environment that was generally lower than the prior year and management's emphasis on increasing the commercial and agricultural real estate loans and other commercial, agricultural and consumer loans.

Purchases of mortgage-backed securities totaled $98.4 million, $22.2 million and $21.5 million for fiscal years ended June 30, 1997, 1996 and 1995, respectively. Purchases of investment securities totaled $109.7 million, $35.9 million and $32.6 million for the fiscal years ended June 30, 1997, 1996 and 1995, respectively. Mortgage-backed securities and investment securities purchased in fiscal 1997 included $91.4 million and $20.0 million respectively, related to the Acquisition.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


During fiscal 1997 a net $10.8 million of cash ($26.8 million paid in cash consideration and direct Acquisition costs less $16.0 million in cash and cash equivalents purchased) was used to acquire Security Bancorp.

During the fiscal years ended June 30, 1997, 1996 and 1995 these investing activities were funded primarily by principal repayments on loans and mortgage-backed securities and investment securities and the maturity of investment securities and the sale of loans, mortgage-backed securities and investments totaling $313.5 million, $232.3 million, and $137.8 million for the respective fiscal years.

The major sources of cash flows from financing activities are deposits into savings accounts and additional borrowings. The major uses of cash flows from financing activities are withdrawals from savings accounts and payments on borrowings. For the fiscal year ended June 30, 1997 and 1995 the net increase in cash flows from financing activities was $1.4 million and $27.2 million respectively, and a net decrease of $19.6 million for the fiscal year ended June 30, 1996

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be waived at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is 5%. The Bank's regulatory liquidity ratio was 9.4% at June 30, 1997.

The Bank's most liquid assets are cash and cash in banks and highly liquid, short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending, and investing activities during any given period. At June 30, 1997, the Bank's regulatory liquid assets totaled $67.6 million.

Liquidity management for the Bank is both a daily and long term function of the Company's management strategy. Excess funds are generally invested in short-term investments such as FHLB certificates of deposit. If the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB of Seattle advances. At June 30, 1997, the Bank had outstanding borrowings of $199.2 million, which include $190.3 million of FHLB advances, $797,000 of collateralized mortgage obligations issued by the Bank's finance subsidiary, and $8.1 million of repurchase agreements and other borrowed money.

At June 30, 1997, the Bank had outstanding commitments to originate loans of $26.2 million, of which $17.4 million was at fixed interest rates. These loans are to be secured by properties located in the Bank's primary market areas. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit scheduled to mature in one year or less from June 30, 1997 totaled $274.8 million.

WesterFed Financial Corporation and Subsidiaries


Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


At June 30, 1997, the Bank exceeded all of its capital requirements on a fully phased-in basis. The following table sets forth Western Federal's compliance with its capital requirements at June 30, 1997.

                                                                     At June 30, 1997
                                                          ---------------------------------
                                                                Amount(1)          Percent
-------------------------------------------------------------------------------------------
                                                                    (Dollars in Thousands)
Tangible Capital:
Capital level(2)                                               $ 79,768              8.54%
Requirement                                                      14,016              1.50
-------------------------------------------------------------------------------------------
Excess                                                         $ 65,752              7.04%
===========================================================================================
Core Capital:
Capital level(2)(3)                                            $ 79,768              8.54%
Requirement                                                      28,033              3.00
-------------------------------------------------------------------------------------------
Excess                                                         $ 51,735              5.54%
===========================================================================================
Fully Phased-In Risk-Based Capital:
Capital level(2)(4)                                            $ 84,393             14.54%
Requirement                                                      46,424              8.00
-------------------------------------------------------------------------------------------
Excess                                                         $ 37,969              6.54%
===========================================================================================

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


                                    Dividends

The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Bank, tax considerations, industry standards, economic conditions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Western Federal, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Notes 2 and 3 of the Notes to Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

---------------------------
1 Tangible and core capital levels are shown as a percentage of adjusted total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

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

4  Includes $4.6 million of general valuation allowances.

Independent Auditors' Report
--------------------------------------------------------------------------------

KPMG Peat Marwick LLP



The Board of Directors and Stockholders
WesterFed Financial Corporation:

We have audited the accompanying consolidated balance sheets of WesterFed Financial Corporation and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WesterFed Financial Corporation and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.

As explained in note 1 to the consolidated financial statements, the Corporation changed its method of accounting for securities on July 1, 1994, to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."



                                         KPMG Peat Marwick LLP

Billings, Montana
July 25, 1997

WesterFed Financial Corporation and Subsidiaries

Consolidated Balance Sheets
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
                                                                                                  June 30,
                                                                                     ------------------------------
                                                                                           1997             1996
                                                                                     ------------------------------
Assets
Cash and due from banks.........................................................    $      16,999             7,829
Interest-bearing due from banks.................................................              160             5,470
                                                                                      -----------       -----------
         Cash and cash equivalents..............................................           17,159            13,299

Interest-bearing deposits.......................................................            2,000             3,000
Investment securities available-for-sale........................................           51,683            35,637
Investment securities, at amortized cost (estimated market value of
     $27,728 in 1997 and $9,399 in 1996)........................................           27,466             9,347
Stock in Federal Home Loan Bank of Seattle, at cost.............................           11,456             7,471
Mortgage-backed securities available-for-sale...................................           31,388            44,909
Mortgage-backed securities, at amortized cost (estimated market value of
     $119,193 in 1997 and $59,278 in 1996)......................................          117,781            60,038
Loans available-for-sale........................................................            3,700             3,967
Loans receivable, net...........................................................          626,577           364,226
Interest receivable.............................................................            6,957             3,695
Premises and equipment, net.....................................................           29,291            13,758
Core deposit intangible.........................................................            5,276                -
Goodwill .......................................................................           15,562                -
Cash surrender value of life insurance policies.................................            6,120             3,183
Other assets....................................................................            3,223             1,401
                                                                                      -----------       -----------

                                                                                    $     955,639           563,931
                                                                                      ===========       ===========

-------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Deposits .......................................................................    $     630,869           350,212
Repurchase agreements...........................................................            7,786                -
Borrowed funds..................................................................          191,450           125,838
Advances from borrowers for taxes and insurance.................................            3,753             3,255
Income taxes current and deferred...............................................            3,504             1,961
Accrued interest payable........................................................            3,593             1,219
Accrued expenses and other liabilities..........................................           10,425             2,839
                                                                                      -----------       -----------
         Total liabilities......................................................          851,380           485,324
                                                                                      -----------       -----------

Stockholders' equity:
     Preferred stock, $.01 par value, 5,000,000 shares authorized;
         none outstanding.......................................................               -                 -
     Common stock, $.01 par value, 10,000,000 shares authorized;
         5,798,713 shares issued, 5,564,904 outstanding in 1997; 4,628,818
         shares issued, 4,395,204 outstanding in 1996...........................               56                46
     Paid-in capital............................................................           67,941            45,451
     Common stock acquired by ESOP/RRP..........................................           (2,936)           (3,558)
     Treasury stock, at cost ...................................................           (3,081)           (3,079)
     Net unrealized loss on securities available-for-sale.......................              (35)             (226)
     Retained earnings..........................................................           42,314            39,973
                                                                                      -----------       -----------

         Total stockholders' equity.............................................          104,259            78,607
                                                                                      -----------       -----------

Commitments and contingencies
                                                                                    $     955,639           563,931
                                                                                      ===========       ===========

Book value per common share................................................         $       18.74            17.88
                                                                                      ===========       ==========

------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Income

--------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
                                                                                       Year Ended June 30,
                                                                           -----------------------------------------
                                                                                 1997          1996         1995
                                                                           -----------------------------------------
Interest income:
     Loans receivable..................................................   $     37,923        28,640         23,191
     Mortgage-backed securities available-for-sale.....................          2,844         4,214          3,482
     Mortgage-backed securities........................................          5,341         4,953          5,745
     Investment securities available-for-sale..........................          3,185         2,891          3,502
     Investment securities.............................................            699           878            260
     Interest-bearing deposits.........................................          1,045           787          1,423
     Other.............................................................            223           181            180
                                                                            ----------    ----------     ----------
         Total interest income.........................................         51,260        42,544         37,783
                                                                            ----------    ----------     ----------

Interest expense:
     NOW and money market demand.......................................          2,029         1,740          1,913
     Savings  .........................................................          2,223         1,940          2,110
     Certificates of deposit...........................................         14,737        12,074          9,653
     Cost of Swaps and Caps............................................            249           331            382
                                                                            ----------    ----------     ----------
                                                                                19,238        16,085         14,058
     Advances from FHLB - Seattle and other borrowed funds.............          9,169         8,652          6,926
                                                                            ----------    ----------     ----------
         Total interest expense........................................         28,407        24,737         20,984
                                                                            ----------    ----------     ----------

         Net interest income...........................................         22,853        17,807         16,799
Provision for loan losses..............................................            400            -              -
                                                                            ----------    ----------     ----------
         Net interest income after provision for loan losses...........         22,453        17,807         16,799
                                                                            ----------    ----------     ----------

Non-interest income:
     Loan origination fees.............................................            667           348            414
     Service fees......................................................          3,034         2,120          1,762
     Net gain on sale of loans and securities available-for-sale.......            678           577            279
     Other.............................................................            306           267            215
                                                                            ----------    ----------     ----------
         Total non-interest income.....................................          4,685         3,312          2,670
                                                                            ----------    ----------     ----------

Non-interest expenses:
     Compensation and employee benefits................................          9,342         7,523          7,446
     Net occupancy expense of premises.................................          1,373           880            812
     Equipment and furnishings expense.................................          1,009           643            553
     Data processing expense...........................................            962           632            621
     Federal insurance premium.........................................            517           806            806
     SAIF assessment...................................................          2,297            -              -
     Intangibles amortization..........................................            532            -              -
     Marketing and advertising.........................................            571           559            456
     Other.............................................................          3,965         2,961          2,174
                                                                            ----------    ----------     ----------
         Total non-interest expense....................................         20,568        14,004         12,868
                                                                            ----------    ----------     ----------

         Income before income taxes....................................          6,570         7,115          6,601

Income taxes  .........................................................          2,063         2,556          2,473
                                                                            ----------    ----------     ----------

         Net income....................................................   $      4,507         4,559          4,128
                                                                            ==========    ==========     ==========

Net income per common share............................................   $        .96          1.07            .96
                                                                            ==========    ==========     ==========

Weighted average common shares outstanding for earnings per share......      4,711,551     4,259,109      4,313,615
                                                                           ===========    ==========     ==========
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity
----------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands, except share data)                                                    Net
                                                                                          unrealized
                                                                                          gain (loss)
                                                                                         on securities
                                                 Common    Paid-in     ESOP/   Treasury   available- Retained
                                                  stock    capital      RRP      stock     for-sale  earnings   Total
                                                  -----    -------      ---      -----     --------  --------   -----
Balance at June 30, 1994....................    $   46     45,034    (4,950)         (1)        -     34,039     74,168

Net unrealized loss on securities available-for-
     sale, net of income taxes of $127 as of
     July 1, 1994...........................        -          -         -           -        (200)       -        (200)

Net income..................................        -          -         -           -          -      4,128      4,128

Common stock acquired by RRP - 2,927 shares.        -          29       (29)         -          -         -          -

ESOP shares committed to be released........        -         169       227          -          -         -         396

Amortization of RRP.........................        -          -        473          -          -         -         473

Shares forfeited by RRP participants - 801 shares   -          -          8         (8)         -         -           -

Purchase of treasury stock, at cost -
     231,405 shares                                 -          -         -      (3,057)         -         -      (3,057)

Net change in unrealized gain (loss) on securities
     available-for-sale, net of income taxes
     of $312................................        -          -                     -         495        -         495

Cash dividends declared ($.30 per share)....        -          -         -           -          -     (1,257)    (1,257)
                                                  ----    -------    ------     -------   --------  --------  ---------

Balance at June 30, 1995....................        46     45,232    (4,271)     (3,066)       295    36,910     75,146

Net income..................................        -          -         -           -          -      4,559      4,559

ESOP shares committed to be released........        -         219       227          -          -         -         446

Amortization of RRP.........................        -          -        473          -          -         -         473

Shares forfeited by RRP participants - 1,252 shares -          -         13         (13)        -         -          -

Net change in unrealized gain (loss) on securities
     available-for-sale, net of income taxes
     of $317................................        -          -         -           -        (521)                (521)

Cash dividends declared ($.36 per share)....        -          -         -           -          -     (1,496)    (1,496)
                                                  ----    -------    ------     -------   --------  --------  ----------

Balance at June 30, 1996....................        46     45,451    (3,558)     (3,079)      (226)   39,973     78,607

Net income..................................        -          -         -           -          -      4,507      4,507

ESOP shares committed to be released........        -         265       227          -          -         -         492

Amortization of RRP.........................        -          -        499          -          -         -         499

Shares forfeited by RRP participants - 195 shares   -          -          2          (2)        -         -          -

Common stock acquired by RRP (5,418 shares).        -         106      (106)         -          -         -          -
Common stock options exercised (13,768 shares)      -         184        -           -          -         -         184
Common stock issued (534 shares)............        -          10        -           -          -         -          10
Security Bancorp acquisition:
     Issuance of 1,150,175 shares, net of issuance
         costs of $200......................        10     21,052        -           -          -         -      21,062
     Issuance of options allowing holders to
         acquire 94,696 shares..............        -         873        -           -          -         -         873

Net change in unrealized loss on securities
     available-for-sale, net of income taxes
     of $112................................        -          -         -           -         191        -         191

Cash dividends declared ($.45 per share)....        -          -         -           -          -     (2,166)    (2,166)
                                                  ----    -------    ------     -------   --------  --------  ---------

Balance at June 30, 1997....................    $   56     67,941    (2,936)     (3,081)       (35)   42,314    104,259
                                                  ====    =======    ======     =======   ========  ========  =========

-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
                                                                                      Year Ended June 30,
                                                                         ------------------------------------------
                                                                              1997            1996           1995
                                                                         ------------------------------------------

Net cash provided by operating activities............................  $     24,105          19,557          28,558
                                                                         ----------      ----------       ---------
Cash flows from investing activities:
     Net change in interest-bearing deposits.........................         1,000            (898)            216
     Purchases of:
         FHLB stock..................................................            -             (200)           (622)
         Investment securities.......................................        (9,956)         (4,594)        (12,772)
         Investment securities available-for-sale....................       (79,804)        (31,325)        (19,828)
         Mortgage-backed securities..................................        (5,950)           (990)         (9,905)
         Mortgage-backed securities available-for-sale...............          (983)        (21,274)        (11,596)
     Proceeds from maturities:
         Investment securities.......................................         9,351           8,100          17,000
         Investment securities available-for-sale....................        61,289          40,536              -
     Proceeds from sales of:
         Investment securities available-for-sale....................         5,192           3,840           4,470
         Mortgage-backed securities available-for-sale...............        31,937          30,862          10,114
     Principal payments from:
         Investment securities available-for-sale....................           385           1,102             695
         Mortgage-backed securities..................................         8,897           8,896           7,764
         Mortgage-backed securities available-for-sale...............        14,113          20,721           9,477
     Net change in loans receivable..................................       (43,911)        (53,541)        (50,823)
     Proceeds from sales of real estate owned........................            -               -              480
     Purchases of premises and equipment.............................        (2,426)         (3,253)         (1,982)
     Acquisition of Security Bancorp, net of cash and cash
         equivalents acquired of $16,013.............................       (10,776)             -               -
                                                                         ----------      ----------       ---------

              Net cash used in investing activities..................       (21,642)         (2,018)        (57,312)
                                                                         ----------      ----------       ---------

Cash flows from financing activities:
     Net change in deposits..........................................       (25,093)         (9,667)        (18,599)
     Net change in repurchase agreements.............................           974              -               -
     Proceeds from borrowings........................................       136,090          77,720         115,800
     Payments on borrowings..........................................      (108,606)        (86,658)        (66,290)
     Net change in advances from borrowers for taxes
         and insurance...............................................          (295)            (54)            298
     Dividends paid to stockholders..................................        (1,867)           (955)           (970)
     Proceeds from exercise of options and stock issuances...........           194              -               -
     Payments to acquire treasury stock..............................            -               -           (3,057)
                                                                         ----------      ----------       ---------

              Net cash provided by (used in) financing activities....         1,397         (19,614)         27,182
                                                                         ----------      ----------       ---------

Net increase (decrease) in cash and cash equivalents.................         3,860          (2,075)         (1,572)

Cash and cash equivalents at beginning of year.......................        13,299          15,374          16,946
                                                                         ----------      ----------       ---------

Cash and cash equivalents at end of year.............................  $     17,159          13,299          15,374
                                                                         ==========      ==========       =========

Supplemental disclosure of cash flow information:
Payments during the period for:
         Interest....................................................  $      8,942           8,938           6,948
         Income taxes, net...........................................         3,014           2,441           1,964
                                                                         ==========      ==========       =========
-------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

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

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. A substantial portion of the Bank's loans are secured by real estate in the State of Montana. Accordingly, as with most financial institutions in the market area, the collectibility of a substantial portion of the carrying value of the Bank's loan portfolio is susceptible to changes in market conditions.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Bank's market area and the composition of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Principles of Consolidation

The consolidated financial statements include the accounts of WesterFed and its wholly-owned subsidiary, Western Federal Savings Bank (WFSB). Non-bank subsidiaries of WFSB are SFS Industries, Monte Mac I, Inc., WesterFed Insurance Services and Service Corporation of Montana.

All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

For purposes of the statements of cash flows, cash equivalents consist of daily interest demand deposits, non-interest-bearing deposits with banks and interest-bearing deposits having original maturities of three months or less.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are excluded from earnings but are included in stockholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. Investment securities and mortgage-backed securities, other than those designated as available-for-sale or trading, are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

Trading account securities are adjusted to market value through earnings. There were no trading account securities during the years ended June 30, 1997 or 1996.

Management determines the appropriate classification of investment and mortgage-backed securities as either available-for-sale, held-to-maturity, or held for trading at the purchase date.

On July 1, 1994, the Bank adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Stock in Federal Home Loan Bank

Member institutions of the Federal Home Loan Bank (FHLB) System are required to hold common stock of its district FHLB according to predetermined formulas. FHLB provides a source of borrowed funds for its member institutions which are secured by this FHLB stock.

Loans Receivable, Net

Loans receivable, other than loans available-for-sale, are stated at the unpaid principal balance, net of premiums, unearned discounts, net deferred loan origination fees, and the allowance for loan losses.

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

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the estimated life of the individual loans, adjusted for actual prepayments. Amortization of deferred loan origination fees are suspended during periods in which the related loan is in nonaccrual status.

Loans available-for-sale are carried at the lower of cost or market using the aggregate method. Valuation adjustments, if applicable, are reflected in current operations. Gains and losses on sales are recorded using the specific identification method.

Management determines the appropriate classification of loans as either held to maturity or available-for-sale at origination, in conjunction with the Bank's overall asset/liability management strategy.

Prior to January 1, 1997, the cost of loan servicing rights acquired is included in other assets and amortized in proportion to, and over the period of, estimated net servicing revenues. When participating interests in loans sold had an average contractual interest rate, adjusted for normal servicing costs, which differed from the agreed yield to the purchaser, gains or losses were recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting excess servicing fees receivable is currently amortized over the estimated life of the serviced loans using an interest method.

The cost of loan servicing rights, the excess servicing fees receivable, and the amortization thereon is periodically evaluated in relation to estimated future net servicing revenues. The Bank evaluates the carrying value of the servicing portfolio by estimating the future net servicing income of the portfolio based on management's best estimate of remaining loan lives.

In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting of Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 specifically provides that mortgage banking enterprises, which includes the Bank, recognize as a separate asset rights to service loans for others, regardless of how those servicing rights are acquired. Rights to service loans must also be assessed for impairment based on the fair value of the servicing assets, including those purchased before the adoption of this statement. SFAS No. 125 also specifies that financial assets subject to prepayment, including loans, that can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment be measured like debt securities available-for-sale or trading securities under SFAS No. 115, as amended by SFAS No. 125.

SFAS No. 125 is effective for all financial asset transactions occurring after December 31, 1996, and is to be applied prospectively. The Bank adopted the provisions of SFAS No. 125 on January 1, 1997, and adoption did not have a material effect on the financial position or results of operations of the Bank.

Amount of capitalized loan servicing rights are included in Other Assets. See
Note 19.
                                       32

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

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

The Bank also provides a reserve for losses on specific loans which are deemed to be impaired. Groups of small balance homogeneous basis loans (generally the Bank's consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the reserve for possible loan losses is increased through a charge to expense for the amount of the impairment. For all non-consumer loans, impairment is measured based on value of the underlying collateral. The value of the underlying collateral is determined by reducing the collateral's estimated current value by anticipated selling costs. The Bank's impaired loans are the same as those non-consumer loans currently reported as non-accrual. The Bank recognizes interest income on impaired loans only to the extent that cash payments are received.

Real Estate Owned

Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. The Bank held no real estate owned at June 30, 1997 and 1996.

Cash Surrender Value of Life Insurance

The Bank has acquired life insurance policies covering certain key employees and the Bank is the beneficiary of such policies. The Bank makes one-time lump-sum payments as key employees are identified. Earnings on the lump-sum payments are expected to exceed future premiums and expenses associated with the policies and thus result in an increase in the cash surrender value of the policies.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated amortization and depreciation. Depreciation and amortization are computed using the straight-line and double declining balance methods over the estimated useful lives of the assets or leases ranging from 5 to 40 years.

Long-Lived Assets

On March 31, 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 121 provides that long-lived assets and identifiable intangibles should be reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. The Bank adopted the provisions of SFAS No. 121 on July 1, 1996, and adoption did not have a material effect on the financial position or results of operations of the Bank.

Goodwill

Goodwill reflects the excess of cost over fair value of net assets which were acquired during 1997. Note 22 more fully describes the purchase transaction. Goodwill is amortized over 25 years which approximates the periods estimated to be benefited from the assets acquired and liabilities assumed. Accumulated amortization at June 30, 1997 was $200.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Core Deposit Intangible

Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in the Security Bancorp acquisition and is amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. Accumulated amortization at June 30, 1997 was $332.

Collateralized Mortgage Obligations

Bonds issued are recorded at par value net of discounts. Discounts are accreted to interest expense using the level-yield method over the estimated life of the bonds.

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

Stock Based Compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 defines a "fair value based method" of accounting for stock based compensation whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. The FASB encourages all entities to adopt the fair value based method, however, it will allow entities to continue to use the "intrinsic value based method" prescribed by previous pronouncements for grants to employees. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Entities electing to continue use of the accounting treatment of previous pronouncements must make certain pro forma disclosures as if the fair value based method had been applied. The Bank adopted the provisions of SFAS No. 123 on July 1, 1996. Management retained the intrinsic value method of accounting for stock based compensation granted to employees.

Net Income Per Share

Net income per common share is calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. Unallocated ESOP shares are excluded from the weighted average common shares outstanding calculation, while allocated common shares are considered to be outstanding. The effect of stock options is determined using the treasury stock method. Weighted average common shares and common share equivalents do not differ for primary and fully diluted earnings per share.

(2)    CONVERSION TO STOCK OWNERSHIP

WesterFed was formed in September 1993, and is the holding company and owner of 100 percent of the common stock of WFSB, a federally chartered stock savings bank. On January 6, 1994, WFSB completed its conversion from a mutual to a stock form savings bank at which time WesterFed issued 4,436,657 shares of common stock at $10 per share realizing $43,057 after deducting stock offering expense of $1,309. WesterFed used $21,529 to purchase 100 percent of the common stock of WFSB.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

As part of the conversion, WFSB established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in WFSB after conversion. In the unlikely event of a complete liquidation of WFSB, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to WFSB's common stock. WFSB may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of WFSB to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.
--------------------------------------------------------------------------------
(3)    REGULATORY MATTERS

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

The Financial Institutions Reform, Recovery and Enforcement Act, which was signed into law on August 9, 1989, contains provisions for capital standards that require the Bank to have minimum regulatory tangible capital equal to 1.5% of adjusted total assets, a minimum 3.0% core capital ratio and an 8.0% risk-based capital ratio.

In April 1991, the OTS issued a proposal to amend the regulatory capital regulation by revising the leverage ratio requirement. The proposal would establish a 3.0% leverage ratio (defined as the ratio of core capital to adjusted total assets) for institutions in the strongest financial and managerial condition, with a 1 CAMEL Rating (the highest rating of the OTS for savings institutions). For all other institutions, the minimum core capital average ratio would be 3.0%, plus an additional 100 to 200 basis points. In determining the amount of additional capital under the proposal, the OTS would assess both the quality of risk management systems and the level of overall risk in each individual institution through the supervisory process on a case-by-case basis.

WFSB is in compliance with capital requirements at June 30, 1997 and 1996 as follows:

                                                                                        1997
                                                                  --------------------------------------------------
                                                                                        Regulatory Capital
                                                                  Percent(a)    Amount     Requirements     Excess
                                                                  ----------    ------     ------------     ------

Tangible capital............................................         8.5%   $    79,768        14,016         65,752
Core capital................................................         8.5         79,768        28,033         51,735
Risk-based capital..........................................        14.5         84,393        46,424         37,969
                                                                  ======      =========      ========      =========

                                                                                        1996
                                                                  --------------------------------------------------
                                                                                        Regulatory Capital
                                                                  Percent(a)    Amount     Requirements     Excess
                                                                  ----------    ------     ------------     ------

Tangible capital............................................        11.3%   $    61,977         8,234         53,743
Core capital................................................        11.3         61,977        16,467         45,510
Risk-based capital..........................................        21.2         63,923        24,058         39,865
                                                                  ======      =========      ========      =========

  (a) Based upon a percentage of adjusted tangible assets for tangible and core capital and risk-adjusted assets for risk-based capital.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The following is a reconciliation of capital as shown on the consolidated financial statements and tangible, core and risk-based regulatory capital of WFSB at June 30, 1997 and 1996:

                                                                                             1997
                                                                         -----------------------------------------
                                                                                                            Risk-
                                                                             Tangible        Core           Based
                                                                              Capital       Capital        Capital
                                                                              -------       -------        -------
Capital per consolidated financial statements........................    $    104,259       104,259        104,259
     Less: Nonqualifying equity......................................          (3,597)       (3,597)        (3,597)
           Goodwill and other intangibles............................         (20,838)      (20,838)       (20,838)
           Nonqualifying purchased mortgage loan servicing...........             (14)          (14)           (14)
           Unrealized losses on certain securities
            available-for-sale.......................................             (42)          (42)           (42)
     Add:  General loan valuation allowances.........................              -             -           4,625
                                                                           ----------     ---------      ---------

Regulatory capital...................................................    $     79,768        79,768         84,393
                                                                           ==========     =========      =========

                                                                                             1996
                                                                         ------------------------------------------
                                                                                                            Risk-
                                                                             Tangible        Core           Based
                                                                              Capital       Capital        Capital
                                                                              -------       -------        -------

Capital per consolidated financial statements........................    $     78,607        78,607         78,607
     Less: Nonqualifying equity......................................         (16,391)      (16,391)       (16,391)
           Nonqualifying purchased mortgage loan servicing...........             (13)          (13)           (13)
           Unrealized losses on certain securities
            available-for-sale.......................................            (226)         (226)          (226)
           Other assets required to be deducted......................              -             -              (1)
     Add:  General loan valuation allowances.........................              -             -           1,947
                                                                           ----------     ---------      ---------

Regulatory capital...................................................    $     61,977        61,977         63,923
                                                                           ==========     =========      =========

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking agencies to take prompt corrective action with respect to depository institutions which do not meet minimum capital standards and other safety and soundness regulations which have not been finalized. As a result, the federal banking agencies have adopted regulations which establish a system for prompt regulatory corrective action with respect to depository institutions which do not meet minimum capital requirements. The "prompt corrective action" regulations established five categories of depository institutions: (1) well-capitalized, (2) adequately capitalized, (3) under-capitalized, (4) significantly undercapitalized, and (5) critically undercapitalized. Each category relates to the level of capital for the depository institution. A "well-capitalized" institution meets the minimum level required by regulation (i.e., total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater). The Bank's total risk-based, Tier 1 and core capital ratios were 14.5%, 13.8% and 8.5% at June 30, 1997. The Bank's total risk-based, Tier 1 and core capital ratios were 21.2%, 20.6% and 11.3% at June 30, 1996.
--------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(4)    INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities at June 30, 1997 and 1996 are summarized as follows:

                                                                                        1997
                                                           --------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized        market
                                                               cost           gains        losses           value
                                                               ----           -----        ------           -----
Investments held-to-maturity:
Federal agency obligations...........................     $    18,804          184             -             18,988
U.S. Government obligations..........................             297            1             -                298
Corporate obligations................................           5,980           66             -              6,046
Other investments....................................           2,385           13             (2)            2,396
                                                            ---------       ------        -------         ---------

     Total investment securities held-to-maturity....     $    27,466          264             (2)           27,728
                                                            =========       ======        =======         =========

Investments available-for-sale:
Federal agency obligations...........................     $    46,067          113           (211)           45,969
Corporate obligations................................           5,622           54             (1)            5,675
Other    ............................................               3           36             -                 39
                                                            ---------       ------        -------         ---------

     Total investment securities available-for-sale..     $    51,692          203           (212)           51,683
                                                            =========       ======        =======         =========


                                                                                       1996
                                                          ---------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized        market
                                                               cost           gains        losses           value
                                                               ----           -----        ------           -----
Investments held-to-maturity:
Federal agency obligations...........................     $     4,010            2             (7)            4,005
Corporate obligations................................           5,333           22             -              5,355
Other investments....................................               4           35             -                 39
                                                            ---------       ------        -------         ---------

     Total investment securities held-to-maturity....     $     9,347           59             (7)            9,399
                                                            =========       ======        =======         =========

Investments available-for-sale:
Federal agency obligations...........................     $    32,841           21           (232)           32,630
Corporate obligations................................           3,000           -             (20)            2,980
Other    ............................................              28           -              (1)               27
                                                            ---------       ------        -------         ---------

     Total investment securities available-for-sale..     $    35,869           21           (253)           35,637
                                                            =========       ======        =======         =========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations at par value without prepayment penalties. The cost and estimated fair value of investment securities at June 30, 1997, by contractual maturity, are shown below:

                                                                                                           Fair
                                                                                        Cost               Value
                                                                                        ----               -----
Investment held-to-maturity
Due in:
     Less than one year.........................................................   $       198                 199
     One to five years..........................................................        24,989              25,243
     Five to ten years..........................................................           235                 234
     After ten years............................................................         2,044               2,052
                                                                                     ---------           ---------

              ..................................................................   $    27,466              27,728
                                                                                     =========           =========
Investments available-for-sale
Due in:
     Less than one year.........................................................   $    16,140              16,075
     One to five years..........................................................        33,955              34,041
     After five years...........................................................         1,594               1,528
     Other    ..................................................................             3                  39
                                                                                     ---------           ---------

              ..................................................................   $    51,692              51,683
                                                                                     =========           =========

Gross proceeds from sales of investment securities available-for-sale for 1997, 1996 and 1995 were $5,192, $3,840 and $4,470, respectively. These sales resulted in gross gains of $18 and $23 in 1997 and 1996, respectively, and gross losses of $34, $27 and $30 in 1997, 1996 and 1995, respectively.


Pursuant to a collateral agreement with the FHLB, all unpledged, qualifying investment securities, including those available-for-sale, are pledged to secure advances from the FHLB.
--------------------------------------------------------------------------------

(5)    MORTGAGE-BACKED SECURITIES

A summary of mortgage-backed securities at June 30, 1997 and 1996 is as follows:

                                                                                       1997
                                                          ---------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                               ----           -----        ------           -----
Mortgage-backed securities held-to-maturity:
FHLMC    .............................................    $    49,630           354         (200)            49,784
GNMA .................................................         18,291           223           -              18,514
Collateralized mortgage obligations - federal agency..         45,815           842          (86)            46,571
Other.................................................          4,045           279           -               4,324
                                                            ---------       -------       ------          ---------
     Total mortgage-backed securities
         held-to-maturity.............................    $   117,781         1,698         (286)           119,193
                                                            =========       =======       ======          =========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


                                                                                    1997
                                                          ---------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                           ----------      ----------    ----------       ---------
Mortgage-backed securities available-for-sale:
FHLMC    .............................................    $    16,496           106         (162)            16,440
GNMA .................................................            562            -            (3)               559
FNMA .................................................         12,372            73         (101)            12,344
Other.................................................          2,004            41           -               2,045
                                                            ---------       -------       ------          ---------
     Total mortgage-backed securities
         available-for-sale...........................    $    31,434           220         (266)            31,388
                                                            =========       =======       ======          =========

                                                                                    1996
                                                          ---------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                           ----------      ----------    ----------       ---------
Mortgage-backed securities held-to-maturity:
FHLMC    .............................................    $    49,525             9         (972)            48,562
GNMA .................................................          1,412            20           -               1,432
Collateralized mortgage obligations - federal agency..          9,101           183           -               9,284
                                                            ---------       -------       ------          ---------
     Total mortgage-backed securities
         held-to-maturity.............................    $    60,038           212         (972)            59,278
                                                            =========       =======       ======          =========

Mortgage-backed securities available-for-sale:
FHLMC    .............................................    $    27,693            78         (191)            27,580
GNMA .................................................            659             -           (4)               655
FNMA .................................................         16,683            76          (85)            16,674
                                                            ---------       -------       ------          ---------
     Total mortgage-backed securities
         available-for-sale...........................    $    45,035           154         (280)            44,909
                                                            =========       =======       =======         =========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Gross proceeds from sales of mortgage-backed securities available-for-sale for 1997 and 1996 were $31,937 and $30,862, resulting in gross gains of $76 and $673 and gross losses of $19 and $279, respectively.

Gross proceeds from sales of mortgage-backed securities for 1995 were $10,114. These sales resulted in gross gains of $258, and gross losses of $118 for 1995.

Mortgage-backed securities with a recorded value of approximately $1,920 and $2,295 have been pledged to secure collateralized mortgage obligations at June 30, 1997 and 1996, respectively.

Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without penalties. The contractual weighted average life of mortgage-backed securities is 19.5 years.


On November 15, 1995, the FASB issued a Special Report titled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and equity Securities." The Special Report allowed for a one-time reclassification of securities as of a single date between November 15, 1995 and December 31, 1995. The Bank reclassified approximately $10,608 of mortgage-backed securities from the held-to-maturity to available-for-sale classification. The net unrealized loss related to these mortgage-backed securities was approximately $140 at the date of reclassification.

Mortgaged backed securities with amortized cost of $11,289 at June 30, 1997 were pledged to secure securities sold under repurchase agreements. The approximate market value of securities pledged at June 30, 1997 was $11,475.

--------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(6)    LOANS RECEIVABLE

A summary of loans receivable at June 30, 1997 and 1996 is summarized as follows:

                                                                                      1997                  1996
                                                                                -------------            ---------
Loans secured by real estate:
     1-4 residential units...................................................    $    334,894              273,389
     5 or more residential units.............................................          40,237               19,939
     Construction............................................................          19,858               12,977
     Commercial..............................................................          49,348               17,769
     Agriculture.............................................................           7,970                   -
     Other nonresidential....................................................             701                  549
     FHA insured or VA guaranteed............................................          13,683                7,464
                                                                                   ----------           ----------
         Total real estate loans ............................................         466,691              332,087
Less:
     Net deferred loan origination fees......................................          (1,813)              (1,625)
     Undisbursed loan funds..................................................          (9,489)              (4,245)
     Purchased discounts.....................................................          (1,383)                  -
     Allowance for loan losses...............................................          (2,631)              (1,879)
                                                                                   ----------           ----------
         Net real estate loans...............................................         451,375              324,338

Other loans:
     Commercial (Non real estate)............................................          28,924                   -
     Agriculture (Non real estate)...........................................          18,866                   -
     Loans to depositors, secured by deposits................................           4,101                2,337
     Indirect consumer loans.................................................          40,708                2,827
     Other consumer loans - real estate secured..............................          58,551               30,814
     Other consumer loans....................................................          29,772                8,003
     Allowance for loan losses...............................................          (2,020)                (126)
                                                                                   -----------          ----------
         Net other loans.....................................................         178,902               43,855
                                                                                   ----------           ----------

                                                                                      630,277              368,193
Less loans available-for-sale................................................          (3,700)              (3,967)
                                                                                   ----------           ----------

                                                                                 $    626,577              364,226
                                                                                   ==========           ==========

The Bank has pledged, under a blanket assignment, its unpledged and qualifying mortgage portfolio to secure advances from the FHLB.

A summary of nonperforming loans at June 30, 1997 and 1996 follows:

                                                                                      1997                 1996
                                                                                     -------              -----
Nonaccrual loans................................................................   $   1,517                404
Loans 90 days or more delinquent and still accruing.............................         836                311
                                                                                     -------              -----

     Total nonperforming loans..................................................   $   2,353                715
                                                                                     =======              =====

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

If interest income on nonaccrual loans had been accrued in accordance with their original terms, approximately $71, $22 and $33 of interest income would have been recorded in 1997, 1996 and 1995, respectively. Interest income recognized on nonaccrual loans during the years ended June 30, 1997, 1996, and 1995 was insignificant. At June 30, 1997, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

An analysis of the allowance for loan losses for each of the years ended June 30, 1997, 1996, and 1995 is as follows:

                                                                          1997             1996            1995
                                                                          ----             ----            ----
Balance at beginning of year......................................    $    2,005           2,011           2,030
Reserves acquired.................................................         2,481              -               -
Provision charged to operations...................................           400              -               -
Charge-offs.......................................................          (253)            (11)            (28)
Recoveries........................................................            18               5               9
                                                                        --------        --------         -------

Balance at end of year............................................    $    4,651           2,005           2,011
                                                                        ========        ========         =======

--------------------------------------------------------------------------------
(7)    INTEREST RECEIVABLE

A summary of interest receivable at June 30, 1997 and 1996 is as follows:

                                                                                          1997             1996
                                                                                          ----             ----
Loans (net of allowance for uncollected interest of $82 and $22 at
     June 30, 1997 and 1996, respectively)........................................   $    4,768            2,322
Mortgage-backed securities........................................................        1,004              805
Investment securities.............................................................        1,148              500
Interest-bearing deposits.........................................................           37               68
                                                                                       --------          -------

                                                                                     $    6,957            3,695
                                                                                       ========          =======

--------------------------------------------------------------------------------
(8)    PREMISES AND EQUIPMENT

Premises and equipment at June 30, 1997 and 1996 is summarized as follows:

                                                                                          1997             1996
                                                                                          ----             ----
Land.............................................................................   $     6,007            3,861
Office buildings and leasehold improvements......................................        28,013           15,698
Furniture, fixtures and equipment................................................         7,509            5,356
                                                                                      ---------         --------
                                                                                         41,529           24,915
Less accumulated depreciation and amortization...................................       (12,238)         (11,157)
                                                                                      ---------         --------

                                                                                    $    29,291           13,758
                                                                                      =========         ========

--------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(9)    DEPOSITS

Deposits at June 30, 1997 and 1996 are summarized as follows:

                                                                            Weighted                      Weighted
                                                                             average                       average
                                                               1997           yield         1996            yield
                                                               ----           -----         ----            -----

Certificates of deposit...............................    $    376,252       5.53%         211,457          5.82%
Passbook and savings accounts.........................         102,923       2.80           64,889          3.00
Money market accounts.................................          49,062       3.94           24,018          3.46
NOW accounts..........................................          76,582       1.55           49,848          1.66
Noninterest-bearing demand............................          26,050         -                -             -
                                                            ----------                  ----------

                                                          $    630,869       4.24     $    350,212          4.54
                                                            ==========                  ==========

Certificates of deposit at June 30, 1997 mature as follows:

                                                  Less     One to     Two to     Three      Four to
                                                  than       two       three    to four      five-    There-
                                                one year    years      years     years       years     after    Total
                                                --------    -----      -----     -----       -----     -----    -----

2.00% to 3.99%............................   $      941        21         -          -          -         -         962
4.00% to 4.99%............................        8,580       782         56         -          -         -       9,418
5.00% to 5.99%............................      200,201    43,795      5,687      2,670      1,871       70     254,294
6.00% to 6.99%............................       21,457    16,303      8,056      2,458      1,750        1      50,025
7.00% to 8.99%............................       17,314     6,463      2,407         -          -         -      26,184
                                               --------   -------    -------    -------   --------     ----   ---------
                                                248,493    67,364     16,206      5,128      3,621       71     340,883
Jumbo.....................................       26,258     6,109      2,313        259        430        -      35,369
                                               --------   -------    -------    -------   --------     ----   ---------

     Total certificates of deposit........   $  274,751    73,473     18,519      5,387      4,051       71     376,252
                                               ========   =======    =======    =======   ========     ====   =========

--------------------------------------------------------------------------------
(10)   BORROWED FUNDS

Advances from the FHLB and other borrowings at June 30, 1997 and 1996 are summarized as follows:

                                                                                          1997             1996
                                                                                          ----             ----
Advances from Federal Home Loan Bank of Seattle............................         $    190,338           124,663
Collateralized mortgage obligations........................................                  797             1,175
8.5% contract payable......................................................                  315                -
                                                                                      ----------          --------
                                                                                    $    191,450           125,838
                                                                                      ==========          ========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Advances from Federal Home Loan Bank of Seattle bear interest at rates from 4.93% to 8.20% and mature as follows:

           Years ending June 30
           --------------------
                1998....................................................         57,886
                1999....................................................         35,668
                2000....................................................          5,000
                2001....................................................         16,027
                2002....................................................         51,658
                Thereafter..............................................         24,099
                                                                             ----------
                                                                           $    190,338
                                                                             ==========

Advances from the FHLB are secured by pledges of FHLB stock of $11,456 and $7,471 at June 30, 1997 and 1996, respectively, and a blanket assignment (the blanket assignment) of the Bank's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities.

The contract payable requires monthly payments of principal and interest of $3, maturing in November 2016. The contract payable is secured by real estate.
--------------------------------------------------------------------------------
(11)   INCOME TAXES

Prior to July 1, 1996, if certain conditions were met, the Bank was allowed a special bad debt deduction in determining income for tax purposes. The deduction was based on either a specified experience formula or a percentage of taxable income before such deduction (most recently 8%). Under new legislation enacted in August 1996, the special bad debt deduction was eliminated effective for tax years beginning after December 31, 1995.

Retained earnings at June 30, 1997 includes approximately $13,817 for which no provision for income tax has been made. This amount represents primarily income offset by the percentage bad debt deduction for tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this amount will be reduced and thereby result in taxable income in the foreseeable future. Also included in the August 1996 legislation were provisions to recapture bad debt deductions taken in excess of $13,817 (the base year reserves). The Bank has provided a deferred tax liability of approximately $902 on the excess deductions which will be payable over six years beginning in 1997. At June 30, 1997, management does not foresee any events under which the base year amount of $13,817 would become taxable.

A summary of the provision for income taxes for the years ended June 30, 1997, 1996 and 1995 follows:

                                                                          1997             1996            1995
                                                                          ----             ----            ----
Federal:
     Current......................................................    $    2,095           1,894           1,567
     Deferred.....................................................          (408)            254             466
                                                                        --------        --------         -------
                                                                           1,687           2,148           2,033
                                                                        --------        --------         -------
State:
     Current......................................................           440             377             362
     Deferred.....................................................           (64)             31              78
                                                                        --------        --------         -------
                                                                             376             408             440
                                                                        --------        --------         -------
                                                                      $    2,063           2,556           2,473
                                                                        ========        ========         =======

                                       43

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The effective tax rates for 1997, 1996 and 1995 are 31.4%, 35.9% and 37.5%, respectively.

In the fourth quarter of 1997, the Bank entered into split-dollar life insurance agreements with certain key officers which resulted in the reversal of previously provided deferred income taxes related to the increase in cash surrender values.

A reconciliation between the income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate for 1997, 1996 and 1995 is as follows:

                                                                          1997             1996            1995
                                                                          ----             ----            ----
Computed "expected" tax expense...................................    $    2,234           2,419           2,244
Accumulated earnings on life insurance policies...................           (53)            (50)            (44)
State income taxes, net of Federal income tax benefit.............           248             270             291
Reversal of deferred taxes - cash surrender value increases.......          (397)             -               -
Goodwill amortization.............................................            68              -               -
Tax credit........................................................           (74)             -               -
Other.............................................................            37             (83)            (18)
                                                                        --------        --------         -------
                                                                      $    2,063           2,556           2,473
                                                                        ========        ========         =======

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 1997 and 1996 are as follows:

                                                                                            1997            1996
                                                                                            ----            ----
Deferred tax assets:
     Loans, principally allowance for loan losses...................................   $    1,789              771
     Purchased excess tax bases.....................................................        1,400               -
     Loan servicing premium.........................................................          326               -
     Deposits, principally difference in bases......................................          182               -
     Investment securities, principally differences in bases........................          781               -
     Employee benefits, principally deferred compensation and accrued vacation......        1,199              468
     Market value adjustment of investment securities and mortgage backed
         securities available-for-sale..............................................           20              132
     Other..........................................................................          135               -
                                                                                         --------         --------
         Gross deferred income tax assets...........................................        5,832            1,371
                                                                                         --------         --------

Deferred tax liabilities:
     FHLB stock dividends...........................................................        2,626            1,631
     Core deposit intangible........................................................        2,029               -
     Deferred loan fees and origination costs.......................................          348              575
     Life insurance contract income.................................................          470              489
     Loans, due primarily to tax bad debt reserves in excess of base year
         amount.....................................................................          902              415
     Loans, principally difference in bases.........................................          525               -
     Fixed assets, principally difference in bases and depreciation.................        2,296              191
     Other..........................................................................           -               199
                                                                                         --------         --------
         Gross deferred income tax liabilities......................................        9,196            3,500
                                                                                         --------         --------

         Net deferred income tax liability..........................................   $    3,364            2,129
                                                                                         ========         ========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the deferred tax assets are deductible, at June 30, 1997 and 1996, management believes it is more likely than not that the Bank will realize the benefits of these deductible differences.
--------------------------------------------------------------------------------
(12)   COMMITMENTS AND CONTINGENCIES

The Bank leases certain land, premises and equipment from third parties under operating leases. The total future minimum rental commitments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at June 30, 1997 are as follows:

            Years ended June 30,                                  Amount
            --------------------                               -----------

                    1998                                       $     145
                    1999                                              65
                    2000                                              50
                    2001                                              48
                    2002                                              36
                 Thereafter                                        1,273
                                                               ---------
     Total minimum future rental expense                       $   1,617
                                                               =========

The Bank is the lessor of office space in certain of its branch office buildings under operating leases expiring in future years. Management expects as operating leases expire in the normal course of business, they will be renewed or replaced by leases on other properties at current market rental rates at the time of renewal. Approximate minimum future rentals to be received under non-cancelable leases subsequent to June 30, 1997 are as follows:

            Years ended June 30,                                 Amount
            --------------------                               -----------
                    1998                                      $     569
                    1999                                            466
                    2000                                            394
                    2001                                            329
                    2002                                            172
                 Thereafter                                          75
                                                              ---------
     Total minimum future rental income                       $   2,005
                                                              =========

The deposits of the Bank are insured by the Savings Association Insurance Fund
(SAIF), one of two funds administered by the Federal Deposit Insurance Corporation (FDIC). Prior to September 1, 1996 the Bank paid premiums of approximately 0.23% of deposits. On September 30, 1996, the Deposit Insurance Funds Act of 1996 was signed, which authorized the FDIC to impose a special assessment on certain deposits held by thrift institutions. This special assessment, which was based on $.657 per one hundred dollars of outstanding deposits at March 31, 1995, was intended to recapitalize the SAIF. The assessment of $2,297 and a related tax benefit of approximately $900 were recorded by the Bank on September 30, 1996. The assessment was paid in November 1996.

The Bank is a defendant in various matters of litigation generally incidental to its business. In the opinion of management, following consultation with legal counsel, liabilities arising from these proceedings, if any, will not have a material impact on the Bank's liquidity, financial condition or results of operations.

The Bank is constructing a new branch facility in Billings, Montana and also anticipates a significant capital expenditure related to information technology. The total cost of these projects is anticipated to be approximately $4,200 at June 30, 1997.
--------------------------------------------------------------------------------
(13)   EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan (ESOP)

Effective July 1, 1993 the Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 354,933 shares of WesterFed's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $3,549 from WesterFed to fund the purchase, evidenced by a note receivable recorded by WesterFed, secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments from the ESOP of approximately $57, bearing interest at 7.26%, maturing December 2008. Contributions of cash or common stock are made from WFSB to the ESOP at the discretion of the Board of Directors. Dividends on common shares held by the ESOP are paid to the ESOP and, together with Bank contributions, are used by the ESOP to repay principal and interest on the outstanding note. For financial reporting purposes, the note receivable is classified as a reduction of consolidated stockholders' equity and amounts paid to WesterFed for interest have been eliminated in consolidation.

The Bank records compensation expense equal to the fair value of shares at the date such shares are made available for allocation to plan participants' accounts. Shares become available for allocation as the ESOP repays the note receivable recorded by WesterFed. The Bank recognized expense relating to the ESOP of $492, $446 and $396 during 1997, 1996 and 1995 respectively.

The ESOP shares as of June 30, 1997 and 1996 were as follows:

                                 1997           1996
                                 ----           ----
Allocated shares.........       114,842        87,193
Unallocated shares.......       240,091       267,740
                             ----------    ----------
   Original ESOP
     common shares.......       354,933       354,933

Shares distributed to
   participants..........       (10,847)       (2,567)
                             ----------    ----------

   Common shares held
   by ESOP...............       344,086       352,366
                             ==========    ==========

At June 30, 1997, the fair value of the unallocated shares was approximately $4,922.

Recognition and Retention Plan (RRP)

Under the RRP, common stock has been granted to certain officers, directors and employees. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting occurs in four equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unamortized deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. RRP compensation expense of $499, $473 and $473 has been recorded for 1997, 1996 and 1995, respectively.

Stock Option and Incentive Plan

The stockholders have approved a Stock Option and Incentive Plan (the Stock Option Plan). The terms of the Stock Option Plan provide for the granting of up to 443,665 shares of common stock to certain officers and directors. The Stock Option Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, limited stock appreciation rights, or restricted stock, or any combination thereof (collectively, the Awards).

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

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

Equity Incentive Plan

In conjunction with the acquisition of Security Bancorp (see Note 22), the stockholders of the Bank approved the Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for granting various awards to directors, officers, and employees of the Bank or any of its parent or subsidiary corporations of various awards up to 250,000 shares of Common Stock. The Incentive Plan provides for awards in the form of stock options, stock appreciation rights, other securities and property and restricted stock (collectively, Incentive Awards).

The Bank has granted Incentive Awards during the year ended June 30, 1997 which allow holders to acquire 42,000 common shares. The term of the options may not exceed 15 years from the date the options are granted. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the market value of the shares covered by the option on the date of grant. During any calendar year, no participant may be granted Incentive Awards under the Incentive Plan with respect to more than 50,000 shares.

The following table reflects options for both the Stock Option Plan and Incentive Plan:

                                                                                           Common
                                                                                           Shares          Exercise Price
                                                                                           ------          --------------
Year ending June 30, 1997:
     Options outstanding, beginning of year.........................................       419,707      $  10.00 - 12.13
     Granted in conjunction with acquisition of Security Bancorp....................        36,668          3.65 -  6.54
     Granted in conjunction with acquisition of Security Bancorp....................        58,028         10.67 - 12.72
     Granted........................................................................        72,169         16.75 - 21.50
     Exercised......................................................................       (13,768)        10.00 - 14.12
                                                                                        ----------

     Outstanding, end of year.......................................................       572,804      $   3.65 - 21.50
                                                                                        ==========        ==============

Year ending June 30, 1996:
     Options outstanding, beginning of year.........................................       419,707      $  10.00 - 12.13
     Granted........................................................................            -                     -
                                                                                        ----------

     Outstanding, end of year.......................................................       419,707      $  10.00 - 12.13
                                                                                        ==========        ==============

     Exercisable, end of year.......................................................       419,707      $  10.00 - 12.13
                                                                                        ==========        ==============

Year ending June 30, 1995:
     Options outstanding, beginning of year.........................................       404,623      $     10.00
     Granted........................................................................        15,084            12.13
                                                                                        ----------

     Outstanding, end of year.......................................................       419,707      $  10.00 - 12.13
                                                                                        ==========        ==============

     Exercisable, end of year.......................................................       419,707      $  10.00 - 12.13
                                                                                        ==========        ==============

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Information regarding options outstanding and exercisable at June 30, 1997 follows:

                                               Options Outstanding                         Options Exercisable
                               --------------------------------------------------    ---------------------------------
                                                                       Weighted
          Range of                                  Weighted            average                           Weighted
          exercise                Common             average            remain           Common            average
            price                 shares         exercise price      life in yrs.        shares        exercise price
            -----                 ------         --------------      ------------        ------        --------------

    $   3.65 -  6.54                36,668       $       5.36            4.7               36,668     $        5.36
       10.00 - 12.72               463,967              10.28            6.6              453,032             10.26
       16.75 - 21.50                72,169              20.51            9.6               30,169             19.13
                               -----------                                            -----------

                                   572,804                                                519,869
                               ===========                                            ===========

The Bank applies Accounting Principles Board Opinion 25 and related interpretations in accounting for stock option benefit plans. Accordingly, no compensation cost has been recognized in the Bank's consolidated statement of operations for options granted under the plan. Had compensation cost for the options granted under the Bank's plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Bank's net income and income per common share amounts would have been as follows:

                                           1997
                                           ----

Net income, as reported.............   $    4,507
                                         ========

Net income, pro forma...............   $    4,367
                                         ========

Income per common share as reported.   $      .96
                                         ========

Income per share, pro forma.........   $      .93
                                         ========

The fair value of the options granted during the year ended June 30, 1997 was estimated using the Black-Scholes model with the following assumptions for 1997: dividend yield of 2.4%; expected life of 10 years; volatility of 19% and a risk-free interest rate of 6.4%. No options were granted during the year ended June 30, 1996. The effects of applying SFAS No. 123 in this pro-forma disclosure may not be indicative of future results as the pro forma disclosures do not apply to awards prior to July 1, 1995. Additional awards in future years are anticipated.

Pension Plan

The Bank participates in a non-contributory multi-employer defined benefit pension plan covering substantially all employees. Actuarially determined pension costs are funded as accrued. Separate actuarial valuations are not prepared for each employer in the plan. Substantially all employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Total pension expense, including administrative charges, was approximately $48, $321 and $286 for the years ended June 30, 1997, 1996 and 1995, respectively.

Former Security Bank employees are included in a noncontributory multi-employer trustee defined benefit pension plan. Actuarially determined pension costs are funded as required by the plan trustee. Contributions to the plan and administrative charges amounted to approximately $38 during the year ended June 30, 1997.

Deferred Compensation Agreements

The Bank has entered into deferred compensation agreements with certain key employees that provide for predetermined periodic payments over 10 years upon retirement or death. Amounts expensed under these agreements totaled approximately $74, $144 and $142 for 1997, 1996 and 1995, respectively.

Former key employees of Security Bank are covered by deferred compensation agreements that provide for predetermined periodic payments over 15 years upon retirement or death. The agreements specify a vesting

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

schedule where by the key employees vest 10% per year, but are not eligible for benefits if termination occurs prior to completing three years of service beginning on the date of the agreement. In the event of acquisition of the Bank by a third party, the deferred compensation agreements require any successor corporation to assume the obligations of the agreements. Amounts expensed under these agreements to accrue the estimated liability upon retirement totaled approximately $12 for the year ended June 30, 1997.

Savings Plan

The Bank has adopted an employee savings plan. To be eligible for the plan, an employee must complete one year of full time employment with the Bank. Annual contributions by the Bank match 50% of an employee's contributions, up to a maximum of 3% of the participating employee's wages. Contributions for 1997, 1996 and 1995 totaled approximately $77, $86 and $85, respectively.

Former employees of Security Bank are covered under a separate plan. The Bank matches 50% of an employee's contributions up to a maximum of 3% of the participating employee's wages. Savings plan expense for the year ended June 30, 1997 was approximately $26.

Employment Agreements

The Bank has entered into employment contracts with twelve senior officers that provide benefits under certain conditions following a termination without cause or a change in control of the Bank.
--------------------------------------------------------------------------------

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

Commitments to Extend Credit

Commitments to extend credit at June 30, 1997 and 1996 are as follows:

                                                                                            1997            1996
                                                                                            ----            ----
Fixed rate..........................................................................   $    17,375          18,654
Variable rate.......................................................................         8,780           1,888
                                                                                         ---------       ---------
                                                                                       $    26,155          20,542
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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

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

The following summarizes interest rate cap agreements at June 30, 1997:

      Notional principal amount                 Agreement termination                           Cap
      -------------------------                 ---------------------                           ---

            $    5,000                                July 1999                                6.5%
                 5,000                                July 1999                                7.0%

The counterparty to the cap agreements is the FHLB of Seattle.
--------------------------------------------------------------------------------
(15)   RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

SFAS No. 128, "Earnings Per Share," was issued in February 1997 and will replace the presentation of primary earnings per share ("EPS") with a presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structure. SFAS No. 128 also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the equity.

SFAS No. 128 will be effective for the Company December 31, 1997 and earlier application is not permitted. Once effective, SFAS No. 128 requires restatement of all prior period EPS data. Pro forma basic and diluted net income per share as determined under SFAS No. 128 does not differ from the amounts as currently reported herein.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement does not require a specific format for that financial statement but requires that an entity display an amount representing comprehensive income for the periods in the financial statement.

SFAS No. 130 requires that an entity (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Bank intends to adopt the provisions of SFAS No. 130 in fiscal year 1999.

--------------------------------------------------------------------------------
                                       50

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(16)   RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The reconciliation of net income to net cash provided by operating activities for 1997, 1996 and 1995 are as follows:

                                                                                     1997         1996          1995
                                                                                     ----         ----          ----

Net income...................................................................   $    4,507         4,559        4,128
Adjustments to reconcile net income to net cash provided by operating activities:
     Amortization of:
         Deferred loan origination fees......................................         (439)         (445)        (447)
         Premiums and discounts on securities, loans and borrowings..........       (1,138)          (63)         482
     RRP deferred compensation...............................................          499           473          473
     ESOP shares committed to be released....................................          492           446          396
     Provision for:
         Loan losses.........................................................          400            -            -
         Losses on real estate owned.........................................           -             -             3
     Net (gain) loss on sales of:
         Mortgage-backed securities available-for-sale.......................          (57)         (394)        (139)
         Investment securities available-for-sale............................           16             4           30
         Loans...............................................................         (637)         (187)        (170)
         Premises and equipment..............................................           -            127            5
     Depreciation and amortization of premises and equipment.................        1,208           740          685
     Goodwill and core deposit amortization..................................          532            -            -
     Federal Home Loan Bank stock dividends..................................         (712)         (521)        (363)
     Origination of loans available-for-sale.................................      (54,396)      (31,185)     (24,896)
     Proceeds from sales of loans available-for-sale.........................       55,300        30,365       33,851
     Decrease (increase) in interest receivable..............................         (562)          180         (637)
     Interest expense credited to deposit accounts...........................       18,704        15,724       13,633
     Changes in other assets and liabilities.................................          388          (266)       1,524
                                                                                  --------     ---------    ---------

                  Net cash provided by operating activities..................   $   24,105        19,557       28,558
                                                                                  ========     =========    =========

--------------------------------------------------------------------------------

(17)   NON-CASH INVESTING AND FINANCING ACTIVITIES

Loans originated for the purposes of securitization and subsequent sale as mortgage-backed securities totaled approximately $3,885 (net of discount of $26) for 1995. There were no securitizations of loans in 1997 or 1996.

On June 24, 1997, the Bank declared a dividend of approximately $840 which is recorded in accrued expenses and other liabilities at June 30, 1997.

On June 28, 1996, the Bank declared a dividend of approximately $541 which is recorded in accrued expenses and other liabilities at June 30, 1996.

On June 27, 1995, the Bank declared a dividend of approximately $287 which is recorded in accrued expenses and other liabilities at June 30, 1995.

Under the specifications of the FASB's Special Report as discussed in note 5, the Bank reclassified certain mortgage-backed securities to mortgage-backed securities available-for-sale.

During 1997 and 1995, the Bank issued common stock under the RRP and recorded deferred compensation of approximately $106 and $29, respectively. No common stock was issued under the RRP in 1996.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Real estate owned acquired through foreclosures of loans receivable was approximately $397 for 1995. No real estate owned was acquired in 1997 or 1996.

Treasury stock of approximately $2, $13 and $8 was recorded due to forfeitures of unearned RRP shares for the years ended June 30, 1997, 1996 and 1995, respectively.

In conjunction with the acquisition of Security Bancorp, the Bank issued common shares valued at $21,062 and options with an intrinsic value of $873.

Loans made to finance sales of real estate owned totaled approximately $37 for 1995. No such loans were made during 1997 or 1996
--------------------------------------------------------------------------------

(18)   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instrument for which it is practical to estimate that value.

Cash and Cash Equivalents and Interest-Bearing Deposits

For such short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.

Investment and Mortgage-Backed Securities

For investment and mortgage-backed securities, fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

Stock in Federal Home Loan Bank of Seattle

For FHLB stock, the carrying amount was considered to be a reasonable estimate of fair value.

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

Deposits

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand at June 30, 1997 and 1996. The fair value of certificates of deposit is estimated based on the discounted value of contractual cash flows using rates derived from the U.S. Treasury yield curve, adjusted for certificate redemption features.

Short-Term Borrowings

For short-term borrowings, the carrying amount was considered to be a reasonable estimate of fair value.

Long-Term Borrowings

The fair value for long-term borrowings was based upon the discounted value of the cash flows. The discount rates utilized were based on rates currently available with similar terms and maturities.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The estimated fair values of the Bank's financial instruments at June 30 are as follows:

                                                                      1997                           1996
                                                           -------------------------      --------------------------
                                                             Book             Fair           Book            Fair
                                                             value            value          value           value
                                                             -----            -----          -----           -----
Financial assets:
     Cash and cash equivalents.....................      $     16,999        16,999           7,829           7,829
     Interest-bearing due from banks...............               160           160           5,470           5,470
     Interest-bearing deposits.....................             2,000         2,000           3,000           3,000
     Investment securities.........................            27,466        27,728           9,347           9,399
     Investment securities available-for-sale......            51,683        51,683          35,637          35,637
     Stock in Federal Home Loan Bank of Seattle....            11,456        11,456           7,471           7,471
     Mortgage-backed securities....................           117,781       119,193          60,038          59,278
     Mortgage-backed securities available-for-sale.            31,388        31,388          44,909          44,909
     Loans, net....................................           626,577       628,058         364,226         373,150
     Loans available-for-sale......................             3,700         3,700           3,967           3,967

Financial liabilities:
     Deposits......................................           630,869       630,171         350,212         351,461
     Repurchase agreements.........................             7,786         7,786              -               -
     Borrowed funds................................           191,450       190,115         125,838         126,127

Off-balance-sheet items:
     Interest rate cap agreements: notional
         amounts of $10,000 and $35,000............                -             58              -              138
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

Since these fair value approximations were made solely for on- and off-balance sheet financial instruments, no attempt was made to estimate the value of anticipated future business and the value of nonfinancial statement assets and liabilities. Other important elements which are not deemed to be financial assets or liabilities include the value of the Bank's retail branch delivery system, its existing core deposit base, premises and equipment and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

--------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(19)   MORTGAGE BANKING ACTIVITIES

Mortgage banking revenues for each of the years in the three-year period ended June 30, 1997 is presented below:

                                                                          1997             1996            1995
                                                                          ----             ----            ----

Origination fees.................................................     $      667             348             414
Servicing fees...................................................            694             626             626
Net gains on sales of loans......................................            637             187             169
                                                                        --------         -------          ------

Total mortgage banking revenues..................................     $    1,998           1,161           1,209
                                                                        ========         =======          ======

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid balances of these loans were approximately $268,646, $183,267 and $190,443 at June 30, 1997, 1996 and 1995,
respectively.

Mortgage servicing rights were approximately $1,239 and $132 at June 30, 1997 and 1996, respectively, and are recorded in other assets. Included in the $1,239 for 1997 is $847 of unamortized servicing rights related to the acquisition of Security Bancorp. Amortization of the mortgage servicing rights was approximately $70, $54 and $55 for the years ended June 30, 1997, 1996 and 1995, respectively.
--------------------------------------------------------------------------------

(20)   WESTERFED INFORMATION

The summarized condensed financial information for WesterFed Financial Corporation as of and for the years ending June 30, 1997 and 1996 are presented below:

Condensed Balance Sheets                                                                  1997             1996
                                                                                          ----             ----
Assets:
     Cash and cash equivalents....................................................   $         4              14
     Interest-bearing and due from banks deposits.................................           963             774
     Investment securities available-for-sale.....................................         2,541          12,853
     Mortgage-backed securities available-for-sale................................            -            3,084
     Other assets.................................................................           134             128
     Investment in subsidiaries...................................................       102,033          62,300
                                                                                       ---------        --------

              Total assets........................................................   $   105,675          79,153
                                                                                       =========        ========

Liabilities and Stockholders' Equity:
     Other liabilities............................................................   $     1,416             546
     Stockholders' Equity:
         Common stock.............................................................            56              46
         Additional paid-in capital...............................................        67,941          45,451
         Common stock acquired by ESOP/RRP........................................        (2,936)         (3,558)
         Treasury stock at cost...................................................        (3,081)         (3,079)
         Net unrealized loss on securities available-for-sale.....................           (35)           (226)
         Retained earnings........................................................        42,314          39,973
                                                                                       ---------        --------
              Total stockholders' equity..........................................       104,259          78,607
                                                                                       ---------        --------

              Total liabilities and stockholders' equity..........................   $   105,675          79,153
                                                                                       =========        ========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                                                           Year ended June 30,
Condensed Statements of Income                                                            1997             1996
                                                                                          ----             ----
Dividends from WFSB...............................................................    $   14,000           1,199
Interest income...................................................................           735             898
Non-interest expense..............................................................          (428)           (348)
                                                                                        --------         -------
     Income before income taxes...................................................        14,307           1,749
Income taxes  ....................................................................          (140)           (167)
                                                                                        --------         -------
     Income before undistributed earnings of subsidiaries.........................        14,167           1,582

Undistributed (distributions in excess of) earnings of subsidiaries...............        (9,660)          2,977
                                                                                        --------         -------

     Net income...................................................................    $    4,507           4,559
                                                                                        ========         =======

Condensed Statements of Cash Flows

Operating Activities:
     Net income...................................................................    $    4,507           4,559
     Adjustments to reconcile net income to net cash provided by operating activities:
         Distributions in excess of (equity in undistributed) earnings
              of subsidiaries.....................................................         9,660          (2,977)
         Amortization of premiums on investments and mortgage-backed
              securities available-for-sale.......................................          (298)           (225)
         ESOP shares committed to be released.....................................           492             446
         Net loss on sale of mortgage-backed securities...........................             6              -
         Increase in other assets and liabilities, net............................           561            (250)
                                                                                        --------         -------
                  Net cash provided by operating activities.......................        14,928           1,553
                                                                                        --------         -------

Investing Activities:
     Net change in interest-bearing deposits.....................................           (189)          3,006
     Purchase of investment and mortgage-backed securities.......................        (20,142)        (21,782)
     Principal payments and sales proceeds of mortgage-backed securities.........          3,059           1,334
     Proceeds from maturities of investment securities...........................         30,784          16,846
     Acquisition of Security Bancorp, including direct acquisition costs
         of $794  ...............................................................        (26,789)             -
     Other.......................................................................             12              -
                                                                                        --------         -------
                  Net cash used in investing activities..........................        (13,265)           (596)
                                                                                        --------         -------

Financing Activities:
     Dividends paid to stockholders..............................................         (1,867)           (955)
     Proceeds from exercise of stock options and stock issuances.................            194              -
                                                                                        --------         -------
                  Net cash used in financing activities..........................         (1,673)           (955)
                                                                                        --------         -------

Increase (decrease) in cash and cash equivalents.................................            (10)              2
Cash and cash equivalents at beginning of year...................................             14              12
                                                                                        --------         -------

                  Cash and cash equivalents at end of year.......................     $        4              14
                                                                                        ========         =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------

Non-Cash Investing and Financing Activities

At June 30, 1997 and 1996, WesterFed recognized WFSB's change in unrealized loss on securities available-for-sale, net of taxes, of $182 and $(559).

At June 30, 1997, WesterFed reflects an unrealized loss of $9 on securities available-for-sale, net of taxes. At June 30, 1996, the fair value of WesterFed securities available-for-sale approximated their recorded cost.

Amortization of the RRP deferred compensation of approximately $499 and $473 recorded at WFSB was recognized by WesterFed through the investment in subsidiaries account at June 30, 1997 and 1996, respectively.

Also see non-cash activity in Note 17.
--------------------------------------------------------------------------------
(21)   CONDENSED QUARTERLY RESULTS OF OPERATIONS

                                                                                       1997
                                                           --------------------------------------------------------
                                                              Fourth           Third         Second          First
                                                              Quarter         Quarter        Quarter        Quarter
                                                              -------         -------        -------        -------
     Interest income.................................     $    17,454         12,585         10,628          10,593
     Interest expense................................           9,623          6,929          5,905           5,950
                                                            ---------      ---------      ---------       ---------
              Net interest income....................           7,831          5,656          4,723           4,643

     Provision for loan losses.......................            (297)           (61)           (27)            (15)
     Noninterest income..............................           1,927          1,020            903             835
     Noninterest expense.............................          (6,780)        (4,606)        (3,451)         (5,731)
                                                            ---------      ---------      ---------       ---------
              Income (loss) before income tax
                  expense............................           2,681          2,009          2,148            (268)

     Income tax (expense) benefit....................            (542)          (814)          (796)             89
                                                            ---------      ---------      ---------       ---------

              Net income (loss)......................     $     2,139          1,195          1,352            (179)
                                                            =========      =========      =========       =========

              Earnings (loss) per share..............     $      .38             .25            .31            (.04)
                                                            ========       =========      =========       =========

                                                                                       1996
                                                          ---------------------------------------------------------
                                                              Fourth           Third         Second          First
                                                              Quarter         Quarter        Quarter        Quarter
                                                              -------         -------        -------        -------

     Interest income.................................     $    10,685         10,773         10,680          10,406
     Interest expense................................           6,048          6,269          6,262           6,158
                                                            ---------      ---------      ---------       ---------
              Net interest income....................           4,637          4,504          4,418           4,248

     Noninterest income..............................             760            775            688           1,089
     Noninterest expense.............................          (3,703)        (3,458)        (3,244)         (3,599)
                                                            ---------      ---------      ---------       ---------
              Income before income tax expense.......           1,694          1,821          1,862           1,738

     Income tax expense..............................            (466)          (703)          (717)           (670)
                                                            ---------      ---------      ---------       ---------

              Net income.............................     $     1,228          1,118          1,145           1,068
                                                            =========      =========      =========       =========

              Earnings per share.....................     $      .29             .26            .27             .25
                                                            ========       =========      =========       =========

--------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(22)   ACQUISITION

On February 28, 1997, WesterFed completed the acquisition of Security Bancorp, accounted for as a purchase transaction and, accordingly, the consolidated statement of income for 1997 includes the results of operations of Security Bancorp commencing March 1, 1997. Under this method of accounting, assets and liabilities of Security Bancorp are adjusted to their estimated fair value and combined with the historical recorded book values of the assets and liabilities of the Bank. The actual revaluation of Security Bancorp's net assets acquired is subject to the completion of studies and evaluations by management. WesterFed issued 1,150,175 shares of common stock, options to acquire 94,696 common shares and committed to pay $25,995 in cash for all of the outstanding shares of Security Bancorp common stock, for total consideration (based on the $18.49 per share average price of WesterFed common stock on the NASDAQ National Market System for the twenty business days ended February 12, 1997) of $48,724. Pursuant to a Merger Agreement, Security Bancorp stockholders were given the opportunity to elect to receive either cash, WesterFed common stock or a combination of both in exchange for Security Bancorp common stock. As a result, stockholders who elected to receive cash or did not make an election, received $30 for each share of Security Bancorp common stock. Stockholders who elected to receive stock, or a combination of cash and stock, exchanged approximately 46.42% of the outstanding Security Bancorp common stock in exchange for WesterFed common stock (based on a ratio of 1.78 shares of WesterFed common stock for each share of Security Bancorp common stock) and the remainder in cash. Stockholders who were due a fractional share, received cash in lieu of the fractional share, paid on the basis of $30 per share. In addition, as of such date, Security Bank, a federally chartered stock savings bank and wholly-owned subsidiary of Security Bancorp, merged with and into WFSB.

The premiums paid over the historical carrying value of net assets of Security Bancorp at the date of purchase were as follows:

    Cash consideration paid to Security Bancorp shareholders...     $    25,995
    Issuance of common shares, net.............................          21,062
    Intrinsic value of options converted.......................             873
    Direct acquisition costs...................................             794
                                                                      ---------
        Total consideration paid...............................          48,724
    Historical net assets acquired.............................         (28,761)
                                                                      ---------

    Premium paid over historical carrying value................     $    19,963
                                                                      =========

The increase (decrease) in net asset values of Security Bancorp as a result of estimated fair value adjustments are as follows:

    Intangible assets:
        Goodwill...............................................     $    15,762
        Core deposit intangible................................           5,608
        Mortgage servicing rights..............................             891
                                                                      ---------

             Total intangible assets...........................          22,261
                                                                      ---------

    Investment securities......................................          (3,162)
    Loans......................................................          (1,433)
    Premises and equipment.....................................           5,284
    Deposits...................................................            (528)
    Deferred income taxes......................................          (2,459)
                                                                      ---------

             Total fair value adjustments......................     $    19,963
                                                                      =========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The premium paid and estimated fair value adjustments have been "pushed down" to WFSB. The preliminary allocation of purchase price is subject to change as fair value estimates are finalized.

The estimated fair values of Security Bancorp net assets at the acquisition date are summarized as follows:

     Cash and due from banks......................................................   $     16,013
     Securities available-for-sale................................................         33,340
     Securities held-to-maturity..................................................         78,095
     Loans........................................................................        218,281
     Premises and equipment.......................................................         14,770
     Goodwill.....................................................................         15,762
     Core deposit intangible......................................................          5,608
     Mortgage servicing rights....................................................            891
     Other assets.................................................................          9,609
                                                                                       ----------
                                                                                          392,369
                                                                                       ----------
     Deposits.....................................................................   $    287,046
     Borrowed funds...............................................................         38,067
     Repurchase agreements........................................................          6,812
     Other liabilities............................................................         11,720
                                                                                       ----------
                                                                                          343,645
                                                                                       ----------
         Fair value of net assets acquired........................................   $     48,724
                                                                                       ==========

The information below presents on a pro forma basis, amounts as if Security Bancorp had been acquired as of the beginning of each year presented.

                                                                                            Year ended June 30,
                                                                                           1997             1996
                                                                                           ----             ----

Interest income...................................................................    $    68,854           66,861
Interest expense..................................................................         38,152           39,470
                                                                                        ---------        ---------
     Net interest income..........................................................         30,702           27,391

Provision for loan losses.........................................................          1,774              120
                                                                                        ---------        ---------

     Net interest income after provision for loan losses..........................         28,928           27,271

Investment security transactions..................................................            991            1,552
Noninterest income................................................................          6,593            6,218
Noninterest expense...............................................................        (31,693)         (26,191)
                                                                                        ---------        ---------
     Income before income taxes...................................................          4,819            8,850

Income taxes  ....................................................................         (2,360)          (3,370)
                                                                                        ---------        ---------

     Pro forma net income.........................................................    $     2,459            5,480
                                                                                        =========        =========

Pro forma net income per common share.............................................    $       .52             1.16
                                                                                        =========        =========

Included in the pro forma information above is net amortization of approximately $1,171 before taxes related to acquisition-related premiums, discounts and intangible assets for the years ended June 30, 1997 and 1996.

General Corporate and Stockholder's Information

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


ANNUAL MEETING

The annual meeting of stockholders will be held on Tuesday, October 28, 1997, beginning at 9 a.m. at the Southgate Office, 2601 Garfield, Missoula, MT

FORM 10-K

This report is available to stockholders of
record without charge upon written request to:
Douglas G. Bardwell
Corporate Secretary
WesterFed Financial Corporation
110 East Broadway
Missoula, MT  59802


STOCK INFORMATION

WesterFed stock is traded in the over-the-counter market with quotations through the Nasdaq National Market System under the symbol WSTR.


At June 30, 1997, there were 1,291 stockholders of record.

At June 30, 1997, there were approximately 3,100 beneficial stockholders.




To request information on dividend
reinvestment, please contact:
Dale Brevik
Investor Relations
WesterFed Financial Corporation
110 East Broadway
Missoula, MT 59802
Phone: 406-543-1315

                        Stock Prices       Dividends
Quarter Ended          High      Low       Declared
-----------------------------------------------------
March 31, 1994       $ 14.25    10.00*       .05
June 30, 1994        $ 14.50    12.25        .0512

September 30, 1994   $ 14.63    13.25        .055
December 31, 1994    $ 14.00    11.38        .06

March 31, 1995       $ 13.63    12.38        .065
June 30, 1995        $ 15.38    12.44        .07

September 30, 1995   $ 17.13    15.00        .075
December 31, 1995    $ 17.13    15.50        .080

March 31, 1996       $ 16.75    14.75        .085
June 30, 1996        $ 14.88    14.00        .123**

September 30, 1996   $ 16.13    13.88        .095
December 31, 1996    $ 18.75    15.63        .10

March 31, 1997       $ 21.75    17.75        .105
June 30, 1997        $ 20.75    17.25        .151***


*Initial public offering price.

**Declared June 26, 1996, payable August 20 to stockholders of record August 6. Includes a special dividend of $0.033 per share.

***Declared June 30, 1997, payable August 20 to stockholders of record August 6. Includes a special dividend of $0.041 per share.

MARKET MAKERS

Friedman Billings Ramsey & Company
Sandler ONeill & Partners
Piper Jaffray Companies Incorporated
Everen Securities Incorporated


Mayer & Schweitzer Incorporated
D.A. Davidson & Company, Incorporated
Ragen McKenzie Incorporated
Troster Singer Corporation



WESTERFED OFFICERS

Lyle R. Grimes
President, Chairman and Chief Executive Officer

James A. Salisbury
Treasurer/Chief Financial Officer

Douglas G. Bardwell
Executive Vice President/Secretary

David W. Jorgenson
Vice President


WESTERFED DIRECTORS

Lyle R. Grimes
Chairman

John E. Roemer
Vice Chairman

Dr. Marvin Reynolds

Dr. Otto Klein, Jr.

Robert F. Burke

Laurie DeMarois

David W. Jorgenson

William Leslie

                                       61