Form 10-K, Exhibit 13
period 1998-06-30
WESTERFED FINANCIAL CORP
filed 1998-09-25
CIK 912428

Exhibit 13

                        Annual Report to Security Holders

President's letter
------------------

Lyle R. Grimes, President/Chief Executive Officer


When Meriwether Lewis and William Clark set out on their journey nearly two hundred years ago, they faced enormous challenges. However, their desire to improve their country's fortunes motivated them to meet those challenges head-on. We at WesterFed are inspired by their legendary journey as we face the enormous challenges of enhancing long-term shareholder value in today's competitive financial world.

As I reported to you a year ago, WesterFed took a major step in meeting these challenges in February, 1997, when we purchased Security Bank to merge with our only subsidiary, the former Western Federal Savings Bank. I am pleased to report that the two banks have been successfully merged as Western Security Bank.

------------------------------------
Western Federal Savings Bank and
Security Bank have been successfully
merged as Western Security Bank.
------------------------------------

Our confidence has grown as we have spent the past year planning and preparing for our future. That includes the near flawless computer conversion to a commercial banking data system. In this conversion, all of our 34 branches (18 former Western Federal branches and 16 former Security branches) moved on to a Y2K certified, commercial banking platform and software systems.

Since the computer conversion meant change or modification in virtually every service the bank offers, our primary objective was to make sure no failures in service occurred in the process. That's why we executed a carefully planned computer training program for each of our employees. That planning paid off as employees at each branch were well prepared (though understandably nervous) on "opening day."

Customer response to the bank's new name and direction has been enthusiastic throughout the state. Our customers are especially pleased that they can now access their accounts at any Western Security office, as their account records are available through the unified system.



                        WESTERFED FINANCIAL CORPORATION

Since our customers are the lifeblood of our business, we are constantly searching for new and innovative ways to serve them. That's why all our employees completed a formal sales and customer service training program this year. This program was designed and overseen by a professional training company, giving each employee new insight to identifying customer needs and matching the bank's services to those needs. Cross-selling was a major focus of this program. We have 73,600 customers and each Western Security household uses an average of just 1.6 services, meaning we have a lot of opportunity to enhance our current customer relationships.

--------------------------------------
Acquiring a sense of unity is vital in
developing pride within the Bank and
building positive employee attitudes.
--------------------------------------

Also on the subject of employees, I am happy to report that members of our hard-working staff have taken advantage of opportunities to get to know each other during the year. The sales and computer classes were held in different locations around the state, bringing department and branch employees together. I feel this was an important step in combining two large corporations with hundreds of employees spread across Montana. Acquiring a sense of unity is vital in developing pride within the Bank and building positive employee attitudes.

As we prepared and executed the conversion and integration of the two banks, we kept our eye on the ball in conducting day-to-day operations. For example, we opened a new branch in Billings in the growing commercial area on King Avenue West. Our deposit accounts grew to $636.4 million and loan originations reached a record of $366.7 million. And, perhaps best of all, we met our goal of broadening the bank's lending business with consumer, commercial and agricultural lending as we carefully added to our portfolio in those areas. Consumer, commercial and agricultural loans increased 16.9% last year to 43% of our gross loan portfolio from 36.9%. We also added commercial lenders and support staff in Billings, Butte, Missoula and Great Falls. Theses lenders, along with our new commercial software, will enhance the ability of those branches to



                        WESTERFED FINANCIAL CORPORATION
serve business customers. This will also allow us to enter the commercial banking deposit services market in other Montana communities where we previously provided retail services only.

With these major changes and preparations, we have positioned the bank to reach future goals of maintaining or improving net interest margin, increasing fee income, increasing consumer and commercial lending, expanding our customer base and improving our efficiency ratio.

Maintaining net interest margin is quite a challenge in our current rate environment. A flat interest rate yield curve with intense competition for deposits and loan business have squeezed that ratio in the banking industry for some time. That makes our growth in the higher-yield lending arena a very important strategy right now. Increasing low-interest checking accounts on both the retail and commercial levels, and increasing our competitive position in consumer and commercial lending are vital to net interest margin and fee income.

Western Security Bank spent about $0.68 to produce $1.00 in income during fiscal year 1997-98. Improving this ratio will be our primary focus during our next fiscal year. By using our time and new technology more efficiently, we are attempting to improve that rate by lowering costs and increasing income. Adding more efficient (cost-versus-income) services and eliminating inefficient services will help us achieve this goal.

Our overall objective has always been to increase long-term shareholder value. I feel we can do that by taking advantage of all the attributes of the new Western Security. We will continue to work hard and enhance our appeal to the customers we serve. Since I recently witnessed our employees rise to the enormous challenge of changing their "tool box" while maintaining "business as usual," I am extremely confident we will make the progress necessary to meet our objectives. Just as Lewis and Clark capitalized on their strengths and overcame their weaknesses, so too will we meet the challenges we face and continue to prosper.

Sincerely,

/s/ Lyle R. Grimes

Lyle R. Grimes
President/Chief Executive Officer



                        WESTERFED FINANCIAL CORPORATION

Opportunities on the horizon
----------------------------

The legendary journey of Lewis & Clark required heart, character and vision. The result of their determination and fortitude was a new horizon full of opportunities and growth for our nation. As Montana prepares to celebrate the bicentennial of the Corps of Discovery, we at WesterFed are facing new horizons of our own.

These horizons are the result of a growth strategy for WesterFed's only subsidiary, Western Security Bank, formerly Western Federal Savings Bank. Our 1997 acquisition of Security Bank not only helped create a new name, but also a new dimension for the bank. Security's commercial lending expertise perfectly complemented Western Federal's strong mortgage and consumer lending background, making for an exciting future with a world of possibilities.

----------------------------------
Our 1997 acquisition of Security
Bank meant not only new name, but
also a new dimension for the bank.
----------------------------------

Changing the name of the subsidiary and combining the resources of the two banks required a one-time investment of more than $3 million. That investment is already showing results. Initial announcements of the name change helped bring in thousands of new accounts, and the bank saw a 22.5% increase this year in the number of commercial and consumer loans.

A large portion of the capital spent on the merger of the two banks was for computer hardware and software, which not only allowed the two banks to be part of a unified data processing system, but also brought many other advantages to the new bank. For example, we're happy to report that in bringing the two banks together and upgrading our computers, we took major steps in becoming compliant with Year 2000 requirements. While this problem continues to plague many companies, Western Security believes it has made nearly all of the necessary upgrades.

Updated technology also expanded the bank's horizons by improving customer services. For example, our customers



                        WESTERFED FINANCIAL CORPORATION
can now access their accounts at any of our 34 offices, located throughout 20 different Montana communities.


              [CHART TITLED "DIVIDENDS DECLARED" SUMMARIZED BELOW]

                   March 31, 1996 ....................  0.085
                   June 30, 1996 (1) .................  0.123
                   September 30, 1996 ................  0.095
                   December 31, 1996 .................  0.100
                   March 31, 1997 ....................  0.105
                   June 30, 1997 (2) .................  0.151
                   September 30, 1997 ................  0.115
                   December 31, 1997 .................  0.120
                   March 31, 1998 ....................  0.125
                   June 30, 1998 (3) .................  0.180
----------
(1)  Declared June 26, 1996,  payable August 20 to stockholders of record August
     6. Includes a special dividend of $0.033 per share.

(2)  Declared June 30, 1997,  payable August 20 to stockholders of record August
     6. Includes a special dividend of $0.041 per share.

(3)  Declared June 23, 1998,  payable August 24 to stockholders of record August
     10. Includes a special dividend of $0.05 per share.


Technology also brought "batch deposit processing" to Western Security. This system allows customers to make high item volume deposits in just seconds. Since our commercial customers often make several deposits throughout a business day, this improves the efficiency of the bank and makes us more competitive.

These technological improvements will help Western Security achieve the goal of creating long-term shareholder value by providing quality services. However, technology is not enough. The human factor will always be of primary importance to our success. That's why we've been promoting a "sales and service culture" throughout our offices. Every bank employee has been trained in cross-selling and tailoring bank products to customers' individual needs. Keeping all our customers informed of the many services we offer will continue to create longer, more profitable relationships.

--------------------------------------
We took major steps in becoming
compliant with Year 2000 requirements.
--------------------------------------

A sales culture also emphasizes creating a customer-friendly atmosphere that many customers appreciate. While some of our competitors continue to lose their "home-town" touch, Western Security is determined to give customers the option of face-to-face banking while remaining on the cutting edge of bank technology.



                        WESTERFED FINANCIAL CORPORATION

                        Percent of Total Loan Portfolio

           The following pie charts detail how the bank's total loan portfolio continues to become more diversified.

                                                     1998        1997
                                                     ----        ----
          Consumer ................................  23.5%       20.6%
          Agriculture .............................   5.2%        4.1%
          Commercial ..............................  14.3%       12.2%
          Construction ............................   2.6%        3.1%
          Residential Mortgage ....................  54.4%       60.0%


On the facilities front, the unification process allowed us to consolidate operations and close two redundant offices. The building in Lewistown has been sold, while the Bozeman building is currently on the market. We also opened a new office in Billings in the rapidly growing commercial area on King Avenue West. Customers have found this new full-service office to be extremely convenient.


                                [PHOTO OMITTED]

               Our new Billings office is in the rapidly growing
                      commercial area on King Avenue West.


The horizons we face as a result of these changes are bright, indeed. We've remained a strong institution for more than 87 years by displaying heart, character and vision. These traits have allowed us to adapt and prosper in the always-changing financial world. We are now a $1 billion bank that originated $366.7 million in loans last year.

As Montana's largest savings bank, we are proud of the accomplishments we made last year. More importantly, we look forward to putting these accomplishments to work in the future to stay competitive in the mortgage and consumer market, increase our share of the commercial banking business and increase long-term shareholder value.



                        WESTERFED FINANCIAL CORPORATION

               Our Financial Performance
               --------------------------------------------------


               Table of Contents

                8     Selected Financial Data
                9     Management's Discussion and Analysis
               27     Independent Auditor's Report
               28     Consolidated Financial Statements and Notes
               59     Corporate Information
               64     Branch Locations



                        WESTERFED FINANCIAL CORPORATION

WesterFed Financial Corporation and Subsidiaries

Selected Consolidated Financial and Other Data
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)


At  June 30,                                          1998         1997        1996         1995          1994
----------------------------------------------------------------------------------------------------------------
Selected Financial Condition Data:
Total assets                                      $1,022,136   $  955,639   $  563,931   $  563,285    $ 515,675
Loans receivable, net and loans held for sale        657,293      630,277      368,193      313,121      274,840
Mortgage-backed securities, net                      126,433      149,169      104,947      143,825      145,025
Investment securities, FHLB stock and other
    interest-earning assets                          155,351       98,885       64,108       82,375       74,168
Deposits                                             636,441      630,869      350,212      344,155      349,121
Borrowed funds and repurchase agreements             255,186      199,236      125,838      134,704       85,087
Stockholders' equity                                 109,700      104,259       78,607       75,146       74,168
Book value per common share                            19.64        18.74        17.88        17.09        16.03
Tangible book value per common share                   16.01        14.99        17.88        17.09        16.03
----------------------------------------------------------------------------------------------------------------

Year Ended June 30,                                    1998        1997         1996        1995          1994
----------------------------------------------------------------------------------------------------------------
Selected Operations Data:
Total interest income                              $  74,524   $   51,260   $   42,544   $   37,783    $  31,933
Total interest expense                                42,286       28,407       24,737       20,984       16,391
----------------------------------------------------------------------------------------------------------------
   Net interest income                                32,238       22,853       17,807       16,799       15,542
Provision for loan losses                               (840)        (400)          --           --           --
Non-interest income                                    8,381        4,685        3,312        2,670        2,999
Non-interest expense                                 (27,759)     (20,568)     (14,004)     (12,868)     (11,426)
----------------------------------------------------------------------------------------------------------------
   Income before income taxes
     and cumulative effect of change in
     accounting for income taxes                      12,020        6,570        7,115        6,601        7,115
Income taxes                                          (4,760)      (2,063)      (2,556)      (2,473)      (2,681)
----------------------------------------------------------------------------------------------------------------
   Income before cumulative effect
     of change in accounting for income taxes          7,260        4,507        4,559        4,128        4,434
Cumulative effect of change in accounting for
     income taxes                                         --           --           --           --          795
----------------------------------------------------------------------------------------------------------------
Net income                                         $   7,260   $    4,507   $    4,559   $    4,128    $   5,229
================================================================================================================
Net income per share:
   Income before cumulative effect of change in
accounting for income taxes - diluted              $    1.29   $     0.96   $     1.08   $     1.01         1.04
   Cumulative effect of change in accounting for
      income taxes                                        --           --           --           --         0.19
----------------------------------------------------------------------------------------------------------------
Net income per share - diluted                     $    1.29   $     0.96   $     1.08   $     1.01         1.23
================================================================================================================
Dividends per share                                $    0.54   $     0.45   $     0.36   $     0.30         0.05
================================================================================================================
Dividend payout ratio(1)                               41.86%       46.88%       33.33%       29.70%        4.07%
================================================================================================================
Selected Financial Ratios and Other Data:
Return on assets (ratio of net income to average
  total assets)                                         0.72%        0.65%        0.79%        0.76%        1.14%
Return on equity (ratio of net income to
  average equity)                                       6.73         5.15         5.90         5.54        10.07
Interest rate spread, at end of period                  2.99         3.38         2.67         2.38         2.80
Net interest margin(2)                                  3.46         3.53         3.23         3.23         3.54
Ratio of non-interest expense to average
  total assets                                          2.67         2.98         2.43         2.47         2.60
Non-performing assets to total assets, at
  end of period                                         0.49         0.25         0.13         0.10         0.16
Total allowance for loan losses to total
  non-performing assets                                97.44       191.01       280.42       350.35       238.82
Stockholders' equity to total assets,
  at end of period                                     10.73        10.91        13.94        13.34        14.38
Ratio of average interest-earning assets to
average interest-bearing liabilities                  105.74       110.56       113.58       113.51       110.16
Number of offices                                         34           36           19           18           18
=================================================================================================================

------------------
(1)  Dividends paid per share divided by net income per share.
(2)  Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations
--------------------------------------------------------------------------------


                                     GENERAL

WesterFed Financial Corporation ("WesterFed" or the "Company") was formed as part of the conversion of Western Security Bank ("Western Security" or the "Bank"), then known as Western Federal Savings Bank of Montana, from a federal mutual to a stock savings bank, which was completed on January 6, 1994 (the "Conversion"). Currently the Company has no business activity other than acting as the holding company for Western Security. As a result, the following discussion relates primarily to the activities of the Bank.

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

The Company serves the financial needs of communities throughout Montana through its main office located in Missoula, 34 branch offices, one loan servicing office and two loan processing offices. The Company attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate loans secured by mortgages on owner-occupied one- to four-family residences, multi-family, commercial, agriculture and construction real estate loans and non real estate commercial, agriculture and consumer loans in its primary market areas. The Company also invests in mortgage-backed securities, investment securities and other short-term liquid assets.

On February 28, 1997, the Company completed its acquisition of Security Bancorp (the "Acquisition"), accounted for as a purchase transaction and accordingly, the consolidated statements of income include the results of operations of Security Bancorp commencing March 1, 1997. Under the purchase method of accounting, assets and liabilities of Security Bancorp are adjusted to their estimated fair value and combined with the historical recorded book value of the assets and liabilities of the Company. The Company issued 1,150,175 shares of WesterFed Common Stock and paid $25,995,480 in cash for all of the outstanding shares of Security Bancorp Common Stock, for total consideration (based on the $18.49 per share average closing price of WesterFed Common Stock as reported on the NASDAQ National Market System for the twenty business days from January 16, 1997 through February 12, 1997) of $48.7 million. At the time of the merger, Security Bancorp had assets on a consolidated basis of $372.6 million, deposits of $286.5 million and stockholders equity of $30.8 million. In addition, as of such date, Security Bank, a federally chartered stock savings bank and wholly owned subsidiary of Security Bancorp, merged with and into the Bank. After having received regulatory approval, the name of Western Federal Savings Bank was changed to Western Security Bank in February, 1998.

         Changes in Financial Condition, June 30, 1997 to June 30, 1998

Total assets increased $66.4 million to $1.0 billion at June 30, 1998 from $955.6 million at June 30, 1997. Loans receivable and loans available- for- sale increased $27.0 million, investment securities, Federal Home Loan Bank (FHLB) stock and all other interest earning assets increased $56.5 million and other assets increased $5.7 million while mortgage-backed securities decreased $22.8 million.

Loans receivable increased $27.0 million to $657.3 million at June 30, 1998 from $630.3 million at June 30, 1997. The $27.0 million increase was primarily the result of $366.7 million in new loan originations and $1.0 million in purchases of loans, which were partially offset by principal repayments of $244.5 million and the sale of whole loans of $96.5 million. Included in the $366.7 million in new loan originations were $91.2 million in consumer loans, $63.7 million in commercial and agriculture non-real estate loan originations and $28.6 million in non-residential real estate secured loans. The consumer loan portfolio increased $24.4 million, or 18.3%, to $157.5 million at June 30, 1998 from $133.1 million at June 30, 1997, which includes $45.2 million in loans originated through the Bank's indirect auto and recreational dealer lending program. The $366.7 million in new loan originations represents an

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


increase of $139.9 million from fiscal 1997. Included in loans receivable at June 30, 1998 were $11.1 million of agriculture real estate loans and non-real estate commercial and agriculture loans of $34.4 million and $24.0 million respectively as compared to $8.0 million, $28.9 million and $18.9 million respectively at June 30, 1997.

Mortgage-backed securities decreased $22.8 million to $126.4 million at June 30, 1998 from $149.2 million at June 30, 1997. The $22.8 million decrease was primarily the result of principal repayments of $26.6 million and the sale of mortgage-backed securities available-for-sale of $3.2 million, partially offset by the purchase of 7.0 million of mortgage-backed securities. The decrease reflects management's goal to increase loan related assets through the retail markets as compared to the non-retail markets in an attempt to obtain higher yields on assets.

Investment securities, FHLB stock and other interest earning assets increased $56.5 million to $155.4 million at June 30, 1998 from $98.9 million at June 30, 1997. The $56.5 million increase was primarily the result of the purchase of $148.8 million of investment securities, increases in interest-bearing deposits and due from banks of $7.6 million and increases of $2.7 million in FHLB stock and the cash surrender value of life insurance policies. These increases were partially offset by maturities and principal payments of $87.3 million and the sale of $16.1 million of investment securities.

Deposits increased $5.6 million to $636.4 million at June 30, 1998 from $630.9 million at June 30, 1997. Checking accounts increased $2.6 million, money market accounts increased $6.4 million, certificates of deposit increased $4.9 million while savings accounts decreased $8.3 million. Interest credited to deposit accounts for fiscal 1998 was $26.9 million.

Borrowed funds and repurchase agreements increased $56.0 million to $255.2 million, at June 30, 1998 from $199.2 million at June 30, 1997. There were $344.2 million of additional new borrowings, of which $4.7 million were advances of five years or more to partially fund new longer term fixed rate loans added to the portfolio, $221.2 million were less than one year in maturity and were used to fund short-term cash requirements and $118.3 million were advances with maturities of one to four years. Net change in repurchase agreements and principal repayments on borrowed funds were $288.3 million.

Stockholders' equity increased $5.4 million, or 5.2%, to $109.7 million at June 30, 1998 from $104.3 million at June 30, 1997. This increase was primarily due to $7.3 million of net income offset by $2.9 million for dividends declared during the fiscal year and $379,000 for the purchase of 17,500 shares of treasury stock. Stockholders' equity also increased $58,000 related to the change in unrealized gain associated with investment securities classified as available-for-sale being adjusted to market value in accordance with Statement of Financial Accounting Standards No. 115, and $1.4 million was related to contributions to the Employee Stock Ownership Plan, shares earned under the Recognition and Retention Plan and 37,978 shares issued under the Stock Option Plan.

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

                                                                      Year Ended June 30, 1998
                                                 -------------------------------------------------------------------
                                                        Average              Interest
                                                      Outstanding             Earned/                Yield/
                                                       Balance(1)               Paid                  Rate
--------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars in Thousands)
Interest-Earnings Assets:
Loans receivable(2)(3)                                $  662,536            $   56,261                8.49%
         Mortgage-backed securities                      140,994                 9,675                6.86
         Investments                                     113,412                 7,581                6.68
         Other interest-earning assets(4)                  8,702                   675                7.76
Cash surrender value of life insurance                     6,540                   332                5.08
--------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets                     $  932,184            $   74,524                7.99%
====================================================================================================================

Interest-Bearing Liabilities:
         Certificates of deposit                      $  380,726            $   21,824                5.73%
         Savings deposits                                 96,966                 2,658                2.74
         Demand and NOW deposits                         106,392                 1,209                1.14
         Money market accounts                            52,496                 2,112                4.02
--------------------------------------------------------------------------------------------------------------------
    Total deposits                                       636,580                27,803                4.37
FHLB advances and other borrowed money                   244,339                14,364                5.88
Collateralized mortgage obligations                          625                   119               19.04
--------------------------------------------------------------------------------------------------------------------

    Total interest-bearing liabilities                $  881,544            $   42,286                4.80%
====================================================================================================================
Net interest income                                                         $   32,238
====================================================================================================================
Net interest rate spread                                                                              3.19%
====================================================================================================================
Net interest-earning assets                           $   50,640
====================================================================================================================
Net interest margin(5)                                                                                3.46%
====================================================================================================================
Average interest-earning assets to average
  interest-bearing liabilities                                                  105.74%
====================================================================================================================

-----------------
(1)  Based on average monthly balances.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(3)  Includes loans held for sale.
(4)  Includes primarily short-term liquid assets.
(5)  Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


                                             Year Ended June 30, 1997              Year Ended June 30, 1996
                                        ----------------------------------------------------------------------------
                                           Average    Interest                  Average      Interest
                                         Outstanding   Earned/    Yield/      Outstanding     Earned/    Yield/
                                          Balance(1)    Paid       Rate         Balance(1)     Paid       Rate
--------------------------------------------------------------------------------------------------------------------
                                                                  (Dollars in Thousands)
Interest-Earnings Assets:
Loans receivable(2)(3)                   $ 451,771    $ 37,923     8.39%       $ 347,084      $ 28,640    8.25%

         Mortgage-backed securities        116,836       8,185     7.01          132,629         9,167    6.91
         Investments                        61,241       3,884     6.34           59,004         3,769    6.39
         Other interest-earning assets(4)   13,732       1,045     7.61            9,533           787    8.26
Cash surrender value of life insurance       4,187         223     5.33            3,059           181    5.92
--------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets        $ 647,767    $ 51,260     7.91%       $ 551,309      $ 42,544    7.72%
====================================================================================================================
Interest-Bearing Liabilities:
         Certificates of deposit         $ 264,588    $ 14,986     5.66%        $212,458      $ 12,405    5.84%
         Savings deposits                   76,829       2,223     2.89           64,881         1,940    2.99
         Demand and NOW deposits            66,203         883     1.33           47,664           889    1.87
         Money market accounts              31,873       1,146     3.60           24,786           851    3.43
--------------------------------------------------------------------------------------------------------------------
    Total deposits                         439,493      19,238     4.38          349,789        16,085    4.60
FHLB advances and other borrowed money     145,446       9,011     6.20          134,211         8,442    6.29
Collateralized mortgage obligations            967         158    16.33            1,380           210   15.22
--------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities   $ 585,906    $ 28,407     4.85%       $ 485,380      $ 24,737    5.10%
====================================================================================================================
Net interest income                                   $ 22,853                                $ 17,807
====================================================================================================================
Net interest rate spread                                           3.06%                                  2.62%
====================================================================================================================
Net interest-earning assets              $  61,861                             $  65,929
====================================================================================================================
Net interest margin(5)                                             3.53%                                  3.23%
====================================================================================================================
Average interest-earning assets to
   average interest-bearning liabilities                110.57%                                 113.58%
====================================================================================================================

----------------
(1)  Based on average monthly balances.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(3)  Includes loans held for sale.
(4)  Includes primarily short-term liquid assets.
(5)  Net interest income divided by average interest-earning assets.

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


                                                   1998 vs 1997                             1997 vs 1996
                                      ---------------------------------------  ----------------------------------------
                                      Increase/(Decrease) Due To:              Increase/(Decrease) Due To:
                                                                     Total                                    Total
                                                           Rate/    Increase                         Rate/   Increase
                                       Volume     Rate     Volume  (Decrease)    Volume     Rate    Volume  (Decrease)
-----------------------------------------------------------------------------  ----------------------------------------
                                                                 (Dollars In Thousands)
Interest-Earning Assets:
  Loans receivable                     $17,692   $  443    $  203   $ 18,338     $8,639   $   493   $  151   $ 9,283
  Mortgage-backed securities             1,693     (168)      (35)     1,490     (1,092)      124      (14)     (982)
  Investments                            3,596       52        49      3,697       (423)      607      (69)      115
  Other interest-earning assets            (63)    (327)       20       (370)     1,078      (346)    (474)      258
  Cash surrender value of life
   insurance                               125      (10)      (6)        109         67       (18)      (7)       42
-----------------------------------------------------------------------------  ----------------------------------------
    Total interest-earning assets      $23,043   $  (10)   $  231   $ 23,264     $8,269   $   860   $ (413)  $ 8,716
=============================================================================  ========================================
Interest-Bearing Liabilities:
  Certificates of deposit              $ 6,578   $  180    $   80   $  6,838     $2,530   $    37   $   14   $ 2,581
  Savings deposits                         583     (117)      (31)       435        636      (269)     (84)      283
  Demand and NOW deposits                  536     (131)      (79)       326        346      (253)     (99)       (6)
  Money market accounts                    742      136        88        966        243        40       12       295
-----------------------------------------------------------------------------  ----------------------------------------
    Total Deposits                     $ 8,439   $   68    $   58   $  8,565     $3,755   $  (445)  $ (157)  $ 3,153
FHLB advances and other borrowed
 money                                   6,126     (460)     (313)     5,353        707      (128)     (10)      569
Collateralized mortgage obligations        (56)      26        (9)       (39)       (63)       15       (4)      (52)
-----------------------------------------------------------------------------  ----------------------------------------
    Total interest-bearing
     liabilities                       $14,509   $ (366)   $ (264)  $ 13,879     $4,399   $  (558)  $ (171)  $ 3,670
=============================================================================  ========================================
Changes to net interest income         $ 8,534   $  356    $  495   $  9,385     $3,870   $ 1,418   $ (242)  $ 5,046
=============================================================================  ========================================

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


                                                                    At June 30,
                                                      -----------------------------------------
                                                          1998         1997          1996
---------------------------------------------------------------------------------------------
Weighted average yield on:
  Loans receivable(1)(2)                                  8.34%        8.49%        8.12%
  Mortgage-backed securities                              6.73         7.27         7.06
  Investments                                             6.32         6.73         6.25
  Other interest-earning assets                           6.15         5.58         5.31
  Cash surrender value of life insurance                  5.22         5.11         6.50
---------------------------------------------------------------------------------------------
  Combined weighted average yield on interest-
   earning assets                                         7.78         8.08         7.68
---------------------------------------------------------------------------------------------
Weighted average rate paid on:
  Certificates of deposit                                 5.77         5.52         5.82
  Savings deposits                                        2.77         2.80         3.00
  Demand and NOW deposits                                 0.96         1.15         1.66
  Money market accounts                                   4.10         3.94         3.46
---------------------------------------------------------------------------------------------
    Total deposits                                        4.38         4.24         4.54
  FHLB advances and other borrowed money                  5.81         6.11         6.26
  Collateralized mortgage obligations                    11.48        11.37        11.27
---------------------------------------------------------------------------------------------
  Combined weighted average rate paid on interest-
   bearing liabilities                                    4.79         4.70         5.01
---------------------------------------------------------------------------------------------
  Interest rate spread                                    2.99%        3.38%        2.67%
=============================================================================================

----------------
(1)  Calculated net of deferred loan fees, loan discounts and loans in process.
(2)  Does not include interest on loans 90 days or more delinquent.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


The following table summarizes the major components of the Company's net income for the last three fiscal years and the changes which occurred between the periods shown:

                                                             Year Ended June 30,
Components of net income:                       1998                      1997                 1996
----------------------------------------------------------------------------------------------------------
                                                                (In Thousands)
                                          Amount       Change       Amount       Change        Amount
----------------------------------------------------------------------------------------------------------
Interest income                       $   74,524   $   23,264   $   51,260   $    8,716   $     42,544
Interest expense                          42,286       13,879       28,407        3,670         24,737
----------------------------------------------------------------------------------------------------------
    Net interest income                   32,238        9,385       22,853        5,046         17,807
Provision for loan losses                   (840)        (440)        (400)        (400)            --
Non-interest income                        8,381        3,696        4,685        1,373          3,312
Non-interest expense                     (27,759)      (7,191)     (20,568)      (6,564)       (14,004)
----------------------------------------------------------------------------------------------------------
Income before income taxes                12,020        5,450        6,570         (545)         7,115
Income taxes                              (4,760)      (2,697)      (2,063)        (493)        (2,556)
----------------------------------------------------------------------------------------------------------
    Net income increase (decrease)    $    7,260   $    2,753   $    4,507   $      (52)  $      4,559
==========================================================================================================


        Comparison of Operating Results for the Years Ended June 30, 1998
                                and June 30, 1997

General. Net income increased $2.8 million to $7.3 million for the fiscal year ended June 30, 1998 as compared to $4.5 million for the fiscal year ended June 30, 1997. Included in net income for the fiscal year ended June 30, 1997 was a one-time after-tax charge to earnings of $1.4 million, levied on all thrift institutions, to recapitalize the Savings Association Insurance Fund ("SAIF"). The $2.8 million increase in net income was comprised of an increase in net interest income of $9.4 million and a $3.7 million increase in non-interest income, offset by an increase in non-interest expense of $7.2 million, an increase in provision for loan losses of $440,000 and an increase in income tax expense of $2.7 million. Only four months of combined operations resulting from the Acquisition are included in net income for the fiscal year ended June 30, 1997. The interest rate spread decreased to 2.99% at June 30, 1998 from 3.38% at June 30, 1997. While the Company has adopted interest rate risk policies in an effort to protect net interest income from significant increases in short term interest rates, the Company's net income could still be adversely affected by a narrowing of its net interest rate spread. See "Interest Rate Risk Management."

Interest Income. Interest income increased $23.2 million to $74.5 million for the fiscal year ended June 30, 1998 from $51.3 million for the fiscal year ended June 30, 1997. This increase resulted from an increase in the average balance of interest earning assets of $284.4 million to $932.2 million during fiscal 1998 from $647.8 million during fiscal 1997 and an increase in the average yield on interest-earning assets to 7.99% during fiscal 1998 from 7.91% during fiscal 1997.

Interest earned on loans receivable increased $18.3 million due primarily to a $210.7 million increase in the average balance of loans receivable to $662.5 million during fiscal 1998 from $451.8 million during fiscal 1997. In addition, the average yield on loans increased to 8.49% during fiscal 1998 from 8.39% during fiscal 1997. The increase in the average balance of loans receivable and the increase in yield was primarily the result of having the higher yielding loans from the Acquisition for the full fiscal year 1998 as compared to only a portion for fiscal 1997.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


Interest earned on mortgage-backed securities increased $1.5 million due primarily to a $24.2 million increase in the average balance of mortgage-backed securities outstanding to $141.0 million during fiscal 1998 from $116.8 million during fiscal 1997. The increase in the average balance of mortgage-backed securities was the result of having the mortgage-backed securities purchased in the Acquisition for the full fiscal year 1998 as compared to only a portion for fiscal 1997.

Interest earned on investment securities increased $3.7 million due primarily to a $52.2 million increase in the average balance of investment securities to $113.4 million during the fiscal year 1998 from $61.2 million during fiscal 1997. The increase in the average balance of investment securitiess was primarily the result of having the securities purchased in the Acquisition for the full fiscal year 1998 as compared to a portion for fiscal 1997 and the purchase of securities in excess of maturities and sales. Management purchases the securities in the institutional markets in an attempt to increase earnings using excess available capital.

Interest earned on other interest-earning assets and cash surrender value of life insurance decreased $261,000 due primarily to a decrease in the average balance of other interest-earning assets of $2.7 million to $15.2 million during fiscal 1998 from $17.9 million during fiscal 1997.

Interest Expense. Interest expense increased $13.9 million to $42.3 million in fiscal 1998 from $28.4 million in fiscal 1997. This increase resulted from an increase in the average balance of interest-bearing liabilities of $295.6 million to $881.5 million during fiscal 1998 from $585.9 million during fiscal 1997. Interest expense on deposits increased $8.6 million primarily due to an increase in the average balance of deposits of $197.1 million to $636.6 million during fiscal 1998 from $439.5 million during fiscal 1997. The average rate paid on deposits decreased slightly to 4.37% during fiscal 1998 from 4.38% during fiscal 1997. The increase in the average balance of deposits was the result of the purchase of $287.0 million of deposits related to the Acquisition in fiscal 1997. Interest expense on FHLB advances and other borrowed money increased $5.3 million to $14.5 million in fiscal 1998 from $9.2 million in fiscal 1997. This increase was the result of an increase of $104.6 million in the average balance of FHLB advances and other borrowed money to $244.3 million during fiscal 1998 from $145.4 million during fiscal 1997. The increase in FHLB advances was primarily to fund the growth in investment securities.

Provision for Loan Losses. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. The Company provided $840,000 for loan losses for the fiscal year ended June 30, 1998. At June 30, 1998, the Company had $5.0 million of non-performing assets (representing 0.49% of total assets) compared to $2.4 million at June 30, 1997 (representing 0.25% of total assets). At June 30, 1998, the Company had allowance for loan losses to non-performing assets of 97.44% as compared to 191.01% at June 30, 1997. Management's evaluation of the adequacy of its loan loss reserves, the quality of the loan portfolio and economic conditions in Montana resulted in the $840,000 provision for loan losses. Future additions to the Company's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the performance and composition of the Company's loan portfolio, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels.

Non-interest Income. Non-interest income increased $3.7 million to $8.4 million in fiscal 1998 from $4.7 million during 1997. The $3.7 million increase resulted from increases in loan origination fees, service fees, net gain on sale of loans and securities available-for-sale and other operating income of $1.6 million, $1.5 million, $375,000 and $268,000 respectively. The $1.6 million increase in loan origination fees was primarily the result of increased loan production and the subsequent sale of loans to the secondary markets. The lower interest rate environment in fiscal 1998 as compared to the prior year resulted in substantial increases in loan refinancing volume and the loan origination volume also was greater than the prior year due to a full year of loan production as result of the Acquisition. The $1.5 million increase in service fees was primarily the result of increases in checking fees and ATM fees from the

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


promotion of checking accounts and the increased fee income received on transaction accounts purchased in the Acquisition and were earned for the full fiscal 1998 as compared to a portion of fiscal 1997.

Non-interest Expense. Non-interest expense increased $7.2 million to $27.8 million in fiscal 1998 from $20.6 million in fiscal 1997. The $7.2 million increase was primarily the result of the Acquisition and the resulting expenses for the full fiscal year 1998 as compared to a portion of fiscal 1997. In addition, expenses in excess of $700,000 were incurred in the conversion of data centers and approximately $3.0 million of new equipment was purchased related to the data center conversion, resulting in increased depreciation costs. Fiscal 1997 included a one-time $2.3 million special assessment to recapitalize the SAIF.

Income Taxes. Income tax expenses increased $2.7 million to $4.8 million for fiscal 1998 from $2.1 million for fiscal 1997. The $2.7 million increase in income tax expense was primarily the result of an increase in income before income tax expense of $5.4 million and the non-tax deductibility of $633,000 of goodwill amortization for fiscal 1998.

        Comparison of Operating Results for the Years Ended June 30, 1997
                                and June 30, 1996

General. Net income remained relatively stable at $4.5 million for the fiscal year ended June 30, 1997 as compared to $4.6 million for the fiscal year ended June 30, 1996. The decrease was the result of a one-time after-tax charge to earnings of $1.4 million, levied on all thrift institutions, to recapitalize the Savings Association Insurance Fund ("SAIF"). The $52,000 decrease in net income was comprised of an increase in net interest income of $5.0 million, a $1.4 million increase in non-interest income and a decrease in income tax expense of $493,000, offset by an increase in non-interest expense of $6.6 million and an increase in provision for loan losses of $400,000. Only four months of combined operations resulting from the Acquisition are included in net income for the fiscal year ended June 30, 1997. The interest rate spread increased to 3.38% at June 30, 1997 from 2.67% at June 30, 1996.

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

                                                                                 June 30,
                                                     ---------------------------------------------------------------
                                                         1998        1997         1996        1995         1994
--------------------------------------------------------------------------------------------------------------------
                                                                              (In Thousands)
Non-accruing loans:
Real Estate:
  One- to four-family                               $   1,967   $      842   $      21   $      --    $     119
  Multi-family                                             89           --          --          --           --
  Commercial                                               35           --          --         166          207
  Construction                                            362           --          --          --           --
Commercial - non-real estate                               32          102          --          --           --
Consumer                                                1,504          573         383         153            9
--------------------------------------------------------------------------------------------------------------------
    Total                                               3,989        1,517         404         319          335
--------------------------------------------------------------------------------------------------------------------
Accruing loans delinquent 90 days or more:
Real Estate:
  One- to four-family                                     442          231         288         253          425
  Multi-family                                             --           --          --          --           --
  Commercial                                               --           --          --          --           --
  Construction                                             --           --          --          --           --
Commercial - non-real estate                               10           --          --          --           --
Consumer                                                  174          605          23           1            5
--------------------------------------------------------------------------------------------------------------------
    Total                                                 626          836         311         254          430
--------------------------------------------------------------------------------------------------------------------
Foreclosed assets:
Real Estate:
  One- to four-family                                     279           --          --          --           85
  Multi-family                                             --           --          --          --           --
  Commercial                                               --           --          --          --           --
  Land                                                     28           --          --          --           --
Consumer                                                  114           82          --          --           --
--------------------------------------------------------------------------------------------------------------------
    Total                                                 421           82          --          --           85
--------------------------------------------------------------------------------------------------------------------
Total non-performing assets                         $   5,036   $    2,435   $     715   $     573    $     850
====================================================================================================================


Total non-performing assets increased $2.6 million to $5.0 million at fiscal year end June 30, 1998 from $2.4 million at fiscal year end June 30, 1997. The $2.6 million increase was due primarily to an increase in non-performing residential, construction, consumer, and foreclosed assets of $1.5 million, $362,000, $500,000, and $339,000 respectively. Non-performing assets as a percentage of total assets increased to 0.49% at June 30, 1998 from 0.25%

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


at June 30, 1997 and decreased from 0.64% at March 31, 1998. The national composite for thrifts was updated to 0.94% at June 30, 1998, which is the latest available information as reported by the Office of Thrift Supervision. In addition to the non-performing loans and foreclosed assets set forth in the preceding table, as of June 30, 1998, there were no additional loans identified by the Company with respect to which information known about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have some concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. All significant interest rate risk management procedures are performed at the Company level. Based upon the Company's nature of operations, the Company is not subject to foreign currency exchange or commodity price risk. The Company's loan portfolio is concentrated primarily within the State of Montana and is subject to risks associated with the local economy. See Comparison of Operating Results for the years ended June 30, 1998 and June 30, 1997 - Provision for Loan Losses. The Company does not own any trading assets.

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

To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to more closely match the maturities of its assets and liabilities. To accomplish this objective the Bank has focused its lending efforts on the origination of non-residential loans for its portfolio and increased its marketing effort to increase the Bank's balance of non-interest bearing demand accounts. The non-residential loans being originated for portfolio generally mature or change interest rates within five to seven years as compared to the origination of fixed rate fifteen and thirty year residential mortgages. The Bank also sold in fiscal

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


1998 $96.5 million of primarily 30 year-fixed rate 1-4 family residential mortgage loans to the secondary market in an attempt to limit the exposure to rising interest rates.

In addition, depending on the Bank's interest rate risk position, the Bank may also sell or convert to Federal Home Loan Mortgage Corporation ("FHLMC") participation certificates ("PC's") newly originated 30-year, fixed-rate residential loans. The Bank securitizes such loans to limit credit risk and increase its liquidity. The Bank's policy is to carry FHLMC PC's created in this manner in its "available-for-sale" portfolio until a rising interest rate scenario or the need for liquidity dictates their sale.

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

At June 30, 1998, the Bank was a party to three interest rate exchange agreements, two of which were agreements with the FHLB of Seattle covering a total of $10.0 million in notional principal amounts and one for $5.0 million with an investment firm. Historically, the swaps and caps have been used to reduce the Bank's cost of funds during periods of high interest rates; however, in the interest rate environment experienced during most of fiscal 1998, these swaps and caps had the effect of increasing the Bank's cost of funds. During fiscal 1998, the increase in the cost of funds attributable to these swaps and caps was $110,000. The Bank's interest rate caps expire in 1999 and 2000.

At June 30, 1998 the Bank did not have any interest rate swap agreements in place.

The Board of Directors reviews the level of interest rate risk management activity on a monthly basis. Currently, the Board of Directors has authorized management to engage in interest rate swaps and caps with notional principal of up to $108 million. An increase in this type of activity may result in a decrease in the Bank's income in the future if interest rates do not rise significantly. See Note 15 of the Notes to Consolidated Financial Statements.

OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. NPV is defined as the net present value of an institution's existing assets, liabilities, and off-balance sheet contracts. An institution's NPV ratio for a given interest rate scenario is calculated by dividing the net portfolio value that would result in that scenario by the present value of the institution's assets in that same scenario and is expressed in percentage terms. The NPV ratio is analogous to the capital-to-assets ratio used to measure regulatory capital, but NPV is measured in economic values (or present values) in a particular rate scenario. The Bank's Asset/Liability Management Committee has established the minimum NPV ratio that they are willing to allow under current interest rates and for a range of hypothetical interest rate scenarios. These six scenarios are represented by immediate, permanent, parallel movements in the term structure of interest rates of plus and minus 100, 200, and 300 basis points from the actual term structure at quarter end.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


Presented below, as of June 30, 1998, is an OTS analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.


                                                   Actual at June 30, 1998
                                                      as Measured by OTS
                                          --------------------------------------
                             Board              NPV as a % of PV of assets
    Change in Marked         Minimum        ------------------------------------
      Interest Rate        Permissible                              Change
     (Basis Points)          NPV Rate           NPV Ratio        (Basis Points)
  -------------------   -----------------   -----------------   ----------------
          +300                7.00                7.91%               -282
          +200                7.00                9.01%               -172
          +100                8.00                9.99%                -74
           -0-                8.50               10.73%                -0-
          -100                9.00               11.31%                +58
          -200                9.50               11.71%                +98
          -300               10.00               12.25%               +152


The OTS has established guidelines for determining the level of interest rate risk for an OTS regulated institution and has developed an interagency uniform ratings system establishing several levels of interest rate risk: "minimal, "moderate", "significant," "high'" and "imminent threat." Based on a 200 basis point increase in interest rates the Bank's post-shock 9.0% NPV ratio, representing a 172 basis point change from the 10.73% pre-shock NPV ratio, indicates a risk rating of minimal for the Bank at June 30, 1998.

Management has structured its assets and liabilities to attempt to control its exposure to interest rate risk. In the event of a 300 basis point decrease in interest rates, the Bank would experience a 152 basis point increase in NPV in a declining rate environment and a 282 basis point decrease in a rising rate environment. During periods of rising rates, the value of monetary assets and monetary liabilities declines. Conversely, during periods of falling rates, the value of monetary assets and liabilities increases. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). The 282 basis point decrease in NPV as a result of a 300 basis point increase in interest rates indicates that the Bank is susceptible to a reduction in net interest income in a rising interest rate environment due to interest-bearing liabilities potentially repricing more rapidly than interest-earning assets.

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

The Company's liquidity, represented by cash and cash equivalents, is a result of its operations, investing and financing activities. These activities are summarized below for the fiscal years ended June 30, 1998, 1997 and 1996.

                                                                For the Year Ended June 30,
                                                          -----------------------------------------
                                                               1998         1997         1996
                                                                        (In Thousands)
 --------------------------------------------------------------------------------------------------
 Net Income                                                 $  7,260    $   4,507      $  4,559
 Adjustments to reconcile net income to net
   cash provided by operating activities                      23,475       19,598        14,998
 --------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                30,735       24,105        19,557
 Net cash (used) by investing activities                     (51,101)     (21,642)       (2,018)
 Net cash provided (used) by financing activities             32,275        1,397       (19,614)
 --------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash
        equivalents                                           11,909        3,860        (2,075)
 Cash and cash equivalents at beginning of period             17,159       13,299        15,374
 --------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period             $ 29,068     $ 17,159      $ 13,299
 ==================================================================================================


The primary investing activities of the Company are the origination of loans and the purchase of investment and mortgage-backed securities. During the fiscal years ended June 30, 1998, 1997 and 1996, the Company's loan originations totaled $366.7 million, $226.8 million and $165.5 million, respectively. Loan originations increased in the last fiscal year due to an increase in loan refinancing activity and an increase in commercial real estate loans and consumer loans resulting from an interest rate environment that was generally lower than the prior year and management's emphasis on increasing the commercial and agricultural real estate loans and other commercial, agricultural and consumer loans.

Purchases of mortgage-backed securities totaled $7.0 million, $98.4 million and $22.3 million for fiscal years ended June 30, 1998, 1997 and 1996, respectively. Purchases of investment securities totaled $148.8 million, $109.7 million and $35.9 million for the fiscal years ended June 30, 1998, 1997 and 1996, respectively. Mortgage-backed securities and investment securities purchased in fiscal 1997 included $91.4 million and $20.0 million respectively, related to the Acquisition.

During fiscal 1997 a net $10.8 million of cash ($26.8 million paid in cash consideration and direct Acquisition costs less $16.0 million in cash and cash equivalents purchased) was used to acquire Security Bancorp.

During the fiscal years ended June 30, 1998, 1997 and 1996, investing activities were funded primarily by principal repayments on loans and mortgage-backed securities and investment securities and the maturity of investment securities and the sale of loans, mortgage-backed securities and investments totaling $474.2 million, $313.5 million, and $232.3 million for the respective fiscal years.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


The major sources of cash flows from financing activities are deposits into savings accounts and additional borrowings. The major uses of cash flows from financing activities are withdrawals from savings accounts and payments on borrowings. For the fiscal year ended June 30, 1998 and 1997 the net increase in cash flows from financing activities was $32.3 million and $1.4 million respectively, and a net decrease of $19.6 million for the fiscal year ended June 30, 1996.

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be waived at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is 5%. The Bank's regulatory liquidity ratio was 18.8% at June 30, 1998.

The Bank's most liquid assets are cash and cash in banks and highly liquid, short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending, and investing activities during any given period. At June 30, 1998, the Bank's regulatory liquid assets totaled $139.1 million.

Liquidity management for the Bank is both a daily and long-term function of the Company's management strategy. Excess funds are generally invested in short-term investments such as FHLB certificates of deposit. If the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB of Seattle advances. At June 30, 1998, the Bank had outstanding borrowings of $255.2 million, which included $248.1 million of FHLB advances, $511,000 of collateralized mortgage obligations and $6.6 million of repurchase agreements and other borrowed money.

At June 30, 1998, the Bank had outstanding commitments to originate loans of $18.9 million, of which $8.9 million was at fixed interest rates. These loans are to be secured by properties located in the Bank's primary market areas. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit scheduled to mature in less than one year from June 30, 1998 totaled $282.1 million.

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

                                    Dividends

The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Bank, tax considerations, industry standards, economic conditions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Western Security, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Notes 2 and 3 of the Notes to Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


                              Year 2000 Compliance

As the year 2000 approaches, significant concerns have been expressed with respect to the ability of existing computer software programs and operating systems to function properly with respect to data containing dates in the year 2000 and thereafter. Many existing application software products were designed to accommodate only a two digit year (e.g., 1998 is reflected as "98"). The Company's operating, processing and accounting operations are computer reliant and could be affected by the Year 2000 issues. Both the Bank and the Company are reliant on third-party vendors for their data processing needs as well as certain other significant functions and services (e.g., securities safekeeping services, securities pricing data, etc.). The Company currently is working with its third-party vendors in order to assess their Year 2000 readiness. While no assurance can be given that such third party vendors will be Year 2000 compliant, management believes that such vendors are taking appropriate steps to address the issues on a timely basis. Based on certain preliminary estimates, the Company currently believes that its costs related to upgrading its systems and software for Year 2000 issues will not exceed $600,000. While the Company currently has no reason to believe that the cost of addressing such issues will materially affect the Bank's products, services or ability to compete effectively, no assurance can be made that the Company or the third party vendors on which it relies will become Year 2000 compliant in a successful and timely fashion. Nevertheless, the Company does not believe that the cost of addressing the Year 2000 issues will be a material event or uncertainty that would cause reported financial information not to be necessarily indicative of future operating results or financial conditions, nor does it believe that the costs or the consequences of incomplete or untimely resolution of its Year 2000 issues represent a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future financial condition.

                         WESTERFED FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                         Three years ended June 30, 1998

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report
                          ----------------------------



The Board of Directors
WesterFed Financial Corporation:

We have audited the accompanying consolidated balance sheets of WesterFed Financial Corporation and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WesterFed Financial Corporation and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998 in conformity with generally accepted accounting principles.






Billings, Montana
July 24, 1998

WesterFed Financial Corporation and Subsidiaries

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)

                                                                 June 30,
                                                           --------------------
                                                              1998        1997
                                                           ----------   -------
Assets
------
Cash and due from banks .................................  $   19,440    16,999
Interest-bearing due from banks .........................       9,628       160
                                                           ----------   -------
      Cash and cash equivalents .........................      29,068    17,159

Interest-bearing deposits ...............................         100     2,000
Investment securities available-for-sale ................     108,511    51,683
Investment securities, at amortized cost (estimated
  fair value of $16,974 in 1998 and $27,728 in 1997) ....      16,847    27,466
Stock in Federal Home Loan Bank of Seattle, at cost .....      13,560    11,456
Mortgage-backed securities available-for-sale ...........      24,135    31,388
Mortgage-backed securities, at amortized cost
  (estimated fair value of $104,962 in 1998
  and $119,193 in 1997) .................................     102,298   117,781
Loans available-for-sale ................................       6,922     3,700
Loans receivable, net ...................................     650,371   626,577
Interest receivable .....................................       7,778     6,957
Premises and equipment, net .............................      30,089    29,291
Core deposit intangible .................................       4,518     5,276
Goodwill ................................................      15,762    15,562
Cash surrender value of life insurance policies .........       6,705     6,120
Other assets ............................................       5,472     3,223
                                                           ----------   -------
                                                           $1,022,136   955,639
                                                           ==========   =======
--------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
------------------------------------
Deposits ................................................  $  636,441   630,869
Repurchase agreements ...................................       6,233     7,786
Borrowed funds ..........................................     248,953   191,450
Advances from borrowers for taxes and insurance .........       4,052     3,753
Income taxes - current and deferred .....................       2,289     3,504
Accrued interest payable ................................       4,480     3,593
Accrued expenses and other liabilities ..................       9,988    10,425
                                                           ----------   -------
      Total liabilities .................................     912,436   851,380
                                                           ----------   -------
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized; none outstanding ........................          --        --
  Common stock, $.01 par value, 10,000,000 shares
    authorized; 5,836,691 shares issued, 5,585,303
    outstanding in 1998; 5,798,713 shares issued,
    5,564,904 outstanding in 1997 .......................          56        56
  Paid-in capital .......................................      68,923    67,941
  Common stock acquired by ESOP/RRP .....................      (2,520)   (2,936)
  Treasury stock, at cost ...............................      (3,461)   (3,081)
  Net unrealized gain (loss) on securities
    available-for-sale ..................................          23       (35)
  Retained earnings .....................................      46,679    42,314
                                                           ----------   -------
      Total stockholders' equity ........................     109,700   104,259
                                                           ----------   -------
Commitments and contingencies ...........................  $1,022,136   955,639
                                                           ==========   =======
Book value per common share outstanding .................  $    19.64     18.74
                                                           ==========   =======

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Income
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                         Year Ended June 30,
                                                     ---------------------------
                                                       1998      1997      1996
                                                     -------    ------    ------
Interest income:
  Loans receivable ..............................    $56,261    37,923    28,640
  Mortgage-backed securities ....................      9,676     8,185     9,167
  Investment securities .........................      7,580     3,884     3,769
  Interest-bearing deposits .....................        675     1,045       787
  Other .........................................        332       223       181
                                                     -------    ------    ------
      Total interest income .....................     74,524    51,260    42,544
                                                     -------    ------    ------
Interest expense:
  NOW and money market demand ...................      3,321     2,029     1,740
  Savings .......................................      2,658     2,223     1,940
  Certificates of deposit .......................     21,714    14,737    12,074
  Cost of Swaps and Caps ........................        110       249       331
                                                     -------    ------    ------
                                                      27,803    19,238    16,085
  Borrowed funds ................................     14,483     9,169     8,652
                                                     -------    ------    ------
      Total interest expense ....................     42,286    28,407    24,737
                                                     -------    ------    ------
      Net interest income .......................     32,238    22,853    17,807
Provision for loan losses .......................        840       400        --
                                                     -------    ------    ------
      Net interest income after provision
        for loan losses .........................     31,398    22,453    17,807
                                                     -------    ------    ------
Non-interest income:
  Loan origination fees on loans sold ...........      2,268       667       348
  Service fees ..................................      4,486     3,034     2,120
  Net gain on sale of loans and securities
    available-for-sale ..........................      1,053       678       577
  Other .........................................        574       306       267
                                                     -------    ------    ------
      Total non-interest income .................      8,381     4,685     3,312
                                                     -------    ------    ------
Non-interest expense:
  Compensation and employee benefits ............     13,149     9,342     7,523
  Net occupancy expense of premises .............      2,153     1,373       880
  Equipment and furnishings .....................      1,846     1,009       643
  Data processing ...............................      1,644       962       632
  Deposit insurance premium .....................        358       517       806
  SAIF assessment ...............................         --     2,297        --
  Intangibles amortization ......................      1,391       532        --
  Marketing and advertising .....................        789       571       559
  Other .........................................      6,429     3,965     2,961
                                                     -------    ------    ------
      Total non-interest expense ................     27,759    20,568    14,004
                                                     -------    ------    ------
      Income before income taxes ................     12,020     6,570     7,115

Income taxes ....................................      4,760     2,063     2,556
                                                     -------    ------    ------
      Net income ................................    $ 7,260     4,507     4,559
                                                     =======    ======    ======
Net income per common share:
  Basic .........................................    $  1.37      1.01      1.13
                                                     =======    ======    ======
  Diluted .......................................    $  1.29       .96      1.08
                                                     =======    ======    ======

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                                                                  Net
                                                                                               unrealized
                                                                                              gain (loss)
                                                                                             on securities
                                                       Common   Paid-in    ESOP/   Treasury    available-    Retained
                                                        stock   capital     RRP      stock      for-sale     earnings    Total
                                                       ------   -------   ------   --------  -------------   --------    -----
Balance at June 30, 1995 ............................   $ 46     45,232   (4,271)   (3,066)       295         36,910     75,146
Net income ..........................................     --         --       --        --         --          4,559      4,559
ESOP shares committed to be released ................     --        219      227        --         --             --        446
Amortization of RRP .................................     --         --      473        --         --             --        473
Shares forfeited by RRP participants--1,252 shares ..     --         --       13       (13)        --             --         --
Net change in unrealized gain on securities
  available-for-sale, net of income taxes of $317 ...     --         --       --        --       (521)            --       (521)
Cash dividends declared ($.36 per share) ............     --         --       --        --         --         (1,496)    (1,496)
                                                        ----     ------   ------    ------       ----         ------    -------
Balance at June 30, 1996 ............................     46     45,451   (3,558)   (3,079)      (226)        39,973     78,607

Net income ..........................................     --         --       --        --         --          4,507      4,507
ESOP shares committed to be released ................     --        265      227        --         --             --        492
Amortization of RRP .................................     --         --      499        --         --             --        499
Shares forfeited by RRP participants--195 shares ....     --         --        2        (2)        --             --         --
Common stock acquired by RRP (5,418 shares)  ........     --        106     (106)       --         --             --         --
Common stock options exercised (13,768 shares) ......     --        184       --        --         --             --        184
Common stock issued (534 shares) ....................     --         10       --        --         --             --         10
Security Bancorp acquisition:
  Issuance of 1,150,175 shares, net of issuance
    costs of $200 ...................................     10     21,052       --        --         --             --     21,062
  Issuance of options allowing holders to
    acquire 94,696 shares ...........................     --        873       --        --         --             --        873
Net change in unrealized loss on securities
  available-for-sale, net of income taxes of $112 ...     --         --       --        --        191             --        191
Cash dividends declared ($.45 per share) ............     --         --       --        --         --         (2,166)    (2,166)
                                                        ----     ------   ------    ------       ----         ------    -------
Balance at June 30, 1997 ............................     56     67,941   (2,936)   (3,081)       (35)        42,314    104,259

Net income ..........................................     --         --       --        --         --          7,260      7,260
Purchase of treasury stock, at cost--17,500 shares ..     --         --       --      (379)        --             --       (379)
ESOP shares committed to be released ................     --        425      227        --         --             --        652
Amortization of RRP .................................     --         --      188        --         --             --        188
Shares forfeited by RRP participants--75 shares .....     --         --        1        (1)        --             --         --
Common stock options exercised (37,978 shares) ......     --        557       --        --         --             --        557
Net change in unrealized loss on securities
  available-for-sale, net of income taxes of $34 ....     --         --       --        --         58             --         58
Cash dividends declared ($.54 per share) ............     --         --       --        --         --         (2,895)    (2,895)
                                                        ----     ------   ------    ------       ----         ------    -------
Balance at June 30, 1998 ............................   $ 56     68,923   (2,520)   (3,461)        23         46,679    109,700
                                                        ====     ======   ======    ======       ====         ======    =======

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Dollars in thousands)

                                                                      Year Ended June 30,
                                                               --------------------------------
                                                                  1998        1997        1996
                                                               ---------    --------    -------
Net cash provided by operating activities ..................   $  30,735      24,105     19,557
                                                               ---------    --------    -------
Cash flows from investing activities:
  Net change in interest-bearing deposits ..................       1,900       1,000       (898)
  Purchases of:
    FHLB stock .............................................      (1,129)         --       (200)
    Investment securities ..................................      (5,483)     (9,956)    (4,594)
    Investment securities available-for-sale ...............    (143,279)    (79,804)   (31,325)
    Mortgage-backed securities .............................          --      (5,950)      (990)
    Mortgage-backed securities available-for-sale ..........      (6,990)       (983)   (21,274)
  Proceeds from maturities:
    Investment securities ..................................      16,316       9,351      8,100
    Investment securities available-for-sale ...............      70,545      61,289     40,536
  Proceeds from sales of:
    Investment securities available-for-sale ...............      16,065       5,192      3,840
    Mortgage-backed securities available-for-sale ..........       3,222      31,937     30,862
  Principal payments from:
    Investment securities available-for-sale ...............         437         385      1,102
    Mortgage-backed securities .............................      15,661       8,897      8,896
    Mortgage-backed securities available-for-sale ..........      10,955      14,113     20,721
  Net change in loans receivable ...........................     (24,516)    (43,911)   (53,541)
  Proceeds from sales of premises and equipment ............       1,162          --         --
  Purchases of premises and equipment ......................      (5,682)     (2,426)    (3,253)
  Purchase of life insurance policies ......................        (285)         --         --
  Acquisition of Security Bancorp, net of cash and cash
    equivalents acquired of $16,013 ........................          --     (10,776)        --
                                                               ---------    --------    -------
      Net cash used in investing activities ................     (51,101)    (21,642)    (2,018)
                                                               ---------    --------    -------
Cash flows from financing activities:
  Net change in deposits ...................................     (21,366)    (25,093)    (9,667)
  Net change in repurchase agreements ......................      (1,553)        974         --
  Proceeds from borrowings .................................     344,165     136,090     77,720
  Payments on borrowings ...................................    (286,719)   (108,606)   (86,658)
  Net change in advances from borrowers for taxes
    and insurance ..........................................         299        (295)       (54)
  Dividends paid to stockholders ...........................      (2,729)     (1,867)      (955)
  Proceeds from exercise of options and stock issuances ....         557         194         --
  Payments to acquire treasury stock .......................        (379)         --         --
                                                               ---------    --------    -------
      Net cash provided by (used in) financing activities ..      32,275       1,397    (19,614)
                                                               ---------    --------    -------
Net increase (decrease) in cash and cash equivalents .......      11,909       3,860     (2,075)

Cash and cash equivalents at beginning of year .............      17,159      13,299     15,374
                                                               ---------    --------    -------
Cash and cash equivalents at end of year ...................   $  29,068      17,159     13,299
                                                               =========    ========    =======
Supplemental disclosure of cash flow information:
  Payments during the period for:
    Interest ...............................................   $  13,900       8,942      8,938
    Income taxes, net ......................................       4,080       3,014      2,441
                                                               =========    ========    =======

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

WesterFed Financial Corporation ("WesterFed," and collectively with its subsidiary, the "Company") serves the financial needs of 20 communities in the state of Montana through its wholly-owned subsidiary, Western Security Bank (the "Bank"), a federally chartered savings bank. In addition to traditional financial institution services, the Company provides insurance, investment and other related services through Western Security Investment Services, Inc., WesterFed Insurance Services, Service Corporation of Montana, Monte Mac I, Inc. and COAD Limited Partnership, all wholly-owned subsidiaries of the Bank.

The Company's consolidated financial statements have been prepared in conformity with generally accepted accounting principles. All significant intercompany balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. A substantial portion of the Company's loans are secured by collateral in the state of Montana. Accordingly, as with most financial institutions in the market area, the collectibility of a substantial portion of the carrying value of the Company's loan portfolio is susceptible to changes in market conditions.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Company's market area and the composition of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Fiscal Year

The Company's fiscal year ends on June 30 each year. Reference to a fiscal year refers to the year in which such fiscal year ends.

Cash Equivalents

For purposes of the statements of cash flows, cash equivalents  consist of daily
interest  demand   deposits,   non-interest-bearing   deposits  with  banks  and
interest-bearing deposits having original maturities of three months or less.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are excluded from earnings and included as a separate component of stockholders' equity. Upon realization, gains and losses are included in earnings using the specific identification method. Investment securities and mortgage-backed securities, other than those designated as available-for-sale or trading, are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost. All securities are adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

Management   determines  the  appropriate   classification   of  investment  and
mortgage-backed securities at the purchase date.

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

Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected. Discounts are accreted and premiums amortized to income using the level-yield method over the estimated lives of the loans. Loans that can be contractually prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment are measured like debt securities available-for-sale.

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

Management determines the appropriate classification of loans as either held to maturity or available-for-sale at origination, in conjunction with the Company's overall asset/liability management strategy.

The cost of loan servicing rights acquired is included in other assets and amortized in proportion to, and over the period of, estimated net servicing revenues.

The carrying value of loan servicing rights and the amortization thereon is periodically evaluated in relation to estimated future net servicing revenues. The Company evaluates the carrying value of the servicing portfolio for impairment by estimating the future net servicing income of the portfolio based on management's best estimate of remaining loan lives and contractual interest rates.

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

The Company also provides an allowance for losses on specific loans which are deemed to be impaired. Groups of small balance homogeneous basis loans (generally the Company's consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Bank will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for possible loan losses is increased through a charge to expense for the amount of the impairment. For all non-consumer loans, impairment is measured based on value of the underlying collateral. The value of the underlying collateral is determined by reducing the collateral's estimated current value by anticipated selling costs. The Company's impaired loans are the same as those non-consumer loans currently reported as non-accrual. The Company recognizes interest income on impaired loans only to the extent that cash payments are received.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Real Estate Owned

Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. Other assets include $421 and $82 of real estate and other personal property acquired through foreclosure at June 30, 1998 and 1997, respectively.

Cash Surrender Value of Life Insurance

The Company has acquired life insurance policies covering certain key employees for which the Company is the beneficiary. The Company makes one-time lump-sum payments as key employees are identified. Earnings on the premiums paid, usually in the form of lump-sum payments, are expected to exceed future premiums and expenses associated with the policies and thus result in an increase in the cash surrender value of the policies.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated amortization and depreciation. Depreciation and amortization are computed using the straight-line and double declining balance methods over the estimated useful lives of the assets or leases ranging from 5 to 40 years.

Long-Lived Assets

Long-lived assets and identifiable intangibles are reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset.

Goodwill

Goodwill reflects the excess of cost over fair value of identifiable net assets which were acquired during 1997. Goodwill is amortized over 25 years.
Accumulated amortization at June 30, 1998 and 1997 was $833 and $200, respectively.

Core Deposit Intangible

Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in a 1997 acquisition and is amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. Accumulated amortization at June 30, 1998 and 1997 was $1,080 and $332, respectively.

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

WesterFed and its subsidiaries file consolidated Federal and state income tax returns.

Financial Instruments

The Company periodically enters into interest rate exchange agreements (Swaps) and interest rate cap agreements (Caps) as part of its overall asset/liability management strategies. Estimated amounts to be received or paid on the Swap settlement dates are accrued when realized. The net Swap settlements are reflected in interest expense. Transaction fees on Caps are amortized to interest expense over the life of the related Caps using the straight-line method. Any payments received on Caps are reflected in operations.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Stock Based Compensation

The cost of stock based compensation issued to third parties is measured at the grant date based on the fair value of the award. For grants to employees, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock.

Per Share Data

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 revises the manner in which earnings per share (EPS) is calculated by replacing the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. Fiscal 1998 EPS have been presented in accordance with SFAS No. 128 and all prior periods presented have been restated to conform with SFAS No. 128.

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period less unvested RRP and unallocated ESOP shares. Diluted earnings per common share is calculated by dividing net income by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method.
--------------------------------------------------------------------------------
(2)  CONVERSION TO STOCK OWNERSHIP

WesterFed was formed in September 1993. On January 6, 1994, the Bank completed its conversion from a mutual to a stock form savings bank at which time WesterFed issued 4,436,657 shares of common stock at $10 per share realizing $43,057 after deducting stock offering expense of $1,309. WesterFed used $21,529 to purchase 100 percent of the common stock of the Bank.

As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's common stock. The Bank may not declare or pay a cash dividend to its holding company, WesterFed, on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.
--------------------------------------------------------------------------------
(3)  REGULATORY MATTERS

WesterFed's ability to pay dividends is dependent upon the dividends it receives from the Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements as specified by the Office of Thrift Supervision (OTS). A "Tier 1" institution, which is defined as an institution that has capital immediately prior to a proposed capital distribution that is equal to or greater than the amount of its fully phased-in capital requirement, is authorized to make capital distributions during a calendar year up to the higher of 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. The Bank is a Tier 1 institution.

Capital standards require the Bank to have minimum regulatory tangible capital equal to 1.5% of adjusted total assets, a minimum 3.0% core capital ratio and an 8.0% risk-based capital ratio. In addition, federal banking agencies have adopted regulations which establish a system for prompt regulatory corrective action with respect to depository institutions which do not meet minimum capital requirements. The "prompt corrective action" regulations established five categories related to the level of capital of the depository institution: (1) well-capitalized, (2) adequately capitalized, (3) under-capitalized, (4) significantly undercapitalized, and (5) critically

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


undercapitalized. A "well-capitalized" institution meets the minimum level required by regulation (i.e., total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater). The Bank's total risk-based, Tier 1 and core capital ratios were 13.81%, 13.03% and 8.27% at June 30, 1998. The Bank's total risk-based, Tier 1 and core capital ratios were 14.54%, 13.75% and 8.54% at June 30, 1997. At June 30, 1998, the Bank was categorized as "well-capitalized."

The Bank's compliance with capital requirements at June 30, 1998 and 1997 follows:

                                                      Minimum to          Minimum
                                                    be adequately        to be well
                                                  capitalized under  capitalized under
                                                  prompt corrective  prompt corrective
                                     Actual       actions provision  actions provision
                                ---------------   -----------------  -----------------
                                 Amount   Ratio     Amount   Ratio     Amount   Ratio
                                -------   -----    -------   -----    -------   -----
As of June 30, 1998:
  Total capital (to
    risk-weighted assets) ...   $86,975   13.81%   $50,394   8.00%    $62,992   10.00%
  Core (Tier 1) capital (to
    risk-weighted assets) ...    82,084   13.03     25,197   4.00      37,795    6.00
  Core (Tier 1) capital (to
    adjusted assets) ........    82,084    8.27     39,724   4.00      49,655    5.00
  Tangible capital (to
    tangible assets) ........    82,084    8.27     14,896   1.50      14,896    1.50
                                =======   =====    =======   ====     =======   =====
As of June 30, 1997:
  Total capital (to
    risk-weighted assets) ...   $84,393   14.54%   $46,424   8.00%    $58,030   10.00%
  Core (Tier 1) capital (to
    risk-weighted assets) ...    79,768   13.75     23,212   4.00      34,818    6.00
  Core (Tier 1) capital (to
    adjusted assets) ........    79,768    8.54     37,377   4.00      46,722    5.00
  Tangible capital (to
    tangible assets) ........    79,768    8.54     14,016   1.50      14,016    1.50
                                =======   =====    =======   ====     =======   =====

The following is a reconciliation of capital as shown on the consolidated financial statements and tangible, core and risk-based regulatory capital of the Bank at June 30, 1998 and 1997:

                                                               1998       1997
                                                             --------   -------
Capital per consolidated financial statements .............  $109,700   104,259
  Less: Nonqualifying equity ..............................    (6,263)   (3,597)
        Goodwill and other intangibles ....................   (20,280)  (20,838)
        Nonqualifying purchased mortgage loan servicing ...    (1,062)      (14)
        Unrealized losses on certain securities
          available-for-sale ..............................       (11)      (42)
                                                             --------   -------
Tangible and Core capital .................................    82,084    79,768
  Add:  general valuation allowance .......................     4,891     4,625
                                                             --------   -------
Risk-based capital ........................................  $ 86,975    84,393
                                                             ========   =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(4)  INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities at June 30, 1998 and 1997 are summarized as follows:

                                                                             1998
                                                       -----------------------------------------------
                                                                      Gross        Gross     Estimated
                                                       Amortized   unrealized   unrealized      fair
                                                          cost        gains       losses       value
                                                       ---------   ----------   ----------   ---------
Investment securities held-to-maturity:
Federal agency obligations ..........................   $  2,994        27           --         3,021
U.S. Government obligations .........................        100        --           --           100
Corporate obligations ...............................     11,473        87           --        11,560
Other investments ...................................      2,280        13           --         2,293
                                                        --------      ----         ----       -------
    Total investment securities held-to-maturity ....     16,847       127           --        16,974
                                                        ========      ====         ====       =======
Investment securities available-for-sale:
Federal agency obligations ..........................   $ 89,792       100         (111)       89,781
Corporate obligations ...............................     18,658        62           --        18,720
Other ...............................................          3         7           --            10
                                                        --------      ----         ----       -------
    Total investment securities available-for-sale ..   $108,453       169         (111)      108,511
                                                        ========      ====         ====       =======

                                                                             1997
                                                       -----------------------------------------------
                                                                      Gross        Gross     Estimated
                                                       Amortized   unrealized   unrealized      fair
                                                          cost        gains       losses       value
                                                       ---------   ----------   ----------   ---------
Investment securities held-to-maturity:
Federal agency obligations ..........................   $ 18,804       184           --        18,988
U.S. Government obligations .........................        297         1           --           298
Corporate obligations ...............................      5,980        66           --         6,046
Other investments ...................................      2,385        13           (2)        2,396
                                                        --------      ----         ----       -------
    Total investment securities held-to-maturity ....   $ 27,466       264           (2)       27,728
                                                        ========      ====         ====       =======
Investment securities available-for-sale:
Federal agency obligations ..........................   $ 46,067       113         (211)       45,969
Corporate obligations ...............................      5,622        54           (1)        5,675
Other ...............................................          3        36           --            39
                                                        --------      ----         ----       -------
    Total investment securities available-for-sale ..   $ 51,692       203         (212)       51,683
                                                        ========      ====         ====       =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations at par value without prepayment penalties. The cost and estimated fair value of investment securities at June 30, 1998, by contractual maturity, are shown below:

                                                                           Fair
                                                              Cost        Value
                                                            --------     -------
Investment securities held-to-maturity
Due in:
  Less than one year ....................................   $    100         100
  One to five years .....................................     14,538      14,651
  Five to ten years .....................................        236         236
  After ten years .......................................      1,973       1,987
                                                            --------     -------
                                                            $ 16,847      16,974
                                                            ========     =======
Investment securities available-for-sale
Due in:
  Less than one year ....................................   $ 39,288      39,244
  One to five years .....................................     68,034      68,126
  After ten years .......................................      1,128       1,070
  Other .................................................          3          71
                                                            --------     -------
                                                            $108,453     108,511
                                                            ========     =======

Gross proceeds from sales of investment securities available-for-sale for 1998, 1997 and 1996 were $16,065, $5,192 and $3,840, respectively. These sales resulted in gross gains of $68, $18 and $23 in 1998, 1997 and 1996, respectively, and gross losses of $0, $34 and $27 in 1998, 1997 and 1996, respectively.

Pursuant to a collateral agreement with the FHLB, all unpledged, qualifying investment securities, including those available-for-sale, are pledged to secure advances from the FHLB.
--------------------------------------------------------------------------------
(5)  MORTGAGE-BACKED SECURITIES

A summary of mortgage-backed securities at June 30, 1998 and 1997 is as follows:

                                                                               1998
                                                         -----------------------------------------------
                                                                        Gross        Gross     Estimated
                                                         Amortized   unrealized   unrealized      fair
                                                            cost        gains       losses       value
                                                         ---------   ----------   ----------   ---------
Mortgage-backed securities held-to-maturity:
FHLMC ..................................................  $ 39,508        786          --        40,294
GNMA ...................................................    14,776        194          --        14,970
Collateralized mortgage obligations--federal agency ....    44,874      1,666          --        46,540
Other ..................................................     3,140         49         (31)        3,158
                                                          --------      -----        ----       -------
  Total mortgage-backed securities held-to-maturity ....  $102,298      2,695         (31)      104,962
                                                          ========      =====        ====       =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                                               1998
                                                         -----------------------------------------------
                                                                        Gross        Gross     Estimated
                                                         Amortized   unrealized   unrealized      fair
                                                            cost        gains       losses       value
                                                         ---------   ----------   ----------   ---------
Mortgage-backed securities available-for-sale:
FHLMC ..................................................  $ 12,265        112        (109)       12,268
GNMA ...................................................       438          4          --           442
FNMA ...................................................     7,742         49         (70)        7,721
Collateralized mortgage obligations--federal agency ....     3,711         --          (7)        3,704
                                                          --------      -----        ----       -------
  Total mortgage-backed securities available-for-sale ..  $ 24,156        165        (186)       24,135
                                                          ========      =====        ====       =======

                                                                               1997
                                                         -----------------------------------------------
                                                                        Gross        Gross     Estimated
                                                         Amortized   unrealized   unrealized      fair
                                                            cost        gains       losses       value
                                                         ---------   ----------   ----------   ---------
Mortgage-backed securities held-to-maturity:
FHLMC ..................................................  $ 49,630        354        (200)       49,784
GNMA ...................................................    18,291        223          --        18,514
Collateralized mortgage obligations--federal agency ....    45,815        842         (86)       46,571
Other ..................................................     4,045        279          --         4,324
                                                          --------      -----        ----       -------
  Total mortgage-backed securities held-to-maturity ....  $117,781      1,698        (286)      119,193
                                                          ========      =====        ====       =======
Mortgage-backed securities available-for-sale:
FHLMC ..................................................  $ 16,496        106        (162)       16,440
GNMA ...................................................       562         --          (3)          559
FNMA ...................................................    12,372         73        (101)       12,344
Other ..................................................     2,004         41          --         2,045
                                                          --------      -----        ----       -------
  Total mortgage-backed securities available-for-sale ..  $ 31,434        220        (266)       31,388
                                                          ========      =====        ====       =======

Gross proceeds from sales of mortgage-backed securities available-for-sale for 1998, 1997 and 1996 were $3,222, $31,937 and $30,862, resulting in gross gains of $40, $76 and $673 and gross losses of $11, $19 and $279, respectively.

Expected maturities of mortgage-backed securities will differ from contractual maturities because issuers may have the right to prepay obligations with or without penalties. The contractual weighted average life of mortgage-backed securities is 18.4 years at June 30, 1998.

Mortgaged backed securities with amortized cost of $39,350 and $35,582 at June 30, 1998 and 1997, respectively, were pledged to secure public deposits and securities sold under repurchase agreements. The approximate market value of securities pledged at June 30, 1998 and 1997 was $40,189 and $35,939, respectively.

Mortgage-backed securities with a recorded value of approximately $1,474 and $1,920 have been pledged to secure collateralized mortgage obligations at June 30, 1998 and 1997, respectively.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(6)  LOANS RECEIVABLE

A summary of loans receivable at June 30, 1998 and 1997 is summarized as follows:

                                                            1998          1997
                                                          --------      -------
Loans secured by real estate:
  1-4 residential units .............................     $310,062      334,894
  5 or more residential units .......................       42,716       40,237
  Construction ......................................       17,523       19,858
  Commercial ........................................       61,415       49,348
  Agriculture .......................................       11,066        7,970
  Other nonresidential ..............................        2,735          701
  FHA insured or VA guaranteed ......................        8,601       13,683
                                                          --------      -------
      Total real estate loans .......................      454,118      466,691
Less:
  Net deferred loan origination fees ................       (1,453)      (1,813)
  Undisbursed loan funds ............................       (5,178)      (9,489)
  Purchased discounts ...............................       (1,159)      (1,383)
  Allowance for loan losses .........................       (2,177)      (2,631)
                                                          --------      -------
      Net real estate loans .........................      444,151      451,375

Other loans:
  Commercial (Non real estate) ......................       34,384       28,924
  Agriculture (Non real estate) .....................       24,036       18,866
  Loans to depositors, secured by deposits ..........        3,194        4,101
  Indirect consumer loans ...........................       64,287       40,708
  Other consumer loans--real estate secured .........       54,619       58,551
  Other consumer loans ..............................       35,352       29,772
  Allowance for loan losses .........................       (2,730)      (2,020)
                                                          --------      -------
      Net other loans ...............................      213,142      178,902
                                                          --------      -------
                                                           657,293      630,277
Less loans available-for-sale .......................       (6,922)      (3,700)
                                                          --------      -------
                                                          $650,371      626,577
                                                          ========      =======

The Bank has pledged, under a blanket assignment, its unpledged and qualifying mortgage portfolio to secure advances from the FHLB.

A summary of nonperforming loans at June 30, 1998 and 1997 follows:

                                                             1998          1997
                                                           --------       ------
Nonaccrual loans ......................................     $3,989        1,517
Loans 90 days or more delinquent and still accruing ...        626          836
                                                            ------        -----
      Total nonperforming loans .......................     $4,615        2,353
                                                            ======        =====

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


If interest income on nonaccrual loans had been accrued in accordance with their original terms, approximately $271, $71 and $22 of interest income would have been recorded in 1998, 1997 and 1996, respectively. Interest income recognized on nonaccrual loans during the years ended June 30, 1998, 1997, and 1996 was insignificant. At June 30, 1998, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

An analysis of the allowance for loan losses for each of the years ended June 30, 1998, 1997 and 1996 is as follows:

                                                      1998       1997      1996
                                                     ------     -----     -----
Balance at beginning of year .....................   $4,651     2,005     2,011
Reserves acquired ................................       --     2,481        --
Provision charged to operations ..................      840       400        --
Charge-offs ......................................     (637)     (253)      (11)
Recoveries .......................................       53        18         5
                                                     ------     -----     -----
Balance at end of year ...........................   $4,907     4,651     2,005
                                                     ======     =====     =====
--------------------------------------------------------------------------------
(7)  INTEREST RECEIVABLE

A summary of interest receivable at June 30, 1998 and 1997 is as follows:

                                                                 1998      1997
                                                                ------    -----
Loans .......................................................   $5,520    4,768
Mortgage-backed securities ..................................      776    1,004
Investment securities .......................................    1,475    1,148
Interest-bearing deposits ...................................        7       37
                                                                ------    -----
                                                                $7,778    6,957
                                                                ======    =====
--------------------------------------------------------------------------------
(8)  PREMISES AND EQUIPMENT

Premises and equipment at June 30, 1998 and 1997 is summarized as follows:

                                                                 1998     1997
                                                               -------  -------
Land ........................................................  $ 5,593    6,007
Office buildings and leasehold improvements .................   26,887   28,013
Furniture, fixtures and equipment ...........................   10,789    7,509
                                                               -------  -------
                                                                43,269   41,529
Less accumulated depreciation and amortization ..............  (13,180) (12,238)
                                                               -------  -------
                                                               $30,089   29,291
                                                               =======  =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(9)  DEPOSITS

Deposits at June 30, 1998 and 1997 are summarized as follows:

                                                                1998       1997
                                                              --------   -------
Certificates of deposit ....................................  $381,223   376,252
Savings accounts ...........................................    94,557   102,923
Money market accounts ......................................    55,464    49,062
NOW accounts ...............................................    74,673    76,582
Noninterest-bearing demand .................................    30,524    26,050
                                                              --------   -------
                                                              $636,441   630,869
                                                              ========   =======

Certificates of deposit at June 30, 1998 mature as follows:

                                         Less     One to   Two to    Three    Four to
                                         than       two     three   to four     five    There-
                                       one year    years    years    years     years     after    Total
                                       --------   ------   ------   -------   -------   ------   -------
2.00% to 3.99% ......................  $  1,572       22       --       --        --       --      1,594
4.00% to 4.99% ......................     6,748      148       --       --        --       --      6,896
5.00% to 5.99% ......................   192,004   27,330    7,151    2,079     1,412       31    230,007
6.00% to 6.99% ......................    35,295   26,153   15,112    1,796     4,749       --     83,105
7.00% to 8.99% ......................     5,979    2,443       --       --         6       --      8,428
                                       --------   ------   ------    -----     -----     ----    -------
                                        241,598   56,096   22,263    3,875     6,167       31    330,030
Jumbo ...............................    40,541    6,670    2,357      927       698       --     51,193
                                       --------   ------   ------    -----     -----     ----    -------
    Total certificates of deposit ...  $282,139   62,766   24,620    4,802     6,865       31    381,223
                                       ========   ======   ======    =====     =====     ====    =======

--------------------------------------------------------------------------------
(10) REPURCHASE AGREEMENTS

Repurchase agreements generally mature on the next banking day. The securities underlying agreements to repurchase are for the same securities originally sold and are held in a custody account by a third party. For the years ended June 30, 1998 and 1997, securities sold under agreements to repurchase averaged approximately $8,113 and $7,557, respectively. The maximum outstanding at any month end during the years ended June 30, 1998 and 1997 was approximately $9,645 and $7,786, respectively.
--------------------------------------------------------------------------------
(11) BORROWED FUNDS

Advances from the FHLB and other borrowings at June 30, 1998 and 1997 are summarized as follows:

                                                                1998       1997
                                                              --------   -------
Advances from Federal Home Loan Bank of Seattle ............  $248,133   190,338
Collateralized mortgage obligations ........................       511       797
8.5% contract payable ......................................       309       315
                                                              --------   -------
                                                              $248,953   191,450
                                                              ========   =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Advances from Federal Home Loan Bank of Seattle bear interest at rates from 4.75% to 8.11% and mature as follows:

          Years ending June 30
          --------------------
                  1999 ......................................  $171,768
                  2000 ......................................    15,000
                  2001 ......................................    13,156
                  2002 ......................................    19,658
                  2003 ......................................     6,691
                  Thereafter ................................    21,860
                                                               --------
                                                               $248,133
                                                               ========

Advances from the FHLB are secured by pledges of FHLB stock of $13,560 and $11,456 at June 30, 1998 and 1997, respectively, and a blanket assignment (the blanket assignment) of the Bank's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities.

The Bank is party to two $400,000 forward commitments with the FHLB. The commitments bear interest at 6.15% and have a seven year term. The commitments must be drawn by July 31, 1998 and October 31, 1998.

The contract payable requires monthly payments of principal and interest of $3, maturing in November 2016. The contract payable is secured by real estate.
--------------------------------------------------------------------------------
(12) INCOME TAXES

Prior to July 1, 1996, if certain conditions were met, the Company was allowed a special bad debt deduction in determining income for tax purposes. The deduction was based on either a specified experience formula or a percentage of taxable income before such deduction (most recently 8%). Under new legislation enacted in August 1996, the special bad debt deduction was eliminated effective for tax years beginning after December 31, 1995.

Retained earnings at June 30, 1998 includes approximately $13,800 for which no provision for income tax has been made. This amount primarily represents income offset by the percentage bad debt deduction for income tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this amount will result in taxable income in the foreseeable future. Also included in the August 1996 legislation were provisions which require the Bank to recapture bad debt deductions taken in excess of its base year reserves. The Company has provided a deferred tax liability on the excess deductions which are payable over six years beginning in 1997. At June 30, 1998, management does not foresee any events under which the base year amount of $13,800 would become taxable.

A summary of the provision for income taxes for the years ended June 30, 1998, 1997 and 1996 follows:

                                                       1998       1997      1996
                                                      ------     -----     -----
Federal:
  Current .........................................   $3,582     2,095     1,894
  Deferred ........................................      315      (408)      254
                                                      ------     -----     -----
                                                       3,897     1,687     2,148
                                                      ------     -----     -----
State:
  Current .........................................      753       440       377
  Deferred ........................................      110       (64)       31
                                                      ------     -----     -----
                                                         863       376       408
                                                      ------     -----     -----
                                                      $4,760     2,063     2,556
                                                      ======     =====     =====

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

In the fourth quarter of 1997, the Company entered into split-dollar life insurance agreements with certain key officers which resulted in the reversal of previously provided deferred income taxes related to the increase in cash surrender values. The effective tax rates for 1998, 1997 and 1996 are 39.6%, 31.4% and 35.9%, respectively.

A reconciliation between the income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate for 1998, 1997 and 1996 is as follows:

                                                                1998     1997    1996
                                                               ------   -----   -----
Computed "expected" tax expense .............................  $4,086   2,234   2,419
Accumulated earnings on life insurance policies .............     (99)    (53)    (50)
State income taxes, net of Federal income tax benefit .......     567     248     270
Reversal of deferred taxes--cash surrender value increases ..      --    (397)     --
Goodwill amortization .......................................     215      68      --
Tax credit ..................................................     (77)    (74)     --
Other .......................................................      68      37     (83)
                                                               ------   -----   -----
                                                               $4,760   2,063   2,556
                                                               ======   =====   =====

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 1998 and 1997 are as follows:

                                                                   1998     1997
                                                                  ------   -----
Deferred tax assets:
  Loans, principally allowance for loan losses .................  $2,112   1,789
  Purchased excess tax bases ...................................   1,283   1,400
  Loan servicing premium .......................................     277     326
  Deposits, principally difference in bases ....................     113     182
  Investment securities, principally differences in bases ......     669     781
  Employee benefits, principally deferred compensation and
    accrued vacation ...........................................   1,043   1,199
  Market value adjustment of investment securities and
    mortgage-backed securities available-for-sale ..............      --      20
  Other ........................................................       6     135
                                                                  ------   -----
      Gross deferred income tax assets .........................   5,503   5,832
                                                                  ------   -----
Deferred tax liabilities:
  FHLB stock dividends .........................................   3,002   2,626
  Core deposit intangible ......................................   1,738   2,029
  Deferred loan fees and origination costs .....................     315     348
  Life insurance contract income ...............................      43     470
  Loans, due primarily to tax bad debt reserves in excess
    of base year amount ........................................     612     902
  Loans, principally difference in bases .......................     446     525
  Fixed assets, principally difference in bases
    and depreciation ...........................................   1,475   2,296
  Market value adjustment of investment securities and
    mortgage-backed securities available-for-sale ..............      14      --
  Other ........................................................      36      --
                                                                  ------   -----
      Gross deferred income tax liabilities ....................   7,681   9,196
                                                                  ------   -----
      Net deferred income tax liability ........................  $2,178   3,364
                                                                  ======   =====

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the deferred tax assets are deductible, at June 30, 1998, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.
--------------------------------------------------------------------------------

(13) COMMITMENTS AND CONTINGENCIES

The Company leases certain land, premises and equipment from third parties under operating leases. The total future minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at June 30, 1998 are as follows:

          Years ended June 30,                                  Amount
          --------------------                                  ------
                  1999 ......................................   $  205
                  2000 ......................................      207
                  2001 ......................................      206
                  2002 ......................................      136
                  2003 ......................................      136
               Thereafter ...................................    1,505
                                                                ------
          Total minimum future rental expense ...............   $2,395
                                                                ======

The Company is the lessor of office space in certain of its branch office buildings under operating leases expiring in future years. Management expects as operating leases expire in the normal course of business, they will be renewed or replaced by leases on other properties at current market rental rates at the time of renewal. Approximate minimum future rentals to be received under non-cancelable leases subsequent to June 30, 1998 are as follows:

          Years ended June 30,                                  Amount
          --------------------                                  ------
                  1999 ......................................   $  533
                  2000 ......................................      403
                  2001 ......................................      286
                  2002 ......................................       61
                  2003 ......................................       35
               Thereafter ...................................       46
                                                                ------
          Total minimum future rental income ................   $1,364
                                                                ======

The deposits of the Bank are insured by the Savings  Association  Insurance Fund
(SAIF), one of two funds administered by the Federal Deposit Insurance Corporation (FDIC). Prior to September 1, 1996 the Bank paid premiums of approximately 0.23% of deposits. On September 30, 1996, the Deposit Insurance Funds Act of 1996 was signed, which authorized the FDIC to impose a special assessment on certain deposits held by thrift institutions. This special assessment, was intended to recapitalize the SAIF. The assessment of $2,297 and a related tax benefit of approximately $900 were recorded by the Bank on September 30, 1996. The assessment was paid in November 1996.

The Bank is a defendant in various matters of litigation generally incidental to its business. In the opinion of management, following consultation with legal counsel, liabilities arising from these proceedings, if any, will not have a material impact on the Company's liquidity, financial condition or results of operations.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


The Year 2000 issues involve the use of only two digits to identify a year in a date field, potentially causing application failures or erroneous results at the Year 2000. The Company and its customers' operating, processing and accounting operations are computer reliant and could be affected by the Year 2000 issues. The Company is reliant on third-party vendors for their data processing needs as well as certain other significant functions and services (e.g., securities safekeeping services, securities pricing data, etc.). The Company is currently working with its third-party vendors in order to assess their Year 2000 readiness. While no assurance can be given that such third party vendors will be Year 2000 compliant, management believes that such vendors are taking appropriate steps to address the issues on a timely basis. Based on certain preliminary estimates, the Company currently believes that its costs related to upgrading its systems and software for Year 2000 issues will not exceed $600,000. While the Company currently has no reason to believe that the cost of addressing such issues will materially affect the Company's products, services or ability to compete effectively, no assurance can be made that the Company, its customers or the third party vendors on which it relies will become Year 2000 compliant in a successful and timely fashion.
--------------------------------------------------------------------------------
(14) EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan (ESOP)

Effective July 1, 1993 the Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 354,933 shares of WesterFed's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $3,549 from WesterFed to fund the purchase, evidenced by a note receivable recorded by WesterFed, secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments from the ESOP of approximately $57, bearing interest at 7.26%, maturing December 2008. Contributions of cash or common stock are made from the Bank to the ESOP at the discretion of the Board of Directors. Dividends on common shares held by the ESOP are paid to the ESOP and, together with Bank contributions, are used by the ESOP to repay principal and interest on the outstanding note. For financial reporting purposes, the note receivable is classified as a reduction of consolidated stockholders' equity and amounts paid to WesterFed for interest have been eliminated in consolidation.

The Company records compensation expense equal to the fair value of shares at the date such shares are made available for allocation to plan participants' accounts. Shares become available for allocation as the ESOP repays the note receivable recorded by WesterFed. The Company recognized expense relating to the ESOP of $652, $492 and $446 during the years ended June 30, 1998, 1997 and 1996, respectively.

The ESOP shares as of June 30, 1998 and 1997 were as follows:

                                                          1998        1997
                                                        -------     -------
     Allocated shares ...............................   141,344     114,842
     Unallocated shares .............................   213,589     240,091
                                                        -------     -------
       Original ESOP common shares ..................   354,933     354,933

     Shares distributed to participants .............   (15,820)    (10,847)
                                                        -------     -------
       Common shares held by ESOP ...................   339,113     344,086
                                                        =======     =======

At June 30, 1998, the fair value of the unallocated shares was approximately $5,233.

Recognition and Retention Plan (RRP)

Under the RRP, common stock has been granted to certain officers, directors and employees. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting occurs in four equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unamortized deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. RRP compensation expense of $188, $499 and $473 has been recorded for the years ended June 30, 1998, 1997 and 1996, respectively.

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

The Company has granted incentive stock options and nonqualified stock options (the options). The term of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of grant. For incentive stock options, a maximum of 10,000 shares per Stock Option Plan participant are exercisable per year. All incentive and nonqualified stock options awarded are exercisable at the grant date.

Equity Incentive Plan

In conjunction with the acquisition of Security Bancorp (see Note 24), the stockholders of the Company approved the Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for granting various awards to directors, officers, and employees of WesterFed or any of its subsidiary corporations of various awards up to 250,000 shares of Common Stock. The Incentive Plan provides for awards in the form of stock options, stock appreciation rights, other securities and property and restricted stock (collectively, Incentive Awards).

The Company has granted Incentive Awards during the year ended June 30, 1997 which allow holders to acquire 42,000 common shares. The term of the options may not exceed 15 years from the date the options are granted. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the market value of the shares covered by the option on the date of grant. During any calendar year, no participant may be granted Incentive Awards under the Incentive Plan with respect to more than 50,000 shares. There were no awards granted in the year ended June 30, 1998.

The following table reflects options for both the Stock Option Plan and Incentive Plan:

                                                         Common
                                                         Shares   Exercise Price
                                                        -------   --------------
Year ending June 30, 1996:
  Options outstanding, beginning of year ............   419,707    $10.00-12.13
  Granted ...........................................        --         --
                                                        -------
  Outstanding, end of year ..........................   419,707    $10.00-12.13

Year ending June 30, 1997:
  Granted in conjunction with acquisition
    of Security Bancorp .............................    36,668      3.65- 6.54
  Granted in conjunction with acquisition
    of Security Bancorp .............................    58,028     10.67-12.72
  Granted ...........................................    72,169     16.75-21.50
  Exercised .........................................   (13,768)    10.00-14.12
                                                        -------
  Outstanding, end of year ..........................   572,804    $ 3.65-21.50

Year ending June 30, 1998:
  Granted ...........................................        --         --
  Exercised .........................................   (37,978)     3.65-12.72
                                                        -------
  Outstanding, end of year ..........................   534,826    $ 3.65-21.50
                                                        =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Information regarding options outstanding and exercisable at June 30, 1998 follows:

                         Options Outstanding               Options Exercisable
               ---------------------------------------  ------------------------
                                            Weighted
  Range of                  Weighted         average                 Weighted
  exercise      Common       average         remain      Common       average
    price       shares   exercise price   life in yrs.   shares   exercise price
------------   -------   --------------   ------------  -------   --------------
$ 3.65- 6.54    35,066       $ 5.35            3.7       35,066       $ 5.35
 10.00-12.72   427,591        10.28            5.6      426,105        10.28
 16.75-21.50    72,169        20.51            8.6       72,169        20.51
               -------                                  -------
               534,826        11.34                     533,340        11.34
               =======                                  =======

No compensation cost has been recognized in the consolidated statements of operations for options granted under the plans. Had compensation cost for options granted been determined based on the estimated fair value of the options issued at the dates of grant, the Company's net income and income per common share amounts for the years ended June 30 would have been as follows:

                                                            1998       1997
                                                           ------     -----
     Net income, as reported ...........................   $7,260     4,507
                                                           ======     =====
     Net income, pro forma .............................   $7,228     4,367
                                                           ======     =====
     Income per common share:
       As reported:
         Basic .........................................   $ 1.37      1.01
                                                           ======     =====
         Diluted .......................................   $ 1.29       .96
                                                           ======     =====
       Pro forma:
         Basic .........................................   $ 1.36       .98
                                                           ======     =====
         Diluted .......................................   $ 1.29       .93
                                                           ======     =====

No options were granted during the years ended June 30, 1998 and 1996.

The fair value of the options granted during the year ended June 30, 1997 was estimated using the Black-Scholes model with the following assumptions: for 1997; dividend yield of 2.4%; expected life of 7 years; volatility of 19% and a risk-free interest rate of 6.4%. The effects of applying SFAS No. 123 in this pro-forma disclosure may not be indicative of future results as the pro forma disclosures do not apply to awards prior to July 1, 1995.
Additional awards in future years are anticipated.

Pension Plan

The Company participates in a non-contributory multi-employer defined benefit pension plan covering substantially all employees. Actuarially determined pension costs are funded as accrued. Separate actuarial valuations are not prepared for each employer in the plan. Substantially all employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Total pension expense, including administrative charges, was approximately $48 and $321 for the years ended June 30, 1997 and 1996, respectively.

Former Security Bank employees are included in a noncontributory multi-employer trustee defined benefit pension plan. Actuarially determined pension costs are funded as required by the plan trustee. Contributions to the plan and administrative charges amounted to approximately $38 during the year ended June 30, 1997.

Effective February 1998, the employees of the former Security Bank were included in the Company's non-contributory multi-employer defined benefit pension plan. Total pension expense, including administrative charges, was approximately $20 for the year ended June 30, 1998.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Deferred Compensation Agreements

The Company has entered into deferred compensation agreements with certain key employees that provide for predetermined periodic payments over 10 years upon retirement or death.

Former key employees of Security Bank are covered by deferred compensation agreements that provide for predetermined periodic payments over 15 years upon retirement or death. The agreements specify a vesting schedule where by the key employees vest 10% per year, but are not eligible for benefits if termination occurs prior to completing three years of service beginning on the date of the agreement. In the event of acquisition of the Company by a third party, the deferred compensation agreements require any successor corporation to assume the obligations of the agreements.

Amounts expensed under these agreements totaled approximately $346, $86 and $144 for 1998, 1997 and 1996, respectively.

Savings Plan

The Company has adopted an employee savings plan. To be eligible for the plan, an employee must complete one year of full time employment. Annual contributions match 50% of an employee's contributions, up to a maximum of 3% of the participating employee's wages. Contributions for 1997 and 1996 totaled approximately $77 and $86, respectively.

Former employees of Security Bank were covered under a separate plan until February 1998. The Company matched 50% of an employee's contributions up to a maximum of 3% of the participating employee's wages. Savings plan expense for the year ended June 30, 1997 was approximately $26.

Effective February 1998, the Company merged the two savings plans. Savings plan expense for the year ended June 30, 1998 for the combined plan was approximately $184.

Employment Agreements

The Company has entered into employment contracts with certain senior officers that provide benefits under certain conditions following a termination without cause or a change in control of the Company.
--------------------------------------------------------------------------------
(15) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and interest rate cap agreements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate cap agreements, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of those instruments through credit approvals, limits, and monitoring procedures.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Commitments to Extend Credit

Commitments to extend credit at June 30, 1998 are as follows:

     Fixed rate .................................................   $ 8,925
     Variable rate ..............................................    10,022
                                                                    -------
                                                                    $18,947
                                                                    =======

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have terms which specify commitment periods of 45 days at interest rates which approximate current market rates, adjusted for management's assessment of the creditworthiness of the customer. In some cases, customers may be required to pay a fee for the Company's commitment to lend. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include personal property, residential real property, and income-producing commercial properties.

Interest Rate Caps

Interest rate caps entitle the Company to receive various interest payments in exchange for payment of a transaction fee, provided the three-month LIBOR exceeds an agreed upon interest rate. Transaction fees paid in connection with interest rate cap agreements are amortized to interest expense as an adjustment of the interest cost of liabilities. Interest rate cap agreements are used to manage interest rate risk by synthetically extending the life of interest-bearing liabilities.

The following summarizes interest rate cap agreements at June 30, 1998:

     Notional principal amount          Agreement termination          Cap
     -------------------------          ---------------------          ---
            $5,000 (1)                        July 1999                6.5%
             5,000 (1)                        July 1999                7.0%
             5,000 (2)                        July 2000                6.0%

     (1)  The counterparty to the cap agreement is the FHLB of Seattle.
     (2)  The counterparty to the cap agreement is Merrill Lynch.
--------------------------------------------------------------------------------
(16) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" which the Company will be required to adopt on July 1, 1998. SFAS No. 130 requires companies to report comprehensive income. Comprehensive income will include net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of comprehensive income is the unrealized gains and losses on available-for-sale securities.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires public business enterprises to disclose selected information about operating segments including segment income, revenues and asset data. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


is effective for financial statements for periods beginning after December 15, 1997. Management of the Company is current assessing the effect of SFAS No. 131, if any, on its financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Management of the Company is currently assessing the effect, if any, on its financial statements of implementing SFAS No. 133. The Company will be required to adopt the standard on July 1, 1999.
--------------------------------------------------------------------------------
(17) RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The reconciliation of net income to net cash provided by operating activities for fiscal 1998, 1997 and 1996 are as follows:

                                                                                      1998        1997       1996
                                                                                    --------     -------    -------
Net income ......................................................................   $  7,260      4,507      4,559
Adjustments to reconcile net income to net cash provided by operating activities:
  Amortization of:
    Deferred loan origination fees ..............................................       (440)      (439)      (445)
    Premiums and discounts on securities, loans and borrowings ..................       (900)    (1,138)       (63)
  RRP deferred compensation .....................................................        188        499        473
  ESOP shares committed to be released ..........................................        652        492        446
  Provision for loan losses .....................................................        840        400         --
  Net (gain) loss on sales of:
    Mortgage-backed securities available-for-sale ...............................        (29)       (57)      (394)
    Investment securities available-for-sale ....................................        (68)        16          4
    Loans .......................................................................       (956)      (637)      (187)
    Premises and equipment ......................................................        (17)        --        127
  Depreciation and amortization of premises and equipment .......................      2,147      1,208        740
  Goodwill and core deposit amortization ........................................      1,391        532         --
  Federal Home Loan Bank stock dividends ........................................       (975)      (712)      (521)
  Origination of loans available-for-sale .......................................    (96,520)   (54,396)   (31,185)
  Proceeds from sales of loans available-for-sale ...............................     94,254     55,300     30,365
  Decrease (increase) in interest receivable ....................................       (821)      (562)       180
  Interest expense credited to deposit accounts .................................     26,938     18,704     15,724
  Changes in other assets and liabilities .......................................     (2,209)       388       (266)
                                                                                    --------    -------    -------
      Net cash provided by operating activities .................................   $ 30,735     24,105     19,557
                                                                                    ========    =======    =======

--------------------------------------------------------------------------------
(18) NON-CASH INVESTING AND FINANCING ACTIVITIES

On June 23, 1998, the Company declared a dividend of approximately $1,005 which is recorded in accrued expenses and other liabilities at June 30, 1998.

On June 24, 1997, the Company declared a dividend of approximately $840 which is recorded in accrued expenses and other liabilities at June 30, 1997.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


On June 28, 1996, the Company declared a dividend of approximately $541 which is recorded in accrued expenses and other liabilities at June 30, 1996.

Effective December 31, 1995, the Company reclassified approximately $10,608 of mortgage-backed securities from the held-to-maturity to the available-for-sale classification. The net unrealized loss related to these mortgage-backed securities was approximately $140 at the date of reclassification.

During 1997, the Company issued common stock under the RRP and recorded deferred compensation of approximately $106. No common stock was issued under the RRP in fiscal 1998 or 1996.

Real estate owned acquired through foreclosures of loans receivable was approximately $546 for 1998. No real estate owned was acquired in fiscal 1997 or 1996.

Treasury stock of approximately $1, $2 and $13 was recorded due to forfeitures of unearned RRP shares for fiscal 1998, 1997 and 1996, respectively.

In conjunction with the acquisition of Security Bancorp, the Company issued common shares valued at $21,062 and options with an intrinsic value of $873.
--------------------------------------------------------------------------------
(19) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instrument for which it is practical to estimate that value.

Cash and Cash Equivalents and Interest-Bearing Deposits

For such cash and short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.

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

Deposits

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand at June 30, 1998 and 1997. The fair value of certificates of deposit is estimated based on the discounted value of contractual cash flows using rates derived from the U.S. Treasury yield curve, adjusted for certificate redemption features.

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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


The estimated fair values of financial instruments at June 30 are as follows:

                                                            1998                 1997
                                                     ------------------   -----------------
                                                     Carrying     Fair    Carrying    Fair
                                                       value     value      value    value
                                                     --------   -------   --------  -------
Financial assets:
  Cash and cash equivalents ......................   $ 29,068    29,068    17,159    17,159
  Interest-bearing deposits ......................        100       100     2,000     2,000
  Investment securities ..........................     16,847    16,974    27,466    27,728
  Investment securities available-for-sale .......    108,511   108,511    51,683    51,683
  Stock in Federal Home Loan Bank of Seattle .....     13,560    13,560    11,456    11,456
  Mortgage-backed securities .....................    102,298   104,962   117,781   119,193
  Mortgage-backed securities available-for-sale ..     24,135    24,135    31,388    31,388
  Loans, net .....................................    650,371   654,037   626,577   628,058
  Loans available-for-sale .......................      6,922     6,922     3,700     3,700

Financial liabilities:
  Deposits .......................................    636,441   637,529   630,869   630,171
  Repurchase agreements ..........................      6,233     6,233     7,786     7,786
  Borrowed funds .................................    248,953   249,792   191,450   190,115

Off-balance-sheet items:
  Interest rate cap agreements: notional
    amount of $15,000 and $10,000 ................         --        24        --        58
                                                     ========   =======   =======   =======

Limitations

The foregoing fair value estimates are made at a specific point in time, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell, at one time, the entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on- and off-balance sheet financial instruments, no attempt was made to estimate the value of anticipated future business and the value of nonfinancial statement assets and liabilities. Other important elements which are not deemed to be financial assets or liabilities include the value of the Company's retail branch delivery system, its existing core deposit base, premises and equipment and goodwill. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(20) MORTGAGE BANKING ACTIVITIES

Mortgage banking revenues for fiscal 1998, 1997 and 1996 are presented below:

                                                       1998       1997      1996
                                                      ------     -----     -----
Origination fees ..................................   $2,268       667       348
Servicing fees ....................................      795       694       626
Net gains on sales of loans .......................      956       637       187
                                                      ------     -----     -----
Total mortgage banking revenues ...................   $4,019     1,998     1,161
                                                      ======     =====     =====

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid balances of these loans were approximately $260,300, $268,600 and $183,300 at June 30, 1998, 1997 and 1996,
respectively.

Mortgage servicing rights were approximately $1,062 and $1,239 at June 30, 1998 and 1997, respectively, and are recorded in other assets. Included in these amounts are $721 and $847 of unamortized servicing rights related to the acquisition of Security Bancorp at June 30, 1998 and 1997, respectively. Amortization of the mortgage servicing rights was approximately $214, $114 and $54 for fiscal 1998, 1997 and 1996, respectively.
--------------------------------------------------------------------------------
(21) WESTERFED INFORMATION

The  summarized   condensed   financial   information  for  WesterFed  Financial
Corporation as of and for the years ending June 30, 1998 and 1997 are presented below:

Condensed Balance Sheets                                       1998       1997
------------------------                                     --------   -------
Assets:
  Cash and cash equivalents ...............................  $     17         4
  Interest-bearing and due from banks deposits ............       402       963
  Investment securities available-for-sale ................     5,146     2,541
  Taxes receivable ........................................       336        --
  Other assets ............................................        47       134
  Investment in subsidiaries ..............................   104,897   102,033
                                                             --------   -------
      Total assets ........................................  $110,845   105,675
                                                             ========   =======
Liabilities and Stockholders' Equity:
  Other liabilities .......................................  $  1,145     1,416
  Stockholders' Equity:
    Common stock ..........................................        56        56
    Additional paid-in capital ............................    68,860    67,941
    Common stock acquired by ESOP/RRP .....................    (2,457)   (2,936)
    Treasury stock at cost ................................    (3,461)   (3,081)
    Net unrealized gain (loss) on securities
      available-for-sale ..................................        23       (35)
    Retained earnings .....................................    46,679    42,314
                                                             --------   -------
      Total stockholders' equity ..........................   109,700   104,259
                                                             --------   -------
      Total liabilities and stockholders' equity ..........  $110,845   105,675
                                                             ========   =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


                                                            Year ended June 30,
                                                            -------------------
Condensed Statements of Income                                1998        1997
------------------------------                              --------    -------
Dividends from the Bank .................................   $  5,000     14,000
Interest income .........................................        233        735
Non-interest expense ....................................       (677)      (428)
                                                            --------    -------
  Income before income taxes ............................      4,556     14,307
Income taxes ............................................         79       (140)
                                                            --------    -------
  Income before undistributed earnings of subsidiaries ..      4,635     14,167

Undistributed (distributions in excess of) earnings
  of subsidiaries .......................................      2,625     (9,660)
                                                            --------    -------
  Net income ............................................   $  7,260      4,507
                                                            ========    =======
Condensed Statements of Cash Flows
----------------------------------
Operating Activities:
  Net income ............................................   $  7,260      4,507
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Distributions in excess of (equity in undistributed)
      earnings of subsidiaries ..........................     (2,625)     9,660
    Amortization of premiums on investments and
      mortgage-backed securities available-for-sale .....       (182)      (298)
    ESOP shares committed to be released ................        652        492
    Net loss on sale of mortgage-backed securities ......         --          6
    Increase in other assets and liabilities, net .......       (686)       561
                                                            --------    -------
      Net cash provided by operating activities .........      4,419     14,928
                                                            --------    -------
Investing Activities:
  Net change in interest-bearing deposits ...............        561       (189)
  Purchase of investment securities .....................    (23,766)   (20,142)
  Principal payments and sales proceeds of
    mortgage-backed securities ..........................         --      3,059
  Proceeds from maturities of investment securities .....     21,350     30,784
  Acquisition of Security Bancorp, including direct
    acquisition costs of $794 ...........................         --    (26,789)
  Other .................................................         --         12
                                                            --------    -------
      Net cash used in investing activities .............     (1,855)   (13,265)
                                                            --------    -------
Financing Activities:
  Dividends paid to stockholders ........................     (2,729)    (1,867)
  Proceeds from exercise of stock options and
    stock issuances .....................................        557        194
  Purchase of treasury stock ............................       (379)        --
                                                            --------    -------
      Net cash used in financing activities .............     (2,551)    (1,673)
                                                            --------    -------
Increase (decrease) in cash and cash equivalents ........         13        (10)
Cash and cash equivalents at beginning of year ..........          4         14
                                                            --------    -------
      Cash and cash equivalents at end of year ..........   $     17          4
                                                            ========    =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(22) CONDENSED QUARTERLY RESULTS OF OPERATIONS

                                                       Fiscal 1998
                                          -------------------------------------
                                           Fourth    Third     Second    First
                                          Quarter   Quarter   Quarter   Quarter
                                          -------   -------   -------   -------
Interest income ........................  $18,565    18,866    18,764    18,329
Interest expense .......................   10,460    10,843    10,651    10,332
                                          -------   -------   -------   -------
    Net interest income ................    8,105     8,023     8,113     7,997

Provision for loan losses ..............     (210)     (210)     (256)     (164)
Noninterest income .....................    2,300     2,123     1,995     1,963
Noninterest expense ....................   (6,910)   (7,581)   (6,415)   (6,853)
                                          -------   -------   -------   -------
    Income before income tax expense ...    3,285     2,355     3,437     2,943

Income tax expense .....................   (1,292)     (995)   (1,339)   (1,134)
                                          -------   -------   -------   -------
    Net income .........................  $ 1,993     1,360     2,098     1,809
                                          =======   =======   =======   =======
Net income per share:
  Basic ................................  $   .37       .26       .40       .34
                                          =======   =======   =======   =======
  Diluted ..............................  $   .35       .24       .37       .32
                                          =======   =======   =======   =======

                                                       Fiscal 1997
                                          -------------------------------------
                                           Fourth    Third     Second    First
                                          Quarter   Quarter   Quarter   Quarter
                                          -------   -------   -------   -------
Interest income ........................  $18,565    18,866    18,764    18,329

Interest income ........................  $17,454    12,585    10,628    10,593
Interest expense .......................    9,623     6,929     5,905     5,950
                                          -------    ------    ------    ------
    Net interest income ................    7,831     5,656     4,723     4,643

Provision for loan losses ..............     (297)      (61)      (27)      (15)
Noninterest income .....................    1,927     1,020       903       835
Noninterest expense ....................   (6,780)   (4,606)   (3,451)   (5,731)
                                          -------    ------    ------    ------
    Income (loss) before income tax
      expense ..........................    2,681     2,009     2,148      (268)

Income tax (expense) benefit ...........     (542)     (814)     (796)       89
                                          -------    ------    ------    ------
    Net income (loss) ..................  $ 2,139     1,195     1,352      (179)
                                          =======    ======    ======    ======
Net income (loss) per share:
  Basic.................................  $   .41       .27       .33      (.04)
                                          =======    ======    ======    ======
  Diluted...............................  $   .38       .25       .32      (.04)
                                          =======    ======    ======    ======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(23) EARNINGS PER SHARE

The following table sets forth the compilation of basic and diluted earnings per share:

For the year ended June 30,                                      1998        1997        1996
---------------------------                                   ---------   ---------   ---------
Number of shares on which basic earnings per share
  is calculated:
    Average outstanding shares during the fiscal year ......  5,317,577   4,458,079   4,036,979

    Add: Incremental shares under stock option plans .......    293,866     220,259     148,599
         Incremental shares related to RRPs ................     12,723      25,901      36,085
                                                              ---------   ---------   ---------
Number of shares on which diluted earnings per
  share is calculated ......................................  5,624,166   4,704,239   4,221,663
                                                              ---------   ---------   ---------
Net income applicable to common stockholders ...............  $   7,260       4,507       4,559
                                                              =========   =========   =========
Basic earnings per share ...................................  $    1.37        1.01        1.13
                                                              =========   =========   =========
Diluted earnings per share .................................  $    1.29         .96        1.08
                                                              =========   =========   =========

Stock options to purchase 57,085 shares in 1997 were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. No stock options were excluded from the computation of diluted earnings per share in 1998 or 1996.
--------------------------------------------------------------------------------
(24) ACQUISITION

On February 28, 1997, WesterFed completed the acquisition of Security Bancorp, accounted for as a purchase transaction and, accordingly, the consolidated statement of income for 1997 includes the results of operations of Security Bancorp commencing March 1, 1997. Under this method of accounting, assets and liabilities of Security Bancorp are adjusted to their estimated fair value and combined with the historical recorded book values of the assets and liabilities of the Bank. WesterFed issued 1,150,175 shares of common stock, options to acquire 94,696 common shares and committed to pay $25,995 in cash for all of the outstanding shares of Security Bancorp common stock, for total consideration of $48,724. Pursuant to a Merger Agreement, Security Bancorp stockholders were given the opportunity to elect to receive either cash, WesterFed common stock or a combination of both in exchange for Security Bancorp common stock. As a result, stockholders who elected to receive cash or did not make an election, received $30 for each share of Security Bancorp common stock. Stockholders who elected to receive stock, or a combination of cash and stock, exchanged approximately 46.42% of the outstanding Security Bancorp common stock in exchange for WesterFed common stock (based on a ratio of 1.78 shares of WesterFed common stock for each share of Security Bancorp common stock) and the remainder in cash. Stockholders who were due a fractional share, received cash in lieu of the fractional share, paid on the basis of $30 per share. In addition, as of such date, Security Bank, a federally chartered stock savings bank and wholly-owned subsidiary of Security Bancorp, merged with and into the Bank.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


During February 1998, WesterFed finalized its allocation of purchase price related to the acquisition. Changes in preliminary estimates of the fair values were as follows:

     Decrease in premises and equipment ........................   $(1,592)
     Decrease in other assets ..................................      (603)
     Decrease in deferred tax liabilities ......................     1,753
     Increase in other liabilities .............................      (391)
                                                                   -------
     Decrease in goodwill ......................................   $  (833)
                                                                   =======

                             Corporate Information

                               [Graphic omitted]

                        WESTERFED FINANCIAL CORPORATION

                 General Corporate and Stockholders' Information


CORPORATE HEADQUARTERS
110 E. Broadway
Missoula, MT  59802
(406) 721-5254

INDEPENDENT ACCOUNTANTS
KPMG Peat Marwick LLP
Billings, MT

GENERAL COUNSEL
Worden, Thane and Haines, P.C.
Missoula, MT

SPECIAL COUNSEL
Silver, Freedman and Taff, LLP
Washington, D.C.

TRANSFER AGENT, REGISTRAR AND
DIVIDEND DISBURSING AGENT
Stockholder   inquiries  regarding  transfer   requirements,   dividends,   lost
certificates and changes of address should be directed to the transfer agent:
Davidson Trust Co.
9 Third Street North, Suite 200
P.O. Box 2309
Great Falls, MT 59403-2309
1-800-634-5526

ANNUAL MEETING
The annual meeting of stockholders will be held on Tuesday, October 27, 1998, beginning at 9 a.m. at the Southgate Office, 2601 Garfield, Missoula, MT

FORM 10-K
This report is available to stockholders of record without charge upon written request to:
Douglas G. Bardwell
Corporate Secretary
WesterFed Financial Corporation
110 E. Broadway
Missoula, MT  59802

STOCK INFORMATION
WesterFed stock is traded in the over-the-counter market with quotations through the Nasdaq National Market System under the symbol WSTR.

At June 30, 1998, there were 1,099 stockholders of record.

At June 30, 1998 there were approximately 2,285 beneficial stockholders.

To request information on dividend reinvestment, please contact:
Dale Brevik
Investor Relations
WesterFed Financial Corporation
110 E. Broadway
Missoula, MT  59802
Phone: 406-543-1315


                        WESTERFED FINANCIAL CORPORATION

                General Corporate and Stockholders' Information

                                 Stock Prices    Dividends
Quarter Ended                   High      Low    Declared
-------------                   ----      ---    --------
March 31, 1996                $ 16.75    14.75    .085
June 30, 1996                 $ 14.88    14.00    .123*

September 30, 1996            $ 16.13    13.88    .095
December 31, 1996             $ 18.75    15.63    .10

March 31, 1997                $ 21.75    17.75    .105
June 30, 1997                 $ 20.75    17.25    .151**

September 30, 1997            $ 26.75    20.00    .115
December 31, 1997             $ 27.00    22.25    .12

March 31, 1998                $ 26.75    24.50    .125
June 30, 1998                 $ 26.63    24.00    .18***

* Declared June 26, 1996, payable August 20 to stockholders of record August 6. Includes a special dividend of $0.033 per share.

** Declared June 30, 1997, payable August 20 to stockholders of record August 6. Includes a special dividend of $0.041 per share.

*** Declared June 23, 1998,  payable August 24 to  stockholders of record August
10. Includes a special dividend of $0.05 per share.

MARKET MAKERS

Sandler O'Neill & Partners
Keefe, Bruyette & Woods, Incorporated
Hoefer & Arnett, Incorporated
Troster Singer Corporation
D.A. Davidson & Company, Incorporated
Friedman Billings Ramsey & Company
Everen Securities Incorporated
Piper Jaffray Companies Incorporated


WESTERFED OFFICERS

Lyle R. Grimes
President, Chairman and Chief Executive Officer

James A. Salisbury, CPA
Treasurer/Chief Financial Officer

Douglas G. Bardwell
Vice President/Secretary

David W. Jorgenson
Vice President

Ronald F. Halls
Assistant Secretary

WESTERFED DIRECTORS

Lyle R. Grimes
Chairman

John E. Roemer
Vice Chairman

Dr. Marvin Reynolds

Dr. Otto Klein, Jr.

Robert F. Burke

Laurie DeMarois

David W. Jorgenson

William Leslie


                        WESTERFED FINANCIAL CORPORATION