Form 10-K, Exhibit 13
period 1999-06-30
WESTERFED FINANCIAL CORP
filed 1999-09-24
CIK 912428

Exhibit 13

                        Annual Report to Security Holders

[COVER]

                                No company just ends up in an enviable position.
                                                       It must put itself there.







                       WesterFed Financial Corporation.  The 1999 Annual Report.

Financial Highlights

FOR FISCAL YEAR 1999
(Dollars in thousands, except per share amounts)

FOR THE YEAR
Net Income                 $6,923
Net Interest Income        $31,554

PER COMMON SHARE
Net Income                 $1.37
Book Value                 $20.08

AT YEAR END
Assets                     $1,007,349
Loans                      $631,371
Deposits                   $645,549
Stockholders' Equity       $91,149
Shares Outstanding         4,538,557

FINANCIAL RATIOS
Return on average assets   .70%
Return on equity           6.93%
Stockholders' equity
     to total assets       9.05%
Net interest margin
     for the year          3.46%
Non-performing assets
    to total assets        .42%

COMPANY FACTS
Deposit Accounts           93,803
Loan Accounts              25,999

[BAR CHART]                               [BAR CHART]

Assets                                    Net Income Per Common Share - Diluted
Year Ended June 30 (shown in millions)    Year Ended June 30 (shown in dollars)

       1995                 $563.3                 1995                 $1.01
       1996                 $563.9                 1996                 $1.08
       1997                 $955.6                 1997                  $.96
       1998                 $1,022                 1998                 $1.29
       1999                 $1,007                 1999                 $1.37

[PIE CHARTS]

The following pie charts detail how the bank's total gross loan portfolio continues to become more diversified.

                             1997        1998         1999
                            -------     -------      -------
Agriculture                   4.1%        5.2%         5.4%
Commercial                   12.2%       14.7%        18.1%
Consumer                     20.6%       23.5%        23.3%
Construction                  3.1%        2.6%         2.0%
Residential Mortgage         60.0%       54.0%        51.2%

To Our Shareholders

         OUR POSITION. There is, in the pages of an annual report, the temptation to enumerate only the concrete - earnings, losses, share prices, dividends, deposits, loan portfolios, holdings - for these form the foundation upon which a financial institution is built as well as much of the impetus to invest in a company. We're pleased to report, these quantifiable measures were positive in fiscal year 1999, and included record earnings per share for shareholders and solid increases in consumer and commercial lending.

         Yet, they are not the thrust of this letter.

         Over the last year, your management team has worked hard to put Western Security Bank, our sole subsidiary, into a position for future growth.
Certainly, our financial results have helped, but assets much tougher to quantify - people, image and service - have been at least as critical. We believe these are ultimately the assets that define potential. More importantly, they're the assets responsible for realizing it.

[PICTURE OF RALPH K. HOLLIDAY AND LYLE R. GRIMES]

         Consider just a few of the changes made at your company in 1999.

          o Lyle Grimes retired as President of Western Security Bank and has been succeeded by Ralph Holliday, formerly of the Key Bank of Seattle.
          o Our consumer image as Western Federal Savings was shed and the bank focused on building commercial businesses.

                             [BOX]
                             "Your management team has worked hard to put
                             Western Security Bank into an enviable position for future growth."

          o Y2K compliance and the formation of a contingency plan in the event of outside Y2K problems were established.
          o A relationship was begun with Invest Financial, enabling us to provide financial planning and investment services.
          o Our image-building efforts are being handled by a new communications agency.

         The impact of these changes is far from quantifiable, their influence in share price far from immediate, yet they are vital to the life of your company and the dividends paid on your stock.

         Therefore, this letter is not merely a numerical recitation. It's a look at how over the last year, our people have moved your company into a position to exceed the expectations of its officer, its employees, its customers, the financial markets, and you.

         EMPOWERING MANAGERS TO BE EFFICIENT. One of the key indicators of a bank's success is its efficiency ratio. For fiscal year 1999, the Western Security Bank ratio was 69%, or 69 cents spent for every dollar of revenue earned. That's too high, and lowering it is a major goal for the next year. Toward that end, we've streamlined and re-organized our management team. We've restructured branches and empowered our managers to make individual decisions. If we are to succeed, our managers must have the flexibility to act on behalf of their branches.

               [BOX]

               "We want our management team to make sound decisions, to understand the implications of those decisions, and how each relates specifically to their branch's efficiency."

         Along with this new structure comes accountability. Monthly profitability reports have been made mandatory for each branch. Management training seminars have begun in earnest and will continue. We want to equip our management team with the knowledge to make sound decisions, to understand the implications of those decisions, and how each relates specifically to their branch's efficiency. Once that level of understanding is achieved, a marked improvement in efficiency should quickly follow.

         THE IMPORTANCE OF SELLING. As we alluded to earlier, consumer and commercial loan numbers increased compared to the previous year. You'll be pleased to know that in keeping with our goal of maintaining a more "bank-like" loan portfolio, commercial and consumer loans grew by 3.2%. In addition, deposits increased by $9.1 million, with money market and checking account assets increasing by $28.3 million. These gains clearly helped our fiscal 1999 performance. Still, we do not intend to rest quietly.

         As a whole, our loan portfolio shrank, due to a 10.0% decrease in residential loans. More telling yet, our recently conducted consumer research indicates the 47% of our retail customers and 52% of our commercial customers also bank with another bank. And many of these customers don't consider Western Security to be their main financial institution. Some might call this a problem, we call it an immense opportunity for growth.

         To capitalize, we intend to greatly advance our sales culture by setting goals and offering incentives to employees and managers. We're also dedicated to bringing back "relationship banking" by informing customers about the expertise of our bankers. Lastly, we've unveiled new products to keep customers relying on the bank. In 1999, these included a Seniors' checking account with an eligibility age of 50, financial planning and investment services through Invest Financial, and the promise of on-line banking (due to be ready in early 2000).

         In short, if the average bank customer uses five bank services, we want all five of them, not just one or two. We'd also like to sell them a couple of others they may not know they need

                          [BOX]
                          "While improving service comes with a price tag, it is small compared to the costs of insufficient service."

         MEASURING, IMPROVING AND DELIVERING QUALITY SERVICE. Because consumers tend to give their business to intelligent, helpful individuals whom they like, service might also be called passive selling. Our research shows that Montana commercial and retail customers rank service issues first when choosing where they bank.

         In the spring of 1999, your management team embarked on a major effort to cultivate service at every level of the bank, from commercial lending to the drive-up teller window to the corporate offices. We've begun by measuring our current level of service through consumer research and mystery shopping. At this point, the results are not complete, bu we believe they'll shed light on where our service needs to improve. Once we know our shortcomings, we'll work to correct them through courtesy training, product seminars, sales seminars and continuing education across all levels. While improving service comes with a price tag, it is small compared to the costs of insufficient service. This is especially true at a time when it's vital for Western Security Bank to maximize each contact with customers and prospects.

         To further help, we'll be unveiling some new tools for our bankers. One such too, Compass, will be mailed to commercial customers and prospects. Compass is an economic quarterly newsletter covering Montana and the Northwest. Our goal is to bring back relationship banking by giving our people the tools and knowledge they need to create and cement relationships with customers.

         IMPROVING EFFICIENCY AND MAXIMIZING FINANCIAL RESULTS. Fiscal year 1999 was a record year for earnings per share. Shareholders received fourth-quarter earnings of $0.39 per share, annual earnings of $1.37 per share, and dividends of $0.62 per share. Each of these figures is a record. This financial showing was spurred by the bank's performance as well as actions taken to enhance shareholder value, specifically the Dutch Auction repurchase of 1,082,854 shares in December of 1998, and the overall reduction in common stock outstanding to 4,538,557. Additionally, your company maintained stockholders' equity of 9.05% to assets, and the Board of Directors announced the intent to repurchase another 5% of WesterFed stock during the next 12 months at prevailing market prices.

                                    [BOX]
                                    "1999 was a good year for earnings per
                                    share. Our intent is to make next year even better."

While 1999 was a good year for earnings per share, our intent is to make next year even better. For example, non-interest expenses increased by $467,000 in fiscal 1999, a number that was reflected in our efficiency rating (though it is important to note this was due in part to costs associated with Y2K compliance). To curb this, we've begun, and will continue to take a hard look at the cost of offering products versus the reward gained from those products. As a result, auto loans originated through dealers and our Visa card program were terminated in 1999. Products from which fees can be earned, such as financial planning, were added. We believe that by stressing service and sales, and through restructuring, we can begin to improve our efficiency rating, the bank's profits, and your earnings.

         ENHANCING YOUR BANK'S IMAGE. In May of 1999, we hired a new communications agency with the hope of re-tooling our public image. The first step was to complete extensive consumer research. This research revealed that name recognition for Western Security Bank is very high (over 90%). While this is welcome news and shows our name change efforts have been successful, more needs to be done.

         The research also showed that most consumers (even our customers) had no real opinion of the bank. Furthermore, commercial and retail consumers could name only the most basic of banking products offered by Western Security Bank. We believe strongly that in order to increase shareholder value and achieve your company's potential, the bank must stand for something in the minds of consumers. What will that image be? We want consumers to see our people as helpful, service-oriented individuals with a complete portfolio of products at their disposal. Once again, the goal is to form a relationship with our customers, thereby gaining a greater share of their banking business.

[BOX]
"We believe strongly  that  in order to
increase shareholder value and  achieve
your company's potential, the bank must
stand  for  something  in  the minds of
consumers."

         POSITIONED FOR THE FUTURE. In summary, during 1999, far-reaching, difficult decisions were made for the betterment of your company. We believe these decisions have put your bank into a sound financial position, and prepared it for growth.
                                      [BOX]
                                      "Western Security Bank now has the people, the products and the tools to become a strong leader in banking across Montana."

         Western Security Bank now has the people, the products, the tools, and the focus to become a strong leader in Montana, and an example of innovative banking throughout the Northwest.

         Clearly, we are optimistic about our future. And clearly, much work has yet to be done. But as we move into a new century, and undoubtedly a new era in banking, Western Security Bank has never been in a better position to meet the challenges that lie ahead.

                               /s/ Ralph K. Holliday
                               -------------------------------------------------
                               Ralph Holliday
                               President and Chief Executive Officer
                               Western Security bank


                               /s/ Lyle R. Grimes
                               -------------------------------------------------
                               Lyle R. Grimes
                               Chairman, President and Chief Executive Officer WesterFed Financial Corporation

Selected Consolidated Financial and Other Data

(Dollars in thousands, except per share data)         1999        1998          1997        1996          1995
                                                  -----------  -----------  -----------  -----------   -----------
At  June 30,
Selected Financial Condition Data:
Total assets                                      $ 1,007,349  $ 1,022,136  $   955,639  $   563,931   $   563,285
Loans receivable, net and loans held for sale         631,371      657,293      630,277      368,193       313,121
Mortgage-backed securities, net                       151,749      126,433      149,169      104,947       143,825
Investment securities, FHLB stock and other           139,271      155,351       98,885       64,108        82,375
    interest-earning assets
Deposits                                              645,549      636,441      630,869      350,212       344,155
Borrowed funds and repurchase agreements              251,185      255,186      199,236      125,838       134,704
Stockholders' equity                                   91,149      109,700      104,259       78,607        75,146
Book value per common share outstanding                 20.08        19.64        18.74        17.88         17.09
Tangible book value per common share outstanding        15.93        16.01        14.99        17.88         17.09

Years Ended June 30,                                  1999         1998         1997         1996         1995
                                                  -----------  -----------  -----------  -----------   -----------
Selected Operations Data:
Total interest income                              $  70,798   $   74,524   $   51,260   $   42,544    $  37,783
Total interest expense                                39,244       42,286       28,407       24,737       20,984
                                                   ---------   ----------   ----------   ----------    ---------
   Net interest income                                31,554       32,238       22,853       17,807       16,799
Provision for loan losses                             (1,300)        (840)        (400)          --           --
Non-interest income                                    9,298        8,381        4,685        3,312        2,670
Non-interest expense                                 (28,226)     (27,759)     (20,568)     (14,004)     (12,868)
                                                   ---------   ----------   ----------   ----------    ---------
   Income before income taxes                         11,326       12,020        6,570        7,115        6,601
Income taxes                                          (4,403)      (4,760)      (2,063)      (2,556)      (2,473)
                                                   ---------   ----------   ----------   ----------    ---------
Net income                                         $   6,923   $    7,260   $    4,507   $    4,559    $   4,128
                                                   =========   ==========   ==========   ==========    =========
Net income per common share = basic                $    1.43   $     1.37   $     1.01   $     1.08    $    1.01
                                                   =========   ==========   ==========   ==========    =========
Net income per common share = diluted              $    1.37   $     1.29   $     0.96   $     1.08    $    1.01
                                                   =========   ==========   ==========   ==========    =========
Dividends per share                                $    0.62   $     0.54   $     0.45   $     0.36    $    0.30
                                                   =========   ==========   ==========   ==========    =========
Dividend payout ratio1                                 45.25%       41.86%       46.88%       33.33%       29.70%
                                                   =========   ==========   ==========   ==========    =========



Selected Financial Ratios and Other Data:
Return on assets (ratio of net income to average        0.70%      0.72%      0.65%     0.79%      0.76%
total assets)
Return on equity (ratio of net income to average        6.93       6.73       5.15      5.90       5.54
equity)
Interest rate spread, at end of period                  3.16       2.99       3.38      2.67       2.38
Net interest margin1                                    3.46       3.46       3.53      3.23       3.23
Ratio of non-interest expense to average total          2.84       2.74       2.98      2.43       2.47
assets
Non-performing assets to total assets, at end of        0.42       0.49       0.25      0.13       0.10
period
Total allowance for loan losses to total non-         121.13      97.44     191.01    280.42     350.35
performing assets
Stockholders' equity to total assets, at end of         9.05      10.73      10.91     13.94      13.34
period
Ratio of average interest-earning assets to average   104.69     105.74     110.57    113.58     113.51
     interest-bearing liabilities
Number of offices                                         34         34         36        19         18

--------
1 Dividends per share divided by net income per share.
2 Net interest income divided by average interest-earning assets.

                                       5

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

The Company serves the financial needs of communities throughout Montana through its corporate office located in Missoula, 34 branch offices, one loan servicing office and two loan processing offices. The Company attracts deposits from the general public and uses the deposits, together with borrowings and other funds, to originate loans secured by mortgages on owner-occupied one- to four-family residences, multi-family, commercial, agriculture and construction real estate loans and non real estate commercial, agriculture and consumer loans in its primary market areas. The Company also invests in mortgage-backed securities, investment securities and other short-term liquid assets.

On February 28, 1997, the Company completed its acquisition of Security Bancorp (the "Acquisition"), accounted for as a purchase transaction and accordingly, the consolidated statements of income include the results of operations of Security Bancorp commencing March 1, 1997. Under the purchase method of accounting, assets and liabilities of Security Bancorp are adjusted to their estimated fair value and combined with the historical recorded book value of the assets and liabilities of the Company. At the time of the merger, Security Bancorp had assets on a consolidated basis of $372.6 million, deposits of $286.5 million and stockholders equity of $30.8 million. In addition, as of such date, Security Bank, a federally chartered stock savings bank and wholly owned subsidiary of Security Bancorp, merged with and into the Bank. The name of Western Federal Savings Bank was changed to Western Security Bank in February 1998.

         Changes in Financial Condition, June 30, 1998 to June 30, 1999

Total assets decreased to $1.007 billion at June 30, 1999 as compared to $1.022 billion at June 30, 1998. Loans receivable and loans available- for-sale decreased $25.9 million and investment securities, Federal Home Loan Bank stock and all other interest earning assets decreased $16.1 million while mortgage-backed securities increased $25.3 million. Total deposits increased $9.1 million and total stockholders' equity decreased $18.6 million to $91.1 million.

Loans receivable and loans available-for-sale decreased $25.9 million to $631.4 million at June 30, 1999 from $657.3 million at June 30, 1998. The $25.9 million decrease was primarily the result of principal repayments of $279.0 million and the sale of loans available for sale of $105.1 million that exceeded new loan originations of $357.9 million. Included in the $357.9 million in new loan originations were $81.2 million in consumer loan originations and $56.6 million in commercial and agriculture loan originations. The $81.2 million of consumer loan originations included $32.9 million of loans originated through the Bank's indirect auto and recreational dealer lending program that ceased operation in May 1999. Loans receivable at June 30, 1999 included $71.2 million of commercial real estate loans, $11.4 million of agriculture real estate loans and non-real estate commercial and agriculture loans of $40.2 million and $23.2 million respectively as compared to $61.4 million, $11.1 million, $34.4 million and $24.0 million respectively at June 30, 1998. One- to four-family residential loans decreased $34.3 million, or 11.1%, to $275.8 million at June 30, 1999 from $310.1 million at June 30, 1998. This decrease is a result of the Bank's business strategy of having more commercial bank-type loans in its loan portfolio while limiting the Bank's exposure to rising interest rates due to reducing longer term fixed rate mortgage loans held in portfolio.

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

Mortgage-backed securities increased $25.3 million to $151.7 million at June 30, 1999 from $126.4 million at June 30, 1998. The $25.3 million increase was primarily the result of the purchase of $58.5 million of mortgage-backed securities that exceeded principal repayments of $31.8 million. The $58.5 million of purchases were comprised of $23.0 million of adjustable rate and $35.5 million of fixed rate mortgage-backed securities to partially offset the decline in the balances of real estate loans.

Investment securities, FHLB stock and other interest earning assets decreased $16.1 million to $139.3 million at June 30, 1999 from $155.4 million at June 30, 1998. The $16.1 million decrease was primarily the result of maturities and principal payments of $136.0 million , the sale of $22.0 million of investment securities available-for-sale and decreases in interest-bearing deposits and due from banks of $4.7 million, partially offset by the purchase of $146.1 million of investment securities and an increase of $1.3 million in FHLB stock and the cash surrender value of life insurance policies.

Deposits increased $9.1 million to $645.5 million at June 30, 1999 from $636.4 million at June 30, 1998. Checking and money market accounts increased $8.4 million and $19.9 million respectively while certificates of deposit and savings accounts decreased $14.6 million and $4.6 million respectively, reflecting a $23.7 million increase in non-certificate of deposit accounts while certificates of deposits decreased $14.6 million. This change in deposit mix is a result of the Bank's business strategy of having a more commercial bank-type deposit mix while limiting the Bank's exposure to interest rates due to reducing interest sensitive certificates of deposit. Interest credited to deposit accounts for fiscal 1999 was $24.3 million.

Borrowed funds and repurchase agreements decreased $4.0 million to $251.2 million, at June 30, 1999 from $255.2 million at June 30, 1998. There were $319.6 million of additional new borrowings, of which $62.4 million were advances of four years or more to partially fund new longer term fixed rate loans added to the portfolio, $247.2 million were less than one year in maturity and were used to fund short-term cash requirements and $10.0 million were advances with maturities of one to four years. Net change in repurchase agreements and principal repayments on borrowed funds were $323.6 million.

Stockholders' equity decreased $18.6 million, or 17.0 %, to $91.1 million at June 30, 1999 from $109.7 million at June 30, 1998. This decrease was due to the repurchase of 1,082,854 shares of common stock at $20.00 per share for a total of $21.9 million. This decrease was partially offset by increases in equity resulting from net income for the fiscal year of $6.9 million, $549,000 related to contributions to Employee Stock Ownership Plan and shares earned and issued under the Recognition and Retention plan, and the issuance of 36,116 new common shares with a recorded value of $404,000 related to exercised stock options. Stockholders' equity was also reduced $2.8 million for dividends declared during the fiscal year and a decrease of $1.7 million related to changes in unrealized losses associated with securities classified as available-for-sale being adjusted to market value in accordance with Statement of Financial Accounting Standards No. 115.

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

                                                        Year Ended June 30, 1999
                                               ---------------------------------------
                                                  Average        Interest
                                                Outstanding      Earned/       Yield/
                                                  Balance1         Paid        Rate1
                                                      (Dollars in Thousands)
Interest-Earnings Assets:
     Loans receivable2 3                        $  641,001     $   53,773       8.39%
     Mortgage-backed securities                    126,339          8,033       6.36
     Investments                                   128,920          8,048       6.24
     Other interest-earning assets4                  9,090            606       6.67
     Cash surrender value of life insurance          6,842            338       4.94
                                                ----------     ----------       ----
           Total interest-earning assets        $  912,192     $   70,798       7.76%
                                                ==========     ==========       ====
Interest-Bearing Liabilities:
     Certificates of deposit                    $  374,155     $   20,444       5.46%
     Savings deposits                               90,586          2,264       2.50
     Demand and NOW deposits                       112,744            876       0.78
     Money market accounts                          64,481          2,503       3.88
                                                ----------     ----------       ----
           Total deposits                          641,966         26,087       4.06
     FHLB advances and other borrowed money        229,389         13,157       5.74
                                                ----------     ----------       ----
           Total interest-bearing liabilities   $  871,355     $   39,244       4.50%
                                                ==========     ==========       ====
Net interest income                                            $   31,554
                                                               ==========
Net interest rate spread                                                        3.26%
                                                                                ====
Net interest=earning assets                     $   40,837
                                                ==========
Net interest margin 5                                                           3.46%
                                                                                ====
Average interest=earning assets to average
  interest=bearing liabilities                                     104.69%
                                                               ==========
-------------------

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

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


                                             Year Ended June 30, 1998              Year Ended June 30, 1997
                                        ----------------------------------   --------------------------------------
                                           Average    Interest                  Average      Interest
                                         Outstanding   Earned/    Yield/      Outstanding     Earned/    Yield/
                                          Balance6      Paid       Rate1        Balance1       Paid       Rate1
                                        ------------ ---------- ----------- --------------- ----------- -----------
                                                                  (Dollars in Thousands)
Interest-Earnings Assets:
     Loans receivable7 8                 $ 662,536    $ 56,261     8.49%       $ 451,771      $ 37,923    8.39%

     Mortgage-backed securities            140,994       9,676     6.86          116,836         8,185    7.01
     Investments                           113,412       7,580     6.68           61,241         3,884    6.34
     Other interest-earning assets9          8,702         675     7.76           13,732         1,045    7.61
     Cash surrender value of life
     insurance                               6,540         332     5.08            4,187           223    5.33
                                         ---------    --------   ------        ---------      --------  ------
        Total interest-earning assets    $ 932,184    $ 74,524     7.99%       $ 647,767      $ 51,260    7.91%
                                         =========    ========   ======        =========      ========  ======
Interest-Bearing Liabilities:
     Certificates of deposit             $ 380,726    $ 21,824     5.73%       $ 264,588      $ 14,986    5.66%
     Savings deposits                       96,966       2,658     2.74           76,829         2,223    2.89
     Demand and NOW deposits               106,392       1,209     1.14           66,203           883    1.33
     Money market accounts                  52,496       2,112     4.02           31,873         1,146    3.60
                                         ---------    --------   ------        ---------      --------  ------
           Total deposits                  636,580      27,803     4.37          439,493        19,238    4.38
     FHLB advances and other
     borrowed money                        244,964      14,483     5.91          146,413         9,169    6.26
                                         ---------    --------   ------        ---------      --------  ------
           Total interest-bearing
           liabilities                   $ 881,544    $ 42,286     4.80%       $ 585,906      $ 28,407    4.85%
                                         =========    ========   ======        =========      ========  ======
Net interest income                                   $ 32,238                                $ 22,853
                                                      ========                                ========
Net interest rate spread                                           3.19%                                  3.06%
                                                                 ======                                 ======
Net interest-earning assets              $  50,640                             $  61,861
                                         =========                             =========
Net interest margin 10                                             3.46%                                  3.53%
                                                                 ======                                 ======
Average interest-earning assets to
average interest-bearing liabilities                    105.74%                                 110.57%
                                                      ========                                ========

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

                                                1999 vs 1998                             1998 vs 1997
                                   ---------------------------------------  --------------------------------------
                                   Increase/(Decrease) Due To:              Increase/(Decrease) Due To:
                                   ---------------------------              ---------------------------
                                                                  Total                                   Total
                                                         Rate/   Increase                        Rate/   Increase
                                     Volume     Rate    Volume  (Decrease)    Volume     Rate    Volume (Decrease)
                                   ---------------------------------------  --------------------------------------
                                                               (Dollars In Thousands)
Interest-Earning Assets:
    Loans receivable                $ (1,829) $  (682)  $   23   $ (2,488)   $17,692   $   443   $ 203   $18,338
    Mortgage-backed securities        (1,006)    (712)      75     (1,643)     1,693      (167)    (35)    1,491
    Investments                        2,107   (1,282)    (357)       468      3,596        51      49     3,696
    Other interest-earning assets       (386)     741     (424)       (69)       (63)     (327)     20      (370)
    Cash surrender value of life
    insurance                             15       (9)      --          6        125       (10)     (6)      109
                                    --------  -------   ------   --------    -------   -------   -----   -------
         Total interest-earning
         assets                     $ (1,099) $(1,944)  $ (683)  $ (3,726)   $23,043   $   (10)  $ 231   $23,264
                                    ========  =======   ======   ========    =======   =======   =====   =======
Interest-Bearing Liabilities:
    Certificates of deposit         $   (377) $(1,020)  $   17   $ (1,380)    $6,578   $   180   $  80   $ 6,838
    Savings deposits                    (175)    (235)      16       (394)       583      (117)    (31)      435
    Demand and NOW deposits               72     (382)     (23)      (333)       536      (131)    (79)      326
    Money market accounts                482      (74)     (17)       391        742       136      88       966
                                    --------  -------   ------   --------    -------   -------   -----   -------
         Total Deposits                    2   (1,711)      (7)    (1,716)     8,439        68      58     8,565
    FHLB advances and other
    borrowed money                      (921)    (431)      26     (1,326)     6,070      (434)   (322)    5,314
                                    --------  -------   ------   --------    -------   -------   -----   -------
         Total interest-bearing
         liabilities                $   (919) $(2,142)  $   19   $ (3,042)   $14,509   $  (366)  $(264)  $13,879
                                    ========  =======   ======   ========    =======   =======   =====   =======
Changes to net interest income      $   (180) $   198   $ (702)  $   (684)    $8,534   $   356   $ 495   $ 9,385
                                    ========  =======   ======   ========    =======   =======   =====   =======


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
                                                              At June 30,
                                                       ---------------------
                                                        1999   1998     1997
                                                       ------ ------  ------
Weighted average yield on:
 Loans receivable 1  2                                   8.01%  8.34%   8.49%
 Mortgage-backed securities                              6.48   6.73    7.27
 Investments                                             6.09   6.32    6.73
 Other interest-earning assets                           5.46   6.15    5.58
 Cash surrender value of life insurance                  5.07   5.22    5.11
                                                       ------ ------  ------
 Combined weighted average yield on interest-
          earning assets                                 7.46   7.78    8.08
                                                       ------ ------  ------
Weighted average rate paid on:
 Certificates of deposit                                 5.21   5.77    5.52
 Savings deposits                                        2.34   2.77    2.80
 Demand and NOW deposits                                 0.65   0.96    1.15
 Money market accounts                                   3.69   4.10    3.94
                                                       ------ ------  ------
          Total deposits                                 3.83   4.38    4.24
 FHLB advances and other borrowed money                  5.49   5.81    6.11
 Collateralized mortgage obligations                    11.48  11.48   11.37
                                                       ------ ------  ------
 Combined weighted average rate paid on interest-
          bearing liabilities                            4.30   4.79    4.70
                                                       ------ ------  ------
 Interest rate spread                                    3.16%  2.99%   3.38%
                                                       ====== ======  ======

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

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

The following table summarizes the major components of the Company's net income for the last three fiscal years and the changes which occurred between the periods shown:


                                               Year Ended June 30,
                                -----------------------------------------------
Components of net income:                1999              1998          1997
                                -------------------- ---------------- ---------
                                                  (In Thousands)
                                    Amount   Change   Amount   Change   Amount
                                ---------- --------- -------- ------- ---------
Interest income                  $ 70,798  $(3,726)  $74,524  $23,264 $ 51,260
Interest expense                   39,244   (3,042)   42,286   13,879   28,407
                                 --------  -------   -------  ------- --------
  Net interest income              31,554     (684)   32,238    9,385   22,853
Provision for loan losses          (1,300)    (460)     (840)    (440)    (400)
Non-interest income                 9,298      917     8,381    3,696    4,685
Non-interest expense              (28,226)    (467)  (27,759)  (7,191) (20,568)
                                 --------  -------   -------  ------- --------
Income before income taxes         11,326     (694)   12,020    5,450    6,570
Income taxes                       (4,403)    (357)   (4,760)   2,697   (2,063)
                                 --------  -------   -------  ------- --------
  Net income increase (decrease) $  6,923  $  (337)  $ 7,260  $ 2,753 $  4,507
                                 ========  =======   =======  ======= ========


        Comparison of Operating Results for the Years Ended June 30, 1999
                                and June 30, 1998

General. Net income decreased $337,000 to $6.9 million for the fiscal year ended June 30, 1999 as compared to $7.3 million for the fiscal year ended June 30, 1998. The $337,000 decrease in net income was comprised of a decrease in net interest income of $684,000, a $467,000 increase in non-interest expense and a $460,000 increase in provision for loan losses, offset by an increase in non-interest income of $917,000 and a decrease in income tax expense of $357,000. The interest rate spread increased to 3.16% at June 30, 1999 from 2.99% at June 30, 1998. While the Company has adopted interest rate risk policies in an effort to protect net interest income from significant increases in short term interest rates, the Company's net income could still be adversely affected by a narrowing of its net interest rate spread. See "Quantitative and Qualitative Disclosures About Market Risk."

Interest Income. Interest income decreased $3.7 million to $70.8 million for the fiscal year ended June 30, 1999 from $74.5 million for the fiscal year ended June 30, 1998. This decrease resulted from a decrease in the average balance of interest earning assets of $20.0 million to $912.2 million during fiscal 1999 from $932.2 million during fiscal 1998 and a decrease in the average yield on interest-earning assets to 7.76% during fiscal 1999 from 7.99% during fiscal 1998.

Interest earned on loans receivable decreased $2.5 million due primarily to a $21.5 million decrease in the average balance of loans receivable to $641.0 million during fiscal 1999 from $662.5 million during fiscal 1998. In addition, the average yield on loans decreased to 8.39% during fiscal 1999 from 8.49% during fiscal 1998. The decrease in the average balance of loans receivable was the result of the sale $105.0 million of loans available-for-sale and loan repayments of $279.0 million that exceeded new loan originations of $357.9 million. The decline in interest rates during the fiscal year contributed to the decline in the yield on the loan portfolio.

Interest earned on mortgage-backed securities decreased $1.6 million due primarily to a $14.7 million decrease in the average balance of mortgage-backed securities outstanding to $126.3 million during fiscal 1999 from $141.0 million during fiscal 1998. The decrease in the average balance of mortgage-backed securities was primarily the result of a general decline in interest rates during the fiscal year that resulted in repayments of principal of $31.8 million and also contributed to the decrease in the average yield on mortgage-backed securities to 6.36% during fiscal 1999 from 6.86% during fiscal 1998.

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

Interest earned on investment securities increased $468,000 due primarily to a $15.5 million increase in the average balance of investment securities to $128.9 million during the fiscal year 1999 from $113.4 million during fiscal 1998. The average yield earned on investment securities decreased to 6.24% during fiscal year 1999 from 6.68% during the same period last year due to a general decline in interest rates during fiscal 1999.

Interest Expense. Interest expense decreased $3.1 million to $39.2 million in fiscal 1999 from $42.3 million in fiscal 1998. This decrease resulted from a decrease in the average balance of interest-bearing liabilities of $10.1 million to $871.4 million during fiscal 1999 from $881.5 million during fiscal 1998 and a decrease in the average rate paid on interest-bearing liabilities to 4.50% during fiscal 1999 from 4.80% during fiscal 1998. Interest expense on deposits decreased $1.7 million primarily due to a decrease in the rate paid on deposits to 4.06% during fiscal 1999 from 4.37% during fiscal 1998 . The average balance of deposits increased $5.4 million to $642.0 million during fiscal 1999 from $636.6 million during fiscal 1998. Interest expense on FHLB advances and other borrowed money decreased $1.3 million to $13.2 million in fiscal 1999 from $14.5 million in fiscal 1998. The average rate paid on FHLB advances and other borrowed money also decreased to 5.74% during fiscal 1999 from 5.91% during fiscal 1998 and was primarily the result of a general decline in interest rates during fiscal 1999.

Provision for Loan Losses. The provision for loan losses increased $460,000 to $1.3 million for fiscal year 1999 from $840,000 for the same period last year. The increased provision for loan losses is primarily related to the consumer loan dealer finance program. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. At June 30, 1999, the Company had $4.2 million of non-performing assets (representing 0.42% of total assets) compared to $5.0 million at June 30, 1998 (representing 0.49% of total assets). At June 30, 1999, the Company had allowance for loan losses to non-performing assets of 121.13% as compared to 97.44% at June 30, 1998. Management's evaluation of the adequacy of its loan loss reserves, the quality and composition of the loan portfolio and economic conditions in Montana resulted in the $1.3 million provision for loan losses. Future additions to the Company's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the performance and composition of the Company's loan portfolio, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels. For additional information, see "Loan Quality."

Non-interest Income. Non-interest income increased $917,000 to $9.3 million in fiscal 1999 from $8.4 million during 1998. The $917,000 increase resulted primarily from increases in fees and service fees, net gain on sale of loans and securities available-for-sale and other operating income of $350,000, $96,000 and $471,000 respectively. The low interest rate environment that existed during fiscal 1999 produced strong mortgage loan refinance activity which resulted in $3.7 million of loan origination fees and gains on sale of loans available-for-sale as compared to $3.2 million for the same period last year. Seasonal fluctuations in loan volume and a decline in loan volume due to increased interest rates could adversely affect origination fees and gains on sale of loans available-for- sale. Included in non-interest income for fiscal 1999 is a net gain of $314,000 from the sale of the Bank's credit card program, the sale of a building, life insurance proceeds and the write down of mortgage servicing rights that reduced servicing fee income on loans serviced for others.

Non-interest Expense. Non-interest expense increased $467,000 to $28.2 million in fiscal 1999 from $27.8 million in fiscal 1998. Compensation and employee benefits and equipment and furnishings expense increased $546,000 and $467,000 respectively while occupancy, marketing and other expense decreased $118,000, $173,000 and $276,000 respectively. Included in non-interest expense for fiscal 1999 is $834,000 related to year 2000 readiness expenditures, early retirement incentives for certain executive officers, non-recurring professional fees and data center conversion costs.

Income Taxes. Income tax expenses decreased $357,000 to $4.4 million for fiscal 1999 from $4.8 million for fiscal 1998. The $357,000 decrease in income tax expense was primarily the result of the decrease in income before income tax expense of $694,000 and the non-tax deductibility of $666,000 of goodwill amortization for fiscal 1999.

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

Interest Expense. Interest expense increased $13.9 million to $42.3 million in fiscal 1998 from $28.4 million in fiscal 1997. This increase resulted from an increase in the average balance of interest-bearing liabilities of $295.6 million to $881.5 million during fiscal 1998 from $585.9 million during fiscal 1997. Interest expense on deposits increased $8.6 million primarily due to an increase in the average balance of deposits of $197.1 million to $636.6 million during fiscal 1998 from $439.5 million during fiscal 1997. The average rate paid on deposits decreased slightly to 4.37% during fiscal 1998 from 4.38% during fiscal 1997. The increase in the average balance of deposits was the result of the purchase of $287.0 million of deposits related to the Acquisition in fiscal 1997. Interest expense on FHLB advances and other borrowed money increased $5.3 million to $14.5 million in fiscal 1998 from $9.2 million in fiscal 1997. This increase was the result of an increase of $98.6 million in the average balance of FHLB advances and other borrowed money to $245.0 million during fiscal 1998 from $146.4 million during fiscal 1997. The increase in FHLB advances was primarily to fund the growth in investment securities.

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

Provision for Loan Losses. The Company provided $840,000 for loan losses for the fiscal year ended June 30, 1998. At June 30, 1998, the Company had $5.0 million of non-performing assets (representing 0.49% of total assets) compared to $2.4 million at June 30, 1997 (representing 0.25% of total assets). At June 30, 1998, the Company had allowance for loan losses to non-performing assets of 97.44% as compared to 191.01% at June 30, 1997. Management's evaluation of the adequacy of its loan loss reserves, the quality of the loan portfolio and economic conditions in Montana resulted in the $840,000 provision for loan losses.

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

                                  Loan Quality

Total non-performing assets decreased $800,000 to $4.2 million at fiscal year end June 30, 1999 from $5.0 million at fiscal year end June 30, 1998. The $800,000 decrease was primarily in real estate loans. Non-performing assets as a percentage of total assets decreased to 0.42% at June 30, 1999 from 0.49% at June 30, 1998. The 0.42% is substantially less than the national composite for thrifts of 0.73% at March 31, 1999, which is the latest available information reported by the Office of Thrift Supervision. In addition to non-performing loans and foreclosed assets as of June 30, 1999, there were no additional loans identified by the Company with respect to which information known about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have some concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

                    Quantitative and Qualitative Disclosures
                                About Market Risk

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those which possess a short term to maturity. All significant interest rate risk management procedures are performed at the Company level. Based upon the Company's nature of operations, the Company is not subject to foreign currency exchange or commodity price risk. The Company's loan portfolio is concentrated primarily within the State of Montana and is subject to risks associated with the local economy. See "Comparison of Operating Results for the Years Ended June 30, 1999 and June 30, 1998 - Provision for Loan Losses." The Company does not own any trading assets.

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

To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to more closely match the maturities of its assets and liabilities. To accomplish this objective the Bank has focused its lending efforts on the origination of non-residential loans for its portfolio and increased its marketing effort to increase the Bank's balance of non-interest bearing demand accounts. The non-residential loans being originated for portfolio generally mature or change interest rates within five to seven years as compared to the origination of fixed rate fifteen and thirty year residential mortgages. The Bank also sold in fiscal 1999 $105.1 million of primarily 30 year-fixed rate 1-4 family residential mortgage loans to the secondary market in an attempt to limit the exposure to rising interest rates.

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

At June 30, 1999, the Bank was a party to three interest rate exchange agreements, two of which were agreements with the FHLB of Seattle covering a total of $10.0 million in notional principal amounts and one for $5.0 million with an investment firm. Historically, the swaps and caps have been used to reduce the Bank's cost of funds during periods of high interest rates; however, in the interest rate environment experienced during most of fiscal 1999, these swaps and caps had the effect of increasing the Bank's cost of funds. During fiscal 1999, the increase in the cost of funds attributable to these swaps and caps was $111,000. The Bank's interest rate caps expire in 1999 and 2000.

At June 30, 1999 the Bank did not have any interest rate swap agreements in place.

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

OTS regulations provide a Net Portfolio Value ("NPV") and an Interest Rate Sensitivity Measure approach to the quantification of interest rate risk. NPV is defined as the net present value of an institution's existing assets, liabilities, and off-balance sheet contracts. An institution's NPV ratio for a given interest rate scenario is calculated by dividing the net portfolio value that would result in that scenario by the present value of the institution's assets in that same scenario and is expressed in percentage terms. The NPV ratio is analogous to the capital-to-assets ratio used to measure regulatory capital, but NPV is measured in economic values (or present values) in a particular rate scenario. Interest Rate Sensitivity Measure is the magnitude of the decline in an institution's NPV ratio that occurs as a result of an adverse rate shock of 200 basis points. The measure equals the difference between an institution's pre-shock NPV ratio and its post-shock NPV ratio, and is expressed in basis points. The Bank's Asset/Liability Management Committee has established the minimum level of interest rate risk that they are willing to allow under current interest rates and for a range of hypothetical interest rate scenarios. These six scenarios are represented by immediate, permanent, parallel movements in the term structure of interest rates of plus and minus 100, 200, and 300 basis points from the actual term structure at quarter end.

Presented below, as of June 30, 1999, is an OTS analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and compared to Board policy limits. Assumptions used in calculating the amounts in this table are OTS assumptions.

                            Board                 Actual at June 30, 1999
   Change in Market        Minimum                  as Measured by OTS
    Interest Rate        Permissible
    (Basis Points)        NPV Rate
-------------------  ---------------  -----------------------------------------
                                            NPV as a % of PV of assets
-------------------  ---------------  -----------------------------------------
                                                                   Change
                                            NPV Ratio          (Basis Points)
-------------------  ---------------  ---------------------- ------------------
      +300                    6.00                    6.51%           -271
      +200                    7.00                    7.55%           -167
      +100                    8.00                    8.48%            -74
      -0-                     8.50                    9.22%            -0-
      -100                    9.00                    9.71%            +49
      -200                    9.50                   10.05%            +84
      -300                   10.00                   10.40%           +118


The OTS has established guidelines for determining the level of interest rate risk for an OTS regulated institution and has developed an interagency uniform ratings system establishing several levels of interest rate risk: "minimal, "moderate", "significant," "high'" and "imminent threat." Based on a 200 basis point increase in interest rates the Bank's post-shock 7.55% NPV ratio, representing a 167 basis point change from the 9.22% pre-shock NPV ratio, indicates a risk rating of minimal for the Bank at June 30, 1999.

Management has structured its assets and liabilities to attempt to control its exposure to interest rate risk. In the event of a 300 basis point decrease in interest rates, the Bank would experience a 118 basis point increase in NPV in a declining rate environment and a 271 basis point decrease in a rising rate environment. During periods of rising rates, the value of monetary assets and monetary liabilities declines. Conversely, during periods of falling rates, the value of monetary assets and liabilities increases. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). The 271 basis point decrease in NPV as a result of a 300 basis point increase in interest rates indicates that the Bank is susceptible to a reduction in net interest income in a rising interest rate environment due to interest-bearing liabilities potentially repricing more rapidly than interest-earning assets.

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

The Company's liquidity, represented by cash and cash equivalents, is a result of its operations, investing and financing activities. These activities are summarized below for the fiscal years ended June 30, 1999, 1998 and 1997.


                                                   For the Year Ended June 30,
                                                -------------------------------
                                                  1999       1998       1997
                                                               (In Thousands)
-------------------------------------------------------------------------------
Net Income                                       $ 6,923    $  7,260  $   4,507
Adjustments to reconcile net income to net
 cash provided by operating activities            32,740      23,475     19,598
-------------------------------------------------------------------------------
Net cash provided by operating activities         39,663      30,735     24,105
Net cash (used) by investing activities            4,606     (51,101)   (21,642)
Net cash provided (used)
 by financing activities                         (44,391)     32,275      1,397
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                        (122)     11,909      3,860
Cash and cash equivalents at
 beginning of period                              29,068      17,159     13,299
-------------------------------------------------------------------------------
Cash and cash equivalents at end of period      $ 28,946    $ 29,068   $ 17,159
-------------------------------------------------------------------------------

The primary investing activities of the Company are the origination of loans and the purchase of investment and mortgage-backed securities. During the fiscal years ended June 30, 1999, 1998 and 1997, the Company's loan originations totaled $357.9 million,$366.7 million and$226.8 million, respectively.

Purchases of mortgage-backed securities totaled $58.5 million, $7.0 million and $98.4 million for fiscal years ended June 30, 1999, 1998 and 1997, respectively. Purchases of investment securities totaled $146.1 million, $148.8 million and $109.7 million for the fiscal years ended June 30, 1999, 1998 and 1997, respectively. Mortgage-backed securities and investment securities purchased in fiscal 1997 included $91.4 million and $20.0 million respectively, related to the Acquisition.

During fiscal 1997 a net $10.8 million of cash ($26.8 million paid in cash consideration and direct Acquisition costs less $16.0 million in cash and cash equivalents purchased) was used to acquire Security Bancorp.

During the fiscal years ended June 30, 1999, 1998 and 1997, investing activities were funded primarily by principal repayments on loans and mortgage-backed securities and investment securities and the maturity of investment securities and the sale of loans, mortgage-backed securities and investments totaling $573.9 million, $474.2 million, and $313.5 million for the respective fiscal years.

The major sources of cash flows from financing activities are deposits into savings accounts and additional borrowings. The major uses of cash flows from financing activities are withdrawals from savings accounts and payments on borrowings. For the fiscal year ended June 30, 1998 and 1997 the net increase in cash flows from financing activities was $32.3 million and $1.4 million respectively, and a net decrease of $44.4 million for the fiscal year ended June 30, 1999.

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be waived at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is 4%. The Bank's regulatory liquidity ratio was 16.5% at June 30, 1999.

The Bank's most liquid assets are cash and cash in banks and highly liquid, short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending, and investing activities during any given period. At June 30, 1999, the Bank's regulatory liquid assets totaled $117.0 million.

Liquidity management for the Bank is both a daily and long-term function of the Company's management strategy. Excess funds are generally invested in short-term investments such as FHLB certificates of deposit. If the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advances. At June 30, 1999, the Bank had outstanding borrowings of $251.2 million, which included $244.1 million of FHLB advances, $6.7 million of repurchase agreements and $435,000 of collateralized mortgage obligations and other borrowed money.

At June 30, 1999, the Bank had outstanding commitments to originate loans of $22.6 million, of which $4.7 million was at fixed interest rates. These loans are to be secured by properties located in the Bank's primary market areas. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit scheduled to mature in less than one year from June 30, 1999 totaled $273.6 million.

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

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

                         Year 2000 Readiness Disclosure

General. The Year 2000 ("Y2K") issue confronting the Bank and its suppliers, customers, customer's suppliers, and competitors centers on the inability of computer systems to recognize the Year 2000. Many existing computer programs and systems originally were programmed with six digit dates that provided only two digits to identify the calendar year in the date field. With the impending new millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. The Year 2000 issue affects virtually all companies and organizations.

Financial institution regulators recently have increased their focus upon Y2K compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institution Examination Council ("FFIEC") has issued several interagency statements on Y2K Project Management Awareness. These statements require financial institutions to, among other things, examine the Y2K implications of their reliance on vendors and with respect to data exchange and the potential impact of the Y2K issue on their customers, suppliers, and borrowers. These statements also require each federally regulated financial institution to survey its exposure, measure its risk, and prepare a plan to address the Y2K issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any Y2K problems. The federal banking agencies have asserted that Y2K testing and certification is a key safety and soundness issue in conjunction with regulatory examinations and, thus, that an institution's failure to address appropriately the Y2K issue could result in supervisory action, including the reduction of the institution's supervisory rating, the denial of applications for approval of mergers or acquisitions, or the imposition of civil monetary penalties.

Risk. Like most financial institution service providers, the Bank and its operations may be significantly affected by the Y2K issue due to its dependence on technology and date-sensitive data. Computer software and hardware and other equipment, both within and outside the Bank's direct control and third parties with whom the Bank electronically or operationally interfaces (including without limitation its customers and third party vendors), are likely to be affected. If computer systems are not modified in order to be able to identify the Year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on date field information such as interest, payments, or due dates, and other operating functions, could generate results which are significantly misstated, and the Bank could experience an inability to process transactions, prepare statements, or engage in similar normal business activities. Likewise, under certain circumstances, a failure to adequately address the Y2K issue could adversely affect the viability of the Bank's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could result in a significant adverse impact on the Bank's operations and, in turn, its financial condition and result of operations.

State of Readiness. During July 1997, the Bank formulated its plan to address the Y2K issue. Since that time, the Bank has taken the following steps:

     o Established senior management advisory and review responsibilities; o Completed a Bank-wide assessment of applications and system software;
          o Built an internal tracking database for application and vendor software;
     o    Developed compliance plans and schedules for all lines of business;
     o    Initiated vendor compliance verification;
     o Began awareness and education activities for employees through existing internal communication channels;
     o Developed a process to respond to customer inquiries as well as help educate customers on the Y2K issue;
     o Converted to new certified Y2K primary data system including: 1) loans, deposit, and general ledger software; 2) data center service provider; and 3) PC-based hardware and software throughout the Bank;
     o    Developed contingency plans for each mission critical system;
     o    Established a business remediation plan;
     o    Developed systems verification procedures for after rollover; and
     o    Assessed the Bank's Y2K cash needs.

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

The following paragraphs summarize the phases of the Bank's Y2K plan:

Awareness Phase. The Bank formally established a Y2K plan headed by a senior manager, and a Y2K committee was assembled for management of the Y2K project. The Y2K committee created a plan of action that includes milestones, budget estimates, strategies, and methodologies to track and report the status of the project. Members of the Y2K committee also received regulatory publications and attended conferences and information sharing sessions to gain more insight into the Y2K issue and potential strategies for addressing it.

Assessment Phase. The Bank's strategies were further developed with respect to how the objectives of the Y2K plan would be achieved, and a Y2K business risk assessment was made to quantify the extent of the Bank's Y2K exposure. An assessment of applications and software (which is periodically updated as new technology is acquired and as systems progress through subsequent phases) was developed to identify and monitor Y2K readiness for information systems (hardware, software, utilities, and vendors) as well as environmental systems (security systems, facilities, etc.). Systems were prioritized based on business impact and available alternatives. Mission critical systems supplied by vendors were researched to determine Y2K readiness. Where Y2K-ready versions were not immediately available, the Bank is monitoring vendor renovation progress. The Bank identified functional replacements which were either up-gradable or currently Y2K-ready, and a formal plan developed to repair, upgrade, or replace all mission critical systems.

Beginning in August 1998, all credits greater than $250,000 were evaluated for Y2K exposure by the relationship account officer using a questionnaire developed by the Bank's credit administration staff. Because the Bank's loan portfolio is primarily real estate based and is diversified with regard to individual borrowers and types of businesses, and the Bank's primary market area is not significantly dependent on one employer or industry. As part of the current credit approval process, all new and renewed loans are evaluated for Y2K risk. During the course of these evaluations, Bank personnel have met individually with each of its larger borrowers to discuss and obtain information regarding each borrower's dependence on information technology and third party vendors and the nature of steps being taken by the borrowers to address their Y2K risk. While the Bank will continue to monitor the progress being made by its larger borrowers in addressing their own Y2K risk, to date the Bank is generally satisfied with these customers responses to the Bank's inquiries and their progress in addressing their Y2K risk.

Renovation Phase. The Bank's assessment of applications and system software revealed that Y2K upgrades were available for all vendor supplied mission critical systems. All of the Y2K-ready versions have been delivered and placed into production and have entered the validation process with the exception of the Bank's utility company. The Bank has not yet received sufficient information from this vendor to predict the outcome of their Y2K efforts.

Validation Phase. The validation phase is designed to test the ability of hardware and software to accurately process date sensitive data. The Bank has conducted validation testing of each mission critical system. During the validation testing, no significant Y2K problems were identified relating to any mission critical systems.

Implementation Phase. The Bank's plan calls for putting Y2K-ready systems into production before having actually completed Y2K validation testing. Y2K-ready modified or upgraded versions have been installed and placed into production with respect to all missions critical systems with the exception of the Bank's utility company.


Bank Resources Invested. The Bank's Y2K committee was assigned the task of ensuring that all systems across the Bank are identified, analyzed for Y2K compliance, corrected, if necessary, tested and changes implemented. The Y2K committee members represent all functional areas of the Bank, including senior management, accounting, central operations, commercial/agricultural lending, internal audit, and information systems. The Vice-President-Audit/Compliance is the Y2K coordinator and heads the Y2K committee. The Bank's Board of Directors oversees the Y2K plan and provides guidance and resources to, and receives monthly updates from the Y2K coordinator.

Management currently estimates total costs of the Bank's Year 2000 compliance to be less than $280,000; $189,000 of which has already been incurred. The Bank does not believe the cost of addressing the Year 2000 issues will be a material event or uncertainty that would cause reported financial information not to be necessarily indicative of future operating results or financial conditions. Nor does it believe that the costs or the consequences of incomplete or untimely resolution of its Year 2000 issues represent a known material event or uncertainty that is reasonably likely to

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

affect its future financial results, or cause its reported financial information not to be necessarily indicative of future financial condition.

There are numerous risks associated with the Year 2000, including the possibility of a failure of third parties to remediate their own Year 2000 issues. The failure of third parties, which the Bank has financial or operational relationships with, to remediate their technology systems in a timely manner could result in a material financial risk to the Bank. While the Bank exercises no control over third parties, the Bank's Year 2000 plan includes a survey assessment of critical third party responses and remediation plans and their potential impact to the Bank.

Contingency Plans. During the assessment phase, the Bank developed back-up or contingency plans for each of its mission critical systems. These contingency plans were reviewed for adequacy and employee training was conducted. Validation of the contingency plans will be substantially completed by September 30, 1999 and reviewed by the Bank's Internal Audit Department. The Bank also developed a Remediation Plan for the Corporate offices.

System Verification Procedures for After Rollover: Systems verification procedures are a critical phase of the Bank's project management process to ensure the integrity of all data. Validation will occur on all core applications and testing will also be performed on system software. In addition, testing to validate historical or archive data will be conducted. Systems verification procedures will be conducted for all core applications on January 2, 2000 (Year end-December 31st); January 4, 2000 (1st business day-January 3rd); February 1, 2000 (Month-end-January 31st); and March 1, 2000 (Leap year-February 29th). System verification procedures for all system software will be conducted on January 1, 2000 (Year end-December 31st).

Cash and Liquidity Plan: Management has established a cash and liquidity plan to ensure that adequate funds are available for the Bank's Y2K needs and details both a primary and secondary source of funding for Y2K cash needs in addition to alternative sources of funds. Y2K cash needs will be reviewed and updated monthly to account for any changes in the environment related to Y2K. In the event additional funds are needed to meet Y2K demands, the Bank will obtain these funds in the most cost effective way.

                          Independent Auditors' Report



The Board of Directors
WesterFed Financial Corporation:

We have audited the accompanying consolidated balance sheets of WesterFed Financial Corporation and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WesterFed Financial Corporation and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles.






Billings, Montana
July 23, 1999

WesterFed Financial Corporation and Subsidiaries

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)
                                                                June 30,
                                                            1999        1998
Assets
Cash and due from banks............................... $    25,867      19,440
Interest-bearing bank deposits........................       3,079       9,628
                                                         ---------   ---------
        Cash and cash equivalents.....................      28,946      29,068

Interest-bearing deposits.............................       1,985         100
Investment securities available-for-sale..............     103,441     108,511
Investment securities, at amortized
    cost (estimated fair value of
    $9,255 in 1999 and $16,974 in 1998)...............       9,235      16,847
Mortgage-backed securities available-for-sale.........      68,029      24,135
Mortgage-backed securities, at
    amortized cost (estimated fair value of
    $85,252 in 1999 and $104,962 in 1998).............      83,720     102,298
Loans available-for-sale..............................       3,740       6,922
Loans receivable, net.................................     627,631     650,371
Interest receivable...................................       7,635       7,778
Stock in Federal Home Loan Bank of Seattle, at cost...      14,615      13,560
Premises and equipment, net...........................      28,269      30,089
Core deposit intangible...............................       3,741       4,518
Goodwill..............................................      15,096      15,762
Cash surrender value of life insurance policies.......       6,916       6,705
Other assets..........................................       4,350       5,472
                                                         ---------   ---------

                                                       $ 1,007,349   1,022,136
                                                         =========   =========

--------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Deposits.............................................. $   645,549     636,441
Repurchase agreements.................................       6,702       6,233
Borrowed funds........................................     244,483     248,953
Advances from borrowers for taxes and insurance.......       3,302       4,052
Income taxes - current and deferred...................       1,552       2,289
Accrued interest payable..............................       6,156       4,480
Accrued expenses and other liabilities................       8,456       9,988
                                                         ---------   ---------
        Total liabilities.............................     916,200     912,436
                                                         ---------   ---------

Stockholders' equity:
    Preferred stock, $.01 par value,
        5,000,000 shares authorized;
        none outstanding..............................          -           -
    Common stock, $.01 par value,
        10,000,000 shares authorized;
        5,872,807 shares issued, 4,538,557
        outstanding in 1999; 5,836,691
        shares issued, 5,585,295
        outstanding in 1998...........................          56          56
    Paid-in capital...................................      69,572      68,923
    Common stock acquired by ESOP/RRP.................      (2,216)     (2,520)
    Treasury stock, at cost ..........................     (25,319)     (3,461)
    Accumulated other comprehensive income (loss).....      (1,717)         23
    Retained earnings.................................      50,773      46,679
                                                         ---------   ---------

        Total stockholders' equity....................      91,149     109,700
                                                         ---------   ---------

Commitments and contingencies
                                                       $ 1,007,349   1,022,136
                                                         =========   =========

Book value per common share outstanding............... $      20.08      19.64
                                                         ==========  =========

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Income
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
                                                        Year Ended June 30,
                                                 -------------------------------
                                                   1999       1998        1997
                                                 --------   --------    --------
Interest income:
    Loans receivable.......................... $   53,773     56,261      37,923
    Mortgage-backed securities................      8,033      9,676       8,185
    Investment securities.....................      8,048      7,580       3,884
    Interest-bearing deposits.................        606        675       1,045
    Other.....................................        338        332         223
                                                 --------   --------    --------
        Total interest income.................     70,798     74,524      51,260
                                                 --------   --------    --------

Interest expense:
    NOW and money market demand...............      3,379      3,321       2,029
    Savings...................................      2,264      2,658       2,223
    Certificates of deposit...................     20,444     21,824      14,986
                                                 --------   --------    --------
                                                   26,087     27,803      19,238
    Borrowed funds and repurchase agreements..     13,157     14,483       9,169
                                                 --------   --------    --------
        Total interest expense................     39,244     42,286      28,407
                                                 --------   --------    --------

        Net interest income...................     31,554     32,238      22,853
Provision for loan losses.....................      1,300        840         400
                                                 --------   --------    --------
        Net interest income after
                provision for loan losses          30,254     31,398      22,453
                                                 --------   --------    --------

Non-interest income:
    Loan origination fees on loans sold.......      2,633      2,268         667
    Service fees..............................      4,471      4,486       3,034
    Net gain on sale of loans and
        securities available-for-sale.........      1,149      1,053         678
    Other.....................................      1,045        574         306
                                                 --------   --------    --------
        Total non-interest income.............      9,298      8,381       4,685
                                                 --------   --------    --------

Non-interest expense:
    Compensation and employee benefits........     13,695     13,149       9,342
    Net occupancy expense of premises.........      2,035      2,153       1,373
    Equipment and furnishings.................      2,313      1,846       1,009
    Data processing...........................      1,627      1,644         962
    Deposit insurance premium.................        344        358         517
    SAIF assessment...........................         -          -        2,297
    Intangibles amortization..................      1,443      1,391         532
    Marketing and advertising.................        616        789         571
    Other.....................................      6,153      6,429       3,965
                                                 --------   --------    --------
        Total non-interest expense............     28,226     27,759      20,568
                                                 --------   --------    --------

        Income before income taxes............     11,326     12,020       6,570

Income taxes..................................      4,403      4,760       2,063
                                                 --------   --------    --------

        Net income............................ $    6,923      7,260       4,507
                                                 ========   ========    ========

Net income per common share:
    Basic..................................... $     1.43        1.37       1.01
                                                 ========   =========   ========

    Diluted................................... $     1.37        1.29        .96
                                                 ========   =========   ========

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income
-------------------------------------------------------------------------------------------------------------------
 (Dollars in thousands, except per share data)                                 Accumulated
                                                                                  other
                                                                                 compre-
                                             Common   Paid-in   ESOP/ Treasury   hensive      Retained
                                              stock   capital   RRP    stock   income (loss)  earnings     Total
                                            -------- -------- ------- -------- ------------- ----------- ----------

Balance at June 30, 1996.................    $   46   45,451  (3,558)   (3,079)    (226)       39,973      78,607

Comprehensive income:
    Net income...........................         -        -       -         -        -         4,507       4,507
    Unrealized gain on securities
        available-for-sale, net
        of reclassification adjustment...         -        -       -         -      191             -         191
                                                                                                           ------
          Total comprehensive income.....                                                                   4,698

ESOP shares committed to be released.....         -      265     227         -        -             -         492
Amortization of RRP......................         -        -     499         -        -             -         499
Shares forfeited by RRP participants
     (195 shares)........................         -        -       2        (2)       -             -           -
Common stock acquired by RRP
     (5,418 shares)......................         -      106    (106)        -        -             -           -
Common stock options exercised
     (13,768 shares).....................         -      184       -         -        -             -         184
Common stock issued (534 shares).........         -       10       -         -        -             -          10
Security Bancorp acquisition:
    Issuance of 1,150,175 shares,
        net of issuance costs of $200....        10   21,052       -         -        -             -      21,062
    Issuance of options
        allowing holders to
        acquire 94,696 shares............         -      873       -         -        -             -         873
Cash dividends declared ($.45 per share).         -        -       -         -        -        (2,166)     (2,166)
                                            -------  -------  ------  --------  -------      --------     -------
Balance at June 30, 1997................         56   67,941  (2,936)   (3,081)     (35)       42,314     104,259

Comprehensive income:
    Net income...........................         -        -       -         -        -         7,260       7,260
    Unrealized gain on securities
      available-for-sale, net
      of reclassification adjustment.....         -        -       -         -       58             -          58
                                                                                                          -------
          Total comprehensive income.....                                                                   7,318

Purchase of treasury stock, at
      cost - 17,500 shares...............         -        -       -      (379)       -             -        (379)
ESOP shares committed to be released.....         -      425     227         -        -             -         652
Amortization of RRP......................         -        -     188         -        -             -         188
Shares forfeited by RRP
     participants (75 shares)............         -        -       1        (1)       -             -           -
Common stock options exercised
     (37,978 shares).....................         -      557       -         -        -             -         557
Cash dividends declared ($.54 per share).         -        -       -         -        -        (2,895)     (2,895)
                                            -------  -------  ------  --------  -------      --------     -------
Balance at June 30, 1998.................        56   68,923  (2,520)   (3,461)      23        46,679     109,700

Comprehensive income:
    Net income...........................         -        -       -         -        -         6,923       6,923
    Unrealized loss on securities
      available-for-sale, net
      of reclassification adjustment.....         -        -       -         -   (1,740)            -      (1,740)
                                                                                                          -------
          Total comprehensive income                                                                        5,183

Purchase of 1,082,854 shares of
    treasury stock, net of
    acquisition costs of $200............         -        -       -   (21,858)       -             -     (21,858)
ESOP shares committed to be released.....         -      245     227         -        -             -         472
Amortization of RRP......................         -        -      77         -        -             -          77
Common stock options exercised
     (36,116 shares).....................         -      404       -         -        -             -         404
Cash dividends declared ($.62 per share).         -        -       -         -        -        (2,829)     (2,829)
                                            -------  -------  ------  --------  -------      --------     -------
Balance at June 30, 1999.................   $    56   69,572  (2,216)  (25,319)  (1,717)       50,773      91,149
                                            =======  =======  ======  ========  =======      ========     =======

-----------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------
(Dollars in thousands)
                                                                  Year Ended June 30,
                                                          -------------------------------
                                                              1999       1998      1997
                                                          ----------  --------    -------
Net cash provided by operating activities...............  $   39,663    30,735     24,105
                                                          ----------  --------    -------

Cash flows from investing activities:
    Net change in interest-bearing deposits.............      (1,885)    1,900      1,000
    Purchases of:
        FHLB stock......................................           -    (1,129)         -
        Investment securities...........................           -    (5,483)    (9,956)
        Investment securities available-for-sale........    (146,138) (143,279)   (79,804)
        Mortgage-backed securities......................           -         -     (5,950)
        Mortgage-backed securities available-for-sale...     (58,499)   (6,990)      (983)
    Proceeds from maturities:
        Investment securities...........................       7,636    16,316      9,351
        Investment securities available-for-sale........     127,651    70,545     61,289
    Proceeds from sales of:
        Investment securities available-for-sale........      21,961    16,065      5,192
        Mortgage-backed securities available-for-sale...           -     3,222     31,937
        Real estate owned...............................         204        -           -
    Principal payments from:
        Investment securities available-for-sale........         748       437        385
        Mortgage-backed securities......................      18,782    15,661      8,897
        Mortgage-backed securities available-for-sale...      12,981    10,955     14,113
    Net change in loans receivable......................      21,557   (24,516)   (43,911)
    Proceeds from sales of premises and equipment.......         611     1,162          -
    Purchases of premises and equipment.................      (1,003)   (5,682)    (2,426)
    Purchase of life insurance policies.................           -      (285)         -
    Acquisition of Security Bancorp, net of cash and
        cash equivalents acquired of $16,013............           -         -    (10,776)
                                                          ----------  --------    -------
           Net cash provided by (used in)
                 investing activities...................       4,606   (51,101)   (21,642)
                                                          ----------  --------    -------
Cash flows from financing activities:
    Net change in deposits..............................     (15,212)  (21,366)   (25,093)
    Net change in repurchase agreements.................         469    (1,553)       974
    Proceeds from borrowings............................     319,560   344,165    136,090
    Payments on borrowings..............................    (324,078) (286,719)  (108,606)
    Net change in advances from borrowers for taxes
        and insurance...................................        (750)      299       (295)
    Dividends paid to stockholders......................      (2,926)   (2,729)    (1,867)
    Proceeds from exercise of options and stock issuances        404       557        194
    Payments to acquire treasury stock..................     (21,858)     (379)         -
                                                          ----------  --------    -------
    Net cash provided by (used in) financing activities      (44,391)   32,275      1,397
                                                          ----------  --------    -------

Net increase (decrease) in cash and cash equivalents....        (122)   11,909      3,860
Cash and cash equivalents at beginning of year..........      29,068    17,159     13,299
                                                          ----------  --------    -------
Cash and cash equivalents at end of year................  $   28,946    29,068     17,159
                                                          ==========  ========    =======

Supplemental  disclosure of cash flow  information:
  Payments  during the period for:
        Interest........................................  $   12,856    13,900      8,942
        Income taxes, net...............................       3,933     4,080      3,014
                                                          ==========  ========    =======

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

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

WesterFed Financial Corporation ("WesterFed," and collectively with its subsidiary, the "Company") serves the financial needs of 20 communities in the state of Montana through its wholly-owned subsidiary, Western Security Bank (the "Bank"), a federally chartered savings bank. In addition to traditional financial institution services, the Company provides insurance, investment and other related services through Western Security Investment Services, Inc., Service Corporation of Montana, Monte Mac I, Inc. and COAD Limited Partnership, all wholly-owned subsidiaries of the Bank.

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

At June 30, 1999, the Company was required to have aggregate reserves, exclusive of cash on hand, with the Federal Reserve Bank of approximately $2,260.

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

Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected. Discounts are accreted and premiums are amortized to income using the level-yield method over the estimated lives of the loans. Loans that can be contractually prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment are measured like debt securities available-for-sale.

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

The cost of loan servicing rights is included in other assets and amortized in proportion to, and over the period of, estimated net servicing revenues.

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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Real Estate Owned

Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. Other assets include $370 and $421 of real estate and other personal property acquired through foreclosure at June 30, 1999 and 1998, respectively.

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

Long-Lived Assets

Long-lived tangible and intangible assets are reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset.

Goodwill

Goodwill reflects the excess of cost over fair value of identifiable net assets which were acquired during 1997. Goodwill is amortized over 25 years.
Accumulated amortization at June 30, 1999 and 1998 was $1,499 and $833, respectively.

Core Deposit Intangible

Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in a 1997 acquisition and is amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. Accumulated amortization at June 30, 1999 and 1998 was $1,867 and $1,090, respectively.

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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Comprehensive Income

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" effective July 1, 1998. SFAS No. 130 requires companies to report comprehensive income which includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of comprehensive income is unrealized gains and losses on available-for-sale securities. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.


Earnings Per Share

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

Reclassifications

Certain reclassifications have been made to the 1998 financial statements to conform with the 1999 presentation.

--------------------------------------------------------------------------------

(2)   REGULATORY MATTERS

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

The OTS has amended its capital distribution regulation effective April 1, 1999. Associations that are subsidiaries of a savings and loan holding company must file a notice with the OTS at least 30 days before the proposed declaration of a dividend or approval of the proposed capital distribution by its Board of Directors. In addition, the savings institution now must obtain prior approval from the OTS if it fails to meet certain regulatory conditions or if, after giving effect to the proposed distribution, the institution's capital distributions in a calendar year would exceed its year-to-date net income plus retained net income for the preceding two years or the association would not be at least adequately capitalized.

The Bank may also not declare or pay a cash dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below the amount required for a liquidation account, which was established at the date the Bank completed its conversion from a mutual to a stock form of savings bank.

Capital standards require the Bank to have minimum regulatory tangible capital equal to 1.5% of adjusted total assets, a minimum 3.0% core capital ratio and an 8.0% risk-based capital ratio. In addition, federal banking agencies have adopted regulations which establish a system for prompt regulatory corrective action with respect to depository institutions which do not meet minimum capital requirements. The "prompt corrective action" regulations established five categories related to the level of capital of the depository institution: (1) well-capitalized, (2) adequately capitalized, (3) under-capitalized, (4) significantly undercapitalized, and (5) critically undercapitalized. The Bank's total risk-based, Tier 1 and core capital ratios were 12.26%, 11.44% and 7.23%, respectively, at June 30, 1999. The Bank's total risk-based, Tier 1 and core capital ratios were 13.81%, 13.03% and 8.27%, respectively, at June 30, 1998.
At June 30, 1999 and 1998, the Bank was categorized as "well-capitalized."

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


The Bank's compliance with capital requirements at June 30, 1999 and 1998 follows:

                                                             Minimum to              Minimum
                                                            be adequately          to be well
                                                          capitalized under     capitalized under
                                                          prompt corrective     prompt corrective
                                       Actual             actions provision     actions provision
                                  --------------------  --------------------  --------------------
                                    Amount      Ratio     Amount      Ratio     Amount     Ratio
                                  ---------   --------  ----------  --------  ---------  ---------
As of June 30, 1999:
  Total capital (to risk-weighted
      assets).................... $  76,384     12.26%  $   49,830     8.00%  $  62,287     10.00%
  Core (Tier 1) capital (to
      risk-weighted assets)......    71,275     11.44       24,915     4.00      37,372      6.00
  Core (Tier 1) capital (to
      adjusted assets)...........    71,275      7.23       39,447     4.00      49,309      5.00
  Tangible capital (to tangible
      assets)....................    71,275      7.23       14,793     1.50      14,793      1.50
                                    =======    ======     ========  =======     =======    ======

As of June 30, 1998:
  Total capital (to risk-weighted
      assets).................... $  86,975     13.81%  $   50,394     8.00%  $  62,992     10.00%
  Core (Tier 1) capital (to
      risk-weighted assets)......    82,084     13.03       25,197     4.00      37,795      6.00
  Core (Tier 1) capital (to
      adjusted assets)...........    82,084      8.27       39,724     4.00      49,655      5.00
  Tangible capital (to tangible
      assets)....................    82,084      8.27       14,896     1.50      14,896      1.50
                                    =======    ======     ========  =======     =======    ======

The following is a reconciliation of capital as shown on the consolidated financial statements and tangible, core and risk-based regulatory capital of the Bank at June 30, 1999 and 1998:
                                                            1999        1998
                                                          --------     -------
Capital per consolidated financial statements..........   $ 91,149     109,700
 Less:Nonqualifying equity.............................     (2,160)     (6,263)
      Goodwill and other intangibles...................    (18,837)    (20,280)
      Nonqualifying purchased mortgage loan servicing..       (602)     (1,062)
      Unrealized losses (gains) on certain securities
          available-for-sale...........................      1,725         (11)
                                                          --------     -------

Tangible and Core capital..............................     71,275      82,084

 Add:   general valuation allowance....................      5,109       4,891
                                                          --------     -------

Risk-based capital.....................................   $ 76,384      86,975
                                                          ========     =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(3)   INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities at June 30, 1999 and 1998 are summarized as follows:

                                                                     1999
                                               -----------------------------------------------
                                                             Gross       Gross       Estimated
                                               Amortized   unrealized  unrealized       fair
                                                  cost       gains       losses         value
                                               ---------     ------      -------       -------
Investment securities held-to-maturity:
Corporate obligations.......................   $   6,985         16           (6)        6,995
Other investments...........................       2,250         10            -         2,260
                                               ---------     ------      -------       -------
    Total investment securities
    held-to-maturity........................   $   9,235         26           (6)        9,255
                                               =========     ======      =======       =======
Investment securities available-for-sale:
Federal agency obligations..................   $  81,323          2       (1,340)       79,985
Corporate obligations.......................      23,509         32         (167)       23,374
Other.......................................           3         79            -            82
                                               ---------     ------      -------       -------
    Total investment securities
    available-for-sale......................   $ 104,835        113       (1,507)      103,441
                                               =========     ======      =======       =======


                                                                     1998
                                               -----------------------------------------------
                                                             Gross       Gross       Estimated
                                               Amortized   unrealized  unrealized       fair
                                                  cost       gains       losses         value
                                               ---------     ------      -------       -------
Investment securities held-to-maturity:
Federal agency obligations..................   $   2,994         27           -          3,021
U.S. Government obligations.................         100         -            -            100
Corporate obligations.......................      11,473         87           -         11,560
Other investments...........................       2,280         13           -          2,293
                                               ---------     ------      -------       -------
    Total investment securities
    held-to-maturity........................   $  16,847        127            -        16,974
                                               =========     ======      =======       =======
Investment securities available-for-sale:
Federal agency obligations..................   $  89,792        100         (111)       89,781
Corporate obligations.......................      18,658         62           -         18,720
Other.......................................           3          7           -             10
                                               ---------     ------      -------       -------
    Total investment securities
    available-for-sale......................   $ 108,453        169         (111)      108,511
                                               =========     ======      =======       =======


WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations at par value without prepayment penalties. The cost and estimated fair value of investment securities at June 30, 1999, by contractual maturity, are shown below:
                                                                     Fair
                                                     Cost            value
Investment securities held-to-maturity
Due in:
    Less than one year........................   $   3,032           3,047
    One to five years.........................       3,991           3,986
    Five to ten years.........................         567             567
    After ten years...........................       1,645           1,655
                                                   -------         -------

           ...................................   $   9,235           9,255
                                                   =======         =======

Investment securities available-for-sale
Due in:
    Less than one year........................   $  10,859          10,894
    One to five years.........................      91,598          90,212
    Other.....................................       2,378           2,335
                                                   -------         -------

           ...................................   $ 104,835         103,441
                                                   =======         =======


Gross proceeds from sales of investment securities available-for-sale for 1999, 1998 and 1997 were $21,961, $16,065 and $5,192, respectively. These sales resulted in gross gains of $89, $68 and $18 in 1999, 1998 and 1997, respectively, and gross losses of $0, $0 and $34 in 1999, 1998 and 1997, respectively.


Pursuant to a collateral agreement with the FHLB, all unpledged, qualifying investment securities, including those available-for-sale, are pledged to secure advances from the FHLB.

--------------------------------------------------------------------------------

(4)   MORTGAGE-BACKED SECURITIES

A summary of mortgage-backed securities at June 30, 1999 and 1998 is as follows:

                                                        1999
                                     -------------------------------------------
                                                 Gross       Gross     Estimated
                                     Amortized unrealized  unrealized    fair
                                       cost       gains      losses      value
                                     --------  ----------  ----------  ---------
Mortgage-backed securities
     held-to-maturity:
Collateralized mortgage
obligations - federal agency.......  $ 43,292    1,142         (8)      44,426
FHLMC   ...........................    27,587      219        (26)      27,780
GNMA...............................    10,774       21         (6)      10,789
FNMA...............................        26       -         (26)          -
Other..............................     2,041      218         (2)       2,257
                                     --------    -----      -----      -------
Total mortgage-backed securities
   held-to-maturity................  $ 83,720    1,600        (68)      85,252
                                     ========    =====      =====      =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                        1999
                                     -------------------------------------------
                                                 Gross       Gross     Estimated
                                     Amortized unrealized  unrealized    fair
                                       cost       gains      losses      value
                                     --------  ----------  ----------  ---------
Mortgage-backed securities
     available-for-sale:
Collateralized mortgage
     obligations - federal agency.. $22,444        13          (647)     21,810
FHLMC   ...........................  15,216        30          (201)     15,045
GNMA...............................   8,381         -          (151)      8,230
FNMA...............................  17,442        35          (456)     17,021
Other..............................   5,923         -             -       5,923
                                    -------     -----       -------     -------
 Total mortgage-backed securities
   available-for-sale.............. $69,406        78        (1,455)     68,029
                                    =======     =====       =======     =======

                                                        1998
                                    --------------------------------------------
                                                 Gross       Gross     Estimated
                                     Amortized unrealized  unrealized    fair
                                       cost       gains      losses      value
                                    ---------  ----------  ----------  ---------
Mortgage-backed securities
     held-to-maturity:
Collateralized mortgage
     obligations - federal agency.. $44,874     1,666            -       46,540
FHLMC   ...........................  39,508       786            -       40,294
GNMA...............................  14,776       194            -       14,970
Other..............................   3,140        49           (31)      3,158
                                   --------     -----       -------     -------
  Total mortgage-backed securities
     held-to-maturity..............$102,298     2,695           (31)    104,962
                                   ========     =====       =======     =======

Mortgage-backed securities
     available-for-sale:
Collateralized mortgage
     obligations - federal agency  $  3,711         -            (7)      3,704
FHLMC   ..........................   12,265       112          (109)     12,268
GNMA..............................      438         4             -         442
FNMA..............................    7,742        49           (70)      7,721
                                   --------     -----       -------     -------
  Total mortgage-backed securities
     available-for-sale........... $ 24,156       165          (186)      24,135
                                   ========     =====       =======     =======

Gross proceeds from sales of mortgage-backed securities available-for-sale for 1999, 1998 and 1997 were $0, $3,222 and $31,937, resulting in gross gains of $0, $40 and $76 and gross losses of $0, $11 and $19, respectively.

Expected maturities of mortgage-backed securities will differ from contractual maturities because issuers may have the right to prepay obligations with or without penalties. The contractual weighted average life of mortgage-backed securities is 16.6 years at June 30, 1999.


Mortgaged backed securities with amortized cost of $31,674 and $34,799 at June 30, 1999 and 1998, respectively, were pledged to secure public deposits and securities sold under repurchase agreements. The approximate market value of securities pledged at June 30, 1999 and 1998 was $31,949 and $35,431, respectively.

Mortgage-backed securities with a recorded value of approximately $1,039 and $1,474 have been pledged to secure collateralized mortgage obligations at June 30, 1999 and 1998, respectively.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(5)   LOANS RECEIVABLE

A summary of loans receivable at June 30, 1999 and 1998 is summarized as follows:

                                                        1999              1998
------------------------------------------------------------------------------
Loans secured by real estate:
    1-4 residential units.......................... $  275,792          310,062
    5 or more residential units....................     41,619           42,716
    Construction...................................     12,542           17,523
    Commercial.....................................     71,221           61,415
    Agriculture....................................     11,421           11,066
    Other nonresidential...........................      4,445            2,735
    FHA insured or VA guaranteed...................     10,122            8,601
                                                      --------         --------
        Total real estate loans ...................    427,162          454,118
Less:
    Net deferred loan origination fees.............     (1,144)          (1,453)
    Undisbursed loan funds.........................     (3,611)          (5,178)
    Purchased discounts............................       (954)          (1,159)
    Allowance for loan losses......................     (2,219)          (2,177)
                                                      --------         --------
        Net real estate loans......................    419,234          444,151

Other loans:
    Commercial (Non real estate)...................     40,237           34,384
    Agriculture (Non real estate)..................     23,193           24,036
    Loans to depositors, secured by deposits.......      1,745            3,194
    Indirect consumer loans........................     66,406           64,287
    Other consumer loans - real estate secured.....     39,031           54,619
    Other consumer loans...........................     44,385           35,352
    Allowance for loan losses......................     (2,860)          (2,730)
                                                      --------         --------
        Net other loans............................    212,137          213,142
                                                      --------         --------

                                                       631,371          657,293
Less loans available-for-sale......................     (3,740)          (6,922)
                                                      --------         --------

           ........................................ $  627,631          650,371
                                                      ========         ========

A summary of nonperforming loans at June 30, 1999, 1998 and 1997 follows:

                                           1999          1998          1997
                                        --------       -------       ------

Nonaccrual loans......................  $  3,049         3,989        1,517
Loans 90 days or more delinquent
    and still accruing................       775           626          836
                                          ------       -------       ------

    Total nonperforming loans.........  $  3,824         4,615        2,353
                                          ======       =======       ======

Contractual interest due..............  $    223           271           71
                                          ======       =======       ======

Interest income recognized on nonaccrual loans during the years ended June 30, 1999, 1998 and 1997 was insignificant. At June 30, 1999, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Included in impaired loans at June 30, 1999 and 1998 are $1,837 and $2,485, respectively, of loans for which no impairment allowance was deemed necessary. The average recorded investment in impaired loans for the years ended June 30, 1999, 1998 and 1997 was approximately $2,161, $1,715 and $483, respectively.

An analysis of the allowance for loan losses for each of the years ended June 30, 1999, 1998 and 1997 is as follows:

                                             1999         1998          1997
                                             ----         ----          ----

Balance at beginning of year...........  $  4,907         4,651        2,005
Reserves acquired......................        -             -         2,481
Provision charged to operations........     1,300           840          400
Charge-offs............................    (1,228)         (637)        (253)
Recoveries.............................       100            53           18
                                           ------       -------       ------

Balance at end of year.................  $  5,079         4,907        4,651
                                           ======       =======       ======
--------------------------------------------------------------------------------

(6)   INTEREST RECEIVABLE

A summary of interest receivable at June 30, 1999 and 1998 is as follows:

                                                   1999         1998
                                                ----------   ---------

Loans........................................   $  4,736         5,520
Mortgage-backed securities...................        795           776
Investment securities........................      2,096         1,475
Interest-bearing deposits....................          8             7
                                                --------        ------

                                                $  7,635         7,778
                                                ========        ======
--------------------------------------------------------------------------------

(7)   PREMISES AND EQUIPMENT

Premises and equipment at June 30, 1999 and 1998 is summarized as follows:

                                                      1999         1998
                                                   ----------   ----------

Land............................................   $  5,822         5,593
Office buildings and leasehold improvements.....     26,609        26,887
Furniture, fixtures and equipment...............     10,887        10,789
                                                    -------       -------
                                                     43,318        43,269
Less accumulated depreciation and amortization..    (15,049)      (13,180)
                                                    -------       -------

                                                    $28,269        30,089
                                                    =======       =======

--------------------------------------------------------------------------------

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(8)   DEPOSITS

Deposits at June 30, 1999 and 1998 are summarized as follows:

                                                1999            1998
                                            -------------     ---------

Certificates of deposit..................   $   366,569         381,223
Savings accounts.........................        89,975          94,557
Money market accounts....................        75,398          55,464
NOW accounts.............................        77,899          74,673
Noninterest-bearing demand...............        35,708          30,524
                                              ---------        --------

                                            $   645,549         636,441
                                              =========        ========

Certificates of deposit at June 30, 1999 mature as follows:

                                         Less   One to   Two to   Three    Four to
                                         than     two     three  to four    five   There-
                                       one year  years    years   years     years   after    Total
                                    ---------- -------  -------  -------  -------  ------  -------
2.00% to 3.99%..................... $   2,872        6        4       23        8     -      2,913
4.00% to 4.99%.....................   123,584   13,290    3,115      180      369     -    140,538
5.00% to 5.99%.....................    78,800   28,909   11,773    1,760    2,013     33   123,288
6.00% to 6.99%.....................    26,263   15,070    1,869    4,575       95     -     47,872
7.00% to 8.99%.....................     2,720       -         7        6       -      -      2,733
                                      -------  -------  -------  -------  -------   ----  --------
                                      234,239   57,275   16,768    6,544    2,485     33   317,344
Jumbo ($100,000 or more)...........    39,391    6,910    1,761      963      200     -     49,225
                                      -------  -------  -------  -------  -------   ----  --------

    Total certificates of deposit.. $ 273,630   64,185   18,529    7,507    2,685     33   366,569
                                      =======  =======  =======  =======  =======   ====  ========


--------------------------------------------------------------------------------

(9)   REPURCHASE AGREEMENTS

Repurchase agreements generally mature on the next banking day. The securities underlying agreements to repurchase are for the same securities originally sold and are held in a custody account by a third party. For the years ended June 30, 1999 and 1998, securities sold under agreements to repurchase averaged approximately $6,568 and $8,113, respectively. The maximum outstanding at any month end during the years ended June 30, 1999 and 1998 was approximately $7,211 and $9,645, respectively.

--------------------------------------------------------------------------------

(10)  BORROWED FUNDS

Advances from the FHLB and other borrowings at June 30, 1999 and 1998 are summarized as follows:

                                                             1999       1998
                                                         ----------  ---------

Advances from Federal Home Loan Bank of Seattle.......   $  244,048   248,133
Collateralized mortgage obligations...................          242       511
8.5% contract payable.................................          193       309
                                                           --------   -------

                                                         $  244,483   248,953
                                                           ========   =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Advances from Federal Home Loan Bank of Seattle bear interest at rates from 4.62% to 8.11%. Principal requirements are presented at the earlier of Call or maturity as follows:

         Years ending June 30
             2000.................................................   $  144,700
             2001.................................................       19,984
             2002.................................................       45,658
             2003.................................................        9,405
             2004.................................................        8,239
             Thereafter...........................................       16,062
                                                                       --------

                                                                     $  244,048
                                                                       ========

Advances from the FHLB are secured by pledges of FHLB stock of $14,615 and $13,560 at June 30, 1999 and 1998, respectively, and a blanket assignment of the Bank's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities.

The contract payable requires monthly payments of principal and interest of $3, maturing in November 2016. The contract payable is secured by real estate.

The Bank has amounts available for borrowing under the FHLB Cash Management Advance Program up to $49,728. There were no amounts outstanding under the program as of June 30, 1999.

--------------------------------------------------------------------------------

(11)  COMPREHENSIVE INCOME

A  summary  of  the  reclassification   amounts  and  related  tax  effects  for
comprehensive income follows:
                                                         Year Ended June 30,
                                                     --------------------------
                                                       1999      1998     1997
                                                     -------   ------   -------
Disclosure of reclassification amount:
    Unrealized and realized holding gains
        (losses) arising during the period,
        net of income tax expense (benefit)
        of $(1,032), $73 and $133
        in 1999, 1998 and 1997, respectively.......  $(1,685)     118       216
    Lessreclassification  adjustment
        for gains  included in net income,
        net of income tax of $34, $37 and
        $16 in 1999, 1998 and 1997, respectively...      (55)     (60)      (25)
                                                     -------   ------   -------
Net unrealized gain (loss) on
        available-for-sale investment securities     $(1,740)      58       191
                                                     =======   ======   =======
--------------------------------------------------------------------------------

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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


A summary of the provision for income taxes for the years ended June 30, 1999, 1998 and 1997 follows:

                                       1999         1998          1997
                                       ----         ----          ----
Federal:
    Current.....................   $  3,469         3,582        2,095
    Deferred....................        141           315         (408)
                                     ------       -------       ------
                                      3,610         3,897        1,687
                                     ------       -------       ------
State:
    Current.....................        762           753          440
    Deferred....................         31           110          (64)
                                     ------       -------       ------
                                        793           863          376
                                     ------       -------       ------

                                   $  4,403         4,760        2,063
                                     ======       =======       ======

The effective tax rates for 1999, 1998 and 1997 are 38.8%, 39.6% and 31.4%, respectively. A reconciliation between income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate for 1999, 1998 and 1997 is as follows:
                                                1999         1998          1997
                                                ----         ----          ----

Computed "expected" Federal tax expense...  $  3,851         4,086        2,234
Earnings on life insurance policies.......      (147)          (99)         (53)
State income taxes, net of
    Federal income tax benefit............       523           567          248
Reversal of deferred taxes - cash
    surrender value increases.............         -            -          (397)
Goodwill amortization.....................       226           215           68
Tax credit................................       (75)          (77)         (74)
Other.....................................        25            68           37
                                              ------       -------       ------

                                            $  4,403         4,760        2,063
                                              ======       =======       ======

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 1999 and 1998 are as follows:
                                                           1999          1998
Deferred tax assets:
 Loans, principally allowance for loan losses.........  $   1,954        1,887
 Purchased excess tax bases...........................      1,165        1,283
 Loan, principally differences in bases...............        367          446
 Deposits, principally difference in bases............         45          113
 Investment securities, principally
     differences in bases.............................        639          669
 Employee benefits, principally deferred
     compensation and accrued vacation................      1,315        1,043
 Market value adjustment of investment
     securities and mortgage-backed
     securities available-for-sale....................      1,054           -
 Other................................................         -           231
                                                          -------       ------
     Gross deferred income tax assets.................      6,539        5,672
                                                          -------       ------

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                        1999         1998
Deferred tax liabilities:
    FHLB stock dividends..........................  $   3,407        3,002
    Core deposit intangible.......................      1,438        1,738
    Deferred loan fees and origination costs......        367          315
    Life insurance contract income................         48           43
    Loans, due primarily to tax bad debt
        reserves in excess of base year
        amount....................................        488          612
    Loan servicing premium........................        125          277
    Fixed assets, principally difference
        in bases and depreciation.................      1,572        1,475
    Market value adjustment of investment
        securities and mortgage-backed
        securities available-for-sale.............         -            14
    Other.........................................        376          374
                                                      -------       ------
        Gross deferred income tax liabilities.....      7,821        7,850
                                                      -------       ------

        Net deferred income tax liability.........  $   1,282        2,178
                                                      =======       ======

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the deferred tax assets are deductible, at June 30, 1999, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

--------------------------------------------------------------------------------

(13)  COMMITMENTS AND CONTINGENCIES

The Company leases certain land, premises and equipment from third parties under operating leases. Total rental expense for the years ended June 30, 1999, 1998 and 1997 was $198, $197 and $114, respectively. The total future minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at June 30, 1999 are as follows:

        Years ended June 30,                                 Amount

                2000                                       $   194
                2001                                           148
                2002                                           136
                2003                                           136
                2004                                           136
             Thereafter                                      1,416
                                                           -------
 Total minimum future rental expense                       $ 2,166
                                                           =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The Company is the lessor of office space in certain of its branch office buildings under operating leases expiring in future years. Management expects as operating leases expire in the normal course of business, they will be renewed or replaced by leases on other properties at current market rental rates at the time of renewal. Approximate minimum future rentals to be received under non-cancelable leases subsequent to June 30, 1999 are as follows:

        Years ended June 30,                                 Amount

                2000                                       $   808
                2001                                           403
                2002                                           210
                2003                                           103
                2004                                            53
             Thereafter                                          -
                                                           -------
 Total minimum future rental income                        $ 1,577
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

--------------------------------------------------------------------------------

(14)  EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan (ESOP)

Effective July 1, 1993 the Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 354,933 shares of WesterFed's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $3,549 from WesterFed to fund the purchase, evidenced by a note receivable recorded by WesterFed, secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments from the ESOP of approximately $57, bearing interest at 7.26%, maturing December 2008. Contributions of cash or common stock are made from the Bank to the ESOP at the discretion of the Board of Directors. Dividends on common shares held by the ESOP are paid to the ESOP and, together with Bank contributions, are used by the ESOP to repay principal and interest on the outstanding note. For financial reporting purposes, the note receivable is classified as a reduction of consolidated stockholders' equity and amounts paid to WesterFed for interest have been eliminated in consolidation. Dividends on unallocated ESOP shares are reflected as compensation expense.

The Company records compensation expense equal to the fair value of shares at the date such shares are made available for allocation to plan participants' accounts. Shares become available for allocation as the ESOP repays the note receivable recorded by WesterFed. The Company recognized expense relating to the ESOP of $472, $652 and $492 during the years ended June 30, 1999, 1998 and 1997, respectively.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The ESOP shares as of June 30, 1999 and 1998 were as follows:

                          1999        1998
                        --------    --------

Allocated shares....     166,774     141,344
Unallocated shares..     188,159     213,589
                        --------    --------
  Original ESOP
    common shares...     354,933     354,933
Shares distributed to
  participants......     (24,756)    (15,820)
                        --------    --------
Common shares held
  by ESOP...........     330,177     339,113
                        ========    ========

At June 30, 1999, the fair value of the unallocated shares was approximately $3,082.

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

At June 30, 1997, the Company had granted all options available (the options) under the Stock Option Plan. The term of the outstanding options may not exceed 10 years from the date the options are granted. Stock options are generally granted at an option price of not less than the fair market value at the grant date. For incentive stock options, a maximum of 10,000 shares per Stock Option Plan participant are exercisable per year. All stock options awarded were exercisable at the grant date.

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

The Company has granted Incentive Awards in the form of stock options during the years ended June 30, 1999 and 1997 which allow holders to acquire 50,000 and 57,085 common shares, respectively. The term of the options may not exceed 15 years from the date the options are granted. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the market value of the shares covered by the option on the date of grant. During any calendar year, no participant may be granted Incentive Awards under the Incentive Plan with respect to more than 50,000 shares. There were no awards granted in the year ended June 30, 1998.

The Board of Directors of the Company periodically grants stock options on a discretionary basis to employees. During the year ended June 30, 1999, discretionary options were granted for the option holder to acquire 10,000 shares. There were no such grants in the years ended June 30, 1998 and 1997.

Recognition and Retention Plan (RRP)

Under the RRP, common stock has been granted to certain officers, directors and employees. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting occurs in four equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unamortized deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. RRP compensation expense of $77, $188 and $499 has been recorded for the years ended June 30, 1999, 1998 and 1997, respectively.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The following table reflects options for both the Stock Option Plan and Incentive Plan:

                                                     Common
                                                     Shares      Exercise Price
Year ending June 30, 1997:
    Options outstanding, beginning of year.........  419,707    $10.00 - 12.13
    Granted in conjunction with acquisition
         of Security Bancorp.......................   36,668      3.65 -  6.54
    Granted in conjunction with acquisition
         of Security Bancorp.......................   58,028     10.67 - 12.72
    Granted........................................   72,169     16.75 - 21.50
    Exercised......................................  (13,768)    10.00 - 14.12
                                                    --------

    Outstanding, end of year.......................  572,804    $ 3.65 - 21.50

Year ending June 30, 1998:
    Granted........................................       -            -
    Exercised......................................  (37,978)     3.65 - 12.72
                                                    --------

    Outstanding, end of year.......................  534,826    $ 3.65 - 21.50

Year ending June 30, 1999:
    Granted........................................   60,000         16.16
    Exercised......................................  (36,116)     3.65 - 12.72
                                                    --------

    Outstanding, end of year.......................  558,710    $ 3.65 - 21.50
                                                    ========

Information regarding options outstanding and exercisable at June 30, 1999 follows:

                          Options Outstanding               Options Exercisable
                  -------------------------------------- -----------------------
                                              Weighted
    Range of                   Weighted        average               Weighted
    exercise       Common       average        remain     Common      average
      price        shares   exercise price  life in yrs.  shares  exercise price
----------------  --------  --------------  ------------ -------- --------------

$    3.65 - 6.54   13,350    $   5.94            3.1      13,350      $  5.94
   10.00 - 12.72  413,191       10.26            4.6     413,191        10.26
   16.75 - 21.50  132,169       18.53            8.7      56,969        19.30
                  -------                                -------

                  558,710                                483,510
                  =======                                =======

No compensation cost has been recognized in the consolidated statements of income for options granted under the plans. Had compensation cost for options granted been determined based on the estimated fair value of the options issued at the dates of grant, the Company's net income and income per common share amounts for the years ended June 30 would have been as follows:

                                        1999         1998          1997
                                        ----         ----          ----

Net income, as reported..........   $  6,923         7,260        4,507
                                      ======       =======       ======

Net income, pro forma............   $  6,842         7,228        4,367
                                      ======       =======       ======

Income per common share:
    As reported:
    Basic  ......................   $    1.43          1.37         1.01
                                      =======      ========      =======
    Diluted......................   $    1.37          1.29          .96
                                      =======      ========      =======

    Pro forma:
    Basic  ......................   $    1.42          1.36          .98
                                      =======      ========      =======
    Diluted......................   $    1.35          1.29          .93
                                      =======      ========      =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The fair value of the options granted during the years ended June 30, 1999 and 1997 was estimated using the Black-Scholes model with the following assumptions: for 1999; dividend yield of 2.6%; expected life of 5 years; volatility of 22%; and a risk-free interest rate of 5.6%; for 1997; dividend yield of 2.4%; expected life of 7 years; volatility of 19% and a risk-free interest rate of 6.4%. No options were granted during the year ended June 30, 1998. The average fair value of options granted during 1999 and 1997 was $8.11 and $6.07, respectively, Additional awards in future years are anticipated.

Pension Plan

The Company participates in a non-contributory multi-employer defined benefit pension plan covering substantially all employees. Actuarially determined pension costs are funded as accrued. Separate actuarial valuations are not prepared for each employer in the plan. Substantially all employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Total pension expense, including administrative charges, was approximately $33, $20 and $48 for the years ended June 30, 1999, 1998 and 1997, respectively.

Former Security Bank employees were included in a noncontributory multi-employer trustee defined benefit pension plan. Actuarially determined pension costs were funded as required by the plan trustee. Contributions to the plan and administrative charges amounted to approximately $38 during the year ended June 30, 1997. Effective February 1997, the employees of the former Security Bank were included in the Company's non-contributory multi-employer defined benefit pension plan.

Deferred Compensation Agreements

The Company has entered into deferred compensation agreements with certain key employees that provide for predetermined periodic payments over 10 to 15 years upon retirement or death. The agreements specify a vesting schedule, but are not eligible for benefits if termination occurs prior to completing three years of service beginning on the date of the agreement. In the event of acquisition of the Company by a third party, the deferred compensation agreements require any successor corporation to assume the obligations of the agreements.

Amounts expensed under these agreements totaled approximately $154, $346 and $86 for 1999, 1998 and 1997, respectively.

Savings Plan

The Company has adopted an employee savings plan. To be eligible for the plan, an employee must complete one year of full time employment. Company contributions match 50% of an employee's contributions, up to a maximum of 3% of the participating employee's wages. Savings plan expense for 1999, 1998 and 1997 totaled approximately $166, $184 and $103, respectively.

Employment Agreements

The Company has entered into employment contracts with certain senior officers that provide benefits under certain conditions following a termination without cause or a change in control of the Company.

--------------------------------------------------------------------------------

(15)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and interest rate cap agreements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

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


Commitments to Extend Credit

Commitments to extend credit at June 30, 1999 are as follows:

Fixed rate..............................................  $   4,745
Variable rate...........................................     17,840
                                                            -------

 ........................................................  $  22,585
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


The following summarizes interest rate cap agreements at June 30, 1999:

   Notional principal amount      Agreement termination                Cap

         $  5,000 (1)                   July 1999                      6.5%
            5,000 (1)                   July 1999                      7.0%
            5,000 (2)                   July 2000                      6.0%


     (1)  The counterparty to the cap agreement is the FHLB of Seattle.
     (2)  The counterparty to the cap agreement is Merrill Lynch.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(16)  RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative
Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Management of the Company is currently assessing the effect, if any, on its financial statements of implementing SFAS No. 133. The Company will be required to adopt the standard on July 1, 2000.

--------------------------------------------------------------------------------

(17)  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The reconciliation of net income to net cash provided by operating activities for fiscal 1999, 1998 and 1997 are as follows:

                                                             1999     1998      1997
                                                         ---------  --------  --------

Net income.............................................  $   6,923    7,260     4,507
Adjustments to reconcile net income to
    net cash provided by operating activities:
    Amortization of:
        Deferred loan origination fees.................       (470)    (440)     (439)
        Premiums and discounts on securities,
        loans and borrowings...........................       (632)    (900)   (1,138)
    RRP deferred compensation..........................         77      188       499
    ESOP shares committed to be released...............        472      652       492
    Provision for loan losses..........................      1,300      840       400
    Net (gain) loss on sales of:
        Mortgage-backed securities
        available-for-sale.............................          -      (29)      (57)
        Investment securities available-
        for-sale.......................................        (89)     (68)       16
        Loans..........................................     (1,060)    (956)     (637)
        Real estate owned..............................        (13)      -         -
        Premises and equipment.........................       (276)     (17)       -
    Depreciation and amortization of
        premises and equipment.........................      2,488    2,147     1,208
    Goodwill and core deposit amortization.............      1,443    1,391       532
    Federal Home Loan Bank stock dividends.............     (1,055)    (975)     (712)
    Origination of loans available-for-sale............   (105,129) (96,520)  (54,396)
    Proceeds from sales of loans
        available-for-sale.............................    109,370   94,254    55,300
    Decrease (increase) in interest receivable.........        143     (821)     (562)
    Interest expense credited to deposit accounts......     24,320   26,938    18,704
    Changes in other assets and liabilities............      1,851   (2,209)      388
                                                         ---------  -------   -------

        Net cash provided by operating activities......  $  39,663   30,735    24,105
                                                           =======  =======   =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(18)  NON-CASH INVESTING AND FINANCING ACTIVITIES

On June 24, 1999, the Company declared a dividend of approximately $908 which is recorded in accrued expenses and other liabilities at June 30, 1999.

On June 23, 1998, the Company declared a dividend of approximately $1,005 which is recorded in accrued expenses and other liabilities at June 30, 1998.

On June 24, 1997, the Company declared a dividend of approximately $839 which is recorded in accrued expenses and other liabilities at June 30, 1997.

During 1997, the Company issued common stock under the RRP and recorded deferred compensation of approximately $106. No common stock was issued under the RRP in fiscal 1999 or 1998.

Real estate owned acquired through foreclosures of loans receivable was approximately $559 and $546 for 1999 and 1998, respectively. No real estate owned was acquired in fiscal 1997.

Treasury stock of approximately $1 and $2 was recorded due to forfeitures of unearned RRP shares for fiscal 1998 and 1997, respectively. There were no forfeitures in fiscal 1999.

In conjunction with the acquisition of Security Bancorp, the Company issued common shares valued at $21,062 and stock options with an intrinsic value of $873.

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

Deposits

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand at June 30, 1999 and 1998. The fair value of certificates of deposit is estimated based on the discounted value of contractual cash flows using rates derived from the U.S. Treasury yield curve, adjusted for certificate redemption features.

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

The estimated fair values of financial instruments at June 30 are as follows:

                                                         1999                     1998
                                                ---------------------     --------------------
                                                Carrying       Fair       Carrying      Fair
                                                  value        value        value       value
                                                ----------  ---------     ----------  --------
Financial assets:
    Cash and cash equivalents.............      $ 28,946      28,946       29,068       29,068
    Interest-bearing deposits.............         1,985       1,985          100          100
    Investment securities available-for-sale     103,441     103,441      108,511      108,511
    Investment securities.................         9,235       9,255       16,847       16,974
    Mortgage-backed securities
        available-for-sale................        68,029      68,029       24,135       24,135
    Mortgage-backed securities............        83,720      85,252      102,298      104,962
    Loans available-for-sale..............         3,740       3,740        6,922        6,922
    Loans, net............................       627,631     624,583      650,371      654,037
    Stock in Federal Home Loan Bank of Seattle    14,615      14,615       13,560       13,560

Financial liabilities:
    Deposits..............................       645,549     644,574      636,441      637,529
    Repurchase agreements.................         6,702       6,702        6,233        6,233
    Borrowed funds........................       244,483     243,467      248,953      249,792

Off-balance-sheet items:
    Interest rate cap agreements: notional
        amount of $15,000.................            -            9           -            24
                                                ========     =======     ========      =======


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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(20)  MORTGAGE BANKING ACTIVITIES

Mortgage banking revenues for fiscal 1999, 1998 and 1997 are presented below:

                                            1999         1998          1997
                                            ----         ----          ----

Origination fees......................  $  2,633         2,268          667
Servicing fees........................       412           795          694
Net gains on sales of loans...........     1,060           956          637
                                          ------        ------        -----

Total mortgage banking revenues.......  $  4,105         4,019        1,998
                                          ======        ======        =====

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid balances of these loans were approximately $223,400, $260,300 and $268,600 at June 30, 1999, 1998 and 1997,
respectively.

Mortgage servicing rights are included in other assets and an analysis of activity is as follows:

                                               1999         1998          1997
                                               ----         ----          ----

Balance at beginning of fiscal year....... $  1,062         1,239          132
Additions.................................       23            37        1,221
Amortization..............................     (213)         (214)        (114)
Provision for impairment..................     (270)            -            -
                                             ------        ------        -----

Balance at end of fiscal year............. $    602         1,062        1,239
                                             ======        ======        =====

At June 30, 1999, carrying value approximates fair value.

--------------------------------------------------------------------------------

(21)  WESTERFED INFORMATION

The  summarized   condensed   financial   information  for  WesterFed  Financial
Corporation as of and for the years ending June 30, 1999 and 1998 are presented below:

Condensed Balance Sheets                                     1999        1998
                                                             ----        ----

Assets:
    Cash and cash equivalents............................ $     116        17
    Interest-bearing and due from banks deposits.........       383       402
    Investment securities available-for-sale.............     1,099     5,146
    Taxes receivable.....................................         5       336
    Other assets.........................................        46        47
    Investment in subsidiaries...........................    90,426   104,897
                                                            -------   -------

           Total assets.................................. $  92,075   110,845
                                                            =======   =======

Liabilities and Stockholders' Equity:
    Other liabilities.................................... $     926     1,145
    Stockholders' Equity:
        Common stock.....................................        56        56
        Additional paid-in capital.......................    69,572    68,923
        Common stock acquired by ESOP/RRP................    (2,216)   (2,520)
        Treasury stock at cost...........................   (25,319)   (3,461)
        Accumulated other comprehensive income (loss)....    (1,717)       23
        Retained earnings................................    50,773    46,679
                                                            -------   -------
           Total stockholders' equity....................    91,149   109,700
                                                            -------   -------

           Total liabilities and stockholders' equity.... $  92,075   110,845
                                                            =======   =======
                                       51

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


                                                            Year ended June 30,
Condensed Statements of Income                                1999        1998
                                                              ----        ----

Dividends from the Bank................................... $ 20,000       5,000
Interest income...........................................      266         233
Non-interest expense......................................     (653)       (677)
                                                            -------     -------
    Income before income taxes............................   19,613       4,556
Income tax benefit........................................      120          79
                                                            -------     -------
    Income before undistributed
    earnings of subsidiaries..............................   19,733       4,635

Undistributed (distributions in excess of)
    earnings of subsidiaries..............................  (12,810)      2,625
                                                            -------     -------
    Net income............................................ $  6,923       7,260
                                                            =======     =======

Condensed Statements of Cash Flows

Operating Activities:
    Net income............................................ $  6,923       7,260
    Adjustments to reconcile net income
        to net cash provided by
        operating activities:
        Distributions in excess of
           (equity in undistributed) earnings
           of subsidiaries................................   12,810      (2,625)
        Amortization of premiums on
           investment securities
           available-for-sale.............................     (223)       (182)
        ESOP shares committed to be released..............      472         652
        Increase in other assets
           and liabilities, net...........................      213        (686)
                                                           --------     -------
               Net cash provided by
               operating activities.......................   20,195       4,419
                                                           --------     -------

Investing Activities:
    Net change in interest-bearing deposits...............       19         561
    Purchase of investment securities.....................  (37,985)    (23,766)
    Proceeds from maturities of
         investment securities............................   42,250      21,350
                                                           --------     -------
               Net cash provided by (used in)
               investing activities.......................    4,284      (1,855)
                                                           --------     -------

Financing Activities:
    Dividends paid to stockholders........................   (2,926)     (2,729)
    Proceeds from exercise of stock
         options and stock issuances......................      404         557
    Purchase of treasury stock............................  (21,858)       (379)
                                                           --------     -------
      Net cash used in financing activities...............  (24,380)     (2,551)
                                                           --------     -------

Increase in cash and cash equivalents.....................       99          13
Cash and cash equivalents at beginning of year............       17           4
                                                           --------     -------

      Cash and cash equivalents at end of year............ $    116          17
                                                           ========     =======
                                       52

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(22)  CONDENSED QUARTERLY RESULTS OF OPERATIONS

                                                                   Fiscal 1999
                                                 ---------------------------------------------
                                                 Fourth        Third      Second        First
                                                 Quarter      Quarter     Quarter      Quarter
                                                 -------      -------     -------      -------
    Interest income.........................   $  17,468       17,082      17,828       18,420
    Interest expense........................       9,443        9,371       9,865       10,565
                                                 -------      -------     -------      -------
           Net interest income..............       8,025        7,711       7,963        7,855

    Provision for loan losses...............        (445)        (345)       (270)        (240)
    Noninterest income......................       2,542        2,052       2,377        2,327
    Noninterest expense.....................      (7,316)      (6,956)     (6,985)      (6,969)
                                                 -------      -------     -------      -------
           Income before income tax expense.       2,806        2,462       3,085        2,973

    Income tax expense......................      (1,050)        (878)     (1,256)      (1,219)
                                                 -------      -------     -------      -------

           Net income.......................   $   1,756        1,584       1,829        1,754
                                                 =======      =======     =======      =======

    Net income per share:
        Basic...............................   $      .40         .37          .35         .33
                                                 ========     =======     ========     =======
        Diluted.............................   $      .39         .35          .33         .31
                                                 ========     =======     ========     =======



                                                                   Fiscal 1998
                                                 ---------------------------------------------
                                                 Fourth        Third      Second        First
                                                 Quarter      Quarter     Quarter      Quarter
                                                 -------      -------     -------      -------
    Interest income.........................   $  18,565       18,866      18,764       18,329
    Interest expense........................      10,460       10,843      10,651       10,332
                                                 -------      -------     -------      -------
           Net interest income..............       8,105        8,023       8,113        7,997

    Provision for loan losses...............        (210)        (210)       (256)        (164)
    Noninterest income......................       2,300        2,123       1,995        1,963
    Noninterest expense.....................      (6,910)      (7,581)     (6,415)      (6,853)
                                                 -------      -------     -------      -------
           Income before income tax expense.       3,285        2,355       3,437        2,943

    Income tax expense......................      (1,292)        (995)     (1,339)      (1,134)
                                                 -------      -------     -------      -------

           Net income.......................   $   1,993        1,360       2,098        1,809
                                                 =======      =======     =======      =======

    Net income per share:
        Basic...............................   $      .37         .26          .40         .34
                                                 ========     =======     ========     =======
        Diluted.............................   $      .35         .24          .37         .32
                                                 ========     =======     ========     =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(23)  EARNINGS PER SHARE

      The following table sets forth the compilation of basic and diluted earnings per share:

For the year ended                                  1999      1998        1997
                                                    ----      ----        ----

Number of shares on which basic earnings
    per share is calculated:
       Average outstanding shares during the
           fiscal year.......................... 4,830,068  5,317,577  4,458,079

       Add: Incremental shares under stock
                option plans....................   240,270    296,316    220,259
            Incremental shares related to RRPs..     1,225     13,425     25,901
                                                 ---------  ---------  ---------

Number of shares on which diluted earnings per
   share is calculated.......................... 5,071,563  5,627,318  4,704,239
                                                 ---------  ---------  ---------

Net income applicable to common stockholders.... $   6,923      7,260      4,507
                                                 =========  =========  =========

Basic earnings per share........................ $    1.43       1.37       1.01
                                                 =========  =========  =========

Diluted earnings per share...................... $    1.37       1.29        .96
                                                 =========  =========  =========

Stock options to purchase 72,169 and 57,085 shares in 1999 and 1997, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. No stock options were excluded from the computation of diluted earnings per share in 1998.

--------------------------------------------------------------------------------

(24)  ACQUISITION

      On February 28, 1997, WesterFed completed the acquisition of Security Bancorp, accounted for as a purchase transaction and, accordingly, the consolidated statement of income for fiscal 1997 includes the results of operations of Security Bancorp commencing March 1, 1997. WesterFed issued 1,150,175 shares of common stock, options to acquire 94,696 common shares and committed to pay $25,995 in cash for all of the outstanding shares of Security Bancorp common stock, for total consideration of $48,724. In addition, as of such date, Security Bank, a federally chartered stock savings bank and wholly-owned subsidiary of Security Bancorp, merged with and into the Bank.

GENERAL CORPORATE AND STOCKHOLDERS' INFORMATION

CORPORATE HEADQUARTERS                                        FORM 10-K
110 E. Broadway                                               This report is available to stockholders of
Missoula, MT  59802                                           record without charge upon written request to:
(406)  721-5254                                               Suzanne Loewen
                                                              Corporate Secretary
                                                              WesterFed Financial Corporation
INDEPENDENT ACCOUNTANTS                                       110 E. Broadway
KPMG LLP                                                      Missoula, MT   59802
Billings, MT

                                                              STOCK INFORMATION
GENERAL COUNSEL                                               WesterFed stock is traded in the over-the-counter
Worden, Thane and Haines, P.C.                                market with quotations through the Nasdaq National
Missoula, MT                                                  Market System under the symbol "WSTR."

                                                              At June 30,  1999,
                                                              there  were  1,031
                                                              stockholders    of
                                                              record.
SPECIAL COUNSEL
Silver, Freedman and Taff, LLP                                At June 30, 1999, there were approximately 2,400
Washington, D.C.                                              beneficial stockholders.

TRANSFER AGENT, REGISTRAR AND
DIVIDEND DISBURSING AGENT
Stockholder inquiries regarding transfer requirements,        To request information on dividend
dividends, lost certificates and changes of address           reinvestment, please contact:
should be directed to the transfer agent:                     Investor Relations
Davidson Trust Co.                                            WesterFed Financial Corporation
9 Third Street North, Suite 200                               110 E. Broadway
P.O. Box 2309                                                 Missoula, MT  59802
Great Falls, MT  59403-2309                                   Phone:  406-721-5254
1-800-634-5526

ANNUAL MEETING The annual meeting of stockholders will be held on Tuesday, October 26, 1999, beginning at 9 a.m. at the Southgate Office, 2601 Garfield,
Missoula, MT

GENERAL CORPORATE AND STOCKHOLDERS' INFORMATION


Dividends                               Stock Prices
Quarter Ended
                                     High           Low         Declared

March 31, 1997                   $21.75        17.75          .105
June 30, 1997                    $20.75        17.25          .151*

September 30, 1997               $26.75        20.00          .115
December 31, 1997                $27.00        22.25          .12

March 31, 1998                   $26.75        24.50          .125
June 30, 1998                    $26.63        24.00          .18**

September 30, 1998               $24.875       17.00          .135
December 31, 1998                $20.125       17.188         .14

March 31, 1999                   $18.625       16.188         .145
June 30, 1999                    $17.25        15.938         .20***

*    Declared June 30, 1997,  payable August 20 to stockholders of record August
     6. Includes a special dividend of $0.041 per share.
**   Declared June 23, 1998,  payable August 24 to stockholders of record August
     10. Includes a special dividend of $0.05 per share.
*** Declared June 24, 1999, payable July 21 to stockholders of record July 7. Includes a special dividend of $0.05 per share.

MARKET MAKERS
Strike Technologies LLC Keefe, Bruyette & Woods, Incorporated D.A. Davidson & Co., Incorporated Spear, Leeds & Kellogg Friedman Billings Ramsey & Company Everen Securities Incorporated Sandler O'Neill & Partners Knight Securities L.P.

WESTERFED OFFICERS

Lyle R. Grimes
Chairman, President and Chief Executive Officer
James A. Salisbury, CPA
Executive Vice President, Treasurer/Chief Financial Officer
Suzanne Loewen
Vice President/Secretary
David W. Jorgenson
Vice President
Ronald F. Halls
Assistant Secretary
WESTERFED DIRECTORS

Lyle R. Grimes
Chairman
John E. Roemer
Vice Chairman
Dr. Marvin Reynolds
Dr. Otto Klein, Jr.
Robert F. Burke
Laurie DeMarois
Davind W. Jorgenson
William Leslie


DIRECTORS AND OFFICERS


BOARD OF DIRECTORS
Lyle R. Grimes                          Laurie C. DeMarois                      Dr. Otto Klein, Jr.
Chairman, President and                 Owner, Garden City Floral, Missoula.    Opthamologist
Chief Executive Officer                 Elected 1996.                           Rocky Mountain Eye &
WesterFed Financial Corp., Missoula.                                            Ear Center, Missoula.
Elected 1983.                                                                   Elected 1988.
John E. Roemer                          Robert F. Burke                         William Leslie
Vice Chairman                           Financial Planner                       Chairman, President
Retired                                 American Express, Missoula.             Quality Concrete Company, Billings.
Roemer Tire Center, Missoula.           Elected 1994.                           Elected 1997.
Elected 1978.
Ralph K. Holliday                       David W. Jorgenson                      Dr. Marvin Reynolds
President &                             Executive Vice President                Dentist, Missoula.
Chief Executive Officer                 Eastern Region Manager                  Elected 1969.
Western Security Bank, Missoula.        Western Security Bank, Billings.
Elected 1999.                           Elected 1997                            Donovan Worden, Jr.
                                                                                Director Emeritus
                                                                                Retired
SENIOR MANAGEMENT
Ralph K. Holliday                       Charles E. Eiseman                      Scott Sanders
President, Chief Executive Officer      Sr. Vice President                      Sr. Vice President
                                        Western Region Manager                  Commercial Real Estate Lending
David W. Jorgenson                      Marcia Johnson                          John Cromwell
Executive Vice President                Sr. Vice President                      Sr. Vice President
Eastern Region Manager                  Central Operations Manager              Human Resources
James A. Salisbury, CPA                 Stan R. Hill                            Sharon E. Woldstad
Treasurer                               Sr. Vice President                      Corporate Secretary
Executive Vice President/               Commercial Lending                      Sr. Vice President
Chief Financial Officer                                                         Data Center Coordinator
                                                                                Suzanne M. Loewen
                                                                                Vice President
                                                                                Audit/Compliance
DEPARTMENT HEADS
Desiree Bagnell, CPA                    Nancy Rhoads                            Debi Turner
Controller                              Vice President                          Branch Coordinator
                                        Loan Servicing Manager
Ronald F. Halls                         Gary Hewitt                             Brenda Ratcliff
Vice President                          Assistant Vice President                Sales Coordinator
Quality Control Manager                 Property Manager - Security Officer
Laura Lustgraff                         Glenn Nelson                            Sue Hay
Vice President                          Assistant Vice President                Assistant Corporate Secretary/
Deposit Support Services Manager        Information Services Department         Loan Systems Coordinator


[BACK COVER]





























                                    110 East Broadway, Missoula, Montana   59802