Form 10-K, Exhibit 13
period 1999-12-31
WESTERFED FINANCIAL CORP
filed 2000-03-30
CIK 912428

EXHIBIT 13





[FRONT COVER]

Financial Highlights


FOR THE Six Months Ended 12/31/99
(Dollars in thousands, except share and per share amounts)

FOR Six Months
Net Income                           $ 3,975
Net Interest Income                  $16,221

PER COMMON SHARE
Net Income                            $ 0.89
Book Value                           $ 20.57

AT YEAR END
Assets                           $ 1,000,885
Loans                              $ 620,751
Deposits                           $ 658,404
Stockholders' Equity                $ 89,525
Shares Outstanding                 4,351,404

FINANCIAL RATIOS
Return on average assets               0.79%
Return on equity                       8.75%
Stockholders' equity
   to total assets                     8.94%
Net interest margin
   for the year                        3.50%
Non-performing assets
   to total assets                     0.31%

COMPANY FACTS
Deposit Accounts                      94,017
Loan Accounts                         25,559

Percent of Total Loan Portfolio

The following pie charts detail how the bank's total gross loan portfolio continues to become more diversified.

[GRAPHIC OMITTED]


                        June 30, 1998     June 30, 1999    December 31, 1999
                        -------------     -------------    -----------------
Agriculture                 5.2%              5.4%               5.4%
Commercial                 14.7%             18.1%              19.6%
Consumer                   23.5%             23.3%              23.0%
Construction                2.6%              2.0%               3.0%
Residential Mortgage       54.0%             51.2%              49.0%

To Our Shareholders

     If it seems as though it hasn't been long since you last received an annual report from WesterFed, there's a good reason for that. It hasn't. In October of 1999, the WesterFed Board changed the Company's fiscal year to coincide with the calendar year. Therefore, just six months after my first annual report letter to you, I've drafted my second.

     You might be tempted to think there's little to discuss in the way of accomplishments given the shortened time period. I'm pleased to report, that couldn't be farther from the truth.

     WesterFed reported fourth quarter earnings for 1999 of $2.0 million, or $0.45 per share (cash earnings of $0.53 per share). Earnings for the six-month period ended December 31, 1999 were $4.0 million, or $0.89 per share (cash earnings of $1.05 per share). These figures reflect record per share earnings, and follow on the heels of the Bank's record per share earnings for the year ($6.9 million, or $1.37 per share) outlined in our previous annual report.

     In only six months, our streamlined management team, our renewed focus on forging relationships with clients, and our ability to improve our efficiency ratio have helped continue our financial growth.

     Consider what your management team has been able to accomplish since June 30, 1999.

     One of the primary goals outlined in our 1999 annual report was to improve our efficiency ratio, the ratio of non-interest expense to net-interest income and non-interest income, and a leading indicator of a bank's financial health. At the time, the ratio was 69.1%. In two quarters, we've improved that to 63.9%. In other words, I'm pleased to report that we've lowered our cost of doing business by 7.5%. This improved efficiency rating came by way of management reorganization and greater management accountability.

     Credit quality remains favorable at Western Security Bank. As of December 31, 1999, the Company had $3.1 million of non-performing assets (0.31% of total assets) compared to $4.2 million (0.42% of total assets) just six months earlier. During the six-month period ended December 31, 1999, our provision for loan losses was $880,000, which was $370,000 greater than the same period last year. As of December 31, 1999, the Company's allowance for loan losses to non-performing assets was 165.4% as compared to 121.1% at June 30, 1999.

     In order to enhance the value of our stock, your Board of Directors approved, and management completed, a 5% repurchase of WesterFed Stock. A second repurchase of up to 7.5% has been approved for calendar year 2000. This repurchase is intended to enhance shareholder value in the coming year.

     Improving customer service is also a primary goal for your Bank. Toward this end, we are pleased to announce several accomplishments. Our Western Security web site is up and running. We reached out to consumers through a new image campaign and theme. We began offering Compass, a quarterly economic report, to small businesses across the state. And our Y2K readiness program was successful. Not a single Y2K related incident was reported in any Western Security branch.

     In the interest of further enhancing Bank efficiency and service, we announced the consolidation of two Missoula branches, and began constructing a new branch on Reserve Street in Missoula. In addition, we announced the sale of six Eastern branches located in Glasgow, Hardin, Malta, Miles City, Plentywood and Sidney to Stockman Bank of Montana. We expect this transaction to close during the second quarter of 2000.

     That's quite a lot to report in six months. But it's only the beginning.

     As the new millennium dawns, the national economy is experiencing a rising interest rate environment. Given our Bank's interest rate sensitive balance sheet, this could negatively influence the Bank's profits. We intend to counter any potential negative impact by continuing our course of conservative management. It is more important than ever to improve our efficiency ratio by lowering our cost of doing business. And it is imperative that we continue to provide new, innovative products, stress the importance of relationship banking, and attract more small business depositors.

     In other words, efficiency, customer loyalty and new deposits will be our keys to success in a rising interest rate environment.

     If we can make progress toward these goals - creating a more efficient management and network structure, landing more small business clients, and selling more banking products per customer - my next letter, 12 months from now, should be a pleasure to write as well.

     Sincerely,

     /s/ Ralph K. Holliday

     Ralph K. Holliday
     President and Chief Executive Officer

WesterFed Financial Corporation and Subsidiaries


SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                             At December 31,                         At June 30,
                                             --------------- ---------------------------------------------------------
(Dollars in thousands, except per share data)      1999          1999      1998       1997(1)       1996       1995
                                             ---------------- --------- ------------ ----------  ----------  ---------
SELECTED FINANCIAL CONDITION DATA:
Total assets                                   $1,000,885   $1,007,349    $1,022,136   $955,639    $563,931   $563,285
Loans receivable, net and loans
  held for sale                                   620,751      631,371       657,293    630,277     368,193    313,121
Mortgage-backed securities, net                   158,948      151,749       126,433    149,169     104,947    143,825
Investment securities, FHLB stock
  and other interest-earning assets               144,745      139,271       155,351     98,885      64,108     82,375
Deposits                                          658,404      645,549       636,441    630,869     350,212    344,155
Borrowed funds and repurchase
  agreements                                      234,809      251,185       255,186    199,236     125,838    134,704
Stockholders' equity                               89,525       91,149       109,700    104,259      78,607     75,146
Book value per common share
  outstanding                                       20.57        20.08         19.64      18.74       17.88      17.09
Tangible book value per common
  share outstanding                                 16.40        15.93         16.01      14.99       17.88      17.09

Periods Ended:                         Six Months Ended
                                         December 31,                     Fiscal Years Ended June 30,
                                       ----------------  ---------------------------------------------------------------
                                              1999          1999           1998         1997(1)      1996        1995
                                       ----------------  -----------  ------------  -----------  ------------  ---------
SELECTED OPERATIONS DATA:
Total interest income                       $35,606        $70,798       $74,524      $51,260       $42,544      $37,783
Total interest expense                       19,385         39,244        42,286       28,407        24,737       20,984
                                           --------       --------      --------     --------      --------     --------
   Net interest income                       16,221         31,554        32,238       22,853        17,807       16,799
Provision for loan losses                     (880)        (1,300)         (840)        (400)            --           --
Non-interest income                           4,127          9,298         8,381        4,685         3,312        2,670
Non-interest expense                       (13,010)       (28,226)      (27,759)     (20,568)      (14,004)     (12,868)
                                           --------       --------      --------     --------      --------     --------
   Income before income taxes                 6,458         11,326        12,020        6,570         7,115        6,601
Income taxes                                (2,483)        (4,403)       (4,760)      (2,063)       (2,556)      (2,473)
                                           --------       --------      --------     --------      --------     --------
Net income                                   $3,975         $6,923        $7,260       $4,507        $4,559       $4,128
                                           ========       ========      ========     ========      ========     ========
Net income per common share - basic           $0.93          $1.43         $1.37        $1.01         $1.08       $ 1.01
                                           ========       ========      ========     ========      ========     ========
Net income per common share - diluted         $0.89          $1.37         $1.29        $0.96         $1.08        $1.01
                                           ========       ========      ========     ========      ========     ========
Dividends per share                           $0.32          $0.62         $0.54        $0.45         $0.36        $0.30
                                           ========       ========      ========     ========      ========     ========
Dividend payout ratio(2)                     34.41%         43.36%        39.42%       44.55%        33.33%       29.70%
                                           ========       ========      ========     ========      ========     ========

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Return on assets (ratio of net income
     to average total assets)                 0.79%          0.70%         0.72%        0.65%         0.79%         0.76%
Return on equity (ratio of net income
     to average equity)                       8.75           6.93          6.73         5.15          5.90          5.54
Interest rate spread, at end of period        3.10           3.16          2.99         3.38          2.67          2.38
Net interest margin(3)                        3.50           3.46          3.46         3.53          3.23          3.23
Ratio of non-interest expense to
     average total assets                     2.58           2.84          2.74         2.98          2.43          2.47
Non-performing assets to total assets,
     at end of period                         0.31           0.42          0.49         0.25          0.13          0.10
Total allowance for loan losses to
     total non-performing assets            165.36         121.13         97.44       191.01        280.42        350.35
Stockholders' equity to total
     assets, at end of period                 8.94           9.05         10.73        10.91         13.94         13.34
Ratio of average interest-earning
     assets to average
     interest-bearing liabilities           103.59         104.69        105.74       110.57        113.58        113.51
Number of offices                             34             34            34           36            19            18

-------------
(1) Includes assets and liabilities from the Security Bancorp acquisition and operations for only four months of fiscal 1997.

(2)  Dividends per share divided by net income per share - basic.

(3)  Net interest income divided by average interest-bearing assets.

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

       CHANGES IN FINANCIAL CONDITION, JUNE 30, 1999 TO DECEMBER 31, 1999

Total assets decreased $6.4 million to $1.001 billion at December 31, 1999 as compared to $1.007 billion at June 30, 1999. Loans receivable and loans available-for-sale decreased $10.6 million and other non-interest earning assets decreased $8.5 million while investment securities, Federal Home Loan Bank stock and all other interest earning assets increased $5.4 million and mortgage-backed securities increased $7.2 million. Total deposits increased $12.9 million while borrowed funds and repurchase agreements decreased $16.4 million and stockholders' equity decreased $1.6 million.

Loans receivable and loans available-for-sale decreased $10.6 million to $620.8 million at December 31, 1999 from $631.4 million at June 30, 1999. The $10.6 million decrease was the result of principal repayments of $120.6 million and the sale of loans available for sale of $41.6 million that exceeded new loan originations of $151.6 million. Included in the $151.6 million in new loan originations were $31.8 million in consumer loan originations and $37.3 million in commercial and agriculture loan originations. Loans receivable at December 31, 1999 included $78.8 million of commercial real estate loans, $11.6 million of agriculture real estate loans and non-real estate commercial and agriculture loans of $45.4 million and $22.8 million respectively, as compared to $71.2 million, $11.4 million, $40.2 million and $23.2 million respectively, at June 30, 1999. One- to four-family residential loans decreased $16.2 million, or 5.9%, to $259.6 million at December 31, 1999 from $275.8 million at June 30, 1999. This decrease is a result of the Bank's business strategy of having more commercial bank-type loans in its loan portfolio while limiting the Bank's exposure to rising interest rates by reducing longer term fixed rate mortgage loans held in portfolio.

Mortgage-backed securities increased $7.2 million to $158.9 million at December 31, 1999 from $151.7 million at June 30, 1999. The $7.2 million increase was primarily the result of the purchase of $23.0 million of mortgage-backed securities that
                                       5

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------


exceeded principal repayments of $13.8 million and the sale of $1.2 million of securities. The $23.0 million of purchases were comprised of fifteen-year or less fixed rate securities to partially offset the decline in the balances of real estate mortgage loans.

Investment securities, FHLB stock and other interest earning assets increased $5.4 million to $144.7 million at December 31, 1999 from $139.3 million at June 30, 1999. The $5.4 million increase was primarily the result of the purchase of $17.8 million of investment securities, an increase of $1.8 million in FHLB stock and the cash surrender value of life insurance policies and increases in interest-bearing deposits and due from banks of $900,000, partially offset by maturities and principal payments of $12.1 million and the sale of $2.1 million of investment securities available-for-sale.

Deposits increased $12.9 million to $658.4 million at December 31, 1999 from $645.5 million at June 30, 1999. Certificates of deposit, checking and money market accounts increased $4.9 million, $7.6 million and $3.1 million respectively, while savings accounts decreased $2.7 million. This change in deposit mix is a result of the Bank's business strategy of having a more commercial bank-type deposit mix while limiting the Bank's exposure to interest rates due to reducing interest sensitive certificates of deposit. Interest credited to deposit accounts for the six months ending December 31, 1999 was $12.1 million.

Borrowed funds and repurchase agreements decreased $16.4 million to $234.8 million at December 31, 1999 from $251.2 million at June 30, 1999. The decrease in borrowed funds was due to principal repayments of $261.5 million, partially offset by a net increase in repurchase agreements of $1.0 million and $244.1 million of additional new borrowings. The $244.1 million of additional new borrowings were comprised of $21.3 million of advances of one year or more to partially fund new longer term fixed rate loans added to the portfolio and $222.8 million of borrowings less than one year in maturity which were used to fund short-term cash requirements.

Stockholders' equity decreased $1.6 million to $89.5 million at December 31, 1999 from $91.1 million at June 30, 1999. This decrease was due to the repurchase of 219,000 shares of common stock totaling $3.7 million, $1.3 million for dividends declared during the fiscal year and a decrease of $1.2 million related to changes in unrealized losses associated with securities classified as available-for-sale being adjusted to market value in accordance with Statement of Financial Accounting Standards No. 115. These decreases was partially offset by increases in equity resulting from net income for the six month period ending December 31, 1999 of $4.0 million, $218,000 related to contributions to Employee Stock Ownership Plan and shares earned and issued under the Recognition and Retention plan, and the issuance of 35,716 new common shares with a recorded value of $443,000 related to exercised stock options.

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

                                                                Six Months Ended              Six Months Ended
                                                                December 31, 1999             December 31, 1998
                                                        ----------------------------- -------------------------------
                                                        Average     Interest          Average      Interest
                                                        Outstanding Earned/   Yield/  Outstanding  Earned/    Yield/
                                                        Balance(1)   Paid     Rate(1) Balance(1)    Paid      Rate(1)
                                                        ----------- --------- ------- ------------ -------- ---------
                                                             (Dollars in Thousands)         (Dollars in Thousands)
Interest-Earnings Assets:
Loans receivable(2)(3)                                   $624,230  $25,980     8.32%    $650,235    $27,670    8.51%
            Mortgage-backed securities                    161,611    5,270     6.52      116,978      3,920    6.70
            Investments                                   128,731    4,004     6.22      128,496      4,137    6.44
            Other interest-earning assets(4)                4,926      172     6.98       13,163        361    5.49
Cash surrender value of life insurance                      7,752      180     4.64        6,789        160    4.71
                                                         --------  -------     ----     --------    -------    ----
                        Total interest-earning assets    $927,250  $35,606     7.68%    $915,661    $36,248    7.92%
                                                         ========  =======     ====     ========    =======    ====
Interest-Bearing Liabilities:
            Certificates of deposit                      $364,503  $ 9,398     5.16%    $377,251    $10,692    5.67%
            Savings deposits                               89,566    1,097     2.45       91,179      1,223    2.68
            Demand and NOW deposits                       118,364      401     0.68      112,876        491    0.87
            Money market accounts                          77,405    1,546     3.99       59,213      1,182    3.99
                                                         --------  -------     ----     --------    -------    ----
                        Total deposits                    649,838   12,442     3.83      640,519     13,588    4.24
            FHLB advances and other borrowed money        245,249    6,943     5.66      226,623      6,842    6.04
                                                         --------  -------     ----     --------    -------    ----
Total interest-bearing liabilities                       $895,087  $19,385     4.33%    $867,142    $20,430    4.71%
                                                         ========  =======     ====     ========    =======    ====
Net interest income                                                $16,221                          $15,818
                                                                   =======                          =======
Net interest rate spread                                                       3.35%                           3.21%
                                                                               ====                            ====
Net interest=earning assets                              $ 32,163                       $ 48,519
                                                         ========                       ========
Net interest margin(5)                                                         3.50%                           3.45%
                                                                               ====                            ====
Average interest=earning assets to average
  interest=bearing liabilities                                      103.59%                          105.60%
                                                                    ======                           ======

(1)  Based on average monthly balances.
(2)  Calculated net of deferred loan fees, loan discounts and loans in process.
(3)  Includes loans held for sale.
(4)  Includes primarily short-term liquid assets.
(5)  Net interest income divided by average interest-earning assets.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

                                            Year Ended June 30, 1999     Year Ended June 30, 1998       Year Ended June 30, 1997(1)
                                         ----------------------------- -----------------------------  ------------------------------
                                           Average   Interest             Average  Interest             Average      Interest
                                         Outstanding  Earned/  Yield/  Outstanding  Earned/  Yield/   Outstanding    Earned/  Yield/
                                         Balance(2)    Paid    Rate(2)  Balance(2)   Paid    Rate(2)  Balance(2)       Paid  Rate(2)
                                          --------    -------   ----    --------    -------   ----     --------      ------   -----
                                                                             (Dollars in Thousands)
Interest-Earnings Assets:
Loans receivable(3)(4)                    $641,001    $53,773   8.39%    $662,536    $56,261   8.49%      $451,771   $37,923   8.39%
   Mortgage-backed securities              126,339      8,033   6.36      140,994      9,676   6.86        116,836     8,185   7.01
   Investments                             128,920      8,048   6.24      113,412      7,580   6.68         61,241     3,884   6.34
   Other interest-earning assets(5)          9,090        606   6.67        8,702        675   7.76         13,732     1,045   7.61
Cash surrender value of life insurance       6,842        338   4.94        6,540        332   5.08          4,187       223   5.33
                                          --------    -------   ----     --------    -------   ----       --------   -------   ----
   Total interest-earning assets          $912,192    $70,798   7.76%    $932,184   $ 74,524   7.99%      $647,767   $51,260   7.91%
                                          ========    =======   ====     ========    =======   ====       ========   =======   ====

Interest-Bearing Liabilities
   Certificates of deposit                $374,155    $20,444   5.46%    $380,726    $21,824   5.73%      $264,588   $14,986   5.66%
   Savings deposits                         90,586      2,264   2.50       96,966      2,658   2.74         76,829     2,223   2.89
   Demand and NOW deposits                 112,744        876   0.78      106,392      1,209   1.14         66,203       883   1.33
   Money market accounts                    64,481      2,503   3.88       52,496      2,112   4.02         31,873     1,146   3.60
                                          --------    -------   ----     --------    -------   ----       --------   -------   ----
     Total deposits                        641,966     26,087   4.06      636,580     27,803   4.37        439,493    19,238   4.38
FHLB advances and other borrowed money     229,389     13,157   5.74      244,964     14,483   5.91        146,413     9,169   6.26
                                          --------    -------   ----     --------    -------   ----       --------   -------   ----
Total interest-bearing liabilities        $871,355    $39,244   4.50%    $881,544    $42,286   4.80%      $585,906   $28,407   4.85%
                                          ========    =======   ====     ========    =======   ====       ========   =======   ====
Net interest income                                   $31,554                        $32,238                         $22,853
                                                      =======                        =======                         =======
Net interest rate spread                                        3.26%                          3.19%                           3.06%
                                                                ====                           ====                            ====
Net interest=earning assets               $ 40,837                       $ 50,640                         $ 61,861
                                          ========                       ========                         ========
Net interest margin(6)                                          3.46%                          3.46%                           3.53%
                                                                ====                           ====                            ====
Average interest=earning assets to average
   interest=bearing liabilities                       104.69%                        105.74%                         110.57%
                                                      ======                         ======                          ======

(1) Includes assets and liabilities from the Security Bancorp acquisition and operations for only four months of fiscal 1997.
(2)  based on average monthly balances.
(3)  Calculated net of deferred fees, loan discounts and loans in process.
(4)  Includes loans held for sale.
(5)  Includes primarily short-term liquid assets.
(6)  Net interest income divided by average interest-earning assets.


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

                                                          December 31, 1999 vs December 31,1998
                                               ---------------------------------------------------
                                               Increase/(Decrease) Due To:
                                               ---------------------------   Rate/       Increase
                                                Volume         Rate          Volume      (Decrease)
                                               -------       -------        -------        -------
                                                               (In Thousands)
Interest-Earning Assets:
Loans receivable                               $(2,213)      $(1,216)       $ 1,739        $(1,690)
Mortgage-backed securities                       2,991          (211)        (1,430)         1,350
Investments                                        (60)         (208)           135           (133)
Other interest-earning assets                     (192)         (253)           256           (189)
Cash surrender value of life insurance              45            (5)           (20)            20
                                               -------       -------        -------        -------
Total interest-earning assets                  $   571       $(1,893)       $   680        $  (642)
                                               =======       =======        =======        =======
Interest-Bearing Liabilities:
Certificates of deposit                        $  (723)      $(1,928)       $ 1,357        $(1,294)
Savings deposits                                   (43)         (212)           129           (126)
Demand and NOW deposits                             48          (217)            79            (90)
Money market accounts                              726             2           (364)           364
                                               -------       -------        -------        -------
Total Deposits                                       8        (2,355)         1,201         (1,146)
FHLB advances and other borrowed money           1,125          (852)          (172)           101
                                               -------       -------        -------        -------
Total interest=bearing liabilities             $ 1,133       $(3,207)       $ 1,029        $(1,045)
                                               =======       =======        =======        =======
Changes to net interest income                 $  (562)      $ 1,314        $  (349)       $   403
                                               =======       =======        =======        =======


WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

                                                      June 30, 1999 vs June 30, 1998           June 30, 1998 vs June 30, 1997(1)
                                                  ---------------------------------------    ---------------------------------------
                                                  Increase/(Decrease) Due To:                Increase/(Decrease) Due To:
                                                  ---------------------------     Total      ---------------------------    Total
                                                                       Rate/     Increase                         Rate/    Increase
                                                   Volume     Rate     Volume   (Decrease)    Volume      Rate   Volume   (Decrease)
                                                  -------    -------    -----     -------     -------    -----    -----     -------
                                                                                    (In Thousands)
Interest-Earning Assets:
Loans receivable                                  $(1,829)   $  (682)   $  23     $(2,488)    $17,692    $ 443    $ 203     $18,338
Mortgage-backed securities                         (1,006)      (712)      75      (1,643)      1,693     (167)     (35)      1,491
Investments                                         2,107     (1,282)    (357)        468       3,596       51       49       3,696
Other interest-earning assets                        (386)       741     (424)        (69)        (63)    (327)      20        (370)
Cash surrender value of life insurance                 15         (9)      --           6         125      (10)      (6)        109
                                                  -------    -------    -----     -------     -------    -----    -----     -------
Total interest-earning assets                     $(1,099)   $(1,944)   $(683)    $(3,726)    $23,043    $ (10)   $ 231     $23,264
                                                  =======    =======    =====     =======     =======    =====    =====     =======
Interest-Bearing Liabilities:
Certificates of deposit                           $  (377)   $(1,020)   $  17     $(1,380)    $ 6,578    $ 180    $  80     $ 6,838
Savings deposits                                     (175)      (235)      16        (394)        583     (117)     (31)        435
Demand and NOW deposits                                72       (382)     (23)       (333)        536     (131)     (79)        326
Money market accounts                                 482        (74)     (17)        391         742      136       88         966
                                                  -------    -------    -----     -------     -------    -----    -----     -------
Total Deposits                                          2     (1,711)      (7)     (1,716)      8,439       68       58       8,565
FHLB advances and other borrowed money               (921)      (431)      26      (1,326)      6,070     (434)    (322)      5,314
                                                  -------    -------    -----     -------     -------    -----    -----     -------
Total interest-bearing liabilities                $  (919)   $(2,142)   $  19     $(3,042)    $14,509    $(366)   $(264)    $13,879
                                                  =======    =======    =====     =======     =======    =====    =====     =======
Changes to net interest income                    $  (180)   $   198    $(702)    $  (684)    $ 8,534    $ 356    $ 495     $ 9,385
                                                  =======    =======    =====     =======     =======    =====    =====     =======

(1) Includes assets and liabilities from Security Bancorp acquisition and operations for only four months of fiscal 1997.

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

                                          At December 31,        At June 30,
                                          --------------- ----------------------
                                               1999        1999    1998  1997(1)
                                          --------------- ------- ------ -------
Weighted average yield on:
Loans receivable(2)(3)                            8.11%    8.01%   8.34%   8.49%
Mortgage-backed securities                        6.58     6.48    6.73    7.27
Investments                                       6.05     6.09    6.32    6.73
Other interest-earning assets                     5.11     5.46    6.15    5.58
Cash surrender value of life insurance            5.07     5.07    5.22    5.11
                                                 -----    -----   -----   -----
Combined weighted average yield on interest-
earning assets                                    7.52     7.46    7.78    8.08
                                                 -----    -----   -----   -----
Weighted average rate paid on:
Certificates of deposit                           5.32     5.21    5.77    5.52
Savings deposits                                  2.47     2.34    2.77    2.80
Demand and NOW deposits                           0.65     0.65    0.96    1.15
Money market accounts                             4.02     3.69    4.10    3.94
                                                 -----    -----   -----   -----
Total deposits                                    3.93     3.83    4.38    4.24
FHLB advances and other borrowed money            5.79     5.49    5.81    6.11
Collateralized mortgage obligations              11.46    11.48   11.48   11.37
                                                 -----    -----   -----   -----
Combined weighted average rate paid on
   interest-bearing liabilities                   4.42     4.30    4.79    4.70
                                                 -----    -----   -----   -----
Interest rate spread                              3.10%    3.16%   2.99%   3.38%
                                                 =====    =====   =====   =====


(1) Includes assets and liabilities from Security Bancorp acquisition and operations for only four months of fiscal 1997.
(2)  Calculated net of deferred loan fees, loan discounts and loans in process.
(3)  Does not include interest on loans 90 days or more delinquent.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

The following table summarizes the major components of the Company's net income for the six months ended December 31, 1999 and for the last three fiscal years and the changes which occurred between the periods shown:


                               Six Months Ended December 31,                   Year Ended June 30,
                               ------------------------------  ---------------------------------------------------
Components of net income:              1999           1998            1999                  1998          1997(1)
                               -------------------  ---------  -------------------  -------------------  ---------
                                Amount      Change   Amount     Amount      Change   Amount     Change    Amount
                               ---------  --------  ---------  ---------  --------  ---------  --------  ---------
                                                               (In Thousands)
Interest income                $ 35,606   $  (642)  $ 36,248   $ 70,798   $(3,726)  $ 74,524   $23,264   $ 51,260
Interest expense                 19,385    (1,045)    20,430     39,244    (3,042)    42,286    13,879     28,407
                               --------   -------   --------   --------   -------   --------   -------   --------
Net interest income              16,221       403     15,818     31,554      (684)    32,238     9,385     22,853
Provision for loan losses          (880)     (370)      (510)    (1,300)     (460)      (840)     (440)      (400)
Non-interest income               4,127      (577)     4,704      9,298       917      8,381     3,696      4,685
Non-interest expense            (13,010)      944    (13,954)   (28,226)     (467)   (27,759)   (7,191)   (20,568)
                               --------   -------   --------   --------   -------   --------   -------   --------
Income before income taxes        6,458       400      6,058     11,326      (694)    12,020     5,450      6,570
Income taxes                     (2,483)        8     (2,475)    (4,403)     (357)    (4,760)    2,697     (2,063)
                               --------   -------   --------   --------   -------   --------   -------   --------
Net income increase (decrease) $  3,975   $   392   $  3,583   $  6,923   $  (337)  $  7,260   $ 2,753   $  4,507
                               ========   =======   ========   ========   =======   ========   =======   ========

(1) Includes assets and liabilities from Security Bancorp acquisition and operations for only four months of fiscal 1997.

   COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                              AND DECEMBER 31, 1998

 GENERAL. Net income increased $392,000 to $4.0 million for the six month period ended December 31, 1999 as compared to $3.6 million for the same period last year. The $392,000 increase in net income was comprised primarily of an increase in net interest income of $403,000 and a $944,000 decrease in non-interest expense, partially offset by a $370,000 increase in provision for loan losses and a decrease in non-interest income of $577,000. The interest rate spread decreased to 3.10% at December 31, 1999 from 3.16% at June 30, 1999. While the Company has adopted interest rate risk policies in an effort to protect net interest income from significant increases in short term interest rates, the Company's net income could still be adversely affected by a narrowing of its net interest rate spread expected in a rising interest rate environment. See "Quantitative and Qualitative Disclosures About Market Risk."

INTEREST INCOME. Interest income decreased $642,000 to $35.6 million for the six month period ended December 31, 1999 from $36.2 million for the same period last year. This decrease resulted from a decrease in the average yield on interest-earning assets to 7.68% during the six month period ended December 31, 1999 from 7.92% during the same period last year, partially offset by an increase in the average balance of interest earning assets of $11.5 million to $927.2 million during the six month period ended December 31, 1999 from $915.7 million during the same period last year.

Interest earned on loans receivable decreased $1.7 million due primarily to a $26.0 million decrease in the average balance of loans receivable to $624.2 million during the six month period ended December 31, 1999 from $650.2 million during the same period last year. In addition, the average yield on loans decreased to 8.32% during the six month period ended December 31, 1999 from 8.51% during the same period last year. The decrease in the yield during the six month period ended December 31, 1999 from the same period last year is attributable to a general decline in interest rates during most of calendar year 1999 which resulted in loans being originated at lower rates than the prior year.

Interest earned on mortgage-backed securities increased $1.4 million due to a $44.6 million increase in the average balance of mortgage-backed securities outstanding to $161.6 million during the six month period ended December 31, 1999 from $117.0 million during the same period last year. The average yield on mortgage-backed securities decreased to 6.52% during the six month period ended December 31, 1999 from 6.70% during the same period last year as new purchases were completed at rates lower than the average portfolio rate.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

Interest earned on investment securities and other interest-earning assets decreased $322,000 due primarily to a $8.0 million decrease in the average balances to $133.7 million during the six month period ended December 31, 1999 from $141.7 million during the same period last year. The average yield earned on investment securities and other interest-earning assets decreased to 6.25% during the six month period ended December 31, 1999 from 6.35% during the same period last year.

INTEREST EXPENSE. Interest expense decreased $1.0 million to $19.4 million during the six month period ended December 31, 1999 from $20.4 million during the same period last year. This decrease resulted from a decrease in the average rate paid on interest-bearing liabilities to 4.33% during the six month period ended December 31, 1999 from 4.71% during the same period last year. The average balance of interest-bearing liabilities increased $28.0 million to $895.1 million during the six month period ended December 31, 1999 from $867.1 million during the same period last year. Interest expense on deposits decreased $1.1 million primarily due to a decrease in the average rate paid on certificates of deposit to 5.16% during the six month period ended December 31, 1999 from 5.67% during the same period last year. The average balance of deposits increased $9.3 million to $649.8 million during the six month period ended December 31, 1999 from $640.5 million during the same period last year while the average rate paid on deposits decreased to 3.83% during the six month period ended December 31, 1999 from 4.24% during the same period last year. The decrease in cost of funds was the result of a general decline in interest rates during the majority of calendar year 1999.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased $370,000 to $880,000 for the six month period ended December 31, 1999 from $510,000 for the same period last year. The increased provision for loan losses is primarily related to an increase in dealer finance and other consumer loans. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles. At December 31, 1999, the Company had $3.1 million of non-performing assets (representing 0.31% of total assets) compared to $4.2 million at June 30, 1999 (representing 0.42% of total assets). At December 31, 1999, the Company had allowance for loan losses to non-performing assets of 165.4% as compared to 121.1% at June 30, 1999. Management's evaluation of the adequacy of its loan loss reserves, the quality and composition of the loan portfolio and economic conditions in Montana resulted in the $880,000 provision for loan losses. Future additions to the Company's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the performance and composition of the Company's loan portfolio and the amount of loans charged off, the economy, inflation, changes in real estate values and interest rates and the view of the regulatory authorities toward adequate reserve levels. For additional information, see "Loan Quality."

NON-INTEREST INCOME. Non-interest income decreased $577,000 to $4.1 million during the six month period ended December 31, 1999 from $4.7 million during the same period last year. The $577,000 decrease resulted primarily from decreases in loan origination fees on loans sold and net gain on sale of loans and securities available-for-sale of $764,000, while service fees increased $208,000. The increasing interest rate environment that existed during the six month period ended December 31, 1999 reduced loan refinance activity, resulting in a decrease in loans sold to $41.6 million during the six month period ended December 31, 1999 as compared to $66.6 million during the same period last year. Seasonal fluctuations in loan volume and a decline in loan volume due to increased interest rates could continue to adversely affect origination fees and gains on sale of loans available-for-sale.

NON-INTEREST EXPENSE. Non-interest expense decreased $944,000, or 6.8%, to $13.0 million during the six month period ended December 31, 1999 from $14.0 million during the same period last year. Compensation and employee benefits, equipment and furnishings expense and other expenses decreased $436,000, $110,000 and $339,000 respectively while marketing and advertising increased $102,000. The Company's efficiency ratio, (the ratio of non-interest expense to net interest income and non-interest income) was 63.94% for the six month period ended December 31, 1999 as compared to 67.99% for the same period last year, a 6.0% reduction. The efficiency ratio without intangibles amortization decreased to 60.63% for the six month period ended December 31, 1999 as compared to 64.36% for the same period last year, a 5.8% reduction.

INCOME TAXES. Income tax expense decreased $8,000 even though pre-tax income increased $400,000. The Company's effective tax rate decreased slightly to 38.4% for the six month period ended December 31, 1999 from 38.9% for the fiscal year ended June 30, 1999.

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

Interest earned on loans receivable decreased $2.5 million due primarily to a $21.5 million decrease in the average balance of loans receivable to $641.0 million during fiscal 1999 from $662.5 million during fiscal 1998. In addition, the average yield on loans decreased to 8.39% during fiscal 1999 from 8.49% during fiscal 1998. The decrease in the average balance of loans receivable was the result of the sale of $105.0 million of loans available-for-sale and loan repayments of $279.0 million that exceeded new loan originations of $357.9 million. The decline in interest rates during the fiscal year contributed to the decline in the yield on the loan portfolio.

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

INTEREST EXPENSE. Interest expense decreased $3.1 million to $39.2 million in fiscal 1999 from $42.3 million in fiscal 1998. This decrease resulted from a decrease in the average balance of interest-bearing liabilities of $10.1 million to $871.4 million during fiscal 1999 from $881.5 million during fiscal 1998 and a decrease in the average rate paid on interest-bearing liabilities to 4.50% during fiscal 1999 from 4.80% during fiscal 1998. Interest expense on deposits decreased $1.7 million primarily due to a decrease in the rate paid on deposits to 4.06% during fiscal 1999 from 4.37% during fiscal 1998. The average balance of deposits increased $5.4 million to $642.0 million during fiscal 1999 from $636.6 million during fiscal 1998. Interest expense on FHLB advances and other borrowed money decreased $1.3 million to $13.2 million in fiscal 1999 from $14.5 million in fiscal 1998. The average rate paid on FHLB advances and other borrowed money also decreased to 5.74% during fiscal 1999 from 5.91% during fiscal 1998 and was primarily the result of a general decline in interest rates during fiscal 1999.

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

NON-INTEREST INCOME. Non-interest income increased $917,000 to $9.3 million in fiscal 1999 from $8.4 million during 1998. The $917,000 increase resulted primarily from increases in fees and service fees, net gain on sale of loans and securities available-for-sale and other operating income of $350,000, $96,000 and $471,000 respectively. The low interest rate environment
                                       14

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

that existed during fiscal 1999 produced strong mortgage loan refinance activity which resulted in $3.7 million of loan origination fees and gains on sale of loans available-for-sale as compared to $3.2 million for the same period last year. Seasonal fluctuations in loan volume and a decline in loan volume due to increased interest rates could adversely affect origination fees and gains on sale of loans available-for- sale. Included in non-interest income for fiscal 1999 is a net gain of $314,000 from the sale of the Bank's credit card program, the sale of a building, life insurance proceeds and the write down of mortgage servicing rights that reduced servicing fee income on loans serviced for others.

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

Interest earned on investment securities increased $3.7 million due primarily to a $52.2 million increase in the average balance of investment securities to $113.4 million during the fiscal year 1998 from $61.2 million during fiscal 1997. The increase in the average balance of investment securities was primarily the result of having the securities purchased in the Acquisition for the full fiscal year 1998 as compared to a portion for fiscal 1997 and the purchase of securities in excess of maturities and sales.

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

                                  LOAN QUALITY

Total non-performing assets decreased $1.1 million to $3.1 million at December 31, 1999 from $4.2 million at June 30, 1999. The $1.1 million decrease was primarily the result of a $747,000 decrease in consumer non-performing loans. Non-performing assets as a percentage of total assets decreased to 0.31% at December 31, 1999 from 0.42% at June 30, 1999. The 0.31% ratio is substantially less than the national composite for thrifts of 0.65% at September 30, 1999, which is the latest available information reported by the Office of Thrift
Supervision. In addition to non-performing loans and foreclosed assets as of December 31, 1999, there were no additional loans identified by the Company with respect to which information known about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have some concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. All significant interest rate risk management procedures are performed at the Bank level. Based upon the Company's nature of operations, the Company is not subject to foreign currency exchange or commodity price risk. The Company's loan portfolio is concentrated primarily within the State of Montana and is subject to risks associated with the local economy. See "Comparison of Operating Results for the Six Months Ended December 31, 1999 and December 31, 1998 - Provision for Loan Losses." The Company does not own any trading assets.

In an attempt to manage its exposure to changes in interest rates, management closely monitors the Bank's interest rate risk position. The Bank has an Asset/Liability Management Committee consisting of certain members of senior management and two non-employee members of the Board of Directors (the "Board"). This committee meets to review the Bank's interest rate risk position and makes recommendations for adjusting such position to the Board. In addition, the Board reviews on a quarterly basis the Bank's interest rate risk position, including simulations of the effect on the Bank's capital of various interest rate scenarios. The Bank also engages outside consultants to advise the Asset/Liability Management Committee on asset/liability issues and strategies.

The Bank has an Investment Committee consisting of certain members of the senior management which meets at least monthly to review the Bank's interest rate risk position using the Office of Thrift Supervision ("OTS") and other internal models simulating the effect on the Bank's capital or net interest income in various interest rate scenarios. The Investment Committee makes recommendations for adjusting such position to the Bank's Asset/Liability Management Committee. The Asset/Liability Management Committee reviews the Bank's investments, mortgage-backed securities, loan portfolio, loan production, borrowed funds and deposit structure. The Committees develop investment strategies and oversee the timing and implementation of transactions to assure attainment of Board objectives in the most effective manner.

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

To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to more closely match the maturities of its assets and liabilities. To accomplish this objective the Bank has focused its lending efforts on the origination of non-residential real-estate loans and consumer loans for its portfolio with shorter terms to maturity or terms to interest rate adjustment. The Bank has also increased its marketing effort to increase the Bank's balance of non-interest bearing demand accounts. The non-residential loans being originated for portfolio generally mature or change interest rates within five to seven years as compared to the origination of fixed rate fifteen and thirty year residential mortgages. During the six month period ended December 31, 1999 the Bank sold $41.6 million of primarily 30 year-fixed rate 1-4 family residential mortgage loans to the secondary market in an attempt to limit its exposure to rising interest rates.

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

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

At December 31, 1999, the Bank was a party to one $5.0 million notional amount interest rate exchange agreement with an investment firm. Historically, swaps and caps have been used to reduce the Bank's cost of funds during periods of high interest rates; however, in the interest rate environment experienced during most of 1999 this cap had the effect of increasing the Bank's cost of funds. During the six months ended December 31, 1999, the increase in the cost of funds attributable to these swaps and caps was $11,000. The Bank's interest rate cap expires in July, 2000.

At December 31, 1999 the Bank did not have any interest rate swap agreements in place.

The Board of Directors reviews the level of interest rate risk management activity on a quarterly basis. Currently, the Board of Directors has authorized management to engage in interest rate swaps and caps with notional principal of up to $108 million. An increase in this type of activity may result in a decrease in the Bank's income in the future if interest rates do not rise significantly. See Note 16 of the Notes to Consolidated Financial Statements.

OTS regulations provide a Net Portfolio Value ("NPV") and an Interest Rate Sensitivity Measure approach to the quantification of interest rate risk. NPV is defined as the net present value of an institution's existing assets, liabilities, and off-balance sheet contracts. An institution's NPV ratio for a given interest rate scenario is calculated by dividing the net portfolio value that would result in that scenario by the present value of the institution's assets in that same scenario and is expressed in percentage terms. The NPV ratio is analogous to the capital-to-assets ratio used to measure regulatory capital, but NPV is measured in economic values (or present values) in a particular rate scenario. Interest Rate Sensitivity Measure is the magnitude of the decline in an institution's NPV ratio that occurs as a result of an adverse rate shock of 200 basis points. The measure equals the difference between an institution's pre-shock NPV ratio and its post-shock NPV ratio, and is expressed in basis points. The Bank's Asset/Liability Management Committee has established the minimum level of interest rate risk that they are willing to allow under current interest rates and for a range of hypothetical interest rate scenarios. There are six scenarios represented by immediate, permanent, parallel movements in the term structure of interest rates of plus and minus 100, 200, and 300 basis points from the actual term structure at quarter end.

Presented below, as of December 31, 1999, is an OTS analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points. Assumptions used in calculating the amounts in this table are OTS assumptions.

                      Actual at December 31, 1999     Actual at June 30, 1999
                          as Measured by OTS             as Measured by OTS
                     ----------------------------  ----------------------------
                      NPV as a % of PV of assets    NPV as a % of PV of assets
    Change in Market ----------------------------  ----------------------------
     Interest Rate                    Change                        Change
    (Basis Points)   NPV Ratio   (Basis Points)     NPV Ratio    (Basis Points)
   ---------------- ----------   --------------    ------------  --------------
         +300          5.41%         -277              6.51%         -271
         +200          6.42%         -176              7.55%         -167
         +100          7.37%          -81              8.48%          -74
         -0-           8.18%          -0-              9.22%          -0-
         -100          8.75%          +57              9.71%          +49
         -200          9.14%          +96             10.05%          +84
         -300          9.43%         +125             10.40%         +118


The OTS has established guidelines for determining the level of interest rate risk for an OTS regulated institution and has developed an interagency uniform ratings system establishing several levels of interest rate risk: "minimal, "moderate", "significant," "high'" and "imminent threat." Based on a 200 basis point increase in interest rates the Bank's post-shock 6.42 % NPV ratio, representing a 176 basis point change from the 8.18% pre-shock NPV ratio, indicates a risk rating of "minimal" for the Bank at December 31, 1999.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

Management has structured its assets and liabilities to attempt to control its exposure to interest rate risk. In the event of a 300 basis point decrease in interest rates, the Bank would experience a 125 basis point increase in NPV in a declining rate environment and a 277 basis point decrease in a rising rate environment. During periods of rising rates, the value of monetary assets and monetary liabilities declines. Conversely, during periods of falling rates, the value of monetary assets and liabilities increases. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). The 277 basis point decrease in NPV as a result of a 300 basis point increase in interest rates indicates that the Bank is susceptible to a reduction in net interest income in a rising interest rate environment due to interest-bearing liabilities potentially repricing more rapidly than interest-earning assets.

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

                         LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are new deposits and the payment of principal and interest on loans, mortgage-backed securities and maturing investments. The holding company is dependent on the payment of principal and interest on it's investments and dividends from Western Security Bank. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition. In a period of declining interest rates, it is anticipated that mortgage prepayments would increase. As a result, these proceeds from mortgage prepayments would be invested in lower yielding loans or other investments which have the effect of reducing interest income. In a period of rising interest rates, it is anticipated that mortgage prepayments would decrease and the proceeds from such prepayments would be invested in higher yielding loans or investments which would have the effect of increasing interest income.

The Company's liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the six months ended December 31, 1999 and the fiscal years ended June 30, 1999, 1998 and 1997.

                                                  For the Six
                                                  Months Ended      For the Year Ended
                                                  December 31,           June 30,
                                                  ------------ -----------------------------
                                                      1999      1999      1998       1997(1)
                                                  ------------ ------- ----------- ---------
                                                                (In Thousands)

Net Income                                        $  3,975   $  6,923   $  7,260   $  4,507
Adjustments to reconcile net income to net
cash provided by operating activities               13,960     32,740     23,475     19,598
                                                  --------   --------   --------   --------
Net cash provided by operating activities           17,935     39,663     30,735     24,105
Net cash provided (used) by investing activities      (341)     4,606    (51,101)   (21,642)
Net cash provided (used) by financing activities   (20,397)   (44,391)    32,275      1,397
                                                  --------   --------   --------   --------
Net increase (decrease) in cash and cash
 equivalents                                        (2,803)      (122)    11,909      3,860
Cash and cash equivalents at beginning of period    28,946     29,068     17,159     13,299
                                                  --------   --------   --------   --------
Cash and cash equivalents at end of period        $ 26,143   $ 28,946   $ 29,068   $ 17,159
                                                  ========   ========   ========   ========

(1) Includes assets and liabilities from Security Bancorp acquisition and operations for only four months of fiscal 1997.

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

The primary investing activities of the Company are the origination of loans and the purchase of investment and mortgage-backed securities. During the six months ended December 31, 1999 and the fiscal years ended June 30, 1999, 1998 and 1997, the Company's loan originations totaled $151.6 million, $357.9 million, $366.7 million and $226.8 million, respectively.

Purchases of mortgage-backed securities totaled $23.0 million, $58.5 million, $7.0 million and $98.4 million for the six months ended December 31, 1999 and the fiscal years ended June 30, 1999, 1998 and 1997, respectively. Purchases of investment securities totaled $17.8 million, $146.1 million, $148.8 million and $109.7 million for the six months ended December 31, 1999 and the fiscal years ended June 30, 1999, 1998 and 1997, respectively. Mortgage-backed securities and investment securities purchased in fiscal 1997 included $91.4 million and $20.0 million respectively, related to the Acquisition.

During fiscal 1997 a net $10.8 million of cash ($26.8 million paid in cash consideration and direct Acquisition costs less $16.0 million in cash and cash equivalents purchased) was used to acquire Security Bancorp.

During the six months ended December 31, 1999 and the fiscal years ended June 30, 1999, 1998 and 1997, investing activities were funded primarily by principal repayments on loans and mortgage-backed securities and investment securities and the maturity of investment securities and the sale of loans, mortgage-backed securities and investments totaling $191.4 million, $573.9 million, $474.2 million, and $313.5 million for the respective fiscal years.

The major sources of cash flows from financing activities are increases in deposits into savings accounts and additional borrowings. The major uses of cash flows from financing activities are withdrawals from deposit accounts and payments on borrowings. For the fiscal year ended June 30, 1998 and 1997 the net increase in cash flows from financing activities was $32.3 million and $1.4 million respectively, and a net decrease of $44.4 million for the fiscal year ended June 30, 1999 and $20.4 million during the six months ended December 31, 1999.

The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be waived at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio is 4%. The Bank's regulatory liquidity ratio was 15.99 % at December 31, 1999.

The Bank's  most  liquid  assets  are cash and cash in banks and highly  liquid, short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending, and investing activities during any given period. At December 31, 1999, the Bank's regulatory liquid assets totaled $117.5 million.

Liquidity management for the Bank is both a daily and long-term function of the Company's management strategy. Excess funds are generally invested in short-term investments such as FHLB certificates of deposit and overnight investments. If the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB advances. At December 31, 1999, the Bank had outstanding borrowings of $234.8 million, which included $226.8 million of FHLB advances, $7.7 million of repurchase agreements and $309,000 of collateralized mortgage obligations and other borrowed money.

At December 31, 1999, the Bank had outstanding commitments to originate loans of $9.0 million, of which $2.4 million was at fixed interest rates. These loans are to be secured by properties located in the Bank's primary market areas. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit scheduled to mature in less than one year from December 31, 1999 totaled $292.7 million.

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

WesterFed Financial Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition
and Results of Operations (Continued)
--------------------------------------------------------------------------------

                                    DIVIDENDS

The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Bank, tax considerations, industry standards, economic conditions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Western Security, whose payments are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Note 3 of the Notes to Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

                           FORWARD LOOKING STATEMENTS

When used in this annual report or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "significantly" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made, and to advise readers that various factors including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, competitive and regulatory factors could affect the Bank's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                          Independent Auditors' Report



The Board of Directors
WesterFed Financial Corporation:

We have audited the accompanying consolidated balance sheets of WesterFed Financial Corporation and subsidiaries as of December 31, 1999 and June 30, 1999, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the six months ended December 31, 1999 and for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WesterFed Financial Corporation and subsidiaries as of December 31, 1999 and June 30, 1999, and the results of their operations and their cash flows for the six months ended December 31, 1999 and for each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Billings, Montana
March 10, 2000

WesterFed Financial Corporation and Subsidiaries

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)
                                                       December 31,   June 30,
                                                           1999        1999
                                                       ------------ -----------
Assets
Cash and due from banks................................$   20,233   $   25,867
Interest-bearing bank deposits.........................     5,910        3,079
                                                       ----------   ----------
         Cash and cash equivalents.....................    26,143       28,946

Interest-bearing deposits..............................       100        1,985
Investment securities available-for-sale...............   106,212      103,441
Investment securities, at amortized cost
     (estimated fair value of $9,195 at
     December 31, 1999 and $9,255 at June 30, 1999)....     9,205        9,235
Mortgage-backed securities available-for-sale..........    81,276       68,029
Mortgage-backed securities, at amortized cost
     (estimated fair value of $77,926 at
     December 31, 1999 and $85,252 at June 30, 1999)...    77,672       83,720
Loans available-for-sale...............................     4,470        3,740
Loans receivable, net..................................   616,281      627,631
Interest receivable....................................     7,492        7,635
Stock in Federal Home Loan Bank of Seattle, at cost....    15,154       14,615
Premises and equipment, net............................    27,477       28,269
Core deposit intangible................................     3,401        3,741
Goodwill ..............................................    14,763       15,096
Cash surrender value of life insurance policies........     8,164        6,916
Other assets...........................................     3,075        4,350
                                                       ----------   ----------
                                                       $1,000,885   $1,007,349
                                                       ==========   ==========
Liabilities and Stockholders' Equity
Deposits...............................................$  658,404   $  645,549
Repurchase agreements..................................     7,731        6,702
Borrowed funds.........................................   227,078      244,483
Advances from borrowers for taxes and insurance........     3,296        3,302
Income taxes - current and deferred....................       597        1,552
Accrued interest payable...............................     6,476        6,156
Accrued expenses and other liabilities.................     7,778        8,456
                                                       ----------   ----------
         Total liabilities.............................   911,360      916,200
                                                       ----------   ----------
Stockholders' equity:
     Preferred stock, $.01 par value, 5,000,000
        shares authorized; none outstanding............         -            -
     Common stock, $.01 par value, 10,000,000
         shares authorized;  5,904,661 shares issued,
         4,351,404 outstanding at December 31, 1999;
         5,872,807 shares issued, 4,538,557
         outstanding at June 30, 1999..................        56           56
     Paid-in capital...................................    70,040       69,572
     Common stock acquired by ESOP/RRP.................    (2,090)      (2,216)
     Treasury stock, at cost; 1,553,257
         at December 31, 1999 and
         1,334,250 at June 30, 1999....................   (28,974)     (25,319)
     Accumulated other comprehensive loss..............    (2,930)      (1,717)
     Retained earnings.................................    53,423       50,773
                                                       ----------   ----------
         Total stockholders' equity....................    89,525       91,149
                                                       ----------   ----------
Commitments and contingencies
                                                       $1,000,885   $1,007,349
                                                       ==========   ==========
Book value per common share outstanding................$    20.57   $    20.08
                                                       ==========   ==========

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Income
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                              Six Months
                                                 Ended         Year Ended June 30,
                                              December 31,
                                              ------------ -----------------------------
                                                 31, 1999    1999      1998       1997
                                              ------------ --------- ---------  --------
Interest income:
     Loans receivable..........................  $25,980   $53,773    $56,261    $37,923
     Mortgage-backed securities................    5,270     8,033      9,676      8,185
     Investment securities.....................    4,004     8,048      7,580      3,884
     Interest-bearing deposits.................      172       606        675      1,045
     Other.....................................      180       338        332        223
                                                 -------   -------    -------    -------
              Total interest income............   35,606    70,798     74,524     51,260
                                                 -------   -------    -------    -------
Interest expense:
     NOW and money market demand...............    1,947     3,379      3,321      2,029
     Savings  .................................    1,097     2,264      2,658      2,223
     Certificates of deposit...................    9,398    20,444     21,824     14,986
                                                 -------   -------    -------    -------
                                                  12,442    26,087     27,803     19,238
     Borrowed funds and repurchase agreements..    6,943    13,157     14,483      9,169
                                                 -------   -------    -------    -------
              Total interest expense...........   19,385    39,244     42,286     28,407
                                                 -------   -------    -------    -------
         Net interest income...................   16,221    31,554     32,238     22,853
Provision for loan losses......................      880     1,300        840        400
                                                 -------   -------    -------    -------
              Net interest income after provision
                  for loan losses..............   15,341    30,254     31,398     22,453
                                                 -------   -------    -------    -------
Non-interest income:
     Loan origination fees on loans sold.......      957     2,633      2,268        667
     Service fees..............................    2,600     4,471      4,486      3,034
     Net gain on sale of loans and securities
         available-for-sale....................      290     1,149      1,053        678
     Other.....................................      280     1,045        574        306
                                                 -------   -------    -------    -------
              Total non-interest income........    4,127     9,298      8,381      4,685
                                                 -------   -------    -------    -------
Non-interest expense:
     Compensation and employee benefits........    6,156    13,695     13,149      9,342
     Net occupancy expense of premises.........      943     2,035      2,153      1,373
     Equipment and furnishings.................      985     2,313      1,846      1,009
     Data processing...........................      820     1,627      1,644        962
     Deposit insurance premium.................      170       344        358        517
     SAIF assessment...........................        -         -          -      2,297
     Intangibles amortization..................      673     1,443      1,391        532
     Marketing and advertising.................      475       616        789        571
     Other.....................................    2,788     6,153      6,429      3,965
                                                 -------   -------    -------    -------
              Total non-interest expense.......   13,010    28,226     27,759     20,568
                                                 -------   -------    -------    -------
              Income before income taxes.......    6,458    11,326     12,020      6,570

Income taxes...................................    2,483     4,403      4,760      2,063
                                                 -------   -------    -------    -------
              Net income.......................  $ 3,975   $ 6,923    $ 7,260    $ 4,507
                                                 =======   =======    =======    =======
Net income per common share:
     Basic.....................................  $  0.93   $  1.43    $  1.37    $  1.01
                                                 =======   =======    =======    =======
     Diluted...................................  $  0.89   $  1.37    $  1.29    $   .96
                                                 =======   =======    =======    =======


See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income
--------------------------------------------------------------------------------
 (Dollars in thousands, except per share data)

                                                                                       Accumulated
                                                                                          other
                                                  Common  Paid-in    ESOP/   Treasury  comprehensive  Retained
                                                  stock   capital     RRP     Stock    income (loss)  earnings  Total
                                                --------  -------   -------  -------- --------------  -------- --------
Balance at June 30, 1996....................    $   46    $45,451   $(3,558)  $(3,079)   $   (226)    $39,973  $ 78,607

Comprehensive income:
 Net income for the year ended June 30, 1997         -          -         -         -           -       4,507     4,507
 Unrealized gain on securities
   available-for-sale, net
   of reclassification adjustment                    -          -         -         -         191           -       191
                                                                                                               --------
      Total comprehensive income                                                                                  4,698

ESOP shares committed to be released........         -        265       227         -           -           -       492

Amortization of RRP.........................         -          -       499         -           -           -       499

Shares forfeited by RRP participants
     (195 shares)...........................         -          -         2        (2)          -           -         -

Common stock acquired by RRP (5,418 shares).         -        106      (106)        -           -           -         -

Common stock options exercised
    (13,768 shares).........................         -        184         -         -           -           -       184

Common stock issued (534 shares)............         -         10         -         -           -           -        10

Security Bancorp acquisition:
     Issuance of 1,150,175 shares,
         net of issuance costs of $200......        10     21,052         -         -           -           -    21,062
     Issuance of options allowing holders to
         acquire 94,696 shares..............         -        873         -         -           -           -       873

Cash dividends declared ($.45 per share)....         -          -         -         -           -      (2,166)   (2,166)
                                               -------    -------   -------   -------      ------     -------  --------
Balance at June 30, 1997....................        56     67,941    (2,936)   (3,081)        (35)     42,314  $104,259

Comprehensive income:
     Net income for the year ended
        June 30, 1998.......................         -          -         -         -           -       7,260     7,260
     Unrealized gain on securities
        available-for-sale, net
        of reclassification adjustment......         -          -         -         -          58           -        58
                                                                                                               --------
               Total comprehensive income                                                                         7,318

Purchase of treasury stock, at cost -
    17,500 shares...........................         -          -         -      (379)          -           -      (379)

ESOP shares committed to be released........         -        425       227         -           -           -       652

Amortization of RRP.........................         -          -       188         -           -           -       188

Shares forfeited by RRP participants
     (75 shares)                                     -          -         1        (1)          -           -         -

Common stock options exercised (37,978 shares)       -        557         -         -           -           -       557

Cash dividends declared ($.54 per share)....         -          -         -         -           -      (2,895)   (2,895)
                                               -------    -------   -------   -------      ------     -------  --------
Balance at June 30, 1998....................        56     68,923    (2,520)   (3,461)         23      46,679   109,700



                                                                     (Continued)

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity
 and Comprehensive Income, Continued
--------------------------------------------------------------------------------
 (Dollars in thousands, except per share data)

                                                                                       Accumulated
                                                                                          other
                                                  Common  Paid-in    ESOP/   Treasury  comprehensive  Retained
                                                  stock   capital     RRP     Stock    income (loss)  earnings  Total
                                                --------  -------   -------  -------- --------------  -------- --------
Balance at June 30, 1998....................    $   56    $68,923   $(2,520)  $  (3,461) $     23     $46,679  $109,700

Comprehensive income:
     Net income for the year ended June 30,
     1999...................................         -          -         -           -         -       6,923     6,923
     Unrealized loss on securities
        available-for-sale, net
        of reclassification adjustment......         -          -         -           -    (1,740)          -    (1,740)
                                                                                                               --------
        Total comprehensive income                                                                                5,183

Purchase of 1,082,854 shares of treasury
     stock, net of acquisition costs of $200.        -          -         -     (21,858)        -           -   (21,858)

ESOP shares committed to be released........         -        245       227           -         -           -       472

Amortization of RRP.........................         -          -        77           -         -           -        77

Common stock options exercised (36,116 shares)       -        404         -           -         -           -       404

Cash dividends declared ($.62 per share)....        -           -         -           -         -      (2,829)   (2,829)
                                               -------    -------   -------     -------    ------     -------  --------
Balance at June 30, 1999....................        56     69,572    (2,216)    (25,319)   (1,717)     50,773    91,149

Comprehensive income:
     Net income for the six months
     ended December 31, 1999................         -          -          -          -         -       3,975     3,975
     Unrealized loss on securities
         available-for-sale, net
         of reclassification adjustment.....         -          -          -          -    (1,213)          -    (1,213)
                                                                                                               --------
         Total comprehensive income                                                                               2,762

Purchase of 219,006 shares of treasury
     stock, at cost.........................         -          -          -     (3,655)        -           -    (3,655)

ESOP shares committed to be released........         -         92        113          -         -           -       205

Amortization of RRP.........................         -          -         13          -         -           -        13

Common stock options exercised (35,716 shares)       -        443          -          -         -           -       443

Security Bancorp shares not exchanged
          (3,862 shares)....................         -        (67)         -          -         -           -       (67)

Cash dividends declared ($0.315 per share)..         -          -         -           -         -      (1,325)   (1,325)
                                               -------    -------   -------     -------     ------    -------  --------
Balance at December 31, 1999................    $   56     70,040    (2,090)    (28,974)    (2,930)    53,423    89,525
                                               =======    =======   =======     =======     ======    =======  ========

See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Dollars in thousands)

                                                     Six Months
                                                        Ended         Year Ended June 30,
                                                    December 31, ----------------------------
                                                        1999        1999     1998      1997
                                                    ------------ --------- --------- --------
Net cash provided by operating activities......      $  17,935    39,663    30,735    24,105
                                                     ---------  --------  --------  --------
Cash flows from investing activities:
     Decrease (increase) in interest-bearing
         deposits..............................          1,885    (1,885)    1,900     1,000
     Purchases of:
         FHLB stock............................              -         -    (1,129)        -
         Investment securities.................              -         -    (5,483)   (9,956)
         Investment securities available-for-sale      (17,844) (146,138) (143,279)  (79,804)
         Mortgage-backed securities............              -         -         -    (5,950)
         Mortgage-backed securities
              available-for-sale...............        (23,020)  (58,499)   (6,990)     (983)
     Proceeds from maturities:
         Investment securities.................             38     7,636    16,316     9,351
         Investment securities available-for-sale       11,600   127,651    70,545    61,289
     Proceeds from sales of:
         Investment securities available-for-sale        2,107    21,961    16,065     5,192
         Mortgage-backed securities
              available-for-sale...............          1,207         -     3,222    31,937
         Real estate owned.....................            321       204         -         -
     Principal payments from:
         Investment securities available-for-sale          444       748       437       385
         Mortgage-backed securities............          6,151    18,782    15,661     8,897
         Mortgage-backed securities
              available-for-sale...............          7,609    12,981    10,955    14,113
     Decrease (increase) in loans receivable, net       10,532    21,557   (24,516)  (43,911)
     Proceeds from sales of premises and
         equipment.............................             33       611     1,162         -
     Purchases of premises and equipment.......           (317)   (1,003)   (5,682)   (2,426)
     Purchase of life insurance policies.......         (1,087)        -      (285)        -
     Acquisition of Security Bancorp, net of cash
         and net cash equivalents acquired
         of $16,013............................              -         -         -   (10,776)
                                                     ---------  --------  --------  --------
              Net cash provided by (used in)
                  investing activities.........           (341)    4,606   (51,101)  (21,642)
                                                     ---------  --------  --------  --------
Cash flows from financing activities:
     Net change in deposits....................            755   (15,212)  (21,366)  (25,093)
     Net change in repurchase agreements.......          1,029       469    (1,553)      974
     Proceeds from borrowings..................        244,100   319,560   344,165   136,090
     Payments on borrowings....................       (261,527) (324,078) (286,719) (108,606)
     Net change in advances from borrowers for
         taxes and insurance...................             (6)     (750)      299      (295)
     Dividends paid to stockholders............         (1,536)   (2,926)   (2,729)   (1,867)
     Proceeds from exercise of options and
         stock issuances.......................            443       404       557       194
     Payments to acquire treasury stock........         (3,655)  (21,858)     (379)        -
                                                     ---------  --------  --------  --------
              Net cash provided by (used in)
                  financing activities.........        (20,397)  (44,391)   32,275     1,397
                                                     ---------  --------  --------  --------
Net increase (decrease) in cash and cash equivalents    (2,803)     (122)   11,909     3,860

Cash and cash equivalents at beginning of period        28,946    29,068    17,159    13,299
                                                     ---------  --------  --------  --------
Cash and cash equivalents at end of period.....      $  26,143    28,946    29,068    17,159
                                                     =========  ========  ========  ========


See accompanying notes to consolidated financial statements.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

WesterFed Financial Corporation ("WesterFed," and collectively with its subsidiary, the "Company") serves the financial needs of communities located in western and central Montana through its wholly-owned subsidiary, Western Security Bank (the "Bank"), a federally chartered savings bank. In addition to traditional financial institution services, the Company provides insurance, investment and other related services through Western Security Investment Services, Inc., Service Corporation of Montana and Monte Mac I, Inc., all wholly-owned subsidiaries of the Bank.

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

Segment Reporting

The Company currently operates in one significant business segment - community banking. Management evaluates the Company's performance and allocates resources to this segment based on consolidated performance measurements consistent with those of the consolidated financial statements.

Cash Equivalents

For purposes of the statements of cash flows, cash equivalents  consist of daily
interest  demand   deposits,   non-interest-bearing   deposits  with  banks  and
interest-bearing deposits having original maturities of three months or less.

At December 31, 1999, the Company was required to have aggregate reserves with the Federal Reserve Bank of approximately $8,634.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are excluded from earnings and included as a separate component of stockholders' equity. Upon realization, gains and losses are included in earnings using the specific identification method. Investment securities and mortgage-backed securities, other than those designated as available-for-sale or trading, are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. All securities are adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)

Management   determines  the  appropriate   classification   of  investment  and
mortgage-backed securities at the purchase date.

Stock in Federal Home Loan Bank

Member institutions of the Federal Home Loan Bank (FHLB) system are required to hold common stock of its district FHLB according to predetermined formulas. The FHLB provides a source of borrowed funds for the Company which are secured, in part, by this FHLB stock.

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

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the individual loans, adjusted for actual prepayments. Amortization of deferred loan origination fees are suspended during periods in which the related loan is on nonaccrual status.

Loans available-for-sale are carried at the lower of cost or market using the aggregate method. Valuation adjustments, if applicable, are reflected in current operations. Gains and losses on sales, resulting from the difference between sales proceeds and the underlying carrying value, are recorded using the specific identification method. A sale is recognized when control over the underlying loan is surrendered and exchanged for consideration.

Management determines the appropriate classification of loans as either held to maturity or available-for-sale at origination, in conjunction with the Company's overall asset/liability management strategy.

The cost of loan servicing rights is included in other assets and amortized in proportion to, and over the period of, estimated net servicing revenues.

The carrying value of loan servicing rights and the amortization thereon is periodically evaluated in relation to estimated future net servicing revenues. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)

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

Real Estate Owned

Real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized, and expenses of holding foreclosed properties are charged to operations as incurred. Other assets include $168 and $370 of real estate and other personal property acquired through foreclosure at December 31, 1999 and June 30, 1999, respectively.

Cash Surrender Value of Life Insurance

The Company has acquired life insurance policies covering certain key employees for which the Company is the beneficiary. The Company makes one-time lump-sum payments as key employees are identified. Earnings on the premiums paid are expected to exceed future premiums and expenses associated with the policies and thus result in an increase in the cash surrender value of the policies.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost, less accumulated amortization and depreciation. Depreciation and amortization are computed using the straight-line and double declining balance methods over the estimated useful lives of the assets or leases ranging from 5 to 40 years.

Goodwill

Goodwill reflects the excess of cost over fair value of identifiable net assets which were acquired during 1997. Goodwill is amortized over 25 years. Accumulated amortization as of December 31, 1999 and June 30, 1999 was $1,832 and $1,499, respectively.

Core Deposit Intangible

Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in a 1997 acquisition and is amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. Accumulated amortization as of December 31, 1999 and June 30, 1999 was $2,207 and $1,867, respectively.

Long-Lived Assets

Long-lived tangible and intangible assets including goodwill are reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset. The amount of the impairment loss, if any, is based on the asset's fair value which may be estimated by discounting the expected future cash flows.

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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)

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


Comprehensive Income

Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses on available-for-sale securities.

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

Reclassifications

Certain reclassifications have been made to the June 30, 1999, 1998 and 1997 financial statements to conform with the December 31, 1999 presentation.

(2)    CHANGE IN FISCAL YEAR

Effective December 31, 1999, WesterFed changed its reporting period from a fiscal year ended June 30 to a calendar year end. Accordingly, results of operations for the transition period ended December 31, 1999 cover a six-month period. The following statements of income present financial data for the six months ended December 31, 1999 and the comparable six month period of the prior year. These statements are for comparative purposes only.

                                                              Six Months Ended
                                                                December 31,
                                                            --------------------
                                                              1999       1998
                                                            --------- ----------
                                                                     (Unaudited)

Interest income............................................ $ 35,606    36,248
Interest expense...........................................   19,385    20,430
                                                            --------  --------
     Net interest income...................................   16,221    15,818

Provision for loan losses..................................     (880)     (510)
                                                            --------  --------
     Net interest income after provision for loan losses...   15,341    15,308

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)


                                                              Six Months Ended
                                                                December 31,
                                                            --------------------
                                                              1999       1998
                                                            --------- ----------
                                                                     (Unaudited)

Noninterest income......................................... $  4,127     4,704
Noninterest expense........................................  (13,010)  (13,954)
                                                            --------  --------
     Income before income tax expense......................    6,458     6,058

Income tax expense.........................................   (2,483)   (2,475)
                                                            --------  --------
     Net income............................................ $  3,975     3,583
                                                            ========  ========
Net income per common share:
     Basic................................................. $   0.93      0.67
                                                            ========  ========
     Diluted............................................... $   0.89      0.64
                                                            ========  ========


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

Capital standards require the Bank to have minimum regulatory tangible capital equal to 1.5% of adjusted total assets, a minimum 3.0% core capital ratio and an 8.0% risk-based capital ratio. In addition, federal banking agencies have adopted regulations which establish a system for prompt regulatory corrective action with respect to depository institutions which do not meet minimum capital requirements. The "prompt corrective action" (PCA) regulations established five categories related to the level of capital of the depository institution: (1) well-capitalized, (2) adequately capitalized, (3) under-capitalized, (4) significantly undercapitalized, and (5) critically undercapitalized. At December 31, 1999 and June 30, 1999, the most recent notification from the OTS categorized the Bank as well capitalized for PCA purposes.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except share and per share data)


The Bank's compliance with capital requirements follows:

                                                                       Minimum to         Minimum
                                                                     be adequately       to be well
                                                                   capitalized under capitalized under
                                                                   prompt corrective prompt corrective
                                                      Actual       action provision  action provision
                                              ------------------- ------------------ -----------------
                                              Amount       Ratio    Amount    Ratio   Amount    Ratio
                                              ---------   ------- ---------  ------- --------  -------
As of December 31, 1999:
 Total capital (to risk-weighted assets)....  $74,336      12.09%  $49,179    8.00%  $61,473    10.00%
 Core (Tier 1) capital (to risk-weighted
     assets)................................   69,142      11.25    24,589    4.00    36,884     6.00
 Core (Tier 1) capital (to adjusted
     assets)................................   69,142       7.06    39,177    4.00    48,971     5.00
 Tangible capital (to tangible assets)         69,142       7.06    14,691    1.50    14,691     1.50
                                              =======     ======   =======   =====   =======    =====
As of June 30, 1999:
 Total capital (to risk-weighted assets)....  $76,384      12.26%  $49,830    8.00%  $62,287    10.00%
 Core (Tier 1) capital (to risk-weighted
     assets)................................   71,275      11.44    24,915    4.00    37,372     6.00
 Core (Tier 1) capital (to adjusted
     assets)................................   71,275       7.23    39,447    4.00    49,309     5.00
 Tangible capital (to tangible assets)......   71,275       7.23    14,793    1.50    14,793     1.50
                                              =======     ======   =======   =====   =======    =====

The following is a reconciliation of total stockholders' equity as shown on the consolidated balance sheet and tangible, core and risk-based regulatory capital of the Bank at December 31, 1999 and June 30, 1999:

                                                                                    December 31,         June 30,
                                                                                        1999               1999
                                                                                  ------------------  ---------------
Total stockholders' equity......................................................   $    89,525              91,149
     Less: Nonqualifying equity of WesterFed and nonqualifying subsidiaries.....        (4,622)             (2,160)
           Goodwill and other intangibles.......................................       (18,164)            (18,837)
           Nonqualifying purchased mortgage loan servicing......................          (527)               (602)
           Unrealized losses on certain securities available-for-sale...........         2,930               1,725
                                                                                   -----------            --------
Tangible and Core capital.......................................................        69,142              71,275

     Add:Allowance for loan losses..............................................         5,161               5,079
           Unrealized gain on certain available-for-sale equity securities......            33                  30
                                                                                   -----------            --------
Risk-based capital..............................................................   $    74,336              76,384
                                                                                   ===========            ========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(4)    INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities follow:

                                                                              December 31, 1999
                                                          -----------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                          --------------- -------------- --------------- ------------
Investment securities held-to-maturity:
Corporate obligations................................     $     6,991            7            (17)            6,981
Other investments....................................           2,214            -             -              2,214
                                                          -----------        -----         ------           -------
     Total investment securities held-to-maturity....     $     9,205            7            (17)            9,195
                                                          ===========        =====         ======           =======
Investment securities available-for-sale:
Federal agency obligations...........................     $    87,331           -          (2,164)           85,167
Corporate obligations................................          18,432            6           (378)           18,060
Other................................................           2,893           92             -              2,985
                                                          -----------        -----         ------           -------
     Total investment securities available-for-sale..     $   108,656           98         (2,542)          106,212
                                                          ===========        =====         ======           =======

                                                                                June 30, 1999
                                                          -----------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                          --------------- -------------- --------------- ------------
Investment securities held-to-maturity:
Corporate obligations................................     $     6,985           16             (6)            6,995
Other investments....................................           2,250           10             -              2,260
                                                          -----------        -----         ------           -------
     Total investment securities held-to-maturity....     $     9,235           26             (6)            9,255
                                                          ===========        =====         ======           =======
Investment securities available-for-sale:
Federal agency obligations...........................     $    81,323            2         (1,340)           79,985
Corporate obligations................................          23,509           32           (167)           23,374
Other................................................               3           79             -                 82
                                                          -----------        -----         ------           -------
     Total investment securities available-for-sale..     $   104,835          113         (1,507)          103,441
                                                          ===========        =====         ======           =======

Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations at par value without prepayment penalties. The cost and estimated fair value of investment securities at December 31, 1999, by contractual maturity, are shown below:
                                                                   Fair
                                                       Cost        value
                                                  ------------  ----------
Investment securities held-to-maturity
Due in:
     Less than one year.......................... $     2,997      3,004
     One to five years...........................       4,232      4,215
     Five to ten years...........................         330        330
     After ten years.............................       1,646      1,646
                                                  -----------   --------
                                                  $     9,205      9,195
                                                  ===========   ========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                                   Fair
                                                     Cost          value
                                                  ------------  ----------
Investment securities available-for-sale
Due in:
     Less than one year.........................  $     5,564       5,534
     One to five years..........................       95,770      93,460
     Five to ten years..........................        2,649       2,618
     After ten years............................        4,580       4,434
     Other......................................           93         166
                                                  -----------   ---------
                                                  $   108,656     106,212
                                                  ===========   =========

Gross proceeds from sales of investment securities available-for-sale for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 were $2,107, $21,961, $16,065 and $5,192, respectively. These sales resulted  in  gross  gains  of $8,  $89,  $68 and $18 for the six  months  ended
December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997, respectively, and gross losses of $0, $0, $0 and $34 for the six months ended
December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997, respectively.

Pursuant to a collateral agreement with the FHLB, all unpledged, qualifying investment securities, including those available-for-sale, are pledged to secure advances from the FHLB.

(5)    MORTGAGE-BACKED SECURITIES

A summary of mortgage-backed securities follows:

                                                                              December 31, 1999
                                                          ----------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                          --------------- ------------- --------------- ------------
Mortgage-backed securities held-to-maturity:
Collateralized mortgage obligations - federal agency..    $    42,957           706          (26)            43,637
FHLMC    .............................................         23,101            11         (403)            22,709
GNMA .................................................          9,765            21          (30)             9,756
Other.................................................          1,849             -          (25)             1,824
                                                          -----------       -------      -------         ----------
     Total mortgage-backed securities
         held-to-maturity.............................    $    77,672           738         (484)            77,926
                                                          ===========       =======      =======         ==========
Mortgage-backed securities available-for-sale:
Collateralized mortgage obligations - federal agency..    $    20,806            13         (940)            19,879
FHLMC    .............................................         13,759           188         (415)            13,532
GNMA .................................................         24,249             2         (495)            23,756
FNMA .................................................         20,005            26         (644)            19,387
Other.................................................          4,744             -          (22)             4,722
                                                          -----------       -------      -------         ----------
     Total mortgage-backed securities
         available-for-sale...........................    $    83,563           229       (2,516)            81,276
                                                          ===========       =======      =======         ==========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                                                June 30, 1999
                                                          ----------------------------------------------------------
                                                                              Gross         Gross         Estimated
                                                             Amortized     unrealized    unrealized         fair
                                                               cost           gains        losses           value
                                                          -------------- -------------- --------------- ------------
Mortgage-backed securities held-to-maturity:
Collateralized mortgage obligations - federal agency..    $    43,292         1,142           (8)           44,426
FHLMC    .............................................         27,587           219          (26)           27,780
GNMA .................................................         10,774            21           (6)           10,789
Other.................................................          2,067           218          (28)            2,257
                                                          -----------       -------      -------           -------
     Total mortgage-backed securities
         held-to-maturity.............................    $    83,720         1,600          (68)           85,252
                                                          ===========       =======      =======           =======
Mortgage-backed securities available-for-sale:
Collateralized mortgage obligations - federal agency..    $    22,444            13         (647)           21,810
FHLMC    .............................................         15,216            30         (201)           15,045
GNMA .................................................          8,381             -         (151)            8,230
FNMA .................................................         17,442            35         (456)           17,021
Other.................................................          5,923             -            -             5,923
                                                          -----------       -------      -------           -------
     Total mortgage-backed securities
         available-for-sale...........................    $    69,406            78       (1,455)           68,029
                                                          ===========       =======      =======           =======

Gross proceeds from sales of mortgage-backed securities available-for-sale for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 were $1,207, $0, $3,222 and $31,937, resulting in gross gains of $5, $0, $40 and $76 and gross losses of $0, $0, $11 and $19, respectively.

Expected maturities of mortgage-backed securities will differ from contractual maturities because issuers may have the right to prepay obligations with or without penalties. The contractual weighted average life of mortgage-backed securities is approximately 16 years at December 31, 1999.

Mortgaged backed securities with amortized cost of $38,621 and $31,674 at December 31, 1999 and June 30, 1999, respectively, were pledged to secure public deposits and securities sold under repurchase agreements. The approximate market value of securities pledged at December 31, 1999 and June 30, 1999 was $38,597 and $31,949, respectively.

Mortgage-backed securities with a recorded value of approximately $849 and $1,039 have been pledged to secure collateralized mortgage obligations at December 31, 1999 and June 30, 1999, respectively.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(6)    LOANS RECEIVABLE

A summary of loans receivable follows:
                                                       December 31,    June 30,
                                                           1999          1999
                                                     --------------- -----------
Loans secured by real estate:
     1-4 residential units..........................  $    259,570     275,792
     5 or more residential units....................        35,563      41,619
     Construction...................................        18,775      12,542
     Commercial.....................................        78,833      71,221
     Agriculture....................................        11,625      11,421
     Other nonresidential...........................         8,348       4,445
     FHA insured or VA guaranteed...................         6,781      10,122
                                                       -----------   ---------
         Total real estate loans ...................       419,495     427,162
Less:
     Net deferred loan origination fees.............        (1,145)     (1,144)
     Undisbursed loan funds.........................        (5,240)     (3,611)
     Purchased discounts............................          (852)       (954)
     Allowance for loan losses......................        (2,353)     (2,219)
                                                       -----------   ---------
         Net real estate loans......................       409,905     419,234

Other loans:
     Commercial (Non real estate)...................        45,361      40,237
     Agriculture (Non real estate)..................        22,825      23,193
     Loans to depositors, secured by deposits.......         1,387       1,745
     Indirect consumer loans........................        54,418      66,406
     Other consumer loans - real estate secured.....        36,153      39,031
     Other consumer loans...........................        53,510      44,385
     Allowance for loan losses......................        (2,808)     (2,860)
                                                       -----------   ---------
         Net other loans............................       210,846     212,137
                                                       -----------   ---------
Net loans...........................................       620,751     631,371
Less loans available-for-sale.......................        (4,470)     (3,740)
                                                       -----------   ---------
Loans receivable, net...............................   $   616,281     627,631
                                                       ===========   =========
A summary of nonperforming loans follows:

                                                                          June 30,
                                                      December 31, --------------------
                                                          1999      1999    1998   1997
                                                       ----------- ------- ------- ----
Nonaccrual loans.....................................    $2,893    3,049   3,989  1,517
Loans 90 days or more delinquent and still accruing..        60      775     626    836
                                                         ------    -----   -----  -----
     Total nonperforming loans.......................    $2,953    3,824   4,615  2,353
                                                         ======    =====   =====  =====
Contractual interest due.............................    $  193      223     271     71
                                                         ======    =====   =====  =====

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Interest  income  recognized  on  nonaccrual  loans  during the six months ended
December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 was insignificant. At December 31, 1999, there were no commitments to lend additional funds to borrowers whose loans are classified as nonperforming.

Impaired loans at December 31, 1999 and June 30, 1999 are $2,385 and $1,837, respectively, of which no impairment allowance was deemed necessary. The average recorded investment in impaired loans for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 was approximately $2,111, $2,161, $1,715 and $483, respectively. Interest income recognized on impaired loans for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 was not significant.

An analysis of the allowance for loan losses follows:

                                   Six Months
                                      Ended          Year Ended June 30,
                                   December 31, --------------------------
                                       1999       1999    1998      1997
                                  ------------  -------- -------- --------
Balance at beginning of period... $    5,079     4,907    4,651     2,005
Reserves acquired................         -         -        -      2,481
Provision charged to operations..        880     1,300      840       400
Charge-offs......................       (986)   (1,228)    (637)     (253)
Recoveries.......................        188       100       53        18
                                  ----------   -------   ------    ------
Balance at end of period......... $    5,161     5,079    4,907     4,651
                                  ==========   =======   ======    ======

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid balances of these loans were approximately $219,800, $223,400 and $260,300 at December 31, 1999 and June 30,
1999 and 1998, respectively.

Mortgage servicing rights are included in other assets and an analysis of activity follows:

                                   Six Months
                                      Ended         Year Ended June 30,
                                    December 31, --------------------------
                                        1999      1999      1998     1997
                                   ------------- -------- -------- --------
Balance at beginning of period.... $   602       1,062     1,239       132
Additions.........................      15          23        37     1,221
Amortization......................     (90)       (213)     (214)     (114)
Provision for impairment..........       -        (270)        -         -
                                   -------     -------    ------    ------
Balance at end of period.......... $   527         602     1,062     1,239
                                   =======     =======    ======    ======

At December 31, 1999, carrying value approximates fair value.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


(7)    INTEREST RECEIVABLE

A summary of interest receivable follows:
                                       December 31,       June 30,
                                          1999              1999
                                     ---------------    ------------

Loans..............................  $    4,445            4,736
Mortgage-backed securities.........         884              795
Investment securities..............       2,160            2,096
Interest-bearing deposits..........           3                8
                                     ----------          -------
                                     $    7,492            7,635
                                     ==========          =======


(8)    PREMISES AND EQUIPMENT

Premises and equipment is summarized as follows:
                                                     December 31,    June 30,
                                                         1999          1999
                                                    --------------- ---------
Land..............................................  $    5,822        5,822
Office buildings and leasehold improvements.......      26,847       26,609
Furniture, fixtures and equipment.................      10,814       10,887
                                                    ----------    ---------
                                                        43,483       43,318
Less accumulated depreciation and amortization....     (16,006)     (15,049)
                                                    ----------    ---------
                                                    $   27,477       28,269
                                                    ==========    =========

(9)    DEPOSITS

Deposits are summarized as follows:

                                       December 31,   June 30,
                                           1999         1999
                                      -------------  ----------
Certificates of deposit..............   $  371,486    366,569
Savings accounts.....................       87,206     89,975
Money market accounts................       78,482     75,398
NOW accounts  .......................       82,506     77,899
                                        ----------  ---------
     Total interest-bearing..........      619,680    609,841
Noninterest-bearing demand...........       38,724     35,708
                                        ----------  ---------
                                        $  658,404    645,549
                                        ==========  =========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Certificates of deposit at December 31, 1999 mature as follows:

                                                  Less     One to     Two to     Three      Four to
                                                  than       two       three    to four      five     There-
                                                one year    years      years     years       years     after      Total
                                             ----------- ----------- --------- ---------- --------- --------- ----------
2.00% to 3.99%............................   $    3,361        41         33          7          1        -       3,443
4.00% to 4.99%............................       84,207    11,447      1,798        181        260        -      97,893
5.00% to 5.99%............................      114,612    33,544      6,127      2,324      1,962       39     158,608
6.00% to 6.99%............................       42,687     7,122      4,713      1,358         30        -      55,910
7.00% to 8.99%............................        2,286         -          7          -          -        -       2,293
                                             ----------   -------    -------     ------    -------   ------   ---------
                                                247,153    52,154     12,678      3,870      2,253       39     318,147
Jumbo ($100,000 or more)..................       45,560     5,380      1,188      1,096        115        -      53,339
                                             ----------   -------    -------     ------    -------   ------   ---------
     Total certificates of deposit........   $  292,713    57,534     13,866      4,966      2,368       39     371,486
                                             ==========   =======    =======     ======    =======   ======   =========

(10)   REPURCHASE AGREEMENTS

Repurchase agreements generally mature on the next banking day. The securities underlying agreements to repurchase are for the same securities originally sold and are held in a custody account by a third party. For the six months ended December 31, 1999 and for the year ended June 30, 1999, securities sold under agreements to repurchase averaged approximately $7,995 and $6,568, respectively. The maximum outstanding at any month end during the six months ended December 31, 1999 and for the year ended June 30, 1999 was approximately $9,568 and $7,211, respectively. Interest rates at December 31, 1999 and June 30, 1999 were 4.92% and 4.22%, respectively.


(11)   BORROWED FUNDS

Advances from the FHLB and other borrowings are summarized as follows:
                                              December 31,    June 30,
                                                  1999          1999
                                            --------------   -----------

Advances from FHLB........................  $    226,769        244,048
Collateralized mortgage obligations.......           123            242
8.5% contract payable.....................           186            193
                                            ------------       --------
                                            $    227,078        244,483
                                            ============       ========

Advances from FHLB bear interest at rates from 4.62% to 8.11% (weighted average rate of 5.83% at December 31, 1999). Principal requirements are presented at the earlier of call or maturity date as follows:

           Years ending December 31,
         -----------------------------
                2000................................ $ 138,410
                2001................................    25,334
                2002................................    39,448
                2003................................     6,324
                2004................................     6,074
                Thereafter..........................    11,179
                                                     ---------
                                                     $ 226,769
                                                     =========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Advances from the FHLB are secured by pledges of FHLB stock of $15,154 and $14,615 at December 31, 1999 and June 30, 1999, respectively, and a blanket assignment of the Bank's unpledged, qualifying mortgage loans, mortgage-backed securities and investment securities.

The contract payable requires monthly payments of principal and interest of $3, maturing in November 2016. The contract payable is secured by real estate.


The Bank has amounts available for borrowing under the FHLB Cash Management Advance Program up to $101,715. There were no amounts outstanding under the program as of December 31, 1999 and June 30, 1999.


(12)   OTHER COMPREHENSIVE INCOME

A summary of the reclassification amounts and related tax effects for other comprehensive income follows:

                                                     Six Months Ended     Year Ended June 30,
                                                       December 31,    -------------------------
                                                           1999         1999     1998      1997
                                                     ----------------- -------- -------- -------
Disclosure of reclassification amount:
     Unrealized and realized  holding
         gains (losses)  arising during the
         period, net of income tax expense
         (benefit) of $(742),  $(1,032),
         $73 and $133 for the six months ended
         December 31, 1999 and the years ended
         June 30, 1999, 1998 and 1997, respectively..... $ (1,205)    (1,685)     118      216

     Less reclassification adjustment for
         gains included in net  income, net
         of income tax of $5, $36, $37 and
         $16 for the  six months ended December
         31, 1999 and the years ended
         June 30, 1999, 1998 and 1997, respectively....        (8)       (55)     (60)     (25)
                                                         --------    -------   ------   ------
Net unrealized gain (loss) on
     available-for-sale securities ....................  $ (1,213)    (1,740)      58      191
                                                         ========    =======   ======   ======

(13)   INCOME TAXES

A summary of the provision for income taxes follows:

                                 Six Months
                                    Ended          Year Ended June 30,
                                December 31, -------------------------------
                                    1999          1999      1998      1997
                              -------------- ---------- ---------- ---------
Federal:
     Current...............   $    2,034        3,469      3,582      2,095
     Deferred..............            2          141        315       (408)
                              ----------     --------    -------    -------
                                   2,036        3,610      3,897      1,687
                              ----------     --------    -------    -------
State:
     Current...............          426          762        753        440
     Deferred..............           21           31        110        (64)
                              ----------     --------    -------    -------
                                     447          793        863        376
                              ----------     --------    -------    -------
                              $    2,483        4,403      4,760      2,063
                              ==========     ========    =======    =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The effective tax rates for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 are 38.4%, 38.9%, 39.6% and 31.4%,
respectively. A reconciliation between income tax expense and the amount computed by multiplying the applicable statutory federal income tax rate of 34% follows:

                                                          Six Months
                                                             Ended          Year Ended June 30,
                                                          December 31,  ---------------------------
                                                              1999        1999      1998      1997
                                                         -------------- --------- --------- -------
Computed "expected" Federal tax expense..............    $    2,196      3,851     4,086     2,234
Earnings and payout on life insurance policies.......           (56)      (147)      (99)      (53)
State income taxes, net of Federal income tax benefit           301        523       567       248
Reversal of deferred taxes - cash surrender value
   increases.........................................             -          -         -      (397)
Goodwill amortization................................           113        226       215        68
Low income housing credit............................           (75)       (75)      (77)      (74)
Other    ............................................             4         25        68        37
                                                         ----------     ------    ------    ------
                                                         $    2,483      4,403     4,760     2,063
                                                         ==========     ======    ======    ======

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                                                        December 31,      June 30,
                                                                                            1999            1999
                                                                                      ----------------   -----------
Deferred tax assets:
     Loans, principally allowance for loan losses...................................   $    1,985            1,954
     Purchased excess tax bases.....................................................        1,106            1,165
     Loans, principally differences in bases........................................          328              367
     Deposits, principally difference in bases......................................           11               45
     Investment securities, principally differences in bases........................          633              639
     Employee benefits, principally deferred compensation and accrued vacation......        1,194            1,315
     Market value adjustment of investment securities and mortgage-backed securities
         available-for-sale.........................................................        1,801            1,054
                                                                                       ----------         --------
              Gross deferred income tax assets......................................        7,058            6,539
                                                                                       ----------         --------
Deferred tax liabilities:
     FHLB stock dividends...........................................................        3,614            3,407
     Core deposit intangible........................................................        1,308            1,438
     Deferred loan fees and origination costs.......................................          340              367
     Life insurance contract income.................................................           49               48
     Loans, due primarily to tax bad debt reserves in excess of base year amount....          284              488
     Loan servicing premium.........................................................          104              125
     Fixed assets, principally difference in bases and depreciation.................        1,576            1,572
     Other..........................................................................          341              376
                                                                                       ----------         --------
              Gross deferred income tax liabilities.................................        7,616            7,821
                                                                                       ----------         --------
              Net deferred income tax liability.....................................   $      558            1,282
                                                                                       ==========         ========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the deferred tax assets are deductible, at December 31, 1999, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(14)   COMMITMENTS AND CONTINGENCIES

The Company leases certain land, premises and equipment from third parties under operating leases. Total rental expense for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 was $97, $198, $197 and $114, respectively. The total future minimum rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1999 are as follows:

          Years ended December 31,                  Amount
    ---------------------------------------     ----------------
                    2000                          $    204
                    2001                               141
                    2002                               134
                    2003                               134
                    2004                               134
                 Thereafter                          1,294
                                                  --------
     Total minimum future rental expense          $  2,041
                                                  ========

The Company is the lessor of office space in certain of its branch office buildings under operating leases expiring in future years. Management expects as operating leases expire in the normal course of business, they will be renewed or replaced by leases on other properties at current market rental rates at the time of renewal. Approximate minimum future rentals to be received under non-cancelable leases subsequent to December 31, 1999 are as follows:

          Years ended December 31,                    Amount
    ---------------------------------------     ----------------
                    2000                          $    764
                    2001                               394
                    2002                               245
                    2003                               150
                    2004                                71
                 Thereafter                              -
                                                  --------
     Total minimum future rental income           $  1,624
                                                  ========

The Bank is a defendant in various matters of litigation generally incidental to its business. In the opinion of management, following consultation with legal counsel, liabilities arising from these proceedings, if any, will not have a material impact on the Company's liquidity, financial condition or results of operations.

On February 15, 2000 the Company announced the authorization of a plan to repurchase up to 7.5% of its outstanding shares in the open market during a twelve month period depending on market conditions.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(15)   EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan (ESOP)

Effective July 1, 1993 the Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 354,933 shares of WesterFed's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $3,549 from WesterFed to fund the purchase, evidenced by a note receivable recorded by WesterFed, secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments from the ESOP of approximately $57, bearing interest at 7.26%, maturing December 2008. Contributions of cash or common stock are made from the Bank to the ESOP at the discretion of the Board of Directors. Dividends on common shares held by the ESOP are paid to the ESOP and, together with Bank contributions, are used by the ESOP to repay principal and interest on the outstanding note. For financial reporting purposes, the note receivable is classified as a reduction of consolidated stockholders' equity and amounts paid to WesterFed for interest have been eliminated in consolidation. The dividends on the unallocated ESOP shares are not recorded as dividends in the consolidated statements of stockholders' equity.

The Company records compensation expense equal to the fair value of shares at the date such shares are made available for allocation to plan participants' accounts. Shares become available for allocation as the ESOP repays the note receivable recorded by WesterFed. The Company recognized expense relating to the ESOP of $150, $372, $580 and $444 for the six months ended December 31, 1999 and the years ended June 30, 1999, 1998 and 1997, respectively.

The ESOP shares were as follows:

                             December 31,    June 30,
                                 1999          1999
                             ------------   -----------
Allocated shares.........       179,128       166,774
Unallocated shares.......       175,805       188,159
                                -------       -------
   Original ESOP
     common shares.......       354,933       354,933
Shares distributed to
   participants..........       (31,718)      (24,756)
                                -------       -------
Common shares held
   by ESOP...............       323,215       330,177
                                =======       =======

At December 31, 1999, the fair value of the unallocated shares was approximately $2,681.

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

Equity Incentive Plan

In conjunction with the acquisition of Security Bancorp (see Note 25), the stockholders of the Company approved the Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for granting various awards to directors, officers, and employees of WesterFed or any of its subsidiary corporations of various awards up to 250,000 shares of Common Stock. The Incentive Plan provides for awards in the form of stock options, stock appreciation rights, other securities and property and restricted stock (collectively, Incentive Awards).

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The Company has granted Incentive Awards in the form of stock options during the six months ended December 31, 1999 and the year ended June 30, 1999 which allow holders to acquire 48,500 and 50,000 common shares, respectively. The term of the options may not exceed 15 years from the date the options are granted. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the market value of the shares covered by the option on the date of grant. During any calendar year, no participant may be granted Incentive Awards under the Incentive Plan with respect to more than 50,000 shares. There were no awards granted in the year ended June 30, 1998.

The Board of Directors of the Company periodically grants stock options on a discretionary basis to employees. During the year ended June 30, 1999, discretionary options were granted for the option holder to acquire 10,000 shares. There were no such grants in the six months ended December 31, 1999 or the year ended June 30, 1998.


Recognition and Retention Plan (RRP)

Under the RRP, common stock has been granted to certain officers, directors and employees. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting occurs in four equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unamortized deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. RRP compensation expense of $13, $77, $188 and $499 has been recorded for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997, respectively.

The following table reflects option activity for both the Stock Option Plan and Incentive Plan:

                                                                          Common    Weighted Average
                                                                          Shares    Exercise Price
                                                                         ---------  ----------------
Year ending June 30, 1997:
     Options outstanding, beginning of period..........................   419,707         $10.08
     Granted in conjunction with acquisition of Security Bancorp.......    94,696           9.27
     Granted...........................................................    72,169          20.51
     Exercised.........................................................   (13,768)         13.36
                                                                          -------
     Outstanding, end of period........................................   572,804          11.25
                                                                          =======
     Exercisable, end of period........................................   519,869          10.43
                                                                          =======
Year ending June 30, 1998:
     Granted...........................................................         -              -
     Exercised.........................................................   (37,978)         14.67
                                                                          -------
     Outstanding, end of period........................................   534,826          11.34
                                                                          =======
     Exercisable, end of period........................................   533,340          11.34
                                                                          =======
Year ending June 30, 1999:
     Granted...........................................................    60,000          16.16
     Exercised.........................................................   (36,116)         11.19
                                                                          -------
     Outstanding, end of period........................................   558,710          12.11
                                                                          =======
     Exercisable, end of period........................................   483,510          11.20
                                                                          =======

                                       45

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


                                          Common         Weighted Average
                                          Shares          Exercise Price
                                         --------        -----------------
Six months ending December 31, 1999:
     Granted............................   48,500         $     16.50
     Exercised..........................  (35,716)              12.40
                                          -------
     Outstanding, end of period.........  571,494               12.61
                                          =======
     Exercisable, end of period.........  447,794               11.30
                                          =======

Information regarding options outstanding and exercisable at December 31, 1999 follows:

                         Options Outstanding            Options Exercisable
                  ------------------------------------ ----------------------
                                            Weighted
     Range of                 Weighted       average              Weighted
     exercise     Common       average       remain     Common     average
       price      shares   exercise price life in yrs.  shares exercise price
---------------- -------- --------------- ------------ ------- --------------
 $  3.65 - 6.54   13,350   $    5.94           2.6      13,350   $   5.94
  10.00 - 12.72  377,475       10.28           4.1     377,475      10.28
  16.16 - 21.50  180,669       17.99           8.6      56,969      19.30
                 -------                               -------
                 571,494       12.61           5.5     447,794      11.30
                 =======                               =======

No compensation cost has been recognized in the consolidated statements of income for options granted under the plans. Had compensation cost for options granted been determined based on the estimated fair value of the options issued at the dates of grant, the Company's net income and income per common share amounts would have been as follows:

                          Six Months
                            Ended        Year Ended June 30,
                         December 31, ----------------------------
                            1999       1999      1998      1997
                          ----------- -------- ---------- --------
Net income, as reported... $3,975     6,923      7,260      4,507
                           ======     =====      =====      =====
Net income, pro forma..... $3,929     6,865      7,228      4,367
                           ======     =====      =====      =====
Income per common share:
     As reported:
     Basic................ $ 0.93       1.43       1.37      1.01
                           ======     =====      =====      =====
     Diluted.............. $ 0.89       1.37       1.29       .96
                           ======     =====      =====      =====
     Pro forma:
     Basic................ $ 0.92       1.42       1.36       .98
                           ======     =====      =====      =====
     Diluted.............. $ 0.88       1.35       1.29       .93
                           ======     =====      =====      =====

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

The fair value of the options granted was estimated using the Black-Scholes model with the following assumptions: for the six months ended December 31, 1999; dividend yield of 2.5%; expected life of 7 years; volatility of 21%; and a risk-free interest rate of 6.3%; for the year ended June 30, 1999; dividend yield of 2.6%; expected life of 5 years; volatility of 22%; and a risk-free interest rate of 5.6%; for the year ended June 30, 1997: dividend yield of 2.4%, expected life of 7 years, volatility of 19% and a risk-free interest rate of 6.4%. No options were granted during the year ended June 30, 1998. The average fair value of options granted for the six months ended December 31, 1999 and for the years ended June 30, 1999 and 1997 was $3.81, $4.40 and $6.91, respectively. Additional awards in future years are anticipated.

Pension Plan

The Company participates in a non-contributory multi-employer defined benefit pension plan covering substantially all employees. Actuarially determined pension costs are funded as accrued. Separate actuarial valuations are not prepared for each employer in the plan. Substantially all employees who attain the age of 21 years and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Total pension expense, including administrative charges, was approximately $16, $33, $20 and $48 for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997, respectively.

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

Amounts expensed under these agreements totaled approximately $109, $154, $346 and $86 for the six months ended December 31, 1999 and the years ended June 30, 1999, 1998 and 1997, respectively.

Savings Plan

The Company has adopted an employee savings plan. To be eligible for the plan, an employee must complete one year of full time employment. Company contributions match 50% of an employee's contributions, up to a maximum of 3% of the participating employee's wages. Savings plan expense for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 totaled approximately $89, $166, $184 and $103, respectively.

Employment Agreements

The Company has entered into employment contracts with certain senior officers that provide benefits under certain conditions following a termination without cause or a change in control of the Company.

(16)   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

Commitments to Extend Credit

Commitments to extend credit are as follows:

                             December 31,      June 30,
                                 1999            1999
                            ----------          -------
Fixed rate...............   $    2,435            4,745
Variable rate............        6,559           17,840
                            ----------          -------
                            $    8,994           22,585
                            ==========          =======

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

Interest Rate Cap

At December 31, 1999, the Company ha a $5,000 notional amount interest rate cap agreement expiring July 2000. The interest rate cap entitles the Company to receive interest payments in exchange for payment of a transaction fee, provided the three-month LIBOR exceeds 6%. The transaction fee paid in connection with the interest rate cap agreement is amortized to interest expense as an adjustment of the interest cost of liabilities. Interest rate cap agreements are used to manage interest rate risk by synthetically extending the life of interest-bearing liabilities.

(17)   RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative
Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.
Management is currently assessing the effect, if any, on its financial statements of implementing SFAS No. 133. The Company will be required to adopt the standard on January 1, 2001.

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(18)   RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The reconciliation of net income to net cash provided by operating activities follows:

                                                          Six Months
                                                             Ended               Year Ended June 30,
                                                          December 31,   ------------------------------------------
                                                              1999           1999           1998            1997
                                                         -------------  -----------     -----------     ----------
Net income...........................................    $   3,975         6,923           7,260           4,507
Adjustments to reconcile net income to net cash
     provided by operating activities:
         Amortization of:
              Deferred loan origination fees.........         (186)         (470)           (440)           (439)
              Premiums and discounts on securities,
                  loans and borrowings...............         (260)         (632)           (900)         (1,138)
         RRP deferred compensation...................           13            77             188             499
         ESOP shares committed to be released........          205           472             652             492
         Provision for loan losses...................          880         1,300             840             400
         Net (gain) loss on sales of:
              Mortgage-backed securities
                  available-for-sale.................           (5)            -             (29)            (57)
              Investment securities available-
                  for-sale...........................           (8)          (89)            (68)             16
              Loans..................................         (277)       (1,060)           (956)           (637)
              Real estate owned......................           26           (13)              -               -
              Premises and equipment.................          (12)         (276)            (17)              -
         Depreciation and amortization of premises
              and equipment..........................        1,088         2,488           2,147           1,208
         Goodwill and core deposit amortization......          673         1,443           1,391             532
         Federal Home Loan Bank stock
              dividends..............................         (539)       (1,055)           (975)           (712)
         Origination of loans available-for-sale.....      (41,609)     (105,129)        (96,520)        (54,396)
         Proceeds from sales of loans available-
              for-sale...............................       41,156       109,370          94,254          55,300
         Decrease (increase) in interest
              receivable.............................          143           143            (821)           (562)
         Interest expense credited to deposit
              accounts...............................       12,100        24,320          26,938          18,704
         Changes in other assets and liabilities.....          572         1,851          (2,209)            388
                                                         ---------      --------         -------         -------
              Net cash provided by operating
                  activities.........................    $  17,935        39,663          30,735          24,105
                                                         =========      ========         =======         =======

                                       49

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(19)   NON-CASH INVESTING AND FINANCING ACTIVITIES

On December 21, 1999, the Company declared a dividend of approximately $697 which is recorded in accrued expenses and other liabilities at December 31, 1999.

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

During the year ended June 30, 1997, the Company issued common stock under the RRP and recorded deferred compensation of approximately $106.

Real estate owned acquired through foreclosures of loans receivable was approximately $227, $559 and $546 for the six months ended December 31, 1999 and for the years ended June 30, 1999 and 1998, respectively. No real estate owned was acquired during the year ended June 30, 1997.

Treasury stock of approximately $1 and $2 was recorded due to forfeitures of unearned RRP shares for the year ended June 30, 1998 and 1997, respectively.

In conjunction with the acquisition of Security Bancorp, the Company issued common shares valued at $21,062 and stock options with an intrinsic value of $873.

During the six months ended December 31, 1999, the Company reduced paid-in capital and recorded a liability in the amount of $67 related to Security Bancorp shares not tendered for Company shares. Company shares had been provided in escrow for the exchange, however, will now be paid in cash upon redemption.

In conjunction with the acquisition of Security Bancorp during 1997, the Company received assets with fair value of $376.4 million and assumed liabilities of $343.6 million.

(20)   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instrument for which it is practical to estimate that value.

For cash and short-term investments, the carrying amount was considered to be a reasonable estimate of fair value.

For investment and mortgage-backed securities, fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

For FHLB stock, the carrying amount was considered to be a reasonable estimate of fair value.

Fair values were estimated for portfolios of performing and nonperforming loans with similar financial characteristics. For certain similar categories of loans, such as residential mortgages, home equity loans, non-residential mortgages, and consumer loans, fair value was estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other performing loan types was estimated by discounting the future cash flows using market discount rates that reflect the credit, collateral, and interest rate risk inherent in the loan.

The fair values of commitments to extend credit at fixed rates were not significant at December 31, 1999 and June 30, 1999.

The fair value of demand deposits, savings deposits and money market accounts were the amounts payable on demand at December 31, 1999 and June 30, 1999. The fair value of certificates of deposit is estimated based on the discounted value of contractual cash flows using rates derived from the U.S. Treasury yield curve, adjusted for certificate redemption features.

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

The estimated fair values of financial instruments are as follows:

                                                         December 31, 1999         June 30, 1999
                                                        ---------------------- ----------------------
                                                         Carrying     Fair      Carrying      Fair
                                                           value      value       value       value
                                                        ---------  ----------- -----------  ---------
Financial assets:
     Cash and cash equivalents.....................      $ 26,143     26,143       28,946      28,946
     Interest-bearing deposits.....................           100        100        1,985       1,985
     Investment securities available-for-sale......       106,212    106,212      103,441     103,441
     Investment securities.........................         9,205      9,195        9,235       9,255
     Mortgage-backed securities available-for-sale.        81,276     81,276       68,029      68,029
     Mortgage-backed securities....................        77,672     77,926       83,720      85,252
     Loans available-for-sale......................         4,470      4,470        3,740       3,740
     Loans, net....................................       616,281    602,658      627,631     624,583
     Stock in FHLB of Seattle......................        15,154     15,154       14,615      14,615

Financial liabilities:
     Deposits......................................      $658,404    656,813      645,549     644,574
     Repurchase agreements.........................         7,731      7,731        6,702       6,702
     Borrowed funds................................       227,078    224,663      244,483     243,467

Off-balance-sheet items:
     Interest rate cap agreements:
         notional amount of $5,000.................             -          4            -           9
                                                         ========   ========     ========    ========

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

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(21)   WESTERFED INFORMATION

The  summarized   condensed   financial   information  for  WesterFed  Financial
Corporation as of and for the six months ended December 31, 1999 and as of and for the year ended June 30, 1999 are presented below:

Condensed Balance Sheets                                 December 31, June 30,
                                                             1999       1999
                                                         ----------- ----------
Assets:
     Cash and cash equivalents...........................  $    268       116
     Interest-bearing and due from banks deposits........     2,096       383
     Investment securities available-for-sale............     1,636     1,099
     Other assets........................................        47        46
     Investment in subsidiaries..........................    86,335    90,426
                                                           --------   -------
              Total assets...............................  $ 90,382    92,070
                                                           ========   =======
Liabilities and Stockholders' Equity:
     Other liabilities...................................  $    857       921
     Stockholders' Equity:
         Common stock....................................        44        56
         Additional paid-in capital......................    70,040    69,572
         Common stock acquired by ESOP/RRP...............    (2,090)   (2,216)
         Treasury stock at cost..........................   (28,962)  (25,319)
         Accumulated other comprehensive loss............    (2,930)   (1,717)
         Retained earnings...............................    53,423    50,773
                                                           --------   -------
              Total stockholders' equity.................    89,525    91,149
                                                           --------   -------
              Total liabilities and stockholders' equity.  $ 90,382    92,070
                                                           ========   =======

                                          Six Months
                                            Ended        Year Ended June 30,
                                         December 31, ------------------------
Condensed Statements of Income               1999       1999     1998    1997
                                          ----------- --------- ------- ------
Dividends from the Bank....................  $ 7,000   20,000   5,000   14,000
Interest income............................       39      266     233      735
Non-interest expense.......................     (234)    (653)   (677)    (428)
                                             -------  -------  ------  -------
     Income before income taxes............    6,805   19,613   4,556   14,307
Income tax benefit (expense)...............       70      120      79     (140)
                                             -------  -------  ------  -------
     Income before undistributed
      earnings of subsidiaries.............    6,875   19,733   4,635   14,167

Undistributed (distributions in excess
     of) earnings of subsidiaries..........   (2,900) (12,810)  2,625   (9,660)
                                             -------  -------  ------  -------
     Net income............................  $ 3,975    6,923   7,260    4,507
                                             =======  =======  ======  =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                                          Six Months
                                                            Ended                Year Ended June 30,
                                                          December 31, -------------------------------------------
Condensed Statements of Cash Flows                            1999            1999            1998           1997
                                                            --------        -------          ------        -------
Operating Activities:
     Net income for the period.......................       $  3,975          6,923           7,260          4,507
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Distributions in excess of (equity in
             undistributed) earnings of subsidiaries           2,900         12,810          (2,625)         9,660
         Amortization of premiums on investment
             securities available-for-sale......                 (14)          (223)           (182)          (298)
         ESOP shares committed to be released...                 205            472             652            492
         Increase in other assets and liabilities, net            89            213            (686)           567
                                                            --------        -------          ------        -------
                 Net cash provided by operating
                      activities................               7,155         20,195           4,419         14,928
                                                            --------        -------          ------        -------
Investing Activities:
     Decrease (increase) in interest-bearing deposits         (1,713)            19             561           (189)
     Purchase of investment securities...............         (2,542)       (37,985)        (23,766)       (20,142)
     Principal payments and sales proceeds of
         mortgage-backed securities..................              -              -               -          3,059
     Proceeds from maturities of investment securities         2,000         42,250          21,350         30,784
     Acquisition of Security Bancorp, including direct
         acquisition costs of $794...................              -              -               -        (26,789)
     Other...........................................              -              -               -             12
                                                            --------        -------          ------        -------
                      Net cash provided by (used in)
                           investing activities......         (2,255)         4,284          (1,855)       (13,265)
                                                            --------        -------          ------        -------
Financing Activities:
     Dividends paid to stockholders..................         (1,536)        (2,926)         (2,729)        (1,867)
     Proceeds from exercise of stock options and stock
         issuances...................................            443            404             557            194
     Purchase of treasury stock......................         (3,655)       (21,858)           (379)             -
                                                            --------        -------          ------        -------
         Net cash used in financing activities                (4,748)       (24,380)         (2,551)        (1,673)
                                                            --------        -------          ------        -------
Increase (decrease) in cash and cash equivalents.....            152             99              13            (10)
Cash and cash equivalents at beginning of period.....            116             17               4             14
                                                            --------        -------          ------        -------
Cash and cash equivalents at end of period...........       $    268            116              17              4
                                                            ========        =======          ======        =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

(22)   CONDENSED QUARTERLY RESULTS OF OPERATIONS - UNAUDITED

                                                          Six Months Ended
                                                          December 31, 1999
                                                     -------------------------
                                                       Second          First
                                                       Quarter        Quarter
                                                     ------------  -----------
     Interest income................................  $17,861          17,745
     Interest expense...............................    9,734           9,651
                                                      -------         -------
              Net interest income...................    8,127           8,094

     Provision for loan losses......................     (435)           (445)
     Noninterest income.............................    1,958           2,169
     Noninterest expense............................   (6,488)         (6,522)
                                                      -------         -------
              Income before income tax expense......    3,162           3,296

     Income tax expense.............................   (1,195)         (1,288)
                                                      -------         -------
              Net income............................  $ 1,967           2,008
                                                      =======         =======
     Net income per share:
         Basic......................................  $  0.47            0.46
                                                      =======         =======
         Diluted....................................  $  0.45            0.44
                                                      =======         =======


                                              Year Ended June 30, 1999
                                         --------------------------------------
                                         Fourth      Third    Second     First
                                         Quarter    Quarter   Quarter   Quarter
                                         -------- ---------- -------- ---------
 Interest income........................ $17,468    17,082    17,828     18,420
 Interest expense.......................   9,443     9,371     9,865     10,565
                                         -------   -------   -------    -------
    Net interest income.................   8,025     7,711     7,963      7,855

 Provision for loan losses..............    (445)     (345)     (270)      (240)
 Noninterest income.....................   2,542     2,052     2,377      2,327
 Noninterest expense....................  (7,316)   (6,956)   (6,985)    (6,969)
                                         -------   -------   -------    -------
    Income before income tax expense....   2,806     2,462     3,085      2,973

 Income tax expense.....................  (1,050)     (878)   (1,256)    (1,219)
                                         -------   -------   -------    -------
    Net income.......................... $ 1,756     1,584     1,829      1,754
                                         =======   =======   =======    =======
 Net income per share:
     Basic.............................. $   .40       .37       .35        .33
                                         =======   =======   =======    =======
     Diluted............................ $   .39       .35       .33        .31
                                         =======   =======   =======    =======

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

                                              Year Ended June 30, 1998
                                         --------------------------------------
                                         Fourth      Third    Second     First
                                         Quarter    Quarter   Quarter   Quarter
                                         -------- ---------- -------- ---------

Interest income......................  $18,565     18,866     18,764    18,329
Interest expense.....................   10,460     10,843     10,651    10,332
                                       -------    -------    -------   -------
  Net interest income................    8,105      8,023      8,113     7,997

Provision for loan losses............     (210)      (210)      (256)     (164)
Noninterest income...................    2,300      2,123      1,995     1,963
Noninterest expense..................   (6,910)    (7,581)    (6,415)   (6,853)
                                       -------    -------    -------   -------
   Income before income tax expense..    3,285      2,355      3,437     2,943

Income tax expense...................   (1,292)      (995)    (1,339)   (1,134)
                                       -------    -------    -------   -------
   Net income........................  $ 1,993      1,360      2,098     1,809
                                       =======    =======    =======   =======
Net income per share:
    Basic............................  $   .37        .26        .40       .34
                                       =======    =======    =======   =======
    Diluted..........................  $   .35        .24        .37       .32
                                       =======    =======    =======   =======

(23)   EARNINGS PER SHARE

       The following table sets forth the compilation of basic and diluted earnings per share:

                                         Six Months
                                           Ended             Year Ended June 30,
                                         December 31, ----------------------------------
                                            1999         1999        1998        1997
                                         ------------ ------------ ----------- ---------
Number of shares on which basic
earnings per share is calculated:
   Average outstanding shares
   during the fiscal year...............   4,291,092    4,830,068  5,317,577   4,458,079

   Add: Incremental shares under stock
        option plans....................     170,269     240,270    296,316      220,259
        Incremental shares
        related to RRPs.................          -        1,225     13,425       25,901
                                          ----------   ---------  ---------    ---------
Number of shares on which diluted
 earnings per share is calculated.......   4,461,361   5,071,563  5,627,318    4,704,239
                                          ==========   =========  =========    =========
Net income applicable to
common stockholders (000's).............  $    3,975       6,923      7,260        4,507
                                          ==========   =========  =========    =========
Basic earnings per share................  $     0.93        1.43       1.37         1.01
                                          ==========   =========  =========    =========
Diluted earnings per share..............  $     0.89        1.37       1.29          .96
                                          ==========   =========  =========    =========

WesterFed Financial Corporation and Subsidiaries

--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)


Stock options to purchase 180,669, 72,169 and 57,085 shares at December 31, 1999 and June 30, 1999 and 1997, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. No stock options were excluded from the computation of diluted earnings per share in the year ended June 30, 1998.

(24)   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                  Six Months
                                     Ended        Year Ended June 30,
                                 December 31, -----------------------------
                                     1999        1999      1998     1997
                                 ------------ --------- -------- ----------
Payments during the period for:
     Interest ....................  $6,761     12,856   13,900     8,942
     Income taxes, net............   2,604      3,933    4,080     3,014
                                   =======     ======   ======     =====

(25)   ACQUISITION

On February 28, 1997, WesterFed completed the acquisition of Security Bancorp, accounted for as a purchase transaction and, accordingly, the consolidated statement of income for the year ended June 30, 1997 includes the results of operations of Security Bancorp commencing March 1, 1997. WesterFed issued 1,150,175 shares of common stock, options to acquire 94,696 common shares and committed to pay $25,995 in cash for all of the outstanding shares of Security Bancorp common stock, for total consideration of $48,724. In addition, as of such date, Security Bank, a federally chartered stock savings bank and wholly-owned subsidiary of Security Bancorp, merged with and into the Bank.

(26)   BRANCH SALE

On November 18, 1999, the Company announced that it reached an agreement with Stockman Financial Corp. to sell the assets and have the liabilities assumed for six branch locations. The branches are located in Glasgow, Hardin, Malta, Miles City, Plentywood and Sidney. This transaction is expected to close in April
2000. The divestiture will result in a decrease in total deposits of approximately $57 million.

General Corporate and Stockholders' Information

CORPORATE HEADQUARTERS
110 E. Broadway
Missoula, MT  59802
(406) 721-5254

INDEPENDENT ACCOUNTANTS
KPMG LLP
Billings, MT

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
1-800-634-5526

ANNUAL MEETING
The annual meeting of stockholders will be held on Tuesday, April 25, 2000, beginning at 9 a.m. at the Southgate Office, 2601 Garfield, Missoula, MT.

FORM 10-K
This report is available to stockholders of record without charge upon written request to:
Suzanne Loewen
Corporate Secretary
WesterFed Financial Corporation
110 E. Broadway
Missoula, MT  59802

STOCK INFORMATION
WesterFed stock is traded in the over-the-counter market with quotations through the Nasdaq National Market System under the symbol "WSTR."

At December 31, 1999, there were 1,072 stockholders of record.

At December 31, 1999, there were approximately 2,200 beneficial stockholders.

To request information on dividend reinvestment, please contact:
Suzanne Loewen
WesterFed Financial Corporation
110 E. Broadway
Missoula, MT  59802
Phone: 406-721-5254

General Corporate and Stockholders' Information

                           Stock Prices           Dividends
Quarter Ended            High        Low           Declared
-------------------------------------------------------------
March 31, 1997           $ 21.75     17.75         .105
June 30, 1997            $ 20.75     17.25         .151*

September 30, 1997       $ 26.75     20.00         .115
December 31, 1997        $ 27.00     22.25         .12

March 31, 1998           $ 26.75     24.50         .125
June 30, 1998            $ 26.63     24.00         .18**

September 30, 1998       $ 24.875    17.00         .135
December 31, 1998        $ 20.125    17.188        .14

March 31, 1999           $ 18.625    16.188        .145
June 30, 1999            $ 17.25     15.938        .20***

September 30, 1999       $ 17.813    16.25         .155
December 31, 1999        $ 17.125    14.75         .16

*Declared June 30, 1997, payable August 20 to stockholders of record August 6. Includes a special dividend of $0.041 per share.

**Declared June 23, 1998, payable August 24 to stockholders of record August 10. Includes a special dividend of $0.05 per share.

***Declared June 24, 1999, payable July 21 to stockholders of record July 7. Includes a special dividend of $0.05 per share.

MARKET MAKERS
--------------------------------------------------------------------------------

D. A. Davidson & Co., Incorporated
Friedman Billings Ramsey & Company
Sandler O'Neill & Partners
Pacific Crest Securities

WESTERFED OFFICERS
--------------------------------------------------------------------------------

Lyle R. Grimes
Chairman

Ralph K. Holliday
President and Chief Executive Officer

James A. Salisbury, CPA
Treasurer and Chief Financial Officer

David W. Jorgenson
Vice President

Suzanne Loewen
Corporate Secretary

Marcia L. Johnson
Assistant Corporate Secretary

WESTERFED DIRECTORS
--------------------------------------------------------------------------------

Lyle R. Grimes
Chairman

John E. Roemer
Vice Chairman

Ralph K. Holliday

Dr. Marvin P. Reynolds

Dr. Otto G. Klein, Jr.

Robert F. Burke

Laurie C. DeMarois

David W. Jorgenson

William M. Leslie

Directors and Officers


BOARD OF DIRECTORS
--------------------------------------------------------------------------------

Lyle R. Grimes
Chairman of the Board,
Elected 1983.

John E. Roemer
Vice Chairman
Retired
Roemer Tire Center, Missoula.
Elected 1978.

Ralph K. Holliday
President & Chief Executive Officer,
Elected 1999.

Laurie C. DeMarois
Owner, Garden City Floral, Missoula.
Elected 1996.

Robert F. Burke
Financial Planner
American Express, Missoula.
Elected 1994.

David W. Jorgenson
Executive Vice President
Eastern Region Manager
Western Security Bank, Billings.
Elected 1997.

Dr. Otto G. Klein, Jr.
Ophthalmologist
Rocky Mountain Eye &
Ear Center, Missoula.
Elected 1988.

William M. Leslie
Chairman and President
Quality Concrete Company, Billings.
Elected 1997.

Dr. Marvin P. Reynolds
Dentist, Missoula.
Elected 1969.

Donovan Worden, Jr.
Director Emeritus
Retired


SENIOR MANAGEMENT
--------------------------------------------------------------------------------

Ralph K. Holliday
President and Chief Executive Officer

David W. Jorgenson
Executive Vice President
Eastern Region Manager

James A. Salisbury, CPA
Treasurer
Executive Vice President/
Chief Financial Officer

Charles E. Eiseman
Sr. Vice President
Western Region Manager

Marcia L. Johnson
Sr. Vice President
Central Operations Manager

Stan R. Hill
Sr. Vice President
Commercial Lending

Scott Sanders
Sr. Vice President
Commercial Real Estate Lending

John Cromwell
Sr. Vice President
Human Resources

Sharon E. Woldstad
Corporate Secretary
Sr. Vice President
Data Center Coordinator

Suzanne Loewen
Vice President
Audit/Compliance/Quality Control

Barry L. Johnston
Sr. Vice President
Credit Administrator


DEPARTMENT HEADS
--------------------------------------------------------------------------------

Desiree Bagnell, CPA
Controller

Ronald F. Halls
Vice President
Central Processing &Secondary Market

Laura Lustgraaf
Vice President
Deposit Support Services Manager

Nancy Rhoads
Vice President
Loan Servicing Manager

Gary Hewitt
Assistant Vice President
Property Manager and Security Officer

Glenn Nelson
Assistant Vice President
Information Services Department

Debi Turner
Branch Coordinator

Brenda Ratcliff
Sales Coordinator

Sue Hay
Assistant Vice President
Loan Systems Coordinator